Form 20-F
period 2002-11-30
INSTRUMENTATION LABORATORY SPA
filed 2003-06-02
CIK 1023950

UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                                 FORM 20-F
     (MARK ONE)

|_| REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
                                     OR
|X| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
     FOR THE FISCAL YEAR ENDED NOVEMBER 30, 2002
                                     OR
|_| TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
     FOR THE TRANSITION PERIOD ................. TO .................

                       COMMISSION FILE NUMBER 0-28856
                     INSTRUMENTATION LABORATORY S.P.A.
           (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                               NOT APPLICABLE
              (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

                             REPUBLIC OF ITALY
              (JURISDICTION OF INCORPORATION OR ORGANIZATION)
                              VIALE MONZA 338
                                20128 MILANO
                                   ITALY
                  (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)


           SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO
                         SECTION 12(B) OF THE ACT:

                                    NONE
           SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO
                         SECTION 12(G) OF THE ACT:

     TITLE OF EACH CLASS               NAME OF EACH EXCHANGE ON WHICH REGISTERED
     -------------------               -----------------------------------------


American Depositary Shares, each                        NONE
representing one Ordinary Share,
(euro)1.29 par value per share

 SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION
                           15(D) OF THE ACT: NONE


      INDICATE THE NUMBER OF OUTSTANDING SHARES OF EACH OF THE ISSUER'S CLASSES OF CAPITAL OR COMMON STOCK AS OF THE CLOSE OF THE PERIOD COVERED BY THE ANNUAL REPORT. 90,701,104 Ordinary Shares, (euro)1.29 par value

      INDICATE BY CHECK MARK WHETHER THE REGISTRANT (1) HAS FILED ALL REPORTS REQUIRED TO BE FILED BY SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 DURING THE PRECEDING 12 MONTHS (OR FOR SUCH SHORTER PERIOD THAT THE REGISTRANT WAS REQUIRED TO FILE SUCH REPORTS), AND (2) HAS BEEN SUBJECT TO SUCH FILING REQUIREMENTS FOR THE PAST 90 DAYS. YES X NO _

      Indicate by check mark which financial statement item the registrant has elected to follow. Item 17 __ Item 18 X

------------------------------------------------------------------------------


                             TABLE OF CONTENTS


PRESENTATION OF FINANCIAL INFORMATION........................................2

Part I.......................................................................3

   Item 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS............3

   Item 2.  OFFER STATISTICS AND EXPECTED TIMETABLE..........................4

   Item 3.   KEY INFORMATION.................................................5

   Item 4.  INFORMATION ON THE COMPANY......................................15

   Item 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS...................33

   Item 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES......................47

   Item 7.  MAJORITY SHAREHOLDERS AND RELATED PARTY TRANSACTIONS............51

   Item 8.  FINANCIAL INFORMATION...........................................53

   Item 9.   THE OFFER AND LISTING DETAILS..................................54

   Item 10. ADDITIONAL INFORMATION..........................................57

   Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK......64

   Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES..........66

Part II.....................................................................67

   Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.................67

   Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY   HOLDERS AND
            USE OF PROCEEDS.................................................68

   Item 15. CONTROLS AND PROCEDURES.........................................68

Part III....................................................................69

   Item 18. FINANCIAL STATEMENTS............................................69

   Item 19. EXHIBITS........................................................70

SIGNATURES..................................................................72

CERTIFICATIONS..............................................................73

In this Annual Report on Form 20-F, all references to we, our, the "Company" and "IL" are to Instrumentation Laboratory S.p.A. and, unless the context otherwise requires, our subsidiaries.

                   PRESENTATION OF FINANCIAL INFORMATION

      Unless otherwise indicated, our financial information contained in this Annual Report has been prepared in accordance with accounting principles prescribed by Italian law and supplemented by the accounting principles issued by the Italian Accounting Profession or, in the absence thereof, the International Accounting Standards Committee (collectively, "Italian GAAP"), which, as described in Notes 21 and 22 to the Audited Consolidated Financial Statements, differ in certain significant respects from accounting principles generally accepted in the United States ("U.S. GAAP"). Our Audited Consolidated Financial Statements are not prepared or filed pursuant to Italian Legislative Decree No. 127 of 1991, as we are exempted from such obligation pursuant to Art. 27 of the above-mentioned Legislative Decree. Unless otherwise indicated, any reference in this Annual Report to Audited Consolidated Financial Statements refers to our audited consolidated financial statements (including the notes thereto), included herein.

      Since  November  30,  2002,  we  have  published  our   consolidated
financial statements ("Consolidated Financial Statements") in euro. However, the Consolidated Financial Statements for the fiscal years ended on November 30, 2001, 2000, 1999 and 1998 were originally prepared in Italian lire and have been translated into euros at the rate of Lit. 1,936.27 per euro, the official rate established by the European Monetary Union on January 1, 1999. The euro did not exist prior to that date and the conversion rate used may not reflect the lire/euro exchange rate that would have applied if the euro had existed at such times. Also, for financial information thus translated from dates and periods before November 30, 2002, you should not assume that you can accurately compare this financial information with that of other companies that have translated a non-Italian lire European currency into euro. In this Annual Report, unless otherwise specified or the context requires otherwise, references to "lira", "lire" or "Lit." are to the Italian lira (singular) or to Italian lire (plural), references to "euro" or "(euro)" are to euros and references to "$", "U.S. $" or "dollars" are to United States dollars. Solely for the convenience of the reader, this Annual Report contains translations of certain euro amounts into dollars at specified rates. These translations should not be construed as representations that the euro amounts actually represent such dollar amounts or could be converted into dollars at those rates. Unless otherwise stated, the translations of euro into dollars have been made at the rate of $0.9932 per euro, the noon buying rate in the City of New York for cable transfers in euro certified by the Federal Reserve Bank of New York for customs purposes (the "Noon Buying Rate") on November 29, 2002. For further information regarding recent rates of exchange between euro and dollars, see "Item 3 - Key Information - Exchange Rates" "Item 3 - Risk of error in forward looking statements" and "Item 5 - Operating and Financial Review and Prospects - Currency Effects" for a discussion of how exchange rates affect us.

      Certain statements in this Annual Report on Form 20-F, particularly under "Item 4--Information on The Company" and "Item 5--Operating and Financial Review and Prospects" constitute "forward-looking statements" within the meaning of the U.S. securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause our actual results, performances or achievements to be materially different from any future results, performance or achievements, expressed or implied by such forward-looking statements. See "Item 3--Key Information--Risk of error in forward looking statements."

                                   PART I

ITEM 1.     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.    NOT REQUIRED.

B.    NOT REQUIRED.

C.    NOT REQUIRED.

ITEM 2.     OFFER STATISTICS AND EXPECTED TIMETABLE

A.    NOT REQUIRED.

B.    NOT REQUIRED.

ITEM 3.     KEY INFORMATION

A.    SELECTED FINANCIAL DATA.

      The following table presents our selected consolidated financial information for the periods indicated and should be read in conjunction with, and is qualified in its entirety by reference to, the Audited Consolidated Financial Statements and "Item 5 -- Operating and Financial Review and Prospects" appearing elsewhere in this Annual Report. The selected financial information as of November 30, 2002 and for the fiscal year ended November 30, 2002 has been derived from the Audited Consolidated Financial Statements appearing elsewhere in this Annual Report, which have been audited by BDO Sala Scelsi Farina, S.p.A., independent public accountants, whose report appears elsewhere in this Annual Report. The selected financial information as of November 30, 1998, 1999, 2000 and 2001 and for the fiscal years ended November 30, 1998, 1999, 2000 and 2001 has been derived from our audited historical financial statements for such periods and were audited by Arthur Andersen S.p.A, independent public accountants.

      Prior to fiscal year 2002, Arthur Andersen served as our independent auditors. On August 31, 2002, Arthur Andersen LLP, an affiliate of Arthur Andersen, ceased practicing before the SEC. On November 25,2002 we appointed BDO Sala Scelsi Farina S.p.A. as our independent auditors for the fiscal year ended November 30, 2002.

      Because our former key audit engagement team personnel have since left Arthur Andersen, Arthur Andersen did not participate in the preparation of this report, reissue its audit report with respect to the consolidated financial statements included in this report, or consent to the inclusion
in  this  report  of  its  audit   report.   As  a  result,   investors  in
Instrumentation Laboratory may have no effective remedy against Arthur Andersen in connection with a material misstatement or omission in the financial statements to which its audit report relates. In addition, even if such investors were able to assert a claim, Arthur Andersen may fail or otherwise have insufficient assets to satisfy claims by investors that might arise under the U.S. federal securities laws or otherwise with respect to its audit report.

      The Audited Consolidated Financial Statements have been prepared in accordance with Italian GAAP, which differs in certain significant respects from U.S. GAAP. See Notes 21 and 22 to the Audited Consolidated Financial Statements.

      As of November 30, 2002 the U.S. subsidiary retroactively changed its inventory costing from LIFO to FIFO, to conform to the group accounting practice and to follow the benchmark treatment recommended by IAS 2. This change has no effect on the fiscal 2002 statement of operations but
originated   a  reduction   of  the  loss   reported  for  fiscal  2001  of
(euro)1,441,000 and a decrease in the shareholders' equity as of November 30, 1999 and 2000 of (euro)1,275,000 and (euro)1,483,000, respectively. The incremental difference between fiscal 1999 and fiscal 2000 is due to the difference of conversion rates of U.S. Dollar into euro.

      Since November 30, 2002 our financial statements have been presented in Euro. However, the financial data below for fiscal years 1998, 1999, 2000 and 2001 was originally prepared in Italian Lire and has been translated into Euro at the rate of 1,936.27 Italian Lire per Euro, the official rate established by the European Monetary Union on January 1, 1999.



                                                AS OF OR FOR THE YEAR ENDED NOVEMBER 30
                                              1998          1999       2000        2001         2002
                                            [RESTATED]   [RESTATED] [RESTATED]  [RESTATED]
                                            ----------   ---------------------  ----------  ----------
                                                  (IN THOUSANDS OF EURO, EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT  DATA (1)
ITALIAN GAAP:
   Net sales and revenues ............. (euro)214,521 (euro)265,865   (euro)275,312    (euro)274,814     (euro)272,591
   Cost of sales and services ..........      110,650       144,523         143,163          144,207           141,549
                                              -------       -------         -------          -------           -------
     Gross profit ......................      103,871       121,342         132,149          130,607           131,042
Research and development costs ......          18,377        21,278          20,124           19,588            20,072
   Selling, general and administrative
     expenses ..........................       85,219        95,539          92,008           92,699            99,792
                                              -------       -------         -------          -------           -------
Operating income before
       amortization of intangible assets
       and deferred charges ............          275         4,525          20,017           18,320            11,178
   Amortization of intangible assets
       and deferred charges ............        5,711        12,138          11,337            9,058             8,464
                                              -------       -------         -------          -------           -------
     Operating income (loss) ...........       (5,436)       (7,613)          8,680            9,262             2,714
   Interest income .....................        1,173         1,390           1,324            1,277               980
   Interest expense ....................        7,800        12,983          15,924           15,382            12,210
   Other income (expense) net ..........       (8,579)      (16,214)        (10,016)           2,018            (2,696)
                                              -------       -------         -------           -------          -------
   Income (loss) before income taxes ...      (20,642)      (35,420)        (15,936)          (2,825)          (11,212)
   Income taxes ........................        1,793         2,026           1,536            2,916             2,549
   Minority interest ...................           --            --              --              (68)              (80)
                                              -------       -------         -------          -------           -------
   Net income (loss) ...................(euro)(22,435)(euro)(37,446)  (euro)(17,472)    (euro)(5,809)    (euro)(13,841)
                                              ========     ========        ========         ========          ========
   Net income (loss) per share (2) .....  (euro)(0.76)  (euro)(0.85)    (euro)(0.40)     (euro)(0.08)      (euro)(0.15)
U.S. GAAP:
   Income (loss) before extraordinary
     charges and cumulative effects of
     change in accounting principles .. (euro)(20,703 (euro)(35,797)  (euro)(21,002)   (euro)(17,228)    (euro)(14,781)
   Net income (loss) ...................      (21,767)      (35,797)        (21,002)         (17,228)          (14,781)
                                             ========      ========        ========         ========         =========
   Net income (loss) per share (2) .....  (euro)(0.74)   (euro)0.81     (euro)(0.48)     (euro)(0.24)      (euro)(0.16)
   Income from continuing operations
     per share (2) .....................  (euro)(0.70)  (euro)(0.81)          (0.48)           (0.24)      (euro)(0.16)
BALANCE SHEET DATA
ITALIAN GAAP: ..........................
   Working capital ..................... (euro)17,254  (euro)12,688  (euro)  22,527    (euro) 31,393      (euro) 8,268
   Total assets ........................      258,125       416,771         375,531          353,845           341,836
   Long-term debt ......................       23,847       144,766         149,466          103,335            87,814
   Shareholders' equity ................       94,719        73,856          46,740           98,842            80,316
U.S. GAAP: .............................
   Working capital ..................... (euro)51,497  (euro)13,005    (euro)23,126    (euro) 29,220      (euro) 4,094
   Total assets ........................      258,643       418,971         409,675          388,270           370,096
   Long-term debt ......................       58,219       144,766         149,466          108,169           108,562
   Shareholders' equity ................       95,167        75,952          81,480          119,675            81,748

---------

(1) In January 1999, we acquired Hemoliance. The Income Statement Data includes the financial results of Hemoliance from the date of acquisition.

(2) "Net income (loss) per share" is calculated based on 29,429,838 shares outstanding for fiscal year 1998, 44,189,477 shares outstanding for fiscal year 1999 and 2000, 72,861,028 shares outstanding (the weighted average) for fiscal year 2001 and 90,701,104 shares outstanding for fiscal year 2002.

      Exchange Rates

      The following table sets forth, for each of the periods indicated, the high, low and average Noon Buying Rates expressed in $ per 1.00 euro to the nearest cent:

   CALENDAR PERIOD             HIGH             LOW               AVERAGE*
   --------------------     ---------      -------------      -----------------
       2002                  $1.05            $0.86                $0.95
       2001                  $0.95            $0.84                $0.89
       2000                  $1.03            $0.83                $0.92
       1999                  $1.18            $1.00                $1.06
       1998**                $1.21            $1.06                $1.11

      November 2002          $1.01            $0.99
      December 2002          $1.05            $0.99
       January 2003          $1.09            $1.04
      February 2003          $1.09            $1.07
         March 2003          $1.11            $1.05
         April 2003          $1.12            $1.06

* The average of the Noon Buying Rates on the last business day of each month during the year.


** Euro/US dollar exchange rates for periods prior to the introduction of the euro on January 1, 1999 have been calculated by applying the fixed exchange rate of 1936.27 Italian Lire/euro established by the European Monetary Union.

      On May 13, 2003, the Noon Buying Rate was $1.15 per (euro)1.00. The above rates are given for information only, and differ from the rates used in the preparation of our financial statements included in Item 18 herein.

B.    NOT REQUIRED.

C.    NOT REQUIRED.

D.    RISK FACTORS.

      We have experienced net losses and negative cash flow in recent fiscal years

      We continue to experience significant net losses. In order for us to meet our requirements for working capital, research and development expenditures, investments in instruments, debt service and capital expenditures, we must substantially improve our operating performance from recent levels. There can be no assurance that we will achieve or, if achieved, will sustain, profitability in the future. If we cannot achieve and sustain profitability, it is likely that we will not be able to meet our funding requirements.

We are substantially leveraged and it may be difficult to service our debt

      We have substantial indebtedness with significant debt service requirements and are highly leveraged. At November 30, 2002, our consolidated net financial debt was (euro) 150.8 million and shareholders' equity was (euro)80.3 million. Approximately 42% of our indebtedness is short term and is subject to repayment upon demand. We have also with other Werfen group companies guaranteed a loan to Izasa Distribuciones Tecnicas S.A. in the principal amount of (euro)100 million. We may issue additional indebtedness in the future. On April 20, 2001, an extraordinary shareholders meeting was held at which the shareholders resolved to increase the capital stock in the amount of (euro)59,999,999.83. Proceeds from the capital increase have been used to reduce outstanding indebtedness owed to Izasa Distribuciones Tecnicas, S.A. We may decide to increase our capital stock again in the future and this could dilute shareholders' ownership interest.

      The degree to which we are leveraged has important consequences to you, including the following: (1) our ability to obtain additional financing in the future, whether for working capital, research and development expenditures, investments in instruments, capital expenditures, acquisitions or other purposes, may be impaired; (2) a substantial portion of our cash flow from operations is required to be dedicated to the payment of interest on our indebtedness, thereby reducing funds available to us for other purposes; (3) our flexibility in planning for or reacting to changes in market conditions may be limited; (4) we may be more vulnerable in the event of a downturn in our business; (5) we may be at a competitive disadvantage relative to less leveraged competitors; and (6) to the extent we continue to utilize short-term or variable rate borrowings to fund cash flow and working capital requirements, we will be vulnerable to increases in interest rates.

      We cannot assure you that our businesses will generate sufficient cash flow from operations or that future financing will be available in an amount sufficient to enable us to service our indebtedness or to make necessary capital expenditures, research and development expenditures or investments in instruments. Further, depending on the timing, amount and structure of any future acquisitions, we may need to raise additional capital to fund the acquisitions of additional businesses. There can be no assurance that we will be able to secure such additional funding on favorable terms, if at all.

Our industry is highly competitive

      The in vitro diagnostics ("IVD") systems industry is highly competitive and continues to experience significant pricing pressures. Some of our competitors are significantly larger and have greater resources than us, and industry consolidation could have the effect of producing more such competitors. Moreover, we encounter different competitors in each of our key product lines, and there can be no assurance that we will not encounter increased competition in the future, which could have a material adverse effect on our financial condition and results of operations. Furthermore, competitive and regulatory conditions in many markets restrict our ability to fully recover increased costs through price increases. We compete principally on the basis of quality and breadth of product offerings, service and price. Competition within the markets which we serve is primarily driven by the need for innovative products that address the needs of customers. There can be no assurance that our competitors will not develop products or services that are more effective or less expensive than our products or which could render certain of our products less competitive. Delays in the launch of new products would result in decreased revenues from sales of instruments, together with related sales of reagents, controls, other consumables and services, during the period of the delay, as well as subsequent periods due to the longer period needed to establish an installed base and any loss of market share due to our customers' purchases of competitors' products during the delay. Moreover, our performance and future growth are dependent upon our continuing ability to develop and market new products.

Significant risks in IVD industry exist

      The IVD industry has been significantly affected by a number of changes to the healthcare industry in general, both on a global level and in particular countries. These changes have included both legislative and regulatory developments as well as private initiatives. Significant changes in the health care systems of various countries have had a substantial impact on the manner in which we conduct our business and such changes also have had a material adverse effect on our financial condition and results of operations.

      In the United States, where we generated 29.7% of our fiscal 2002 net revenues, public and private efforts to reduce health care costs, including the growth of managed care organizations and IPNs, have had a significant impact on the critical care, hemostasis and clinical chemistry segments of the IVD industry in terms of, among other things, cost containment efforts and centralization of purchasing decisions. Furthermore, attempts to lower costs and increase efficiencies have led to consolidation among healthcare providers in the United States. As a result of these factors, the market for our products in the U.S. remains competitive. In addition, these competitive forces continue to place constraints on the levels of overall pricing, and this has lowered the profit margins of our products sold in the U.S.

      Governmental initiatives relating to the maintenance of a single European currency, among other factors, has prompted a variety of cost containment initiatives in several European governmental and private healthcare systems. These cost containment initiatives are expected to be continuing factors that may affect our ability to maintain or increase sales or profit margins. In Italy, where we generated 26.8% of our fiscal 2002 net revenues, hospitals and other health care providers are attempting to reduce their overall costs in providing patient care. As a component of this cost, instrument suppliers, like us, have been adversely impacted as health care providers are constrained in their purchasing of instruments and consumables. Our profit margins have also been adversely affected. Similar trends are also evident in many of the other industrialized countries in which we do business, which trends may also adversely affect our financial condition and results of operations. The Italian health system is a nationalized health service in which units of government at the national, regional and local levels share payment responsibilities and policymaking authority. Under the Italian health system, accounts receivable may remain outstanding for up to 300 days on average, such extended payment periods are accepted in the industry. As of November 30, 2002, we had (euro)34.9 million in outstanding accounts receivable from Italian governmental entities and agencies, representing approximately 38% of our outstanding trade receivables and 17% of our net revenues for fiscal 2002. Although we have not experienced any write-offs with respect to these receivables, there can be no assurance that we will not experience any write-offs in the future.

      Historically, we generated most of our instrument sales and sales of consumables from instruments placed in the hospital central laboratory. In the last several years, an increasing amount of the hospital IVD testing is being performed in point-of-care locations with the use of instruments specifically designed for this application. We have attempted to address this trend with the development of our own point-of-care instruments and related products. However, there can be no assurance that the market penetration of point-of-care testing devices will continue or that we will be successful in replacing lost centralized testing-related revenue with revenue generated from sales of our point-of-care products.

We may not be able to effectively integrate our strategic acquisitions

      A key element of our strategy will be to continue to pursue strategic acquisitions of, or alliances with, companies that have products, services and technologies or industry specializations that extend or complement ours. The process of integrating acquired businesses may involve unforeseen difficulties and there can be no assurance that the potential benefits of such integration will be realized to the extent or on the schedule expected by us. Moreover, the integration of acquisitions or alliances may require a disproportionate amount of the time and attention of our management and our financial and other resources. Any delays or unexpected costs in connection with such integration could have a material adverse effect on our financial condition and results of operations. There can be no assurance that we will be effective in identifying or making acquisitions or in forging alliances, that any acquired business will be effectively integrated or that any acquired business or alliance will be profitable.

Beckman  Coulter is our sole  distributor  of Hemostasis  products in North
America  and  the   Asia-Pacific   region  and  any   disruption  in  these
arrangements will adversely affect our results of operations

      The Strategic Alliance Agreement dated September 1, 1999 is the source of our arrangements with Beckman Coulter. Any termination of the Strategic Alliance Agreement might have a material adverse effect on our results of operations during the period subsequent to such termination due to the transition from Beckman Coulter as the distributor of our products to another distribution alternative. In addition, to the extent that we must rely upon an alternative distributor, there can be no assurance that such distributor will market our products successfully or that the terms of its distribution arrangements will be favorable to us.

Fluctuations in currency rates could adversely effect our results of operations

      Our results of operations and financial position are affected by changes in the value of the euro against other currencies. The results of operations are adversely affected to the extent that the strengthening of the euro against other currencies affects the amount of sales reported in euro with respect to the sales made in such foreign currencies and may affect the demand for products in the countries in which such other currencies are utilized. Any decrease in the value of the euro as compared to other foreign currencies may expose us to adverse effects to the extent our payables and debt are payable in such foreign currency. Please see "Item 11 -- Quantitative and Qualitative Disclosure About Market Risk" for further discussion regarding currency exchange risks.

Various risks relating to international operations exist

      A significant portion of our earnings are attributable to operations conducted outside the United States. As a result, our business is subject to certain risks beyond our control, such as changes in laws and policies affecting trade and investment (including the protection of patents and other intellectual property), increases in tariffs and other trade barriers, varying governmental regulations in the different countries where we market our products, difficulties in managing international operations and potentially adverse tax consequences. Moreover, our operating results are also affected by changes in currency exchange rates discussed above.

Decreased Sales in Clinical Chemistry

      We continue to rely upon OEM developed clinical chemistry instruments. We no longer sell these instruments in the U.S. We primarily sell clinical chemistry instruments in Italy and the United Kingdom. Over the last several years, we have experienced a significant decline in our clinical chemistry installed base. Sales for clinical chemistry represented 8.9% of sales for fiscal 2002.

We rely on patents and other intellectual property

      We own numerous United States and foreign patents, and have patent applications pending in the United States and abroad. We own numerous United States and foreign registered trademarks, trade names and service marks and have applications for the registration of trademarks, trade names and service marks pending in the United States and abroad. In addition, we possess a wide array of unpatented proprietary technology and know-how. Further, we license certain intellectual property rights from third parties.

      Our ability to compete effectively with other companies depends, to a significant extent, on our ability to maintain the proprietary nature of our owned and licensed intellectual property. There can be no assurance as to the degree of protection offered by the claims of the various patents, the likelihood that patents will be issued on pending patent applications or, with regard to the licensed intellectual property, that the licenses will not be terminated. If we were unable to maintain the proprietary nature of our intellectual property with respect to our significant current or proposed products, our business could be materially adversely affected. There can be no assurance that we will be able to obtain patent protection for products or processes discovered using our technologies. Furthermore, there can be no assurance that any patents issued to us, or for which we have license rights, will not be challenged, invalidated, narrowed or circumvented, or that the rights granted thereunder will provide significant proprietary protection or competitive advantages to us. There can be no assurance that, if challenged, our issued or licensed patents would be held valid by a court of competent jurisdiction. Legal standards relating to the breadth and scope of patent claims are uncertain, particularly relating to the doctrine of equivalents. Accordingly, the valid scope of patent claims cannot be predicted. There can be no assurance that the claims of the patents owned or licensed by us will be interpreted by a court broadly enough to offer significant patent protection to us, or that the claims of a third party's patents will not be interpreted by a court broadly enough to cover some of our products.

      Litigation, which could result in substantial costs, may be necessary to enforce patents issued or licensed to us or to determine the scope and validity of third-party proprietary rights. Uncertainties resulting from the initiation and continuation of any patent or related litigation could have a material adverse effect on our financial condition and results of operations. An adverse outcome in connection with an infringement or validity proceeding brought by a third party could subject us to significant liabilities, require disputed rights to be licensed from third parties or require us to cease using the disputed technology, any of which could have a material adverse effect on our financial condition or results of operations. The costs of and the diversion of our resources associated with infringement litigation could have a material adverse effect on our financial condition and results of operations.

We are subject to an increasing amount of government regulations

      As a manufacturer of IVD instruments, we and our products, product development and manufacturing processes are subject to extensive regulation by the United States Food and Drug Administration (the "FDA"), various other United States federal and state agencies, and a number of foreign governmental agencies. We have all necessary governmental approvals to sell our currently marketed products.

      We may become subject to future legislation and regulations, or interpretations of existing legislation with retroactive effect, concerning the manufacture and marketing of medical devices. This could increase the cost and time necessary to begin marketing new products and could adversely affect us in other respects not presently foreseeable. We cannot predict the effect of possible future legislation and regulations.

      We are subject to other federal, state, local and foreign laws and regulations relating to such matters as environmental protection, health and safety, manufacturing practices and fire hazard control, and to liabilities and compliance costs associated with past and current handling, processing, storing and disposing of medical or hazardous substances and wastes. From time to time, our operations may result in noncompliance with environmental or occupational health and safety laws, or liability pursuant to such laws. There can be no assurance that we will not be required to incur significant costs to comply with such laws and regulations in the future or that such laws or regulations will not have a material adverse effect upon our financial condition and results of operations.

Our ADRs lack liquidity

      On September 3, 1999, our American Depositary Shares ceased to be listed on the Nasdaq National Stock Market. Our ADSs were de-listed because we no longer fulfilled the minimum per share price requirement. Our ADSs are now traded on the Pink Sheets(R) service under the symbol "ISLBY." The trading volumes for the ADRs is very limited and published ADR prices may not represent an amount that is achievable upon resale. As a result, holders of the ADRs may not be able to find purchasers for the ADRs at attractive prices or at all. An investment in the ADRs represents a significant risk.

We are still attempting to go private, which may affect your access to information

      On November 20, 2000, and again on December 28, 2001, Grupo CH-Werfen S.A. and Izasa Distribuciones Tecnicas, S.A. launched a tender offer for all outstanding shares not already beneficially owned by them. See "Item 4
- Information on the Company-Background." Although our affiliates were not successful in taking us private, our majority shareholders may still attempt to take us private. If we go private by reducing the number of U.S. holders to less than 300, we will apply for termination of registration of our shares under the U.S. Securities Exchange Act of 1934, as amended. If we terminate the registration of our shares, the information we are required to furnish to you would be reduced to that required under Italian law. Further, we would no longer be required to provide financial information in accordance with U.S. generally accepted accounting principles.

We may terminate our deposit agreement with the Bank of New York

      Our ADRs are issuable by the Bank of New York pursuant to a deposit agreement. Under the terms of this agreement, the Bank of New York has agreed that, whenever so directed by us, it will terminate the deposit agreement by mailing notice of such termination to you. If we terminate the deposit agreement, you can: sell your ADRs for which we believe there would be a limited or no market, surrender your ADRs to the Bank of New York and withdraw ordinary shares, or do nothing which would likely result in the sale of your ADRs by the Bank of New York after one year if there are any purchasers. This will further decrease the liquidity of our shares and any remaining shareholder will be a shareholder of an Italian private company and only afforded the rights as prescribed under Italian law.

We are controlled by one major shareholder

      As of April 30, 2003, Grupo CH-Werfen S.A. beneficially owns over 85% of the outstanding Ordinary Shares, and continues to control us, including with respect to our management and the selection of our Board of Directors and the approval or prevention of certain corporate transactions which require majority shareholder approval. We also owe a substantial amount of money to Werfen under outstanding loans from Werfen's affiliates. Jose Maria Rubiralta, who is one of our directors and executive officers, and Francisco Rubiralta, who is one of our directors, collectively own 100% of the outstanding stock of Werfen, and, as a result of such ownership, would be deemed to beneficially own all the outstanding Ordinary Shares owned by Werfen.

      As a result of transactions between us and affiliates of Werfen, potential conflicts of interest could arise. No assurance can be given that such conflicts will be resolved in our favor.

We have not paid dividends in the past

      We have not paid any dividends on our ordinary shares since the 1991 acquisition. Under Italian law, management may make proposals regarding payment of dividends, but authority to distribute dividends is reserved to the shareholders. It is the present intention of our management not to propose to pay any dividends and to follow a policy of retaining earnings for use in the business. The determination by management to propose the payment of dividends, and the amount thereof, will depend upon, among other things, our earnings, financial condition and cash requirements, applicable restrictions on the payment of dividends under Italian law and our debt agreements and such other factors as management may deem relevant.

We are involved in various legal proceedings, the outcome of which could adversely affect our results of operations

      We are involved from time to time in various claims and litigation incidental to the ordinary course of our business.

      In 1996, 590 Lincoln Street Trust filed a lawsuit alleging a release of hazardous material, on or earlier than 1988, by one of its tenants, including an affiliate of our predecessor that was an operator of the site. In connection with the 1991 acquisition of our predecessor, we assumed various obligations of this predecessor including the potential liabilities involved in this matter. As such, we were named as a defendant in this lawsuit. We have denied liability. In 2002, the case went to trial and a verdict was returned against our indemnity. A judgment has not been entered yet in the case. We and our legal counsel, however, intend to appeal any adverse judgment. We believe that, in any case, the proceeding will not have a material adverse effect on the our financial condition or results of operations.

      For a discussion of certain open tax matters, see Note 12 of the Audited Consolidated Financial Statements. We believe that the foregoing claims and litigation will not have a material adverse effect upon its financial condition or results of operations.

We and our shareholders face certain risks related to our former employment of Arthur Andersen as our independent auditors

      Prior to fiscal year 2002, Arthur Andersen served as our independent auditors. On August 31, 2002, Arthur Andersen LLP, an affiliate of Arthur Andersen, ceased practicing before the SEC. On November 25, 2002 we appointed BDO Sala Scelsi Farina S.p.A. as our independent auditors for the fiscal year ended November 30, 2002.

      Because our former key audit engagement team personnel have since left Arthur Andersen, Arthur Andersen did not participate in the preparation of this report, reissue its audit report with respect to the consolidated financial statements included in this report, or consent to the inclusion in this report of its audit report. As a result, investors in Instrumentation Laboratory may have no effective remedy against Arthur Andersen in connection with a material misstatement or omission in the financial statements to which its audit report relates. In addition, even if such investors were able to assert a claim, Arthur Andersen may fail or otherwise have insufficient assets to satisfy claims by investors that might arise under the U.S. federal securities laws or otherwise with respect to its audit report.

      RISK OF ERROR IN FORWARD LOOKING STATEMENTS

      All statements included or incorporated by reference into this Annual Report that are not clearly historical in nature are forward looking. When used in this Annual Report and in such filings, press releases and oral statements the words "believe," "expect" and "anticipate" and similar expressions are intended to identify forward looking statements, which speak only as of their dates. Examples of forward looking statements include discussion about our:

      o  ability to service future debt;

      o  potential inability to integrate acquisitions;

      o prediction on the outcome of legal proceedings and effect of such litigation upon our financial condition or results of operations;

      o  anticipated trends in business and industry;

      o  business strategies;

      o  anticipated   future  growth  in  markets;

      o ability to secure clearance with respect to certain regulatory matters and our belief that we will not be required to submit to the FDA new 510(K) notices for modifications to previously cleared products;

      o  property, plant and equipment facilities sufficiency;

      o  environmental costs as a result of future compliance;

      o  strategy and restructuring plan impact on results of operation;

      o operating and net income vulnerability to future changes in currency;

      o future liquidity requirements, capital resources and financing sources;

      o results of operations financial position or cash flows being materially impacted by the adoption of new accounting standards, including SFAS 142, 144, 145, 146 and 148; Interpretations Nos. 45 and 46; and EITF Issue No. 00-21;

      o  potential  conflicts  with respect to related party  transactions;
         and

      o expectations, beliefs, future plans and strategies, anticipated developments and other matters that are not historical facts.

      These  forward   looking   statements   are  based  largely  on  our
expectations and are subject to a number of risks and uncertainties, certain of which are beyond our control. Forward looking statements may also be contained or made in future filings by us with the Securities and Exchange Commission, in our press releases and in oral statements made by our authorized officers. You should carefully review the other risk factors set forth in this section for a discussion of factors which could result in any of these forward looking statements proving to be inaccurate.

ITEM 4.     INFORMATION ON THE COMPANY

OVERVIEW

      We are a leading worldwide developer, manufacturer and distributor of critical care and IVD instruments and related reagents, controls, other consumables and services for use primarily in hospital laboratories and hospital point-of-care locations. These products are used to identify and measure substances in a patient's blood and are an integral part of the diagnosis and treatment of patients. Our three major IVD product lines, hemostasis, critical care, and clinical chemistry, are marketed around the world, and net revenues for fiscal 2002, 2001 and 2000 are provided in the chart below.

                        NET REVENUES - IVD PRODUCT LINES
                                 2002                 2001            2000

Hemostasis                       49.4%               47.8%           48.7%

Critical Care                    28.2%               28.9%           28.8%

Clinical Chemistry                8.9%               10.3%            9.6%

      We have been a participant in the IVD market for over 40 years and have established a reputation for innovation, reliability and service. In each of our three major product lines, we utilize a systems approach by providing our customers with instruments, reagents, controls, other consumables and services in a single system. We have an extensive sales and distribution network which enables us to distribute our products in over 90 countries. Our revenue is generated from a diverse global customer base, as indicated by net revenues by geographical location.

                         NET REVENUES - GEOGRAPHICALLY
                                 2002                 2001            2000

Europe (including Italy)         58.3%               57.3%           53.3%

Italy                            26.8%               25.7%           24.5%

U.S.                             29.7%               29.8%           30.0%

Rest of the World                12.0%               12.9%           16.7%

      We have a large active installed base of core instruments, which generate a stream of revenues from the continuous consumption of reagents, controls, other consumables and services. Approximately 77% of our fiscal 2002 net revenues were derived from sales of reagents, controls, other consumables and services. We have developed our strong market position through the introduction of innovative IVD products in our targeted product areas and continually seek to expand our position within those product areas through targeted product development efforts resulting from both our internal research and development teams and strategic alliances, as well as through acquisition or licensing of selected technologies.

      Our strategy is to be the first choice supplier of critical care and hemostasis IVD systems to the hospital, point-of-care and central laboratory markets. The key elements of our business strategy are: (1) expand point-of-care capabilities and systems; (2) develop and launch innovative  products;  (3) increase  penetration  of U.S.  IVD market;  (4)
achieve further cost savings; and (5) pursue selected acquisition and additional strategic alliances.

BACKGROUND

      General. We acquired our predecessors in October 1991 (the "1991 Acquisition"). We were formed in 1991 by a group of three investors led by Grupo CH-Werfen, S.A. ("Werfen"). Werfen, a privately held company organized under the laws of the Kingdom of Spain, is the leading distributor, through Izasa Distribuciones Tecnicas S.A., a majority owned subsidiary organized under the laws of the Kingdom of Spain ("Izasa"), of health care products in Spain and Portugal. Werfen, through Izasa and its subsidiaries, is our majority shareholder.

      Our legal and commercial name is Instrumentation Laboratory S.p.A. and we are a corporation organized under the laws of Italy. Our principal executive office is located at Viale Monza 338, 20128 Milano, Italy, and our telephone number is (++) 39-2-252-22-56.

      Initial Public Offering and Capitalization Transactions. In October and November 1996, we completed an initial public offering of our Ordinary Shares, (euro)1.29 par value per share, represented by American Depositary Shares. Through the offering and concurrent share issuances, we realized $60 million in net proceeds which we utilized to repay indebtedness.

      Acquisition of Chromogenix. In September 1996, we acquired Chromogenix, a leading manufacturer of reagents used primarily for hemostasis instruments. The acquisition has enabled us to provide a broader range of reagents, including reagents for ELISA, Bio-immune assays and the APC Resistance test.

      Acquisition of MSS. In September 1996, we acquired MSS which provides blood gas and electrolyte analyzers, together with reagents, controls, other consumables and services, which are designed to be used by the care provider for point-of-care uses.

      Rights Offering. In July 1998, we completed a rights offering. Pursuant to the rights offering we issued 27,329,977 Ordinary Shares and received net proceeds of (euro)34.0 million (approximately $37.5 million). All proceeds were used to repay indebtedness.

      Acquisition of Hemoliance. In January 1999, we acquired Hemoliance, a U.S. joint venture formed between Medical Laboratory Automation, Inc. and Ortho Clinical Diagnostics Inc., a subsidiary of Johnson & Johnson in consideration for US$130 million. Hemoliance is a manufacturer and distributor of hemostasis systems.

      Restructuring Plan. In fiscal year 1999 and 2000, we initiated and implemented restructuring plans to achieve significant synergies and cost savings from the integration of Hemoliance's operations with our operations. The restructuring plans also involved the reduction of general and administrative expenses and other operating expenses. We have completed the following restructuring actions in the United States: ceasing operations at a facility, adopting an indirect distribution model and decreasing the number of employees involved in manufacturing, research and development, administration and service activities. In addition, in fiscal year 1999, we transferred our operations from Paderno Dugnano, Italy to existing facilities in Lexington, Massachusetts and transferred the Chromogenix business operations to other existing facilities. The closing of the Ann Arbor, Michigan facilities, and the transfer of the related operations to the Lexington, Massachusetts facility, were completed in August 2000.

      De-listing. On September 3, 1999, our American Depositary Shares ceased to be listed on the Nasdaq National Stock Market. Our ADSs were de-listed because we no longer fulfilled minimum per share price requirement. Our ADSs are now quoted on the Pink Sheets(R) service under the symbol "ISLBY."

      Sale of Ascoli facility. On January 31, 2000, we agreed to sell our business relating to the production and distribution of blood bags, including the related production facilities located in Ascoli, Italy. Net proceeds from the sale of this business were (euro)14.5 million and the net gain that was recorded was approximately (euro)6.6 million.

      Going private transaction in 2001. On November 20, 2000, Izasa Distribuciones Tecnicas S.A. and Grupo CH-Werfen launched a tender offer for all of our outstanding ordinary shares and American depositary shares, not already owned by them or one of their affiliates, as part of a proposed going private transaction. Izasa and Werfen offered US$ 0.50 per share in cash. Izasa and Werfen eventually waived the condition of going private, and proceeded to close the tender offer. On February 5, 2001, the tender offer expired and Izasa purchased 3,811,547 shares. Together with the shares that Izasa, Werfen and their affiliates already held, after the expiration of the tender offer they beneficially owned approximately 68.5% of our outstanding shares.

      Increase in Capital Stock. On April 20, 2001, we convened an Ordinary and Extraordinary Shareholders' Meeting at which the shareholders, among other things, resolved to increase our capital stock in an amount of
(euro)59,999,998.83. Newly issued ordinary shares were issued at (euro)1.29 per ordinary share. Izasa, for itself and as assignee of Miscel Holding B.V., agreed to subscribe for all 46,511,627 newly issued ordinary shares. All of our registered shareholders had a right to subscribe to their pro rata share of the ordinary shares offered by us. When the subscription period ended on July 1, 2001, no other shareholders had exercised these rights. In consideration for these subscribed ordinary shares Izasa canceled (euro)59,999,998.83 worth of our outstanding debt owed to it.

      Exchange Agreement. On December 19, 2001, Izasa, we and Bio-Rad Laboratories, Inc. executed an agreement whereby Bio-Rad will exchange its 12,154,237 ADSs for a 15-year fixed coupon junior subordinated note in the principal amount of $21,148,372 issued by Izasa at the closing. Izasa believes Bio-Rad is in breach of its duties and obligations under the agreement. We understand that Izasa continues to examine what options, if any, it will take in light of the breach.

      Going private transaction in 2002. On December 28, 2001, Izasa Distribuciones Tecnicas S.A. and Grupo CH-Werfen launched another tender offer for all of our outstanding ordinary shares and American depositary shares, not already owned by them or one of their affiliates, as part of a proposed going private transaction. Izasa and Werfen again offered US$ 0.50 per share in cash. Izasa and Werfen eventually waived the condition of going private, and proceeded to close the tender offer. On February 22, 2002, the tender offer expired and Izasa purchased 700,194 American depositary shares. Together with the shares that Izasa, Werfen and their affiliates already held, after the expiration of the tender offer they beneficially owned approximately 85.4% of our outstanding shares. After this tender offer, approximately 500 U.S. record ADS holders remain.

      See "Item 5 - Operating and Financial Review and Prospects" for a discussion of our capital expenditures.

PRODUCT LINES

      We have three core product lines:

      o     Hemostasis   systems,   representing  49.4%  of  fiscal  2002  net
            revenues;

      o Critical care systems, representing 28.2% of fiscal 2002 net revenues; and

      o Clinical chemistry systems, representing 8.9% of fiscal 2002 net revenues.

      In  addition,   we  generate  sales  from  distribution  of  products
manufactured by third parties (collectively, "Distributed Products"), which represented 13.5% of our fiscal 2002 net revenues.

      HEMOSTASIS SYSTEMS

      Hemostasis is the natural process that maintains blood in a fluid state within the body, while enabling the body to rapidly respond to damage to blood vessels and prevent blood loss. The hemostasis process reduces blood flow and prevents blood loss at the site of injury by plugging the leak with a fibrinous mass (a clot). Any imbalance in this system can result in abnormal bleeding (e.g., hemophilia) or abnormal clotting (e.g., stroke).

      We have a broad range of reagents and instruments used to monitor the hemostatic state of patients. Testing can detect hemostatic disorders that can result in abnormal bleeding (e.g., hemophilia), or that can cause abnormal clotting (e.g., APCR-V) or other inherited defects (e.g., protein C deficiency). Testing is also performed to monitor anticoagulant drugs which are used to treat patients with blood clotting disorders, including patients who have experienced or are susceptible to heart attacks or strokes or who have undergone coronary bypass surgery. Approximately two-thirds of hemostasis tests performed are aPTT and PT tests. The aPTT and PT tests are used as general screening tests to provide an overall assessment of a patient's ability to form a clot and are also used to monitor and maintain within a safe treatment range the effects of anticoagulant drugs that are used in the treatment of patients with hemostatic disorders.

      The Venture Planning Group, which provided the basis for our hemostasis market share information, estimated the 2000 worldwide market for hemostasis systems in which we operate at approximately $804.9 million (representing sales of instruments, reagents, controls, other consumables and services). Approximately 30% of such revenues were derived from the United States, 40% were derived from Western Europe, 17% were derived from Japan and 13% were derived from the rest of the world. Hemostasis systems are primarily sold to hospital laboratories and independent clinical laboratories. The overall market is relatively mature, with sales of instruments consisting primarily of replacement of older instruments.

      We believe that, based on revenue generated from reagents and instruments, in 2002 we had the second largest overall market share in the worldwide hemostasis systems market with a market share of approximately 25% of end-user sales. Of our fiscal 2002 sales attributable to hemostasis systems, approximately 54.7% were derived from Europe (18.8% from Italy), 33.8% from the United States and 11.5% from the rest of the world. In 2002, reagents, controls and other consumables comprised approximately 76% of the revenues in the worldwide hemostasis market. We believe that the worldwide hemostasis market, including instruments, reagents, controls and other consumables, will continue to grow primarily through increased demand for specialty tests, expanded test menus, advances in testing for risk assessments and growth of point-of-care testing.

      We offer an extensive line of reagents and controls for hemostasis systems, including reagent formulations designed to address the differences between the U.S. and European marketplace, which we believe has enabled us to penetrate new markets. Although our primary focus is in the aPTT and PT markets, we have developed, and are continuing to develop, reagents for specialty tests. While these specialty tests represent a relatively small percentage of the overall testing volume, this segment of the market generates higher profitability and is expected to grow faster than the overall hemostasis market.

      In our hemostasis product line, we are pursuing distinct growth strategies with respect to our reagents and to our instruments. For reagents, we are seeking to: (1) increase penetration in the market for specialty testing through our existing research and development activities and collaboration efforts, as well as improved marketing; (2) maintain our position in aPTT and PT testing through the development of reagents with longer shelf life, improved consistency, higher sensitivity and improved stability; (3) further develop controls and calibrators; (4) develop new reagents as existing product lines are upgraded and new products are introduced; and (5) reduce reliance on third-party OEMs.

      We believe there is an emerging trend towards the development of specialty testing, particularly in the United States due to the historically low incidence of such testing in the United States as compared to Europe. We are exploring opportunities within this growth area and are currently developing reagents for innovative immunological, clotting and chromogenic assays.

      For instruments, we plan to continue to maintain our strong position within the low-to-medium throughput segment of the hemostasis market by upgrading our instruments to meet customers' needs. In addition, we are also developing instruments for the high throughput end of the hemostasis market.

      The following sets forth our principal hemostasis products, the instrument list prices of which range from US$ 16,600 to US$ $79,500 for instruments currently marketed:

                    FISCAL YEAR
                        OF            TARGET
                   INTRODUCTION/      MARKET
       NAME           STATUS        SEGMENT (1)           FEATURES
-------------------------------------------------------------------------------
ACL FAMILY
  ACL 100 family        1988     Low to Medium  o  Low-cost automated operation
                                                o  Walk-away capability (i.e.,
                                                   ability of operator to load
                                                   samples and walk away)

  ACL 1000 family       1991     Low to Medium  o  Low-cost automated operation
                                                o  Walk-away capability
                                                o  Random access

  ACL Futura       1995 (Europe     Medium to   o  Increased throughput, fully
                    1996 (U.S.)      High          automated
                                                o  Increased walk-away
                                                   capability
                                                o  Chromogenic and
                                                   immunological testing
                                                   capability

  ACL Futura Plus   1997 (Europe   Medium to    o  Enhanced software features
                                     High

  ACL 7000              1997     Low to Medium  o  Low cost with features
                                                   found on larger systems
                                                o  On board bar code scanner
                                                o  Walk-away capability
                                                o  Chromogenic and
                                                   immunological testing
                                                   capability

  ACL 9000              2000     Low to Medium  o  Double reagent and sample
                                                   capacity
                                                o  Automatic rotor changer
                                                o  Increased walk-away
                                                   capability
                                                o  Chromogenic and
                                                   immunological testing
                                                   capability

  ACL Advance           2000      Medium to     o  Increased throughput, fully
                                     High          automated
                                                o  Increased walk-away
                                                   capability
                                                o  Chromogenic and
                                                   immunological testing
                                                   capability
                                                o  Increased on-board
                                                   reagents

  ACL 10000             2003      Medium to     o  Increased automation
                                    High           capability.
                                                   Decapper-Recapper
                                                   interface capability
                                                o  Chromogenic and
                                                   immunological testing
                                                   capability

HEMOLIANCE/MLA FAMILY
  ELECTRA 1400C         1995     Low to Medium  o  Integral bar code reader
                                                o  Walk-away capacity
                                                o  Chromogenic testing
                                                   capability

  ELECTRA 1800C         1997       Medium to    o  Cap-piercing
                                     High       o  External Barcode reader
                                                o  Increased walk-away capacity
                                                o  Chromogenic testing
                                                   capability
GEM
  GEM / PCL             1998     Point-of-Care  o  Rapid, reliable results
   Coagulation                                  o  Whole blood
   System                                       o  Portable, hand-held

REAGENTS
  PT and APTT tests     Various       N/A       o  Company manufactured
  Specialty tests       Various       N/A       o  Manufactured through both
                                                   internal development
                                                   and OEM
  Immunological
   tests
  CONTROLS AND          Various         N/A     o  Company manufactured
  CALIBRATORS
___________________
(1) In terms of throughput. Low throughput generally is less than 50 tests per hour. Medium throughput generally is between 50 and 150 tests per hour. High throughput generally is more than 150 tests per hour.

      Critical Care Systems

      Critical care tests are typically performed on patients undergoing emergency procedures or otherwise facing life-threatening conditions. Our critical care products include blood gas, electrolyte, metabolite, coagulation and Co-Oximetry analyzers, as well as instruments that include a combination of these five analyte groupings, together with the associated reagents, controls and other consumables and services. Our critical care instruments are focused on the needs of hospital central laboratories, respiratory therapy laboratories and the critical care areas of a hospital, such as STAT (emergency) laboratories, intensive care units, operating rooms and emergency rooms, which we target with our line of point-of-care products. Blood gas analyzers test the level of oxygen and carbon dioxide in a patient's body and the patient's acid/base (pH) levels. Our principal blood gas products include the GEM Premier 3000, the IL 1600 family and the Synthesis family of products. Electrolyte analyzers measure sodium, potassium, ionized calcium, pH and chloride which are necessary for the proper functioning of the heart and other muscles. Our principal electrolyte products include the ILyte family of products. Co-Oximetry analyzers measure the patient's ability to transport oxygen. Our principal Co-Oximetry products include the IL 682 Co-Oximeter. Blood gas analyzers are primarily used in hospitals, specifically in respiratory therapy departments, central laboratories and in many of the critical care areas of the hospital, such as intensive care units, emergency rooms and operating rooms. Blood gas instruments must be continuously maintained and calibrated to ensure the instrument's preparedness for STAT blood gas analysis. Each instrument uses a substantial amount of reagents, controls, calibrators and other consumables during normal operation. We offer an extensive line of calibrating gases and reagents, replacement electrodes and membranes, cleaning solutions, data management systems, controls and calibrators for its critical care systems.

      The Boston Biomedical Consultants (BBC) report, which provided the basis for our critical care market share information, estimated the 2002 worldwide IVD critical care market in which we operate at approximately U.S.$ $587.7 million (representing sales of instruments, reagents, controls, and other consumables). Approximately 39% of such revenues were derived from the United States, 30% were derived from Europe, and 31% were derived from the rest of the world. Revenue from reagents, controls, and other consumables represents a substantial majority of the revenues in the worldwide critical care market. The additional capabilities provided by blood gas analyzers, such as greater ease-of-use, lactate and glucose measurement, and the ability to analyze samples nearer to the patient, have resulted in increased industry systems placements through the replacement of older and less capable instruments.

      We believe that in 2002 we had the third largest worldwide market share in the critical care market, with an estimated market share of approximately 14% of our fiscal 2002 revenues attributable to critical care systems, approximately 44.1% were derived from Europe (13.8% from Italy), 44.0% from the United States and 11.9% from the rest of the world.

      We believe that future growth in the critical care market will occur primarily through the growth of point-of-care testing and expansion of test menus. To the extent such expansion results in the consolidation into one instrument of tests which generally are performed today on several instruments, we believe that the more rapid replacement of older instrument models will tend to increase IVD industry sales in the future. In addition, we believe that continuing pressures to reduce testing turnaround time and re-engineer hospital services to reduce total hospital costs and patient care time will increase the penetration of time-sensitive testing in the point-of-care areas of acute care hospitals. We believe this trend to more decentralized forms of time-sensitive testing will increase the number of systems servicing the market.

      The following sets forth our principal critical care products, the instrument list prices for which range from $3,670 to $60,375 for instruments currently marketed:

                   FISCAL YEAR OF
      NAME         INTRODUCTION/    IMPORTANT CHARACTERISTICS
                       STATUS
--------------------------------------------------------------------------------
BLOOD GAS
  IL 1600 family        1994     o  Versatile,    reliable   and   moderately
                                    priced blood gas analyzers
  GEM Premier Plus      1996     o  Point-of-care  blood gas and  electrolyte
                                    system which  provides  fast and accurate
                                    results
                                 o  Utilizes  a   multi-use   disposable
                                    cartridge,     each    capable    of
                                    performing 150 to 300 tests, instead
                                    of traditional gas tanks,  membranes
                                    and other solutions
  GEM Premier 2100      1998     o  Integrated  GEM Premier  Plus and GEM PCL
                                    system.  First to  integrate  blood  gas,
                                    electrolyte and coagulation measurements
  GEM Premier 3000      2000     o  Extended cartridge life
                                 o  Smaller sample size
                                 o  Integration  of  external   point-of-care
                                    systems (i.e., GEM PCL)
                                 o  Expanded menu
Synthesis family        1997     o  New family of critical care instruments
                                 o  First  instrument to integrate blood gas,
                                    Co-Oximetry,   electrolyte   and  glucose
                                    functions in a single instrument using a single sample and channel

                        2000     o  1740    -    expanded    menu,    without
                                    Co-Oximetry testing
                                 o  1745 - expanded  menu,  with  Co-Oximetry
                                    testing
  GEM PCL               1998     o  Point-of-care    coagulation    hand-held
                                    system for the rapid  measurement  of PT,
                                    APTT and LR-ACT
  GEM OPL               2000     o  Point-of-care co-oximetry testing
CO-OXIMETRY
  IL 682                1995     o  Operates  as   independent   system,   or
Co-Oximeter                         electronically  links  to IL 1600  family
                                    and Synthesis family
ELECTROLYTES
  ILyte Family          1994     o  Low-cost,   easy-to-use  system  for  the
                                    measurement of electrolyte panels
DATA MANAGEMENT
IMPACT                  1997     o  Solves    the    primary    barrier    to
                                    point-of-care  IVD growth (i.e.,  patient
                                    and  instrument  data  consolidation  and
                                    verification)
                                 o  Enables     hospital     management    to
                                    consolidate  and control data from all IL
                                    blood gas systems  regardless of location
                                    within the hospital
GEMweb                  2001     o  Web-based  remote  instrument  management
                                    system
CONTROLS AND          Various    o  Broad line of specific and  multi-analyte
CALIBRATORS                         controls   for   blood   gas/Co-Oximetry/
                                    electrolyte/glucose,   including   patent
                                    protected technologies

IQM                     2003     o  Revolutionary  automated  quality control
                                    and  quality  assurance  system  for  GEM
                                    Premier 3000 analyzers


CLINICAL CHEMISTRY SYSTEMS

      Clinical chemistry systems are used for routine and emergency tests to analyze bodily fluids, including serum, urine and spinal fluids for diagnostic profiles, such as cholesterol levels, anemia, cardiac and hepatic diseases, the level of therapeutic drugs and the presence of drugs of abuse.

      Our principal clinical chemistry instrument is the ILab 600, which is designed for the low-to-medium throughput end of the market, and was launched in 1998. Of our fiscal 2002 sales attributable to clinical chemistry systems, approximately 77.5% were derived from Europe (41.8% from Italy), 6.2% from the United States and 16.3% from the rest of the world. We sell our clinical chemistry system to clinical and specialty laboratories primarily located in hospitals, as well as to clinical reference laboratories and veterinary laboratories. This relatively mature market is very competitive and price-sensitive, with instrument sales consisting primarily of replacement of older instruments.

      Over the past several years, the market for new placements of clinical chemistry systems has significantly declined, and we have experienced a related decline in our clinical chemistry installed base. Currently the majority of our clinical chemistry products are sold in Europe, while clinical chemistry sales in the rest of the world continue to decline. One reason we sold our Ascoli factory and streamlined our production facilities into the leased Ascoli facility is that our clinical chemistry sales are now primarily focused in Europe. Prior to fiscal 1997, our principal clinical chemistry instrument was the Monarch. The Monarch had not been substantially revised since 1991 and we ceased its production in fiscal 1996. With no comparable replacement product, we have experienced significant decline in our clinical chemistry installed base and reduced sales of reagents and other consumables relating to this decline in the installed base. Although we launched ILab 600 in 1998 and ILab 300 plus in 2002, we continue to experience lower sales in chemical chemistry.

      We source all of our clinical chemistry instruments on an OEM basis, while retaining responsibility for reagent production, marketing, product support and advice. Since 1998, due to the competitive pressures existing in the U.S. clinical chemistry market, we decided to discontinue placements of new chemistry systems in the U.S., while continuing to provide reagents, disposables and service to the existing installed base. We primarily market these products in Italy and the United Kingdom.

      In addition, we manufacture a line of clinical chemistry control products, including assayed routine clinical chemistry controls, therapeutic drug controls and urine chemistry controls, which are sold for use with both our and other manufacturers' systems. We primarily seek to enter into arrangements with OEMs and other developers of reagents.

      The   following   sets  forth  our   principal   clinical   chemistry
instruments, the instrument list prices of which range from $49,700 to $128,200:

                   FISCAL YEAR OF      TARGET
                    INTRODUCTION/      MARKET
        NAME           STATUS         SEGMENT(1)        FEATURES
-------------------------------------------------------------------------------
  ILAB FAMILY
     Ilab 600           1998         Low to    o  Floor standing
                                     Medium    o  64 tests on line, plus ISE
                                               o  70 reagents on board
                                               o  Throughput 400 photometric
                                                  plus ISE
                                               o  Fully random access

  Ilab 300 plus         2002          Low      o  Ease of use
                                               o  35 tests on line, plus ISE
                                               o  35  reagents on board
                                               o  Throughput 200 photometric
                                                  plus ISE


    REAGENTS AND       Various        N/A     o  Broad line of substrates,
    CONTROLS                                     enzymes, TDM and DAT
________________
(1) In terms of throughput. Low, medium and high throughput generally are less than 300, between 300 and 1000, and more than 1000 tests per hour, respectively.

      Other Products

      We seek to distribute products of third parties which are complementary to our own and which enable us to leverage our existing infrastructure in order to increase revenue and profit with minimal additional investment. Other products, including hematology, flow cytometry, microbiology instruments and consumables, are distributed by us in certain European countries and are distributed primarily through long-term exclusive agreements.

      In connection with Beckman Coulter's agreement to serve as the exclusive distributor of certain of our products, directly or through its affiliates (collectively "Beckman Coulter"), we serve as the exclusive distributor of Beckman Coulter's hematology, flow cytometry and scientific product lines in Austria and Italy. Approximately 10.7% of our fiscal 2002 net revenues were derived from sales of Beckman Coulter's products.

      We also distribute in Italy, France, Germany, the United Kingdom and in the Benelux Countries certain products of Biokit, S.A., a majority owned subsidiary of Werfen, which develops and manufactures microbiology test kits and reagents for the diagnosis of infectious diseases.

POINT-OF-CARE

      Over the last few years, an increasing amount of the hospital IVD testing is being performed in point-of-care locations with the use of systems specifically designed for testing at or near the point of patient care. We seek to exploit this trend by developing and increasing the installed base of our own point-of-care instruments and related products. In 1996, we introduced the GEM Premier Plus product line for point-of-care blood gas and electrolyte testing. We launched GEM Premier 3000 product for point-of-care testing in April 2000. We have also expanded our point-of-care capability to its hemostasis product line. For example, we introduced the GEM PCL point-of-care testing system in 1998.

      Taken together, these new product introductions and strategic alliances position us to be the leading provider of hospital point-of-care testing systems for both the critical care and hemostasis markets. Moreover, we continue to expend significant amounts on point-of-care research and development activities, and we intend to continue to pursue selected acquisitions and additional strategic alliances to increase our point-of-care product lines and distribution capabilities.

CUSTOMERS

      We have a broad customer base that includes primarily hospital laboratories, clinical reference laboratories and point-of-care locations within the hospital market. Although we sell our products worldwide, our sales are concentrated in Italy, where many of the hospitals are managed and funded by regional governments, and the United States. No single end-user customer represented more than 5% of our fiscal 2002 net revenues.

INSTRUMENT PLACEMENTS

      Most of our instrument placements in our three core product lines are sold directly to customers and distributors, and a minority are sold to third-party lessors, either directly or through the sale to various third-party lessors via a lease agreement with its customer, or are financed by us. One of the financing methods offered us to offset the large up-front costs of purchasing its systems is the reagent rental agreement. Pursuant to a reagent rental agreement, the customer leases the instrument, often at a nominal lease rate, while we retain title to the instrument. The agreement requires the customer to purchase reagents and service from us for the life of the instrument lease. We invested approximately (euro)12.2 million, (euro)19.9 million and (euro)21.6 million in reagent rental agreements in fiscal 2000, 2001 and 2002, respectively.

      Sales of reagents, controls, other consumables and services are affected by the rate of growth of our active installed base. It often takes one to three months from the sale of new instruments before revenues from the consumption of reagents, other consumables and services from such instruments are realized. Thereafter, significant consumables and service revenues are realized over the life of the instrument.

COMPETITION

      The IVD industry is highly competitive, and we encounter competition from several manufacturers in both domestic and foreign markets. Many of our competitors are significantly larger and have greater resources than us. Moreover, we encounter different competitors in each of our key product lines, and there can be no assurance that we will not encounter increased competition in the future, which could have a material adverse effect on our business. Our principal competitors in the critical care product line are Bayer and Radiometer A/S; and in our hemostasis product line are Dade-Behring Inc. and Diagnostica Stago S.A. We have numerous competitors in its clinical chemistry product lines.

      We compete principally on the basis of quality and breadth of product offerings, price and service. Competition within the markets that we serve is primarily driven by the need for innovative products that address the needs of our customers in each market in which we compete. We attempt, to the extent possible, to counter competition by seeking to develop differentiated new products and provide quality products and services that meet the customers' needs. There can be no assurance, however, that our competitors will not develop products or services that are more effective or less expensive than our products or which could render certain of our products less competitive. Delays in the launch of new products would result in decreased revenues from sales of instruments, together with sales of related reagents, controls, other consumables and services, during the period of the delay, as well as during subsequent periods due to the longer period needed to establish an installed base and any loss of market share due to its customers' purchases of competitors' products during the delay. Moreover, our performance and future growth are dependent upon our continuing ability to develop and market new products.

RESEARCH AND DEVELOPMENT

      We maintain an active research and development program focused on developing and commercializing products which complement and update our existing product offerings. We devote significant resources to the continued development and introduction of new products and believe that we are a leader in the introduction of innovative critical care and hemostasis IVD products. Our product development resources will continue to focus on:
(1) broadening test menus through the introduction of new reagents; (2) upgrading instrument capabilities, including continued introduction of easier-to-use and lower-cost systems; (3) applying core technologies, either developed internally or through strategic alliances or through acquisitions, to enter new market segments and to broaden product offerings; and (4) broadening and improving current near-patient product offerings. We develop our products through our research and development team and, where strategically beneficial, through university alliances, instrument OEMs and other strategic partnerships. Our research and development expenditures for fiscal 2000, 2001 and 2002 were (euro)20.1 million, (euro)19.6 million and (euro)20.1 million, respectively, representing 9.4%, 9.3% and 9.5% respectively, of our net revenues for such years (excluding revenues from products distributed by us for third parties).

      As discussed in "Item 7-Majority Shareholders and Related Party Transactions" we executed a Cost Sharing Agreement with Izasa on May 4, 2001, that requires Izasa to help finance our research and development work.

MANUFACTURING

      We have one primary instrument manufacturing facility located in Lexington, Massachusetts. Currently, we have one primary reagent manufacturing facility located in Orangeburg, New York, and a secondary reagent manufacturing facility located in Ascoli Piceno, Italy.

      A series of voluntary international quality standards, known as ISO 9001, exist for manufacturing, installation, research and development and other areas of our operations. ISO 9001 status at a manufacturing facility indicates to a purchaser that the product was produced in a facility that adheres to a stringent and uniform quality standard. Our facilities in Lexington, Massachusetts and Orangeburg, New York are certified according to the ISO 9001 and ISO 13485 standards. The Ascoli Piceno plant is certified according to ISO 9002 and ISO 13488 standards.

SERVICE ORGANIZATION

      Service is a critical component of providing a complete systems offering. Our service organization is comprised of: (1) individuals responsible for receiving initial customer complaints through our telephone service line; (2) service engineers, who provide trouble shooting in the field and customer training; and (3) service specialists, who act as the interface between us and the service engineers and are responsible for keeping the service engineers informed of the latest developments in all aspects of our products.

SALES, DISTRIBUTION AND MARKETING

      Our sales, distribution and marketing strategy is comprised of: (1) a direct sales force which is responsible for certain of our product lines in specific markets, based on our strengths and relationships within such markets; and (2) established third party distributors.

      We utilize a direct sales force for our entire product line, including instruments, reagents, controls and other supplies, in Italy, Austria, Belgium, France, Germany, Lithuania, the Netherlands, Mexico, United Kingdom, and for our critical care systems in the United States, Canada and Japan. In 2002, we established new direct sales and marketing organizations in Japan and Canada.

      In November 1998, we announced a three-year agreement with Novation, the supply company of VHA Inc. and University HealthSystem Consortium
(UHC).   The   agreement   covers  the  supply  of  critical  care  testing
instruments, consumables, services and information management products for use in hospital laboratories and at the point-of-care. The agreement now runs through December 2003, the maximum term allowed.

      In January 1999, we were awarded primary supplier status in a multi year contract with MAGNET, covering the entire portfolio of our critical care product line. This contract was renewed in December 2001 for an additional three years. In September 1999, we announced that we have been awarded a new agreement with InSource Health Services. The agreement covers critical care instruments, services, and consumables for use in hospitals and point of care. Finally, in October 1999, we announced a five-year agreement with Health Services Corporation of America, one of the largest purchasing organizations in the United States. The agreement covers our complete line of critical testing instruments, consumables, service and information management products for use in hospital laboratories and near patient testing. InSource Health Service Corporation of America have merged to form MedAssets. Our contracts were joined in a single contract in 2002, with a five-year expiration term.

      In October 2001, we entered into a one-year supply contract with Premier Purchasing Partners. This contract was extended for one-year additional terms in September 2001 and September 2002.

      The principal distributors of our products are Beckman Coulter and Izasa. Izasa has been our distributor in Spain and Portugal and in 2001 we signed an agreement granting them exclusive distribution rights. Pursuant to the agreement Izasa is the exclusive distributor of our entire product line in Spain and Portugal. Sales to Izasa accounted for 3.7%, 3.9% and 3.3% of our net revenues in fiscal 2000, 2001 and 2002, respectively. See "Item 7--Majority Shareholders and Related Party Transactions." Pursuant to the current agreement with Beckman Coulter, Beckman Coulter is the exclusive distributor of our hemostasis systems in the United States, Canada, Australia, New Zealand, China and certain other countries. Sales to Beckman Coulter accounted for 17.6% of our net revenues in fiscal 2002, 17.3% in fiscal 2001, and 21.0% in fiscal 2000.

BACKLOG

      Our business is such that it does not currently experience, nor has it historically experienced, a significant backlog of orders for reagents or instruments.

SEASONALITY

      Although our results of operations vary from fiscal quarter to fiscal quarter, such variations do not generally follow a seasonal trend.

INTELLECTUAL PROPERTY

      We own numerous United States and foreign patents, and have patent applications pending in the United States and abroad. Such patents generally cover only a component of our instruments, reagents or controls and such patents may not prevent a competitor from manufacturing an alternative product. No single patent is material to our business.

      We also own numerous United States and foreign trademarks, service marks, and trade names. In addition, we have applications for registration of trademarks, service marks and trade names pending in the United States and abroad. Further, we license certain intellectual property rights from third parties.

      We believe that patents and other proprietary rights are important to the development of our business, but also rely upon trade secrets, know-how, continuing technological innovations and licensing opportunities to develop and maintain our competitive position. To maintain the confidentiality of our trade secrets and proprietary information, we require our employees, consultants and collaborative partners to execute confidentiality agreements upon the commencement of their employment or other relationship with us. In the case of employees and consultants, the agreements also provide that all inventions resulting from work performed by them while in our employ will be our exclusive property.

      No assurance can be given that the claims in our owned or licensed patents or patent applications, either as initially allowed by the United States Patent and Trademark Office or any of its foreign counterparts, or as may be subsequently interpreted by courts inside or outside the United States, will be sufficiently broad to protect our proprietary rights, will be commercially valuable or will provide competitive advantages to us. Further, there can be no assurance that patents will be granted with respect to any of our pending patent applications or with respect to any patent applications filed by us in the future. There can be no assurance that any of our issued or licensed patents would ultimately be held valid or that efforts to defend any of its patents, trade secrets, know-how or other intellectual property rights would be successful.

      In some cases, litigation or other proceedings may be necessary to defend against or assert claims of infringement, to enforce patents issued to us or our licensors, to protect trade secrets, know-how or other intellectual property rights owned by us, or to determine the scope and validity of our proprietary rights or of third parties. Such litigation could result in substantial costs to and diversion of our resources. An adverse outcome in any such litigation or proceeding could subject us to significant liabilities, require us to cease using the subject technology or require us to license the subject technology from the third party, all of which could have a material adverse effect on our business, financial condition and results of operations.

ITALIAN HEALTH CARE REGULATION

      Public health care institutions constitute the main structure of the Italian health care system, currently encompassing hospitals, clinics and medical schools. Private institutions are also numerous, but generally operate under conventions with the National Health Service and their size is more limited or specialized. The primary health care regulations govern the general regulatory framework of health-related activities, the organization of public structures and their personnel, and the supply of health care services to citizens. The creation of the current system dates back to Law 833 of December 23, 1978, which instituted a National Health Service ("Servizio Sanitario Nazionale") and introduced an extensive decentralization of powers. The Ministry of Health remains empowered to fix the general guidelines of national health policy and planning, while the organization and management of public services occur at the regional level. Twenty regional administrations are responsible for the assistance activities in their territories and coordinate the activity of the approximately 620 autonomous local health authorities, which have been transferred into quasi-private enterprises, called "Aziende Sanitanie Locali or "ASLs," organized at the regional level.

      The functioning of public health structures generally, and of ASLs in particular, is regulated at the national as well as regional level by a number of laws and administrative provisions. Virtually all regions have a law governing public procurements in the health sector. Such provisions generally follow the same pattern of national laws governing tenders for public works, for which the prevailing rule is the making of a public tender, in which the goods or services to be supplied are indicated in a public invitation to bid and then awarded to the most appropriate offer among those submitted by the participants to the tender. In some cases, companies participating in these offers must be pre-qualified and registered in a Suppliers' Register kept at each ASL. Private, arm's length negotiation of contracts is allowed in a very limited number of cases (such as, for example, where products to be purchased are covered by patents or similar exclusive rights).

      The public health care system has provided Italian citizens with a number of free services (ranging from hospital care to medical analysis, local physician assistance and supply of pharmaceuticals), substantially funded by the State. A certain degree of inefficiency, significant personnel costs and other factors have characterized the management of public health structures, and resulted in the accumulation of a substantial debt by the ASLs and significant delays in collection for suppliers. Accounts receivables from local entities may remain outstanding for up to 300 days on average.

      Italian constitutional reform approved in 2001 expanded the legislative and administrative powers of the regional Italian local governments. This decentralization expanded the powers of the regional governments and may result in the individual regions addressing healthcare reforms individually and not collectively. The change in the Italian Parliament majority in 2001 from a center-left to a center-right majority has not changed the general governmental objective to reduce public expenditure in the health care sector. This shift toward regional power and the continuing trend to contain public expenditure may not necessarily be favorable to our industry.

CERTAIN REGULATORY MATTERS

      Our products, product development activities and manufacturing processes are subject to extensive and rigorous regulation, including by the U.S. Food and Drug Administration ("FDA") as well as by a number of agencies in other countries that exercise regulatory authority over our products. In the United States, the FDA regulates the introduction of medical devices as well as the manufacturing, labeling and record keeping procedures for such devices. For purposes of these regulations, our products are generally treated as medical "devices." In order for us to market our new products in the United States, we must typically obtain from the FDA concurrence with a 510(k) pre-market notification or approval of a more extensive submission known as PMA.

      A manufacturer may seek FDA clearance to distribute a new medical device by filing a 510(k) pre-market notification. A 510(k) pre-market notification requires the manufacturer of a medical device to establish that the device is "substantially equivalent" to medical devices legally marketed in the United States. The 510(k) pre-market notification must be accompanied by appropriate information or data establishing the claim of substantial equivalence, which, depending on the type of product, may require clinical data. If this substantial equivalence is established to the satisfaction of the FDA, the manufacturer will receive FDA clearance for marketing of the medical device. If the manufacturer cannot establish substantial equivalence or if the FDA determines that a device requires a more rigorous review, the FDA will require that the manufacturer submit a PMA ("pre-market approval") application prior to obtaining approval to market the device in the United States, which process is expensive and time-consuming, generally taking more than two years and often substantially longer.

      All of our currently-marketed products have received FDA marketing clearance pursuant to 510(k) pre-market notifications filed by us. Although we anticipate that, at least in the near-term, our products will be evaluated under the 510(k) pre-market notification process, there can be no assurance that our current or future products will not be subjected to the PMA process or that our current or future products in development will receive FDA marketing clearance.

      In addition, we have made modifications to our cleared products which we believe do not require submission of new 510(k) notices. There can be no assurance, however, that the FDA would agree with any of our determinations and not require us to submit new 510(k) notices for any of the changes made to its products.

      Failure to comply with applicable regulatory requirements could result in, among other things, warning letters, fines, injunctions, civil penalties, recall or seizure of the products, total or partial suspension of production, refusal of the government to grant pre-market clearance or pre-market approval for devices, withdrawal of approvals and criminal prosecution. Moreover, approval by the FDA or other regulatory authority does not preempt private product liability claims.

      Our facilities are also subject to inspection on a routine basis by federal and state agencies, including the FDA, to ensure that we are in compliance with Good Manufacturing Practices. These regulations require that we manufacture our products and maintain our documents in a prescribed manner with respect to manufacturing, testing and quality control activities. The FDA also conducts unannounced audits, but routine inspections occur approximately once every two years. Other FDA requirements govern product labeling and prohibit a manufacturer from marketing an approved device for unapproved applications. Clinical laboratories in the United States are regulated by the FDA under the Clinical Laboratory Improvement Act ("CLIA"), which requires all clinical laboratories to meet specified standards depending on the level of test complexity in the areas of personnel qualification, administration, participation in proficiency testing, patient test management, quality control, quality assurance and inspections. Most of our tests are classified as moderate complexity tests. There can be no assurance that these tests will not be recategorized, or that other tests performed on our other products will not be categorized to a higher level of complexity or that such categorization or regulations and future administrative interpretations of the CLIA would not have a material adverse effect on our financial condition and results of operations.

      Sales of medical devices outside the United States are subject to foreign regulatory requirements that vary widely from country to country. These laws and regulations range from simple product registration requirements in some countries to complex clearance and production controls in others. As a result, the processes and time periods required to obtain foreign marketing approval may be longer or shorter than those necessary to obtain FDA approval. These differences may affect the efficiency and timeliness of international market introduction of our products, and there can be no assurance that we will be able to obtain regulatory approvals or clearances for its products in foreign countries.

      Medical devices cannot be sold in EU countries unless they display the CE mark. We have obtained CE mark certification for our current products in accordance to the European Union Directives applicable to them and already in force. We are continuously monitoring EU regulations and their national transpositions, taking account of the forthcoming EU enlargement, so as to plan and achieve compliance to schedule.

      In addition, international sales of medical devices manufactured in the United States but not approved by the FDA for distribution in the United States are subject to FDA export requirements.

      We may become subject to future legislation and regulations concerning the manufacture and marketing of medical devices. This could increase the cost and time necessary to begin marketing new products and could affect us in other respects not presently foreseeable. We cannot predict the effect of possible future legislation and regulations.

      We are also subject to numerous federal, state, local and foreign laws and regulations relating to such matters as environmental protection, health and safety, manufacturing practices and fire hazard control to liabilities and compliance costs associated with past and current handling, processing, storing, and disposing, of medical or hazardous substances or wastes. From time to time our operations may result in non-compliance with environmental or occupational health and safety laws, or liability pursuant to such laws. There can be no assurance that we will not be required to incur significant costs to comply with such laws and regulations in the future or that such laws or regulations will not have a material adverse effect upon our ability to do business.

C.    ORGANIZATIONAL STRUCTURE

      As discussed above under "Item 4 -- Information on the Company --- Background," we are part of a group of companies that is dedicated to manufacturing and distributing health care products. Our basic organizational structure is as follows:

[FLOWCHART GRAPHIC OMITTED]

                --------------------------------------------
                Jose Maria Rubiralta and Francisco Rubiralta
                --------------------------------------------
                                     /   100%
                                     /
                              ---------------
                              Grupo CH-Werfen
                              ---------------
                                     /   81.67%
                                     /
                    ----------------------------------
                    Izasa Distribuciones Tecnicas S.A.--------------
                    ----------------------------------             /
                                     /   100%                      /
                                     /                             /
                           --------------------                    /
                           Miscel Holdings B.V.                    /
                           --------------------                    /
                                     /   29.2%                     /  56.2%
                                     /                             /
                     ---------------------------------             /
                     Instrumentation Laboratory S.p.A.--------------
                     ---------------------------------
                                     /
                                     /
                               ------------
                               Subsidiaries
                               ------------

      All of our subsidiaries are wholly owned except for Instrumentation Laboratory (Lietuva) B.I., of which we own 67%. Our significant subsidiaries include: Instrumentation Laboratory GmbH (Germany), Instrumentation Laboratory GmbH (Austria), Instrumentation Laboratory U.K. Ltd. (U.K.), Instrumentation Laboratory S.A. (France), Instrumentation Laboratory Belgium N.V. (Belgium), Instrumentation Laboratory Group B.V. (Holland), Instrumentation Laboratory (Netherlands) B.V. (Holland), Instrumentation Laboratory (Lietuva) B.I. (Lithuania), Instrumentation Laboratory Espana, S.L., Instrumentation Laboratory Company (U.S.A.), IL Sensor Systems, Inc. (U.S.A.) (formerly Mallinckrodt Sensor Systems, Inc.), IL Diagnostic, S.A. de C.V. (Mexico), Medical Laboratory Automation Inc., Lessix AB (Sweden), Chromogenix Holding AB (Sweden) and Chromogenix AB (Sweden).

      We   completely    liquidated    our   wholly   owned    subsidiaries
Instrumentation Laboratory AG (Switzerland), Instrumentation Laboratory (France) S.a.r.l. and Labgas S.a.r.l. (France) in 2001.

D.    PROPERTY, PLANTS AND EQUIPMENT

      The general location, use and approximate size of the principal physical properties used by us are set forth below as at November 30, 2002.

-------------------------------------------------------------------------------
                                        OWNED/LEASE               APPROXIMATE
                                        (EXPIRATION                AREA IN
  LOCATION          PRIMARY USE           DATE OF                 SQUARE FEET
                                          LEASE)
-------------------------------------------------------------------------------

Milan, Italy        Europe,                 Leased                   88,000
                    Middle East,        (expires 2007)
                    Africa and
                    Latin America
                    Headquarters;
                    sales and
                    marketing
-------------------------------------------------------------------------------

Lexington,          U.S. and                Leased                   140,000
Massachusetts       Canada              (expires 2006)
                    Headquarters;
                    instrument
                    manufacturing;
                    research and
                    development;
                    quality
                    assurance;
                    instrument
                    software

-------------------------------------------------------------------------------

Orangeburg,         Reagent                 Owned                    100,000
New York            manufacturing

-------------------------------------------------------------------------------
Ascoli Piceno,      Reagent                 Leased                   21,500
Italy               manufacturing       (expires 2006)

-------------------------------------------------------------------------------

      In addition to the facilities described above, we lease other non-principal facilities for sales, distribution and marketing. We monitor our production requirements as compared with our production capacity. We believe that the existing facilities and their level of utilization are sufficient for our current and reasonably anticipated future needs for productive capacity.

ENVIRONMENTAL MATTERS

      We are subject to environmental laws in the jurisdictions in which we operate. We do not currently anticipate any material adverse effect on our operations or financial condition as a result of its efforts to comply with, or our liabilities under, environmental laws. We do not currently anticipate any material capital expenditures for environmental control facilities. Some risk of environmental liability is inherent in our business, and there can be no assurance that material environmental costs will not arise in the future. In particular, we might incur capital and other costs to comply with increasingly stringent environmental laws and enforcement policies. Although it is difficult to predict future environmental costs, we do not anticipate any material adverse effect on its operations, financial condition or competitive position as a result of future costs of environmental compliance.

ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS

      The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our Audited Consolidated Financial Statements for the fiscal years ended November 30, 2002, 2001 and 2000 included elsewhere in this report. The financial statements have been prepared in accordance with Italian GAAP, which differs in certain significant respects from U.S. GAAP. For a discussion of the principal differences between Italian GAAP and U.S. GAAP as they relate to our Consolidated Financial Statements, see Note 21 to the Consolidated Financial Statements.

RECENT DEVELOPMENTS

      Prior to fiscal year 2002, Arthur Andersen served as our independent auditors. On August 31, 2002, Arthur Andersen LLP, an affiliate of Arthur Andersen, ceased practicing before the SEC. On November 25,2002 we appointed BDO Sala Scelsi Farina S.p.A. as our independent auditors for the fiscal year ended November 30, 2002.

      Because our former key audit engagement team personnel have since left Arthur Andersen, Arthur Andersen did not participate in the preparation of this report, reissue its audit report with respect to the consolidated financial statements included in this report, or consent to the inclusion in this report of its audit report. As a result, investors in Instrumentation Laboratory may have no effective remedy against Arthur Andersen in connection with a material misstatement or omission in the financial statements to which its audit report relates. In addition, even if such investors were able to assert a claim, Arthur Andersen may fail or otherwise have insufficient assets to satisfy claims by investors that might arise under the U.S. federal securities laws or otherwise with respect to its audit report.

      As of November 30, 2002 the U.S. subsidiary retroactively changed its inventory costing from LIFO to FIFO, to conform to the group accounting practice and to follow the benchmark treatment recommended by IAS 2. This change has no effect on the fiscal 2002 statement of operations but originated a reduction of the loss reported for 2001 of (euro)1,441,000 and a decrease in the shareholders' equity as of November 30, 1999 and 2000 of Euro (euro)1,275,000 and (euro)1,483,000, respectively. The incremental difference between 1999 and 2000 is due to the difference of conversion rates of U.S. Dollar into euro.

OVERVIEW

      We derive revenue from selling and leasing specialized medical instruments and consumables used in these instruments. Periods containing increased sales of installed instruments generally result in increased revenues and lower margins assuming all other factors remain static. In the long run, increasing the installed base of instruments is the path to increasing the sales of the higher margin consumables. The majority of our instrument sales during the years ended November 30, 2001 and 2002 have resulted from replacing older units. It is frequently the case that new instruments are more efficient, enabling them to perform more tests than older equipment and therefore using less consumables. Thus any major increase in sales of new installed instruments will be met with lower sales of consumables. As a result, a unit by unit analysis of the installed base, while a useful measure, is not necessarily indicative of a business line's performance.

      By August 2000, we completed a restructuring involving the closing and sales of all of our European manufacturing facilities. We transferred the majority of our operations to our existing manufacturing facilities in the United States. The only products we still manufacture in Europe (at our leased Italian facility) are the clinical chemistry reagent products because the market for these goods is primarily in Europe. This restructuring helped us increase our profit margins.

      For the year  ended  November  30,  2002,  we  recorded a net loss of
(euro)13.8  million as compared to a net loss of (euro)5.8  million for the year ended November 30, 2001 and a net loss of (euro)17.5 million for the year ended November 30, 2000. The net losses reported in fiscal years 2002 and 2001 were largely attributable to a low level in the gross margins of the Company's core product lines, significant research and development costs, increased goodwill amortization and higher interest expense resulting from the acquisition of Hemoliance. In fiscal year 2002 and 2001 the Company experienced a stabilization in prices for most of its product lines. However, while prices generally stabilized, the pricing level remains low due to prior years reductions. The result from operations continue to be significantly affected by competitive pricing pressures and customer consolidation. Research and development costs also continue at a high level, due to the Company's continued investment in product development to broaden its product offerings within its two core product lines to meet the changing demands of its markets and to better address the areas of highest growth within these markets. While the Company believes that its profitability will continue to be negatively affected by these industry factors at least for the near term, management designed and implemented plans to improve the results of operations and the Company believes it is taking the steps necessary to achieve sustainable growth through improved operating performance.

CRITICAL ACCOUNTING POLICIES

      Our significant accounting policies are more fully described in Note 3 to our Consolidated Financial Statements. However, in accordance with recent Securities and Exchange Commission guidance, those material accounting policies which we believe are particularly important to the understanding of our financial statements are discussed below. In applying those policies, our management uses its judgment to determine certain estimates. Those estimates are based on our historical experience, terms of existing contracts, our observance of trends in the industry information provided by our customers and information available from other sources, as appropriate. Our significant accounting policies include:

Allowance for doubtful accounts

      Accounts receivable are reduced by an amount which may be uncollectable in the future. We have a broad customer base that primarily includes hospitals and clinical reference laboratories. Although we sell our products worldwide, our sales are concentrated in the United States and Europe, where a significant portion of our sales is ultimately funded through the government or governmental reimbursement programs. The estimated allowance for doubtful accounts is based primarily on management's evaluation of the financial condition of the customer.

Inventories and related reserve for obsolete and excess inventory

      Inventories are valued at the lower of cost or market and have been reduced by a reserve for excess and obsolete inventories. The estimated reserve is based on management's review of inventories on hand compared to estimated future utilization and sales.

Goodwill, Intangibles and other non current assets

      Property, plant and equipment, goodwill and other intangibles are amortized over their useful lives. Useful lives are based on management's estimates of the period that the assets will generate revenue. We assess the future useful life of property, plant and equipment, goodwill and other intangible assets whenever events or changes in circumstances indicate that the current useful life might have diminished. We consider the future discounted cash flow in assessing the recoverability of these assets. If any impairment is identified, any excess of the carrying value over fair value is recorded as a loss.

Instruments at customers

      Instruments leased to customers under sales-type lease contracts are recorded at an amount equal to the net investment in the lease, with the finance income being recognized over the life of the related contracts. Instruments held by customers under reagent rental contracts, in which we retain title, are carried at cost less accumulated depreciation. The cost of the instruments is depreciated on a straight-line basis over the average length of the related contracts, but not exceeding 5 years. Under the contracts, customers are generally required to purchase specified minimum amounts of reagents.

Revenue recognition

      Sales are recorded at the time of shipment of the goods to customers or performance of the service. Revenues from instrument rentals are recognized over the life of the rental contract. Revenues from service contracts are recognized over the life of the service contract. Revenue from sales-type leases is recognized at the inception of the lease equal to the present value of the lease payments to be received. The cost of the leased products is charged to cost of goods sold at the time the corresponding revenue is recognized.

Derivatives

      We enter into derivative transactions to hedge specific transactions as well as to reduce our exposure to interest rate and foreign exchange risks. The interest rate differentials to be received or paid on interest rate swaps and other interest rate agreements designated as hedges of specific underlying debt instruments are included in interest income or expense on an accrual basis over the period hedged. Foreign exchange derivatives (options) are used to hedge future expenses denominated in foreign currencies, but are not designated against specific future transactions. At the reporting date, these options are accounted for at estimated fair market value. The resulting losses are recognised in the income statement, while the resulting gains are accounted for only when realized.

RESULTS OF OPERATIONS

      The following table sets forth income statement data for the years ending November 30, 2000, 2001 and 2002 expressed as a percentage of consolidated net revenues.

                                                 YEAR ENDED NOVEMBER 30,
                                            -----------------------------------
                                              2000         2001         2002
                                            ----------  ------------  ---------
Net revenues                                  100.0%       100.0%      100.0%
Cost of sales............................      52.0         52.5        51.9
                                            ----------  ------------  ---------
       Gross profit......................      48.0         47.5        48.1
Research and development costs...........       7.3          7.1         7.4

Selling, general and administrative expenses   33.4         33.7        36.6
                                            ----------  ------------  ---------
Operating income before amortization of
intangible assets and deferred charges...       7.3          6.7         4.1

Amortization of intangible assets and
deferred charges........................        4.1          3.3         3.1
                                            ----------  ------------  ---------
Operating income ........................       3.2          3.4         1.0
Net interest expense.....................       5.3          5.1         4.1
Other (income) expense, net..............       3.6         (0.7)        1.0
Income taxes.............................       0.6          1.1         0.9
                                            ----------  ------------  ---------
       Net loss..........................     (6.3)%        (2.1)%      (5.0)%
                                            ==========  ============  =========

COMPARISON OF FISCAL YEARS ENDED NOVEMBER 30, 2002 AND 2001

      Net revenues decreased (euro)2.2 million or 0.8% to (euro)272.6 million in the year ended November 30, 2002, from (euro)274.8 million in the year ended November 30, 2001. This small decrease is a result of lower sales in our critical care and clinical chemistry business lines. Geographically, this small decrease in net revenues is the result of the strengthening of the euro against the U.S. dollar. Sales in the U.S. denominated in dollars increased by $1.6 million (or 2.2%) but decreased by
(euro)1.2 million (or 1.4%) when translated in euro. Sales in the rest of the world, also denominated in U.S. dollars, decreased by (euro)2.5 million (or 7.0%) while sales in Europe increased by (euro)1.5 million (or 1.0%). Overall unit placements of core instruments increased 12.1% in the year ended November 30, 2002, versus the same period of fiscal 2001. The following paragraphs summarize the results for our three main business segments.

      Critical Care. Net revenues attributable to the critical care business unit in the year ended November 30, 2002 decreased 3.2% to
(euro)76.8 million from (euro)79.4 million in the year ended November 30, 2001. Sales increased in Europe, even though they were flat in Italy, but decreased in the U.S. and the rest of the world. In the U.S. we continued to experience strong unit sales of our newly marketed analyzers, which are more efficient and can perform more tests than older analyzers. Unit placements of core instruments within the critical care business unit increased 17.5% in the year ended November 30, 2002 versus the same period of fiscal 2001.

      Hemostasis. Net revenues attributable to the hemostasis business unit in the year ended November 30, 2002 increased 2.5% to (euro)134.8 million from (euro)131.5 million in the year ended November 30, 2001. Sales increased in Europe and the U.S, even though they were negatively impacted by the strengthening of the euro against the U.S. dollar, but decreased in the rest of the world. Unit placements of core instruments within the hemostasis business unit increased 8.2% in the year ended November 30, 2002 versus the same period of fiscal 2001.

      Clinical Chemistry. Net revenues attributable to the clinical chemistry business unit in the year ended November 30, 2002 decreased 13.8% to (euro)24.3 million from (euro)28.2 million in the year ended November 30, 2001. This decrease is mainly attributed to strong instrument sales in Eastern Europe in 2001, which were not repeated in 2002 and a decline in sales in the U.S. We continue to only place new instruments in Italy, the UK, Eastern Europe and the Middle East. As a result, our installed base, particularly in the U.S., is declining, resulting in decreased revenues for consumables on a continuing basis. Such decrease is expected to continue in the future. Sales in the U.S for fiscal 2002 were decreased by (euro)1.7 million (or 52.7%) to (euro) 1.5 million, compared to fiscal year 2001 For fiscal 2002, sales in Italy increased by 1.4%.

      Net revenues attributable to sales of other products increased 2.5% to (euro)36.7 million in the year ended November 30, 2002 from (euro)35.8 million in the year ended November 30, 2001. Most of these sales relate to the distribution of Beckman Coulter products in Italy.

      GROSS PROFIT increased (euro)0.4 million to (euro)131.0 million in the year ended November 30, 2002, from (euro)130.6 million in the year ended November 30, 2001. Gross profit as a percentage of net revenues was 48.1% in the year ended November 30, 2002, versus 47.5% in the year ended November 30, 2001.

      The increase in the gross margin compared to fiscal 2001 is primarily attributable to improved manufacturing efficiency and reduced obsolescence after the consolidation of manufacturing plants and distribution warehouses. In addition, the gross margin value as a percentage of revenues improved as a result of the weakening of the U.S. dollar against the euro compared to FISCAL 2001, due to more costs being incurred in U.S. dollars relative to revenues earned in U.S. dollars. While prices have stabilized (albeit at low levels) we expect to continue to experience margin pressure related to industry pricing trends. Our strategy is to address these pressures by seeking to increase sales of premium products, which are less sensitive to these pricing pressures and broadening the test menus available on the instruments.

      RESEARCH AND DEVELOPMENT COSTS increased (euro)0.5 million or 2.5%, to (euro)20.1 million in the year ended November 30, 2002, versus
(euro)19.6 million in the year ended November 30, 2001. Research and development costs as a percentage of net revenues attributable to the critical care and hemostasis business units (which represents all of the research and development costs) were 9.5% in the year ended November 30, 2002 versus 9.3% in the year ended November 30, 2001. These expenditures are principally attributable to new product development projects for the next generation of products within our core product lines. We intend to maintain these current levels of spending to support our product launch timetable. R&D expenditures are net of Izasa's contribution to our research and development costs pursuant to a cost sharing agreement between Izasa and the U.S. subsidiary of the Group. By said agreement Izasa contributes to financing the Group's research and development activities on the basis of its share of total Group worldwide sales on related products. The contribution amounted to (euro)2.2 million in 2001 and 2002.

      SELLING, GENERAL AND ADMINISTRATIVE EXPENSES increased (euro)7.1 million or 7.7% to (euro)99.8 million in the year ended November 30, 2002, compared to (euro)92,7 million in the year ended November 30, 2001. Selling, general and administrative expenses as a percentage of net revenues were 36.6% in the year ended November 30, 2002, versus 33.7% in year ended November 30, 2001. As part of our business strategy, we continuously evaluate our cost structure, seeking to lower our operating costs. We have not made definitive plans to further reduce operation costs.

      AMORTIZATION  OF  INTANGIBLE  ASSETS AND DEFERRED  CHARGES  decreased
(euro)0.6 million or 6.6% to (euro)8.5 million in the year ended November 30, 2002, from (euro)9.1 million in year ended November 30, 2001. This decrease is mainly attributable to the completion of the amortization of share capital issuance costs and other intangibles.

      INTEREST EXPENSE decreased (euro)3.2 million or 20.6% to (euro)12.2 million in the year ended November 30, 2002 from (euro)15.4 million in the year ended November 30, 2001. The decrease is mainly due to a reduction in interest expense for long-term debt, which amounted to (euro)7.0 million in 2002 compared to (euro)9.6 million in 2001. Long term debt decreased mainly due to the (euro)60 million capital increase which was subscribed to by Izasa in April 2001 by forgiving a corresponding portion of its outstanding subordinated loan. Also the decrease in interest rates positively affected interest expense for short term bank borrowings and long term debt.

      OTHER EXPENSE, NET of (euro)2.7 million in the year ended November 30, 2002, was principally comprised of: (i) (euro)1.5 million of supplementary leaving indemnities and restructuring charges, (ii) (euro)1.9 million of gain on foreign exchange and forward exchange contracts, (iii)
(euro)1.3 of litigation  settlements  and estimated  costs to settle,  (iv)
(euro)0.1 million of gain on disposal of fixed assets (iv) (euro)0.7 million of bank charges, and (v) (euro)1.2 million of other expenses.

      INCOME TAX EXPENSE was (euro)2.5 million in the year ended November 30, 2002. Our effective tax rate can be affected by the country from which income is generated and the availability of net operating loss carryforwards to offset operating income. Also, our effective tax rate is affected by the Italian "tax on added value" (IRAP), which has a different base of taxation and may be payable even in case of pre-tax losses.

      NET LOSS was (euro)13.8 million or (euro)0.15 per share for the year ended November 30, 2002, versus a net loss of (euro)5.8 million or
(euro)0.06 per share for the year ended November 30, 2001.

COMPARISON OF FISCAL YEARS ENDED NOVEMBER 30, 2001 AND 2000

      Net revenues decreased (euro)0.5 million or 0.2% to (euro)274.8 million in the year ended November 30, 2001, from (euro)275.3 million in the year ended November 30, 2000. This small decrease is a result of lower unit sales in our critical care and hemostasis business lines. Geographically, this small decrease in net revenues is the net result of decreased sales, and thus lower revenues, in the U.S. offset by higher sales in Italy (following a recovery of the market and the results of our efforts to rebuild our sales force), Spain and eastern Europe. Sales in the rest of the world were substantially stable. Overall unit placements of core instruments increased 26.0% in the year ended November 30, 2001, versus the same period of fiscal 2000. Moreover, our net revenues were positively impacted by the strengthening of the U.S. dollar against the euro. The following paragraphs summarize the results for our three main business segments.

      Critical Care. Net revenues attributable to the critical care business unit in the year ended November 30, 2001 decreased 0.1% to
(euro)79.4 million from (euro)79.5 million in the year ended November 30, 2000. Sales in Italy were flat and decreased in the U.S. due to increased competitive activities. In the U.S. we experienced strong unit sales increases of our newly marketed analyzers, which are more efficient enabling them to perform more tests than older equipment. Unit placements of core instruments within the critical care business unit increased 6.7% in the year ended November 30, 2001 versus the same period in 2000.

      Hemostasis. Net revenues attributable to the hemostasis business unit in the year ended November 30, 2001 decreased 2.0% to (euro)131.5 million from (euro)134.2 million in the year ended November 30, 2000. Sales in Europe were strong due to a continuous increased commercial focus, while the decrease in the U.S. compared to fiscal 2000 is mainly due to the fact that year 2000 sales included a one time transfer of (euro)4.0 million inventory and placed instruments in connection with the transfer of the distribution of the Hemoliance product line in the U.S. Unit placements of core instruments within the hemostasis business unit increased 41.2% in the year ended November 30, 2001 versus the same period in fiscal 2000.

      Clinical Chemistry. Net revenues attributable to the clinical chemistry business unit in the year ended November 30, 2001 increased 6.2% to (euro)28.2 million from (euro)26.5 million in the year ended November 30, 2000. This increase is mainly attributed to increased instrument sales, particularly in eastern Europe. We continue only to place new instruments in Italy, the UK, eastern Europe and the Middle East. As a result, our installed base, particularly in the U.S., will likely decline resulting in decreased revenues for consumables on a continuing basis. Such decreases could accelerate in future periods. For fiscal 2001, sales in the U.S. and in Italy declined by 32.4% and 6.0%, respectively.

      Net revenues attributable to sales of other products increased 1.8% to (euro)35.8 million in the year ended November 30, 2001 from (euro)35.2 million in the year ended November 30, 2000. Most of these sales relate to distribution of Beckman Coulter products in Italy.

      GROSS PROFIT decreased (euro)1.5 million to (euro)130.6 million in the year ended November 30, 2001, from (euro)132.1 million in the year ended November 30, 2000. Gross profit as a percentage of net revenues was 47.5% in the year ended November 30, 2001, versus 48.0% in the year ended November 30, 2000.

      The decrease in the gross margin compared to fiscal 2000 is primarily attributable to manufacturing inefficiencies related to the consolidation of manufacturing plants and the launch of new products and to additional obsolescence emerging from the consolidation of manufacturing plants and distribution warehouses. Also the gross margin value as a percentage of revenues continued to be negatively affected by the strengthening of the U.S. dollar against the euro, due to more costs in U.S. dollars relative to revenues in U.S. dollars.

      While prices have stabilized (albeit at low levels) we expect to continue to experience margin pressure related to industry pricing trends. Our strategy is to address these pressures by seeking to increase sales of premium products, which are less sensitive to these pricing pressures and broadening the test menus available on the instruments.

      RESEARCH AND DEVELOPMENT COSTS decreased (euro)0.6 million or 2.9% to
(euro)19.6 million in the year ended November 30, 2001, versus (euro)20.1 million in the year ended November 30, 2000. Research and development costs as a percentage of net revenues attributable to the critical care and hemostasis business units (which represents all of the research and development costs) were 9.3% in the year ended November 30, 2001 versus
9.4% in the year ended November 30, 2000. These expenditures are principally attributable to new product development projects for the next generation of products within our core product lines. We intend to maintain these current levels of spending to support our product launch timetable. Our expenditures decreased due to Izasa's contribution to our research and development costs pursuant to a cost sharing agreement between Izasa and the U.S. subsidiary of the Group. By said agreement Izasa contributes to financing the Group's research and development activities on the basis of its share of total Group worldwide sales on related products. The contribution for 2001 amounted to (euro)2.2 million and has been classified as a reduction of research and development costs for the period.

      SELLING, GENERAL AND ADMINISTRATIVE EXPENSES increased (euro)0.7 million or 0.8% to (euro)92.7 million in the year ended November 30, 2001, compared to (euro)92.0 million in the year ended November 30, 2000. Selling, general and administrative expenses as a percentage of net revenues were 33.7% in the year ended November 30, 2001, versus 33.4% in the year ended November 30, 2000. As part of our business strategy, we continuously evaluate our cost structure, seeking to lower our operating costs. We have not made definitive plans to further reduce operation costs.

      AMORTIZATION  OF  INTANGIBLE  ASSETS AND DEFERRED  CHARGES  decreased
(euro)2.3 million or 20.1% to (euro)9.1 million in the year ended November 30, 2001, from (euro)11.3 million in year ended November 30, 2000. This decrease is mainly attributable to the completion of the amortization of share capital issuance costs and other intangibles.

      INTEREST EXPENSE decreased (euro)0.5 million or 3.4% to (euro)15.4 million in year ended November 30, 2001 from (euro)15.9 million in the year ended November 30, 2000. As discussed in the liquidity section below, on April 20, 2001 our majority shareholder Izasa Distribuciones Tecnicas S.A. subscribed to a capital increase in the amount of (euro)59,999,998.83 by forgiving a portion of its outstanding subordinated loan. From April 20, 2001 to November 30, 2001, this forgiveness saved us approximately
(euro)2.3 million in interest expense. This decrease was partially offset by an increase in interest rates on third parties' short and long term debt.

      OTHER INCOME, NET of (euro)2.0 million in the year ended November 30, 2001, was principally comprised of: (i) (euro)9.0 million non recurring income from sales of distribution rights to Izasa Distribuciones Tecnicas S.A., (ii) (euro)2.8 million of supplementary leaving indemnities and restructuring charges, (iii) (euro)0.9 million of non recurring costs related to production transfer (iv) (euro)1.5 million of litigation settlements and estimated costs to settle, and (v) (euro)2.1 million of other expenses.

      INCOME TAX EXPENSE was (euro)2.9 million in the year ended November 30, 2001. Our effective tax rate can be affected by the country from which income is generated and the availability of net operating loss carryforwards to offset operating income. Also, our effective tax rate is affected by the Italian "tax on added value" (IRAP), which has a different base of taxation and may be payable even in case of pre-tax losses.

      NET LOSS was (euro)5.8 million or (euro)0.06 per share for the year ended November 30, 2001, versus a net loss of (euro)17.5 million or
(euro)0.40 per share for the year ended November 30, 2000.

LIQUIDITY AND CAPITAL RESOURCES

      Our principal liquidity requirements are for working capital, consisting primarily of accounts receivable and inventories, investments in instrument rentals, debt service and capital expenditures. Our principal sources of liquidity are cash flows from operations, a subordinated revolving loan agreement with our majority shareholder, a subordinated long-term loan with our majority shareholder and additional borrowings under unsecured, uncommitted lines of credit. Aggregate amounts due under our debt agreements during each of fiscal years 2003 and 2004 are
(euro)12.4 million and (euro)0.1 million respectively. We have included a chart at the end of this section that summarizes our future debt payment obligations.

      Our investment in instruments under reagent rental agreements refers to our providing IVD instruments to our customers (i) at no cost in exchange for an agreement to purchase reagents and other consumables for a fixed time period, and (ii) under sales-type lease contracts. With respect to instruments placed in connection with reagent rental agreements, the instruments are carried at our purchase or production costs, less accumulated depreciation computed over the average life of the related contracts, and, accordingly, represents our cost before any revenue on the instruments and related reagents. Our typical costs under reagent rental arrangements include depreciation of purchase or production cost of the instrument, financial charge and costs of reagents, controls and service, and our typical revenue under reagent rental arrangements includes revenue from the sale of reagents and controls and from service. With respect to instruments placed under sales-type leases, the instruments are recorded at an amount equal to our net investment in the lease (i.e., the present value of the lease payments to be recorded) and, accordingly, represent the sales price (with the selling profits recognized at the inception of the lease) before any revenue on the related reagents and consumables. With respect to sales-type leases, our typical costs include financial charges and the costs of reagents, controls and services and our typical revenues include revenue from the sale of instruments, the sale of reagents and controls, revenues from service and financial income.

      Net cash provided by operating activities for the year ended November 30, 2002 was (euro)25.6 million, while net cash provided by operating activities for the year ended November 30, 2001 was (euro)22.6 million. This increase resulted principally from the net effect of the increase in net loss compared to fiscal 2001 and a reduction in accounts receivable, which resulted primarily from the sale of certain trade receivables from Italian public health care entities. Also operating cash flow in 2001 was affected by significant payments of expenses accrued in connection with the restructuring plan, which did not affect fiscal 2002.

      Net cash used in investing activities for the year ended November 30, 2002 was (euro)16.2 million, while net cash used in investing activities in the year ended November 30, 2001 was (euro)20.1 million. Net cash used in investing activities generally reflects our investment in instruments under reagent rental agreements and capital expenditures, offset by any proceeds from sales of fixed assets. Our investment in instrument rentals was
(euro)21.6 million and (euro)19.9 million for the years ended November 30, 2002 and 2001, respectively. In fiscal 2002 and 2001 the cash used in investing activities was affected by the proceeds from the sale of fixed assets, mainly instruments at customers, of (euro)11.9 million and
(euro)9.4 million, respectively.

      Capital expenditures were (euro)6.1 million for the year ended November 30, 2002 versus (euro)8.5 million in the year ended November 30, 2001. Capital expenditures are a significant use of funds and are primarily for manufacturing plants, machinery and equipment. We expect capital expenditures to remain stable but subject to fluctuation as currency exchange rates change since our most important manufacturing plants are located in the U.S.

      Net cash used in financing activities for year ended November 30, 2002 was (euro)1.2 million, while net cash provided by financing activities was (euro)0.9 million in fiscal 2001.

      In the year ended  November  30,  2002,  we  sustained  a net loss of
(euro)13.8 million and cash flows for operating and investing activities was positive (euro)9.4 million. In fiscal 2001, we sustained a net loss of
(euro)5.8 million and net cash flow from operating and investing activities was (euro)2.6 million compared to net loss of (euro)17.5 million and negative cash flow from operating and investing activities of (euro)10.7 million for fiscal year 2000. Our weak cash flow is attributable to high interest expenses, higher levels of research and development expenditures and lower operating performance. We continue to finance any cash shortfall through the borrowings from our majority shareholder and additional borrowings of short-term and long-term debt. At November 30, 2002, our consolidated debt, net of cash, was (euro)150.8 million.

      At November 30, 2002, we had several short-term and long-term credit lines from banks and other financial institutions, pursuant to which
(euro)66.8 million was outstanding and (euro)30.2 million was available for further borrowing. Our short-term credit lines are primarily in the form of unsecured, uncommitted short-term bank loan facilities that are repayable on demand and may be revoked by the lender upon notice. The only covenants applying to our facilities relate to our committed loan facility provided by Heller Healthcare Finance, Inc., discussed below. These short-term credit lines are denominated in various currencies (although the majority is euro) which bear interest based in Euribor, bank base rate or variable rates, ranging from 4.78% to 10.625% as of November 30, 2002. Because these short-term borrowings bear interest at a floating rate, increases in short-term interest rates can adversely affect our results of operations.

      On May 4, 2001, our U.S. subsidiary executed a loan and security agreement with Heller Healthcare Finance, Inc., to be used for working capital. This loan, which has a maximum aggregate principal amount of US$15 million, is in the nature of a line of credit. Currently, approximately US$
12.4 million is outstanding. We pay an interest rate of U.S. dollar prime rate plus 2% (currently at 6.75%) plus all fees on the current amount outstanding on a monthly basis. Werfen and Instrumentation Laboratory S.p.A. have provided a guarantee. The original term of the line of credit was for two years and was recently extended for another two-year period. We must also comply with various negative covenants, including restrictions on:

      o     making prepayments on any existing or future indebtedness;

      o     borrowing additional funds;

      o     our ability to merge or consolidate;

      o     declaring dividends;

      o     investing in joint ventures or other acquisitions; and

      o     creating additional liens.

      Failure to comply with these covenants could result in a breach of these covenants and trigger the lenders' right to require immediate repayment of all or part of the indebtedness.

      In addition to these short-term and long-term debt arrangements, we also have significant borrowings from Werfen's affiliates. On November 30, 2002, (euro)87.7 million was outstanding in the aggregate on these loans, versus (euro)91.7 million in the year ended November 30, 2001. This decrease is resulting from principal payments. On April 20, 2001, Izasa, for itself and as assignee of Miscel Holding B.V., subscribed for 46,511,627 of our ordinary shares. In consideration for these ordinary shares Izasa cancelled a certain portion of our outstanding debt owed to it equal to (euro)60 million. As such, as of November 30, 2002, our indebtedness to Izasa was (euro)87.7 million. Both the credit agreement with Izasa and the loan agreement with Miscel Holding B.V., mature on January 31, 2007. The interest rate we pay on this amount floats based on the six-month Euribor plus 320 basis points per annum. We pay our interest payments monthly.

      On July 18, 2002, our Board of Directors authorized the issuance of a guarantee along with other Werfen group companies in favor of Izasa Distribuciones Tecnicas S.A., in connection with a syndicated loan of
(euro)100 million granted to Izasa.

      The following summarizes certain of our contractual obligations at November 30, 2002 and the effect such obligations are expected to have on our liquidity and cash flow in future periods. We do not have significant capital lease obligations or other financial commitments.

(in millions of euro:)
-------------------------------------------------------------------------------
                                            Payments Due by Period
-------------------------------------------------------------------------------
                                          Less       1 - 3      4 - 5   After 5
Contractual Obligations         Total     than 1     years      years    years
                                          year
-------------------------------------------------------------------------------
Long-Term Debt                  100.2      12.4        .1       87.7
-------------------------------------------------------------------------------
Operating Leases                 16.4       4.8       9.2        2.4
-------------------------------------------------------------------------------
Total Contractual Cash          116.6      17.2       9.3       90.1
Obligations
-------------------------------------------------------------------------------
(in millions of euro :)
-------------------------------------------------------------------------------
                                   Amount of Commitment Expiration Per Period
-------------------------------------------------------------------------------
                                Total     Less
Other Commercial               Amounts    than       1 - 3      4 - 5   After 5
 Commitments                  Committed   1 year     years      years    years
-------------------------------------------------------------------------------
Lines of Credit                  66.8      66.8        -         -        -
-------------------------------------------------------------------------------
Standby Letters of Credit         -         -          -         -        -
-------------------------------------------------------------------------------
Guarantees                      100.0       -          -         -        -
-------------------------------------------------------------------------------
Standby Repurchase                -         -          -         -        -
Obligations
-------------------------------------------------------------------------------
Other Commercial                 46.2      46.2        -         -        -
Commitments
-------------------------------------------------------------------------------
Total Commercial                213.0     113.0        -         -        -
Commitments
-------------------------------------------------------------------------------

      Our borrowings are predominantly denominated in euro and U.S. dollars. Changes in exchange rates between the currencies in which we generate cash flow and the currencies in which its borrowings are denominated will affect our liquidity. As of November 30, 2002, we had in place interest rate swaps and currency options for a total notional amount of (euro)84.3 million.

      In order for us to meet our requirements for working capital, research and development expenditures, investments in instruments, debt service and capital expenditures, we must substantially improve our operating performance from levels achieved in fiscal 2000, 2001 and 2002. We believe that cash flow from operations and borrowings under our credit facilities, together with the financial support obtained from our majority shareholder in the form of the share capital increase discussed above and the subordinated long-term loan with Werfen that was amended to reschedule repayment of the loan from January 2003 to January 2007, will be sufficient to fund working capital needs and capital spending and debt service requirements for at least the next 12 months. There can be no assurance that we will achieve or, if achieved, will sustain profitability or positive cash flow from operating activities in the future. If we cannot achieve and sustain profitability or positive cash flow, it is likely that we will not be able to meet our funding requirements.

CURRENCY EFFECTS

      Our results of operations and financial position are affected by changes in the value of the euro against other currencies. The results of operations are adversely affected to the extent that the strengthening of the euro against other currencies affects the amount of sales reported in euro with respect to the sales made in such foreign currencies and may affect the demands for products in the countries in which such currencies are utilized. Any decrease in the value of the euro as compared to other foreign currencies may expose us to adverse effects to the extent our payables and debt are payable in such foreign currency. With the completion of the relocation of all manufacturing to the U.S., the strengthening of the U.S. dollar against the euro has and could continue to impact our operating and net income. Please see "Item 11 -- Quantitative and Qualitative Disclosure About Market Risk" for further discussion regarding currency exchange risks.

RESULTS UNDER U.S. GAAP

      Reconciliation of Italian GAAP with U.S. GAAP

      Our Audited Consolidated Financial Statements for the year ended November 30, 2002 have been prepared in accordance with Italian GAAP, which differs in certain significant respects from U.S. GAAP. The principal differences between Italian GAAP and U.S. GAAP, as applied to our Audited Consolidated Financial Statements, are (i) the method of accounting for goodwill; (ii) the accounting for goodwill denominated in foreign currencies; (iii) the method of accounting for share capital issuance costs; (iv) the method of accounting for imputed interest on accounts receivable; (v) the method of accounting for pension plans; (vi) the method of accounting for deferred taxes; (vii) accounting for sale of distribution rights; (viii) the method of accounting for finance sale and lease back;
(ix) the method of accounting for derivatives and (x) the method of accounting for inflation. Please see Note 21 and 22 of the Consolidated Financial Statements. Our net loss and shareholders' equity under Italian GAAP were (euro)13.8 million and (euro)80.3 million, respectively, for the year ended November 30, 2002. Under U.S. GAAP, we would have reported a net loss and shareholders' equity of (euro)14.8 million and (euro)81.7 million, respectively, in the year ended November 30, 2002.

TAXES

      Our effective tax rate and net income can be affected by the country from which income is generated and the availability of net operating loss carry forwards to offset operating income. For example, we have significant net operating loss carryforwards in the U.S. which can be used only to offset income generated from our U.S. operations.

      As of November 30, 2002, we had net operating loss carryforwards of approximately (euro)173 million expiring in 2003 through 2013. Please see
Note 12 to the Audited Consolidated Financial Statements. The utilization of net operating loss carryforwards in the United States is subject to a variety of complicated U.S. tax rules, including rules triggered by shifts in our ownership, and therefore, there can be no assurance that the net operating loss carryforwards can be utilized without limitation.

      For a discussion of certain open tax matters, see Note 12 to the Audited Consolidated Financial Statements.

INFLATION

      Inflation has been relatively moderate in Italy as well as in our other principal markets in recent years. We believe that inflation has not had a significant effect on our net revenues or profitability in the last three fiscal years.

NEW ACCOUNTING STANDARDS

      In June 2001, the FASB issued SFAS No.142, "Goodwill and other Intangible Assets," which is effective for fiscal years beginning after December 15, 2001. Certain provisions shall also be applied to acquisitions initiated subsequent to June 30, 2001. SFAS No.142 supersedes APB Opinion No.17, "Intangible Assets" and requires, among other things, the discontinuance of amortization related to goodwill and indefinite lived intangible assets. These assets will then be subject to an impairment test at least annually. We have adopted SFAS No.142 effective December 1, 2002. Any impairment resulting from the adoption of the new provisions will be recorded during the 2003 fiscal year and will be recognized as the cumulative effect of a change in accounting principles. We are currently in the process of assessing the effects of implementing the new standard.

      In October 2001, the FASB issued SFAS No.144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which supersedes SFAS No.121 and certain provisions of APB Opinion No.30, "Reporting Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." SFAS No.144 requires that long-lived assets to be disposed of by sale, including discontinued operations, be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. SFAS No.144 also broadens the reporting requirements of discontinued operations to include all components of an entity that have operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. The provisions of SFAS No.144 became effective beginning December 1, 2002. We are currently in the process of assessing the effects of implementing the new standard.

      In April 2002, the FASB issued Statement No. 145, "Rescission of Statements No. 4, 44 and 64, Amendment of SFAS Statement No. 13, and Technical Corrections." SFAS 145 requires that gains and losses from extinguishment of debt be classified as extraordinary items only if they meet the criteria in Accounting Principles Board Opinion No. 30. Applying the provisions of Opinion No. 30 will distinguish transactions that are unusual and infrequent and meet the criteria for classification as an extraordinary item. SFAS No. 145 is effective beginning January 1, 2003. We do not believe that the adoption of SAFS No. 145 will have a significant impact on the consolidated financial statements.

      On July 30, 2002, the FASB issued Statement No. 146, "Accounting for the Costs Associated with Exit or Disposal Activities." This statement requires companies to recognize costs associated with exit or disposal activities only when liabilities for those costs are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 also requires companies to initially measure liabilities for exit and disposal activities at their fair values. SFAS No. 146 replaces Emerging Issues Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)" and EITF No. 88-10, "Costs Associated with Lease Modification or Termination." The provisions of SFAS No. 146 are effective for exit or disposal activities that are initiated after December 31, 2002. We believe that the adoption of this statement will not have a material impact on our operations.

      In November 2002, the Emerging Issues Task Force ("EITF") reached consensus on Issue No. 00-21, Revenue Arrangements with Multiple Deliverables. Revenue arrangements with multiple deliverables include arrangements which provide for the delivery or performance of multiple products, services and/or rights to use assets where performance may occur at different points in time or over different periods of time. EITF Issue No. 00-21 is effective for the Company beginning October 1, 2003. We have not completed the evaluation of the impact of this EITF.

      In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an Interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34" (FIN No.
45). The interpretation requires that upon issuance of a guarantee, the entity must recognize a liability for the fair value of the obligation it assumes under that obligation. This interpretation is intended to improve the comparability of financial reporting, by requiring identical accounting for guarantees issued with separately identified consideration and guarantees issued without separately identified consideration. The disclosure provisions of FIN No. 45 are effective for the Company as of December 1, 2002. We are still assessing the impact of the adoption of this interpretation.

      In December 2002, the FASB issued SFAS No. 148 "Accounting for Stock-Based Compensation--Transition and Disclosures", which amended FASB Statement No. 123, "Accounting for Stock-Based Compensation". Statement No. 148 provides alternative methods of transition for a voluntary change to the fair-value-based method of accounting for stock-based employee compensation. Statement No. 148 amends the disclosure requirements of Statement No. 123 to require more prominent and more frequent disclosure in the financial statements about the effects of stock-based compensation. Statement No. 148 is effective for fiscal years ended after December 15, 2002.

      In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN No. 46), which clarifies the application of Accounting Research Bulletin No. 51 "Consolidated Financial Statements" to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN No.46 is applicable immediately for variable interest created after January 31, 2003. For variable interest entities created prior to January 31, 2003, the provisions of FIN No. 46 are applicable no later than July 1, 2003. We do not expect this Interpretation to have an effect on the consolidated financial statements.

ITEM 6.     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    DIRECTORS AND SENIOR MANAGEMENT

      Under Italian law and pursuant to our By-laws, the Board of Directors is responsible for managing our business and supervising our operations and has the power to take actions coming within the scope of our corporate purpose except for the actions reserved by law or our By-laws to the shareholders. Pursuant to our By-laws, the Board must consist of not less than three and not more than nine members. The number of directors is fixed by resolution of the shareholders. Currently, the number of directors is fixed at four. Directors are elected at the general meeting of the shareholders to serve terms not exceeding three years. Directors may be re-elected for consecutive terms. They may be removed at any time by the voting shareholders at a general meeting, and they may resign at any time by written notice to the Board of Directors and to the Chairman of our Board of Statutory Auditors. In case of removal without cause, directors are entitled to damages. Subject to certain limitations, the Board of Directors may delegate its powers to individuals (designated as "Managing Directors") or committees.

      Each   director   listed  below  was   re-appointed   at  the  Annual
Shareholders' Meeting convened on April 17, 2002.

      The following table sets forth the name and position of each person who is a director. Each director's term will expire at the annual shareholders' meeting at which our financial statements for the fiscal year ending November 30, 2004 are approved.

      DIRECTOR                        AGE   POSITION
      --------                        ---   --------

Jose Maria Rubiralta (Chairman)        61   President
Francisco Rubiralta (Vice-Chairman)    64   Director
Jose Luis Martin (Managing Director)   46   Director
Carlos Pascual (Managing Director)     41   Director

      The following are our executive officers, their current functional position and ages. The terms of Jose Manent, Jose Luis Martin, as Chief Financial Officer and Senior Vice President, Francisco Duran and James C. McGaha do not expire. Jose Maria Rubiralta, Carlos Pascual and Jose Luis Martin's terms as members of the Board of Directors will expire at the annual shareholders' meeting at which our financial statements for the fiscal year ending November 30, 2004 are approved.

      EXECUTIVE OFFICERS         AGE      POSITION
      ------------------         ---      --------
Jose Maria Rubiralta             61       President,
                                          Chairman of the
                                          Board
Jose Manent                      52       Chief Executive Officer
Jose Luis Martin                 46       Managing Director, Chief Financial
                                          Officer and Senior Vice President of
                                          the Company
Carlos Pascual                   41       Managing Director, Senior Vice
                                          President and General Manager - Europe
James C. McGaha                  56       Vice President - Quality Assurance
                                          and Regulatory Affairs

      The following sets forth the biographies of the directors and executive officers listed in the tables immediately above, which include the functional positions which such individuals hold with us. Our executive officers and our subsidiaries are appointed by the Board of Directors of the respective company and serve at the discretion thereof.

      Jose Maria Rubiralta Francisco Rubiralta's brother, has been President of IL since October 1991. Mr. Rubiralta was the Chief Executive Officer of IL from October 1991 to December 1999. Mr. Rubiralta is also the Chief Executive Officer and President of Izasa Distribuciones Tecnicas, S.A., a company he founded in 1966 which is involved in the distribution of diagnostic, hospital and research products principally in the Iberian Peninsula. Mr. Rubiralta also serves as President and Director of Werfen, the holding company for the Rubiraltas' global healthcare investments. Mr. Rubiralta is a director of Global Steel Wire, S.A., a steel manufacturer listed on the Madrid Stock Exchange.

      Jose Manent has been Chief Executive Officer of IL since December 1999. Prior to his appointment as Chief Executive Officer, Mr. Manent was the Senior Vice President of Corporate Development of IL from October 1991 with worldwide responsibility for IL's Strategic Business Units. Mr. Manent joined Werfen in 1978 and was the co-founder (with Messrs. Rubiralta and Rubiralta) of Biokit, a Werfen subsidiary.

      Francisco Rubiralta Jose Maria Rubiralta's brother, has served as a director of IL since October 1991 and is Chief Executive Officer and President of Grupo C.E.L.S.A. and a director of Werfen. Mr. Rubiralta is a director of each of Global Steel Wire, S.A. and Trenzas y Cables de Acero, S.A., steel manufacturers listed on the Madrid Stock Exchange.

      Jose Luis Martin has been Chief Financial Officer and Senior Vice President of IL since October 1991. He is also a Managing Director of IL. Mr. Martin has worldwide responsibility for all financial and information systems activity for IL. Mr. Martin also serves as Chief Financial Officer of Werfen. Prior to joining Werfen in 1983, Mr. Martin spent four years working for Arthur Andersen & Co.

      Carlos Pascual has been Senior Vice President of Europe, Asia, Latin America and Africa since July 1997. Prior to assuming his current position, Mr. Pascual served as Finance Director - Europe for six years. Mr. Pascual joined Werfen in 1988 after having held various positions with Arthur Andersen.

      James C. McGaha Jr. has been Vice President of Quality Assurance and Regulatory Affairs of IL since June 1994. From March 1992 until June 1994 Mr. McGaha was Vice President of Operations for United Biomedical Inc. Prior to assuming his current position, Mr. McGaha spent 14 years in various positions with Baxter Healthcare Corporation and Ortho Diagnostics Systems Inc.

STATUTORY AUDITORS

      Pursuant to the Italian Civil Code, in addition to appointing the Board of Directors, shareholders also appoint our Board of Statutory Auditors, which is composed of three independent experts in accounting matters. Our shareholders also elect two alternate auditors who will automatically be substituted for an auditor who resigns or is otherwise unable to serve as an auditor. The role of the Board of Statutory Auditors involves controlling our administration and, in particular, its compliance with applicable law and our By-laws, ensuring that our accounting records are regularly maintained, and considering the consistency of the balance sheet and the profit and loss account with our accounting records. The Statutory Auditors are jointly and severally liable with our directors for any acts or omissions of the directors if the damage resulting from such act or omission could have been avoided by the Statutory Auditors' supervision. The Board of Statutory Auditors also ascertains our cash balance at least quarterly. The Board of Statutory Auditors can inspect and control us at any time.

      The Board of Statutory Auditors reports to the shareholders. The members of the Board of Statutory Auditors have an obligation to be present at the meetings of the Board of Directors and at the shareholders' meetings. In addition, the Board of Statutory Auditors is required to meet at least once each quarter. Statutory Auditors remain in office for a three-year term and may be re-elected for consecutive terms. They may be removed only for cause and with court approval.

      The following table sets forth the names of the members of our Board of Statutory Auditors and their current positions. The current Board of Statutory Auditors will serve until the approval of our November 30, 2002 accounts. The shareholders' meeting which will approve the 2002 accounts and is expected to reappoint the statutory auditors will be held on May 30, 2003.

                  NAME                           POSITION
                  ----                           --------
                  Paolo Giacinto Bonazzi         Chairman
                  Giorgio Fumagalli              Principal
                  Marco Giuliani                 Principal
                  Flavio Venturi                 Alternate
                  Guglielmo Fanti                Alternate


B.    COMPENSATION

      For the year ended November 30, 2002, the aggregate compensation paid by us to all members of the Board of Directors, members of the Board of Statutory Auditors and our executive officers listed above for services in all capacities was approximately (euro)2.2 million, excluding the accrual for termination indemnity required by Italian law. We currently have no pension plan for directors and executives. Mr. McGaha as employee of Instrumentation Laboratory Company (USA) is eligible to participate in the U.S. employee pension and savings plan, as every other employee of such company. Please see Note 14 of the consolidated financial statements for further explanation of this pension plan.

C.    BOARD PRACTICES

      See "Item 6A--Directors and Senior Management"

D.    EMPLOYEES

      As of November 30, 2002, we had approximately 1,255 full-time and part-time employees, 646 of whom were located in the United States, 300 in Italy, 224 in the remainder of Europe and 85 in other locations around the world. Except as described below, we have no collective bargaining agreements with any unions and believe that our overall relations with employees are satisfactory.

      Employees in Italy are generally covered by collective employment agreements that are negotiated between the national association of the companies within a particular industry and the respective national unions. The most recent agreement for "metal and mechanical workers," which covers all our employees in Italy other than executives, was signed on May 7, 2003 and will enter into force on June 1, 2003. Such agreement governs the economic treatment of employees, including items such as working hours, maternity benefits, holiday time and minimum wages paid to employees. In addition to the national collective bargaining agreement for "metal and mechanical workers," individual employers in Italy including us, enter into separate, local contracts with the labor unions representing their employees. Our local contract provides for additional incentive pay, sets daily working times and addresses other specific issues affecting working conditions.

      Italian law provides that, upon termination of employment, employees are entitled to receive a defined compensation payment based on length of employment. As of November 30, 2002, we had (euro)5.8 million reserved for such termination payments, as required by Italian law.

E.    SHARE OWNERSHIP

      On November 25, 1997, our shareholders approved a resolution to adopt a stock option plan for the benefit of our senior management and key employees. We may grant these individuals stock options exercisable for a period of five (5) years for up to 750,000 Ordinary Shares. At the same meeting, our shareholders authorized the issuance of 750,000 Ordinary Shares, par value (euro) 1.29 each, to service the plan. In this respect the Board of Directors on July 23, 1998 authorized the issuance of options for up to 170,000 Ordinary Shares to be exercised from 2002 to 2008.

      The total number of Ordinary Shares subject to options as of April 30, 2003 was 750,000. The total number of Ordinary Shares subject to options held by our directors and executive officers as a group was 16,000 on April 30, 2003.

ITEM 7.     MAJORITY SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    MAJORITY SHAREHOLDERS

      The following table sets forth certain information regarding the beneficial ownership of our Ordinary Shares as of May 23, 2003 by (i) each person who is known by us to be the beneficial owner of more than five percent of our Ordinary Shares and (ii) all our directors and executive officers as a group. As discussed above in "Item 4 - Information on the Company - Background," if the exchange agreement between Izasa, us and Bio-Rad closes, Werfen would be deemed to beneficially own all of Bio-Rad's ordinary shares listed below. Under these circumstances, Werfen and the Rubiralta family would beneficially own 89,639,008 ordinary shares (representing 98.8% of the oustanding) and Bio-Rad would own zero ADSs. Except as otherwise indicated, the persons or entities listed below have sole voting and investment power with respect to all shares of Ordinary Shares owned by them, except to the extent such power may be shared with a spouse. All shareholders have the same voting rights. To our knowledge, apart from the share transfers set forth in footnote (1) to this table, there has been no significant change in the ownership percentage held by any major shareholder during the past three years.

                                                    NUMBER OF       PERCENTAGE
   BENEFICIAL OWNER                              ORDINARY SHARES     OF CLASS
   ----------------                              ---------------     --------

   5% SHAREHOLDERS:

   Werfen (1)                                      77,485,171          85.4%
   Bio-Rad Laboratories, Inc. (2)                  12,154,237          13.4%
   Jose Maria and Francisco Rubiralta (3)          77,485,171          85.4%
   ____________


(1) Shares beneficially owned by Werfen are held through Izasa and its subsidiaries. During a going private transaction between November 20, 2000 - February 5, 2001 Izasa purchased 3,811,547 Ordinary Shares increasing Werfen's ownership in the Company from 60% to 68.5%. On July 1, 2001 Izasa and its assignee Miscel Holding B.V. agreed to subscribe for all newly issued 46,511,627 Ordinary Shares in a rights offering open to all registered shareholders. As a result Werfen's ownership in the Company increased from 68.5% to 84.7%. Messrs. Jose Maria Rubiralta, who is one of our directors and executive officers and Francisco Rubiralta, who is another of our directors, are brothers. Messrs. Rubiralta and Rubiralta collectively own 100% of the outstanding stock of Werfen and, as a result of such ownership, would be deemed to beneficially own the Ordinary Shares beneficially owned by Izasa and its subsidiaries. Accordingly, the Rubiraltas effectively control our business.

(2) Based upon a statement on Schedule 13D/A dated April 17, 2001 filed by Bio-Rad Laboratories, Inc. ("Bio-Rad"). The Schedule 13D states that Bio-Rad is the direct beneficial owner and has voting power with respect to 12,154,237 Ordinary Shares (including American Depositary Shares). Bio-Rad's address is 1000 Alfred Nobel Drive, Hercules, California 94547.

(3)   Includes   77,485,171   Ordinary   Shares  owned  by  Izasa  and  its
      subsidiaries. Messrs. Rubiralta and Rubiralta are deemed to be the beneficial owner of all Ordinary Shares owned by Izasa and its subsidiaries.

B.    RELATED PARTY TRANSACTIONS

      We and our direct or indirect subsidiaries purchase from and sell products to Werfen and its affiliates. Izasa, a wholly owned subsidiary of Werfen, serves as distributor of our products in Spain, Portugal, Argentina and Uruguay. Total sales to Werfen's affiliates for fiscal 2000, 2001 and 2002 were (euro)10.2 million, (euro)13.8 million, and (euro)13.7 million, respectively. We serve as distributor of products of Biokit, S.A., a majority owned subsidiary of Werfen, in Italy, France, Germany, the United Kingdom and the Benelux countries. Total purchases from Werfen for fiscal 2000, 2001 and 2002 were (euro)4.8 million, (euro)5.7 million, and
(euro)8.4 million, respectively.

      Certain of our executive officers and other individuals historically have been employed by Werfen or its affiliates or another entity and, pursuant to agreements with us have provided services to us and our subsidiaries at an hourly rate as agreed between the parties. During fiscal 2001 and 2002 certain of our subsidiaries were charged (euro)0.3 million and (euro)0.6 million, respectively, in management fees for corporate services provided to those companies and for administrative and out of pocket expenses incurred in rendering those services. Prior to the IPO, all of our executive officers employed by Werfen or its affiliates or such other entity (other than Jose Maria Rubiralta) became our employees or our subsidiaries.

      We have outstanding loans with Werfen and Izasa as discussed in "Item 5 - Operating and Financial Review and Prospects." Interest charged on these loans in fiscal year 2001 and 2002 amounted to (euro)9.1 million and
(euro)6.0 million, respectively, and the interest rates on the loans float based on the six-month Euribor plus 320 basis points per annum. Werfen also is the guarantor on our loan with Heller Healthcare Finance.

      On April 6, 2001, we executed a distribution agreement with Izasa Distribuciones Tecnicas S.A. whereby we appointed Izasa as our exclusive distributor of in-vitro diagnostic hemostasis and critical care instruments in Spain. The initial term of the agreement is 10 years. In consideration for the exclusive distributorship Izasa paid us (euro)9 million in cash.

      On May 4, 2001, we executed a cost sharing agreement with Izasa Distribuciones Tecnicas S.A. whereby Izasa undertook to contribute to the financing of the costs associated with the research and development work carried out by us. This research mainly comprises research related to in-vitro diagnostic hemostasis and critical care instruments that Izasa sells in Spain subject to the distribution agreement executed on April 6, 2001. Izasa will pay for its share of the costs to develop the products it sells. This agreement expires on April 6, 2011. The contributions for 2001 and 2002 amounted to (euro)2.2 million and (euro)2.2 million, respectively. In addition, in the year ended November 30, 2002 and 2001 a Werfen affiliate charged us approximately (euro)2.2 million and (euro)2.2 million, respectively, for software development services.

      On July 18, 2002, our Board of Directors authorized the issuance of a warranty with other Werfen group companies in favor of Izasa Distribuciones Tecnicas S.A., in connection with a syndicated loan of (euro)100 million granted to Izasa.

      As a result of transactions between us and affiliates of Werfen, potential conflicts of interest could arise. No assurance can be given that such conflicts will be resolved in our favor.

      We believe that the transactions with Werfen and its affiliates are conducted on an arm's-length basis and are on no more favorable terms to us than can be obtained from an unrelated third party. Please refer to footnote 19 of our financial statements attached to this annual report on Form 20-F.

C.    NOT REQUIRED.

ITEM 8.     FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION.

      Reference is made to "Item 18: Financial Statements."

      Dividends

      We have not previously paid a cash dividend on our Ordinary Shares. We intend to follow a policy of retaining our earnings for use in our business.

      Litigation

      We are involved from time to time in various claims and litigation incidental to the ordinary course of our business.

      In 1996, 590 Lincoln Street Trust filed a lawsuit alleging a release of hazardous material, on or earlier than 1988, by one of its tenants, including an affiliate of our predecessor that was an operator of the site. In connection with the 1991 acquisition of our predecessor, we assumed various obligations of this predecessor including the potential liabilities involved in this matter. As such, we were named as a defendant in this lawsuit. We have denied liability. In 2002, the case went to trial and a verdict was returned against our indemnity. A judgment has not been entered yet in the case. We and our legal counsel, however, intend to appeal any adverse judgment. We believe that, in any case, the proceeding will not have a material adverse effect on the our financial condition or results of operations.

      For a discussion of certain open tax matters, see Note 12 of the Audited Consolidated Financial Statements. We believe that the foregoing claims and litigation will not have a material adverse effect upon its financial condition or results of operations.

B.    SIGNIFICANT CHANGES

      Please see "Item 4--Information on the Company-Background-Going private transaction" and "Item 4--Information on the Company-Background-Increase in Capital Stock."

ITEM 9      THE OFFER AND LISTING DETAILS

A.    OFFER AND LISTING DETAILS

      There is currently no established trading market for our American Depositary Shares ("ADSs"), except for limited and sporadic quotations in the Pink Sheets(R). Our ADSs (each representing one Ordinary Share) are traded on the Pink Sheets(R) under the symbol "ISLBY." The Bank of New York is our depositary bank (the "Depositary") for the purpose of issuing the American Depositary Receipts ("ADRs") evidencing the ADSs. Prior to August 18, 2000, our ADSs were quoted on the OTC Bulletin Board. Prior to September 4, 1999, our ADSs traded on the Nasdaq National Stock Market. The table below sets forth, for the periods indicated, (a) the high and low closing trading prices for our ADSs quoted on Nasdaq National Stock Market prior to September 4, 1999 (the Nasdaq quotations represent prices between dealers, not including retail mark-ups, mark-downs or commissions, and do not necessarily represent actual transactions) and (b) the high and low reported sales prices for our ADSs on the over-the-counter market until August 18, 2000, and on the Pink Sheets(R) after August 18, 2000. The ADSs were de-listed from the Nasdaq National Market System because we no longer fulfilled the minimum per share price requirement of US$ 1.00 per share. The ADSs are no longer eligible for quotation on the OTC Bulletin Board because market makers have not been providing regular quotations. According to the Pink Sheets(R) internet site, the last trade date was May 14, 2003. The last sale was made at US$ 0.60 per share. The Ordinary Shares underlying the ADSs are not traded on any exchange nor are they quoted on any market; therefore, no pricing information for such shares is available.

PERIOD                                              HIGH         LOW
------                                              ----         ---
                                                      ($ PER ADS)

Last 6 months

April 2003...................................       0.16         0.16
March 2003...................................       0.32         0.16
February 2003................................       0.45         0.30
January 2003.................................       0.40         0.40
December 2002................................       0.30         0.30
November 2002................................       0.30         0.30

2003
Second Quarter (through May 30)..............       0.32         0.05
First Quarter ...............................       0.45         0.30

2002
Fourth Quarter...............................       0.42         0.30
Third Quarter................................       0.41         0.41
Second Quarter...............................       0.65         0.41
First Quarter................................       0.60         0.40

2001
Fourth Quarter...............................        .45          .35
Third Quarter................................        .65          .40
Second Quarter...............................        .75          .40
First Quarter................................        .75          .35

1999
September 4 through November 30..............      1 1/8          3/8
September 1 through September 3 (from Nasdaq)      15/16          7/8
Third Quarter................................      1 1/2        13/16
Second Quarter...............................      1 1/4          7/8
First Quarter................................     1 9/16          7/8

1998
Fourth Quarter...............................      1 3/8          7/8
Third Quarter................................    1 11/16       1 7/32
Second Quarter...............................     3 9/32        1 1/2
First Quarter................................     3 9/32       2 9/32

1997
Fourth Quarter...............................          3        29/32
Third Quarter................................      3 1/8        2 5/8
Second Quarter...............................      4 1/4        2 3/4
First Quarter................................     11 1/8        3 1/4

      As of May 22, 2003, 90,701,104 ordinary shares were outstanding. As of the same date, there were outstanding 13,215,933 ADSs (equivalent to 13,215,933 Ordinary Shares). The share equivalent of the outstanding ADSs was equal to 14.6% of the total number of outstanding ordinary shares.

B.    NOT REQUIRED.

C.    MARKETS.

      See "Item 9A--Offer and Listing Details."

D.    NOT REQUIRED.

E.    NOT REQUIRED.

F.    NOT REQUIRED.

ITEM 10.    ADDITIONAL INFORMATION

A.    NOT REQUIRED.

B. Articles of Association and By-laws were filed with the SEC on Form F-1 filed on October 22, 1996, file registration number 333-05682, and are incorporated herein by reference.

C.    MATERIAL CONTRACTS

Beckman Coulter Relationship

      On July 28, 1999, Werfen and Beckman Coulter terminated the Strategic Alliance Agreement, dated as of June 13, 1992, and entered into the Strategic Alliance and Cross Distribution Agreement (the "Strategic Alliance Agreement"). Pursuant to the Strategic Alliance Agreement, Beckman Coulter is the exclusive distributor for our hemostasis systems in the United States, Canada, Australia, New Zealand, China and certain other countries, except with respect to GEM-PCL where the right to distribute is not exclusive. This distributorship is automatically extended to new products manufactured or sold by us or our affiliates in the relevant territory.

      Pursuant to the Strategic Alliance Agreement, we serve as exclusive distributor of certain flow cytometry, hematology and particle characterization products of Beckman Coulter in Austria and Italy. The distributorship described in this paragraph is automatically extended to new products manufactured or sold by Beckman Coulter or its affiliates in the relevant territory. Other affiliates of Werfen also serve as distributors of Beckman Coulter products in certain countries.

      The  Strategic  Alliance  Agreement  expires  on July 28,  2009.  The
Strategic Alliance Agreement provides that it may be renewed by either party for two succeeding five year periods if notice of renewal is delivered while the remaining term of the agreement is more than two years. The Strategic Alliance Agreement may be terminated by either party if the other party falls into bankruptcy, receivership or any similar insolvency situation and any such proceeding remains undismissed or unstayed for 60 days. The Strategic Alliance Agreement specifies certain revenue, market share and other targets for particular regions which, if not achieved in any calendar period, constitute inadequate performance and are cause for termination of the distribution rights in the relevant region upon 6 months' notice by the other party. In addition, the Strategic Alliance
Agreement  may be  terminated  by either  party to the  Strategic  Alliance
Agreement in the event of a reorganization, merger, consolidation or a direct or indirect sale of all or substantially all of the assets of the other party (provided that certain intra-company transfers are not deemed to constitute a change of control or sale of ownership).

      If Beckman Coulter's right to distribute coagulation products in Canada, Puerto Rico and the United States is terminated, Beckman Coulter may elect to terminate the Strategic Alliance Agreement. If Werfen's right to distribute Beckman Coulter's products in Italy and/or Spain and Portugal is terminated, Werfen may elect to terminate the Strategic Alliance
Agreement. Any termination notice delivered in accordance with the two preceding sentences must be within 30 days of the termination of the relevant party's right to distribute and specify a termination date no less than 6 months from the date of the notice. As a result of the appointment of Beckman Coulter as exclusive distributor Werfen and its affiliates is prohibited from selling the coagulation products to any end-user or distributor.

      Please also see the various descriptions in "Item 4 - Information on the Company", "Item 5 - Operating and Financial Review and Prospects", and "Item 7 - Majority Shareholders and Related Party Transactions" herein.

D.    EXCHANGE CONTROLS.

      Currently, there are no exchange controls in Italy that would affect the payment of dividends or other remittances to holders of the ADSs or Ordinary Shares who reside outside of Italy. We are not aware of any plans by the Italian government to institute any exchange controls that would affect the payment of dividends or other remittances to holders of ADSs or Ordinary Shares who reside outside Italy. Neither Italian law nor our By-laws limit the rights of nonresident or foreign owners to hold or vote the Ordinary Shares or the ADSs.

E.    TAXATION

      The summary is based upon tax laws and practice of the United States and Italy as in effect on the date of this Annual Report, which are subject to change (possibly with retroactive effect). Prospective investors in Ordinary Shares or ADSs should consult their own advisors as to the United States, Italian or other tax consequences of the purchase, ownership and disposition of ADSs, including, in particular, the effect of any state or local tax laws.

      For purposes of the current income tax convention between the United States and Italy (the "Income Tax Convention"), the current estate tax convention between the United States and Italy (the "Estate Tax Convention") and the United States Internal Revenue Code of 1986, as amended, beneficial owners of ADRs evidencing ADSs will be treated as the beneficial owners of the Ordinary Shares represented by those ADSs.

UNITED STATES TAXES

      The following discussion is a general summary of certain U.S. federal income tax matters. This discussion is based upon the Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations promulgated thereunder, administrative pronouncements and judicial decisions, as in effect on the date of this Annual Report and all of which are subject to change, possibly with retroactive effect. This discussion does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a U.S owner. In addition, the tax treatment of a U.S. owner may vary depending upon the particular situation of the U.S. owner. This discussion deals only with U.S. owners who hold Ordinary Shares or ADSs as "capital assets" within the meaning of Section 1221 of the Code and whose "functional currency" within the meaning of Section 985 of the Code is the U.S. dollar. This discussion does not address the tax treatment of certain owners (including, but not limited to, insurance companies, tax-exempt organizations, financial institutions, persons subject to the alternative minimum tax, broker-dealers, dealers in securities or currencies, traders in securities that elect to mark-to-market, beneficial owners of 10% or more of the shares of the Company and certain U.S. expatriates) who may be subject to special rules not discussed below. The summary does not discuss the treatment of Ordinary Shares or ADSs that are held in connection with a permanent establishment or fixed base through which a beneficial owner carries on business or performs personal services in Italy. The summary also does not address the consequences of any United States state or local tax law to a U.S. owner.

      U.S. owners are advised to consult their own advisors as to the United States, Italian or other tax consequences of the ownership and disposition of Ordinary Shares or ADSs, including, in particular, the effect of any United States state or local tax laws.

      For purposes of the summary, beneficial owners of Ordinary Shares or ADSs that are considered residents of the United States for purposes of the current Income Tax Convention between the United States and Italy, and that are not subject to an anti-treaty shopping provision that applies in limited circumstances, are referred to as "U.S. owners." Beneficial owners who are citizens or residents of the United States, corporations organized under U.S. law, and U.S. partnerships, estates or trusts (to the extent their income is subject to U.S. tax either directly or in the hands of partners or beneficiaries) generally will be considered to be residents of the United States under the Income Tax Convention. Special rules apply to U.S. owners that are also residents of Italy. Beneficial owners that are not U.S. owners should note that portions of the following summary may not be relevant to them.

      Taxation of Dividends and Stock Distributions

      The gross amount of any dividends before reduction for Italian withholding tax paid to a U.S. owner generally will be treated as ordinary income to the extent paid out of current and or accumulated earnings and profits for United States federal income tax purposes. Dividends paid to U.S. owners that are corporations will not be eligible for the dividends received deduction. Dividend distributions in excess of our current and accumulated earnings and profits would first be treated as non-taxable return of the U.S. owner's tax basis in his or her Ordinary Shares to the extent thereof and then as gain from the sale of Ordinary Shares. Dividends paid in lire will be includible in the income of such U.S. owners in a dollar amount calculated by reference to the exchange rate in effect on the day the dividends are received by the Custodian. If the Custodian converts the lire into dollars on the day it receives them, U.S. owners generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. U.S. owners who receive a "treaty refund" (as defined below under "Italian Taxes") may be required to recognize foreign currency gain or loss to the extent the amount of the treaty refund (in dollars) received by the U.S. owner differs from the dollar equivalent of the treaty refund on the date the dividends were received by the Custodian. A U.S. owner may be eligible, subject to general limitations and conditions, to credit or (at such U.S. owner's election) deduct in computing United States federal income tax liability Italian withholding tax (described in "--Italian Taxes") from such U.S. owner's dividends, to the extent such U.S. owner is not eligible for the "treaty refund." Under rules enacted by the US Congress in 1997 and other guidance released by the U.S. Department of the Treasury, foreign tax credits will not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions in stock or in respect of arrangements in which a U.S. Holder's expected economic profit, after non-U.S. taxes, is insubstantial. The limitations on U.S. foreign tax credits and in the case of a U.S. owner that elects to deduct foreign taxes, deductions, and the timing thereof are complex and U.S. owners should consult with their own tax advisors with regard to the availability of a foreign tax credit or deduction and the application of the limitations on foreign tax credits and deductions to their particular situations. Dividends generally will constitute foreign source "passive income" or, in the case of certain U.S. owners, "financial services income" for U.S. foreign tax credit purposes.

      Distributions of additional shares to U.S. owners with respect to their Ordinary Shares or ADSs that are made as part of a pro rata distribution to all shareholders of the Company generally will not be subject to U.S. federal income tax.

      A beneficial owner of Ordinary Shares or ADSs that is, with respect to the United States, a foreign corporation or a nonresident alien individual generally will not be subject to U.S. federal income tax on dividends received on Ordinary Shares or ADSs, unless such income is effectively connected with the conduct by the beneficial owner of a trade or business in the United States.

      Taxation of Capital Gains

      Gain or loss realized by a U.S. owner on the sale or other disposition of Ordinary Shares or ADSs will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between the U.S. owner's adjusted basis in the Ordinary Shares or ADSs and the amount realized on the disposition (or its dollar equivalent, determined at the spot rate on the date of disposition, if the amount realized is denominated in a foreign currency). Deposits and withdrawals of Ordinary Shares by U.S. owners in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.

      The capital gain or loss will be long term if the U.S. owner has held the Ordinary Shares or ADSs for more than one year. For certain noncorporate U.S. owners, such long-term capital gain will be subject to tax at a reduced rate. With limited exceptions, capital losses are generally deductible only against capital gains and not against ordinary income. Capital gain recognized by a U.S. owner on the taxable sale or other taxable disposition of Ordinary Shares or ADSs will be United States source income. Therefore, such gain will not increase the U.S. owner's limitation on use of foreign tax credits. Any loss recognized upon such sale or disposition generally will be allocated to reduce U.S. source income.

      A beneficial owner of Ordinary Shares or ADSs that is, with respect to the United States, a foreign corporation or a nonresident alien individual will not be subject to U.S. federal income tax on gain realized on the sale of Ordinary Shares or ADSs, unless (1) such gain is effectively connected with the conduct by the beneficial owner of a trade or business in the United States or (2) in the case of gain realized by a beneficial owner who is an individual, such individual is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

      Dividends paid on Ordinary Shares to U.S. owners and proceeds from the sale, exchange or redemption of Ordinary Shares by U.S. owners may be subject to U.S. information reporting requirements and U.S. backup withholding tax. Backup withholding will not apply if the holder (1) is a corporation or other exempt recipient or (2) complies with the applicable backup withholding requirements. Any amount withheld under the U.S. backup withholding tax rules will be allowed as a refundable credit against the U.S. owner's U.S. federal income tax liability, provided the required information is furnished to the U.S. Internal Revenue Service.

ITALIAN TAXES

      The following discussion is a general summary of material Italian tax consequences of the ownership and sale of Ordinary Shares or ADSs by a U.S. owner that is not a resident of Italy. The summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase Ordinary Shares or ADSs. In addition, the tax treatment of a holder may vary depending upon the particular situation of the holder. The summary does not discuss the treatment of Ordinary Shares or ADSs that are held in connection with a permanent establishment or fixed base through which a beneficial owner carries on business or performs personal services in Italy.

      The summary is based upon tax laws and practice of the United States and Italy as in effect on the date of this Annual Report, which are subject to change. Prospective investors in Ordinary Shares or ADSs should consult their own advisors as to the United States, Italian or other tax consequences of the purchase ownership and disposition of the ADSs.

      Taxation of Dividends

      Effective as from July 1, 1998 non Italian resident shareholders are subject to a 27% withholding tax on dividends relating to common stock and resolved for distribution after July 1, 1998. Non resident shareholders owning ordinary shares will be entitled to a refund of 4/9 of the tax withheld, provided that the dividends have been subject to income tax in the country of residence of the beneficial owner. The foregoing provisions will not affect the applicability of the relevant Tax Treaty's provisions, if such Tax Treaty provides more favorable treatment; however, application of any such Tax Treaty shall be conditional upon the substantial and formal requirements.

      Under the Income Tax Convention, dividends derived and beneficially owned by U.S. owners other than corporations (and similar entities) are subject to Italian withholding tax at a reduced rate of 15%. U.S. corporations and similar entities are subject to a withholding tax of 5-10% depending upon the percentage of the share capital owned and the period of ownership of the shares of the Italian distributing company, as specified in the Convention. However, the amount initially made available to the Depositary for payment to U.S. owners will generally reflect a withholding at the 27% rate. U.S. owners who comply with the appropriate certification procedures generally may then claim an additional payment of 12% of the dividend (representing the difference between the 27% rate and the 15% rate, and referred to herein as a "treaty refund").

      Described below are the expected procedures for making such certification. The certification procedure will require U.S. owners to obtain from the U.S. Internal Revenue Service a form of certification required by the Italian tax authorities with respect to each dividend payment. The request for that certificate must include a statement, signed under penalties of perjury, to the effect that the U.S. owner is a U.S. resident individual or corporation and does not maintain a permanent establishment in Italy, and must set forth other required information. The time for processing requests for certification by the Internal Revenue Service normally is six to eight weeks. Accordingly, in order to be eligible for the procedure described below, U.S. owners should begin the process of obtaining certificates as soon as possible after receiving instructions from the Depositary on how to claim a treaty refund.

      According to the Income Tax Convention, a higher benefit is provided in the following cases: (i) a maximum 5% withholding tax is applicable on the gross amount of dividends if the beneficial owner is a company which has owned more than 50% of the voting stock of the company paying the dividends for a 12-month period ending on the date the dividend is declared; (ii) a 10% withholding tax is applicable if the above interest is lower than 50% but higher than 10%. Moreover, according to the "Interpretative Exchange of Notes" published in the Italian Official Gazette of February 2, 1986, U.S. companies owning at least 10% of the share capital of the distributing company will be entitled to obtain from the IRS a tax credit against the amount of corporate tax paid on the income distributed by the Italian company (to be determined in compliance with the procedures set forth by the IRS). Such tax credit will be granted if the company producing the distributed income is resident in Italy and is not considered as resident in the U.S. according to the U.S. tax laws.

      The Depositary's instructions will specify certain deadlines for delivering to the Depositary the documentation required to obtain a treaty refund, including the certification that the U.S. owners must obtain from the U.S. Internal Revenue Service. In the case of ADSs held by U.S. owners through a broker or other financial intermediary, the required documentation should be delivered to such financial intermediary for transmission to the Depositary. In all other cases, the U.S. owners should deliver the required documentation directly to the Depositary. The Company and the Depositary have agreed that if the required documentation is received by the Depositary within a specified period after the dividend payment date and, in the reasonable judgment of the Company, such documentation satisfies the requirements for a refund by the Company of Italian withholding tax under the Convention and applicable law, the Company will as soon as practicable thereafter pay the treaty refund to the Depositary for the benefit of the U.S. owners entitled thereto.

      If the Depositary does not receive a U.S. owner's required documentation within a specified period 30 days after the dividend payment date, such U.S. owner may for a short period (specified in the Depositary's instructions) continue to claim a treaty refund by delivering the required documentation (either through the U.S. owner's financial intermediary or directly, as the case may be) to the Depositary. However, after this period, the treaty refund must be claimed directly from the Italian tax authorities rather than through the Depositary. Expenses and extensive delays have been encountered by U.S. residents seeking refunds directly from the Italian tax authorities.

      Pursuant to Italian law, Italian companies are required to supply to the Italian tax authorities certain information concerning the identity of non-resident shareholders in connection with the payment of dividends. Holders of Ordinary Shares will be required to obtain their Italian tax identification number, or alternatively, in the case of individuals or entities which are not residents of Italy, their name, address and place and date of birth, or in the case of legal entities, their name, country of establishment and address (and in the case of partnerships, the information required for individuals with respect to one of their representatives). Under Italian law, the Company is entitled to suspend payment of dividends until proper communication of the tax identification number or alternative information, as the case may be, is received from the shareholder or the tax authorities.

      In the case of ADSs beneficially owned by U.S. owners, the Company understands that supplying information concerning the Depositary, in its capacity as the sole holder of record of the Ordinary Shares represented by the ADSs, will satisfy these requirements. U.S. owners will be required to provide such information, however, to the extent such U.S. owners wish to benefit from reduced withholding tax rates on dividends under the Income Tax Convention, and therefore claims for such benefits must be accompanied by the required information.

      Distributions of additional shares to beneficial owners with respect to their ADSs that are made as part of a pro rata distribution to all shareholders of the Company generally will not be subject to Italian tax.

      Currently, the Company's Shares are not held in the Centralized Stock Administration System managed by Monte Titoli S.p.A., and there is no current intent that the Shares will be so held. However, if at some point in the future the Shares become held in the centralized system, the withholding tax will not be levied by the distributing company and in its place a substitutive tax (at the 27% rate described above) shall be levied by the Italian or non resident intermediary, provided the latter adheres to the Monte Titoli centralized system and has appointed a tax representative in Italy. Under the above provisions, the intermediaries shall charge the substitutive tax applying a value as on the date at which the dividend has become collectable and the substitutive tax shall be paid to the Italian Treasury by the fiscal representative. According to the system described above, intermediaries may directly apply the reduced Treaty tax rates, provided that, in any case, they have obtained proper evidence that the beneficial owner of the shares is entitled to benefit from the Treaty provisions.

      Taxation of Capital Gains

      As a consequence of the general tax reform convening income from capital and capital gains (Legislative Decree no. 461 of November 21, 1997) substantial amendments in the taxation of capital gains, for capital gains realized after July 1, 1998 has been introduced. After the said date, accordingly capital gains realized by disposal of the shares of an Italian company (or of rights deemed equivalent to share rights) will be considered as taxable in Italy, wherever the shares are located. The Tax Treaty protection will still be effective and, therefore, no capital gains tax will be applicable to residents of U.S. and of other countries with similar Tax Treaties with Italy. If the capital gain taxation should apply, the tax rates will be equal to 12.5% or 27% depending upon the percentage of interest held and sold by the seller (for a listed company, the higher rate applies if an amount exceeding 2% of the voting rights, or 5% of the capital stock is sold in a 12 month period).

      Other Italian Taxes

      Estate and Gift Tax. As of October 25, 2001, persons are no longer liable to pay estate and gift taxes in Italy.

      Transfer Tax. Legislative Decree no. 435 of November 21, 1997, has introduced substantial amendments to the discipline of the stock transfer tax. According to the new rules, the previous exemption for transactions with non resident parties is no more effective. Nevertheless, transactions effected (either as seller or purchaser) will still be granted tax exemption if (i) effected between a non-resident subject and a qualified intermediary (as defined by the Decree) or undertakings for collective investment in transferable securities; (ii) the transaction is effected outside of Italy between non-residents. Transactions meeting the foregoing criteria will be taxed as follows: (a) if the contract is made between private individuals or non-qualified intermediaries, the tax rate is equal to 0.14%; (b) if the transaction is effected by a non-qualified subject in counterpart or with the intervention of a qualified intermediary the tax rate is equal to 0.05%; or (c) if the transaction is effected between qualified intermediaries the tax rate is 0.012%.

F.    NOT REQUIRED.

G.    NOT REQUIRED.

H.    DOCUMENTS ON DISPLAY.

      We are subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended, and, in accordance with these requirements, will file reports and other information with the SEC. The reports and other information, as well as registration statements and exhibits and schedules thereto, may be inspected without charge at, and copies may be obtained at prescribed rates from, the public reference facilities of the US Securities and Exchange Commission's principal office at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, USA, and at the SEC's regional offices at:

      500 West Madison Street, Suite 1400, Chicago, Illinois 60661, USA; or 233 Broadway, New York, NY 10279.

      The public may obtain information on the operation of the SEC's public reference facilities by calling the SEC in the USA at 1-800-SEC-0330. The information may be accessed via the Commission's website on the Internet at http://www.sec.gov.

I.    NOT APPLICABLE.

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

      We are exposed to market risks with respect to the value of foreign currencies in relation to the euro and changes in interest rates. We currently mitigate these exposures with the use of derivative financial instruments. Management has in place risk management procedures that periodically assess the level of market risk related assets and liabilities and considers the appropriate courses of action. Historically, we have used interest rate swaps and foreign currency options and forward contracts to manage our market risk exposures.

      In managing these risks, the Company entered in the following contracts (in thousands of Euro):

                             November 30, 2002
                              notional amount
                             -----------------

      Interest Rate Swaps             15,000
      Currency Options                69,309

      The notional value of a derivative for the interest rate swap is the contractual amount on the basis of which the differentials are exchanged. The currency options notional value represents the contractual amount to be exchanged at the exercise date. The amounts expressed in foreign currency are converted into euro applying the exchange rate at year-end.

      The notional amounts above indicated do not represent amounts exchanged by the parties, that are limited to interest rate and exchange rate differentials, and thus are not a measure of credit exposure of the Company. Credit exposure is represented by the fair value of contracts that are positive at year-end, reduced by the effect of netting agreements. The Company does not expect to incur credit-related losses, also given the high credit standing of the counterparts involved.

Interest Rate Swaps

      The Company entered into an interest rate swap in order to exchange with a counterpart, at specified intervals for a 5-year period, the difference between interest amounts calculated by reference to the notional principal amount and agreed floating or fixed interest rate. Under such contract, the Company will receive a floating interest rate and pay a fixed interest rate. For the year starting from May 31 2002, the fixed interest rate to be paid is 3.4%. The Company has entered in such agreement to reduce the risk of an increase in interest rates.

      At November 30,  2002,  we had  variable  rate debt of  approximately
(euro)167.0 million. Based upon our overall interest rate exposure on variable rate debt, and taking into account the interest rate swaps discussed above, a hypothetical two percentage point increase or decrease in the related indexes (euribor/eurodollar/LIBOR rate) would increase or decrease interest expense and cash needs by (euro)3.0 million per year.

Currency Options

      The Company uses currency options to partially hedge purchase costs of products that are denominated in U.S. Dollars. Currency options, purchased or sold in the over-the-counter market for a premium, provide the Company the right to buy or sell an agreed amount of U.S. Dollars at a specified exchange rate at the end of a specified period, currently not exceeding 12 months. Since such options are not designated against specific transactions, they have been accounted for at estimated fair market value. Fair market value reflects the estimated amount that the Company would pay or receive to terminate the contracts at the reporting date, therefore taking into account the current unrealised gains or losses of open contracts. In order to estimate the fair value of derivatives, the Company has used the dealers' quote.

      Our results of operations and financial position are affected by changes in the value of the euro against other currencies. The results of operations are adversely affected to the extent that the strengthening of the euro against other currencies affects the amount of sales reported in euro with respect to the sales made in such foreign currencies and may affect the demand for products in the countries in which such other currencies are utilized. Any decrease in the value of the euro as compared to other foreign currencies may expose us to adverse effects to the extent our payables and debt are payable in such foreign currency. With the completion of the relocation of all manufacturing to the U.S., the strengthening of the U.S. dollar against the euro has and could continue to negatively impact our operating and net income. On the contrary a weakening of the U.S. dollar against the euro could positively impact our operating and net income. Taking into account the currency options discussed above, the effect of a hypothetical further 10% increase in the U.S. dollar against the euro would have decreased our fiscal year 2002 operating income by approximately 59% from (euro)2.7 million to (euro)1.1 million, while a hypothetical 10% decrease in the U.S. Dollar against the euro would have increased our fiscal year 2002 operating income by approximately 319% from
(euro)2.7 million to (euro)11.3 million.

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

NOT REQUIRED.

                                  PART II


ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

NOT APPLICABLE.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY
            HOLDERS AND USE OF PROCEEDS

A.    NOT APPLICABLE.

B.    NOT APPLICABLE.

C.    NOT APPLICABLE.

D.    NOT APPLICABLE.

E.    NOT APPLICABLE.


ITEM 15.    CONTROLS AND PROCEDURES

Pursuant to rules adopted by the Securities and Exchange Commission as directed by Section 302 of the Sarbanes-Oxley Act of 2002, the Company is providing the following information:

      As of a date within 90 days of the date of the filing of this Form 20-F Annual Report (the "Evaluation Date") the Company conducted an evaluation (under the supervision and with the participation of the Company's chief executive officer and chief financial officer), pursuant to Rule 13a-15 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act") of the effectiveness of design and operation of the Company's disclosure controls and procedures. Based on this evaluation, the Company's chief executive officer and chief financial officer have concluded that as of the Evaluation Date such disclosure controls and procedures were reasonably designed to ensure that information required to be disclosed by the Company in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.

      Since the last evaluation by the Company of the Company's internal controls there have not been any significant changes in the internal controls, or in factors that could significantly affect the internal
controls,   nor  were  there  any  significant   deficiencies  or  material
weaknesses in the internal controls requiring corrective actions.

                                  PART III

ITEM 18.    FINANCIAL STATEMENTS

      The financial statements and notes to the financial statements of Instrumentation Laboratory S.p.A. are available on pages F-1 through F-50. Reports of Independent Auditors are included within this Item 18.

ITEM 19.    EXHIBITS

  Exhibit   Description

     1 Articles of Association and By-laws were filed with the SEC on Form F-1 filed on October 22, 1996, file registration number 333-05682, and are incorporated herein by reference.

   4.1 Strategic Alliance and Cross Distribution Agreement, dated July 28, 1999, by and between C.H. Werfen S.A. and Beckman Coulter Inc., filed with the SEC on May 31, 2000, under Form 20-F, is incorporated herein by reference. (Confidential materials omitted and filed separately with the Securities and Exchange Commission pursuant to a claim of confidential treatment.)

   4.2 Credit Agreement dated as of February 26, 1999, between the Company and Izasa, filed with the SEC on May 31, 2000, under Form 20-F, is incorporated herein by reference.

   4.3 Amendment to Credit Agreement, dated as of March 27, 2001, by and between the Company and Izasa, filed with the SEC on December 28, 2001, under Form 14D-9, is incorporated herein by reference.

   4.4 Loan Agreement dated as of February 26, 1999 between the Company and Werfen filed with the SEC on May 31, 2000, is incorporated herein by reference.

   4.5 Amendment to Loan Agreement dated as of March 27, 2001, by and between the Company and Werfen, filed with the SEC on December 28, 2001, under Form 14D-9, is incorporated herein by reference.

   4.6 Distribution Agreement dated as of April 6, 2001, by and between the Company and Izasa, filed with the SEC on May 31, 2001, under Form 20-F, is incorporated herein by reference. (Confidential materials omitted and filed separately with the Securities and Exchange Commission pursuant to a claim of confidential treatment.)

   4.7 Cost Sharing Agreement dated as of May 4, 2001, by and between the Company and Izasa, filed with the SEC on May 31, 2001, under Form 20-F, is incorporated herein by reference. (Confidential materials omitted and filed separately with the Securities and Exchange Commission pursuant to a claim of confidential treatment.)

   4.8 Amendment to Credit Agreement, dated as of November 9, 2001, by and between the Company and Izasa, filed with the SEC on December 28, 2001, under Form 14D-9 is incorporated herein by reference.

   4.9 Amendment to Loan Agreement, dated as of November 9, 2001, by and between the Company and Werfen, filed with the SEC on December 28, 2001, under Form 14D-9 is incorporated herein by reference.

  4.10 Deposit Agreement, among the Registrant, The Bank of New York, as Depositary, and all owners and beneficial owners from time to time of American Depositary Receipts (including as an exhibit the form of American Depositary Receipt), filed with the SEC as exhibit 4.3 on Form F-1 filed on October 22, 1996, file registration number 333-05682, and is incorporated herein by reference.

     8      List of Subsidiaries.

  10.1 Exchange Agreement dated as of December 19, 2001, by and between Izasa, the Company and Bio-Rad Industries, Inc., filed with the SEC on December 28, 2001, under Form 14D-9 is incorporated herein by reference.

  10.2 English Summary of a Syndicated Loan Agreement dated as of July 31, 2002 among Izasa Distribuciones Tecnicas S.A. and a group of financial entities.

  10.3      Section 906 Certifications.

                                 SIGNATURES

      The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.




                                       INSTRUMENTATION LABORATORY S.p.A.



                                       By: /s/ Jose Luis Martin
                                           -------------------------------
                                           Name:   Jose Luis Martin
                                           Title:  Chief Financial Officer

Date:  May 29, 2003

                               CERTIFICATIONS

I, Jose Manent, certify that:

1. I have reviewed this Annual Report on Form 20-F of Instrumentation Laboratory S.p.A.;

2. Based on my knowledge, this Annual Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Annual Report;

3. Based on my knowledge, the financial statements, and other financial information included in this Annual Report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this Annual Report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

      a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this Annual Report is being prepared;

      b.  evaluated  the  effectiveness  of  the  registrant's   disclosure
          controls and procedures as of a date within 90 days prior to the filing date of this Annual Report (the "Evaluation Date"); and

      c. presented in this Annual Report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

      a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

      b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this Annual Report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Dated: May 29, 2003


/s/ Jose Manent
---------------
Jose Manent
Chief Executive Officer


I, Jose Luis Martin, certify that:

1. I have reviewed this Annual Report on Form 20-F of Instrumentation Laboratory S.p.A.;

2. Based on my knowledge, this Annual Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Annual Report;

3. Based on my knowledge, the financial statements, and other financial information included in this Annual Report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this Annual Report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

      d. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this Annual Report is being prepared;

      e.  evaluated  the  effectiveness  of  the  registrant's   disclosure
          controls and procedures as of a date within 90 days prior to the filing date of this Annual Report (the "Evaluation Date"); and

      f. presented in this Annual Report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

      c. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

      d. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this Annual Report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Dated:  May 29, 2003


/s/ Jose Luis Martin
--------------------
Jose Luis Martin
Chief Financial Officer

                       INDEX TO FINANCIAL STATEMENTS

AUDITED CONSOLIDATED FINANCIAL STATEMENTS                                  Page
-----------------------------------------                                  ----

   Report of Independent Auditors for the year ended November 30, 2002....  F-2

   Report of Predecessor Auditors for the years ended November 30, 2000 and 2001............................................................  F-4

   Audited Consolidated Balance Sheets as of November 30, 2001 and
      2002................................................................  F-6

   Audited Consolidated Statements of Operations for the years ended
            November 30, 2000, 2001 and 2002..............................  F-8

   Audited Consolidated Statements of Cash Flows for the years ended
            November 30, 2000, 2001 and 2002..............................  F-9

   Audited Consolidated Statements of Changes in Shareholders' Equity
           for the years ended November 30, 2000, 2001 and 2002........... F-11

   Notes to the Audited Consolidated Financial Statements................. F-12

[GRAPHIC OMITTED][GRAPHIC OMITTED]

                       REPORT OF INDEPENDENT AUDITORS



To the Shareholders of
Instrumentation Laboratory S.p.A.:


      We have audited the accompanying consolidated balance sheet of Instrumentation Laboratory S.p.A. (an Italian corporation) and Subsidiaries (the 'Company') as of November 30, 2002, and the related consolidated statement of operations, change in shareholders' equity and cash flows for the year then ended, expressed in Euro. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Instrumentation Laboratory S.p.A. and Subsidiaries as of November 30, 2000 and 2001 were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those financial statements in their report dated March 1, 2002.

      We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Instrumentation Laboratory S.p.A. and Subsidiaries as of November 30, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in Italy.

      As discussed in Note 7 to the financial statements, the Company has given retroactive effect to a change in accounting principle related to the costing of its inventory. During the fiscal year ended November 30, 2002, the Company changed its method of valuing inventory to the first-in, first-out method of accounting, whereas it previously used the last-in, first-out method.

[GRAPHIC OMITTED][GRAPHIC OMITTED]


                                                                            2.



      We also audited the adjustments described in Note 7 that were applied to restate the November 30, 2001 and 2000 financial statements. In our opinion such adjustments are appropriate and have been properly applied.

      The accounting practices of the Company used in preparing the accompanying financial statements vary in certain respects from accounting principles generally accepted in the United States. A description of the significant differences between the Company's accounting practices and accounting principles generally accepted in the United States and the approximate effect of those differences on consolidated net results and shareholders' equity are set forth in Notes 21 and 22 of the Notes to the Audited Consolidated Financial Statements.


/s/ BDO Sala Scelsi Farina

BDO Sala Scelsi Farina
Societa di Revisione per Azioni


Milan, Italy
March 10, 2003

  THIS IS A COPY OF THE AUDIT REPORT PREVIOUSLY ISSUED BY ARTHUR ANDERSEN S.P.A. IN CONNECTION WITH INSTRUMENTATION LABORATORY S.P.A. FILING ON FORM
  20-F FOR THE YEAR ENDED NOVEMBER 30, 2001. THIS AUDIT REPORT HAS NOT BEEN REISSUED BY ARTHUR ANDERSEN S.P.A. IN CONNECTION WITH THIS FILING ON FORM
                                   20-F.


                       REPORT OF INDEPENDENT AUDITORS


To the Shareholders of
Instrumentation Laboratory S.p.A.:

      We have audited the accompanying consolidated balance sheets of Instrumentation Laboratory S.p.A. (an Italian corporation) and subsidiaries (the 'Company') as of November 30, 2000 and 2001, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended November 30, 2001, expressed in Italian Lire (Note 2). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Instrumentation Laboratory S.p.A. and subsidiaries as of November 30, 2000 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended November 30, 2001, in conformity with generally accepted accounting principles in Italy.

      For a better understanding of the consolidated financial statements, attention is drawn on the following matters which are explained in the notes to the consolidated financial statements:

a) As described in Notes 19 and 20, 'other income and expense' include non recurring income from sale of distribution rights to the parent Company Izasa S.A. for Lire 17, 426 million. During 2001, in connection with this distribution agreement Izasa S.A. entered also into a cost sharing agreement contributing to research and development costs incurred by the U.S. subsidiary for products sold as a distributor.

b) As described in Note 8 in 2001 the Company entered into a sale and leaseback transaction, by which certain instruments in use at customers were sold to a finance institution and leased back over a period of 4 years, which is in line with their estimated useful life. This transaction represents a finance lease, but has been accounted for as an operating lease, as permitted by the Italian law. Had the Company accounted for this transaction as a finance lease, the net loss for the year 2001 and the net equity as of November 30, 2001 would have been higher and lower, respectively, by Lire 250 million, while assets (instruments at customers) would have been higher by Lire 12,157 and liabilities (financial debt) would have been higher by Lire 12,407 million at the same date, of which Lire 3,047 million short term debt.

      The accounting practices of the Company used in preparing the accompanying financial statements vary in certain respects from accounting principles generally accepted in the United States. A description of the significant differences including the matter discussed in the preceding paragraph between the Company's accounting practices and accounting principles generally accepted in the United States and the approximate effect of those differences on consolidated net results and shareholders' equity are set forth in Notes 21 and 22 of the Notes to the Audited Consolidated Financial Statements.



ARTHUR ANDERSEN SPA


March 1, 2002
Milan, Italy

             INSTRUMENTATION LABORATORY S.P.A. AND SUBSIDIARIES

                    AUDITED CONSOLIDATED BALANCE SHEETS
                      AS OF NOVEMBER 30, 2001 AND 2002
  (THOUSANDS OF EURO OR THOUSANDS OF U.S. DOLLARS, EXCEPT PER SHARE DATA)


                                                NOTE    2001    2002     2002
                                                ----    ----    ----     ----
                                                      RESTATED
                                                      --------
                                                        EURO    EURO     U.S.$
                                                                          (1)

ASSETS
CURRENT ASSETS:
  Cash and cash equivalents                             8,031   16,158   16,048
  Trade receivables, net of allowance for
    doubtful accounts and sales returns of Euro
    5,862 thousands in 2001 and Euro 5,775
    thousands in 2002                             5   102,341   91,668   91,045
    in 2002
  Other receivables                                     5,148    5,352    5,316
  Inventories, net                                7    57,683   56,482   56,098
  Prepaid expenses and other current assets             3,434    5,366    5,330
                                                      -------- -------  --------
          Total current assets                        176,637  175,026  173,836


NON-CURRENT RECEIVABLES AND OTHER ASSETS                  442      565       561


INSTRUMENTS AT CUSTOMERS, net                     8    22,195   23,060    22,903


PROPERTY, PLANT AND EQUIPMENT:
   Land and buildings                                   6,607    6,313    6,270
   Leasehold improvements                               6,755    6,633    6,588
   Plant, machinery and equipment                      35,659   35,561   35,319
   Furniture, fixtures and vehicles                    19,140   17,570   17,451
   Construction in progress                             1,518    1,811    1,799
   Accumulated depreciation                           (42,574) (43,862  (43,564)
                                                     --------  --------  ------
                                                       27,105   24,026   23,863

INTANGIBLE ASSETS AND DEFERRED
   CHARGES, net                                   9   127,466  119,159  118,349
                                                    ---------  --------  -------
          Total assets                                353,845  341,836  339,512
                                                    =========  =======  ========


The balances for the year ended November 30, 2001 have been restated from Italian Lire into Euro using the exchange rate as of January 1, 1999 (Euro
1.00 = Italian Lire 1936.27).
(1) Exchange rate: Euro 1.00 = U.S. $ 0.9932 as of November 30, 2002

The accompanying notes are an integral part of these consolidated financial statements.

             INSTRUMENTATION LABORATORY S.P.A. AND SUBSIDIARIES

                    AUDITED CONSOLIDATED BALANCE SHEETS
                      AS OF NOVEMBER 30, 2001 AND 2002
  (THOUSANDS OF EURO OR THOUSANDS OF U.S. DOLLARS, EXCEPT PER SHARE DATA)


                                                NOTE    2001    2002     2002
                                                ----    ----    ----     ----
                                                      RESTATED
                                                      --------
                                                        EURO    EURO     U.S.$
                                                                          (1)
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Bank overdrafts and short-term debt           10     64,869   66,765   66,311
  Current portion of long-term debt             11          -   12,399   12,315
  Trade and other payables                             40,583   46,158   45,844
  Income taxes payable                          12      4,236    4,054    4,026
  Accrued expenses and other liabilities        13     35,556   37,382   37,128
                                                      -------   -------  -------
         Total current liabilities                    145,244  166,758  165,624

LONG-TERM DEBT, net of current portion          11    103,335   87,814   87,217

DEFERRED INCOME TAXES                           12        572      619      615

RESERVE FOR SEVERANCE INDEMNITIES AND
PENSION LIABILITIES                             14      5,599    5,927     5,887

MINORITY INTEREST                                         253      402       399
                                                      -------   -------  -------
         Total liabilities                            255,003  261,520   259,742
                                                      -------  -------   -------

COMMITMENTS AND CONTINGENCIES                   15
SHAREHOLDERS' EQUITY:                           16
   Share capital (90,701,104 shares
  authorized, issued and
   outstanding at November 30, 2001 and
  2002, par value
   Euro 1,29 each)                                    117,004  117,004  116,208
  Additional paid-in capital                           79,958   11,496   11,418
  Cumulative translation adjustment                     8,235    3,620    3,595
  Accumulated deficit                                (106,355) (51,804) (51,451)
                                                     --------  -------  -------
         Total shareholders' equity                    98,842   80,316   79,770
                                                     --------  -------  -------
         Total liabilities and shareholders'
            equity                                    353,845  341,836  339,512
                                                      =======  =======  =======


The balances for the year ended November 30, 2001 have been restated from Italian Lire into Euro using the exchange rate as of January 1,1999 (Euro
1.00 = Italian Lire 1936.27).

(1) Exchange rate: Euro 1.00 = U.S. $ 0.9932 as of November 30, 2002

The accompanying notes are an integral part of these consolidated financial statements.


             INSTRUMENTATION LABORATORY S.P.A. AND SUBSIDIARIES

               AUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
            FOR THE YEARS ENDED NOVEMBER 30, 2000, 2001 AND 2002
  (THOUSANDS OF EURO OR THOUSANDS OF U.S. DOLLARS, EXCEPT PER SHARE DATA)

                                        NOTE       2000      2001       2002      2002
                                                   ----      ----       ----      ----
                                                 RESTATED   RESTATED
                                                 --------   --------
                                                   EURO      EURO       EURO       US$
                                                                                   (1)


Net sales and revenues                  17      275,312    274,814    272,591     270,737

Cost of sales and services                      143,164    144,207    141,549     140,586
                                                -------    -------    -------     -------
     Gross profit                               132,148    130,607    131,042     130,151

Research and development costs          25       20,124     19,588     20,072      19,936

Selling, general and
administrative expenses                          92,007     92,699     99,792      99,113
                                                -------    -------    -------     -------
     Operating income before
     amortization of intangible
     assets and deferred charges                 20,017     18,320     11,178      11,102

Amortization of intangible
assets and deferred charges              9       11,337      9,058      8,464       8,406
                                                -------    -------    -------     -------
     Operating income (loss)                      8,680      9,262      2,714       2,696

Interest income                         18        1,324      1,277        980         973

Interest expense                        18       15,925     15,382     12,210      12,127

Other expense, net                      19       10,016     (2,018)     2,696       2,678
                                                -------    -------    -------     -------
     Loss before income taxes
     and minority Interest                      (15,937)    (2,825)   (11,212)    (11,136)

Income taxes                            12        1,536      2,916      2,549       2,532

Minority interest                                  --           68         80          79
                                                --------   --------   --------    --------
     Net loss                                   (17,473)    (5,809)   (13,841)    (13,747)

                                                ========   ========   ========     =======
Loss per share                           3      (0.3954)   (0.0797)   (0.1516)    (0.1516)
                                                ========   ========   ========     =======

The figures for the years ended November 30, 2000 and 2001 have been restated from Italian Lire into Euro using the exchange rate as of January
1, 1999 (Euro 1.00 = Italian Lire 1936.27).


(1) Exchange rate: Euro 1.00 = U.S. $ 0.9932 as of November 30, 2002

The accompanying notes are an integral part of these consolidated financial statements.

             INSTRUMENTATION LABORATORY S.P.A. AND SUBSIDIARIES

               AUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
            FOR THE YEARS ENDED NOVEMBER 30, 2000, 2001 AND 2002
  (THOUSANDS OF EURO OR THOUSANDS OF U.S. DOLLARS, EXCEPT PER SHARE DATA)


                                                2000     2001      2002    2002
                                                ----     ----      ----    ----
                                             RESTATED   RESTATED
                                             --------   --------
                                                EURO     EURO      EURO   U.S.$
                                                                          ( 1)
CASH FLOWS FROM OPERATING
   ACTIVITIES:
   Net loss                                  (17,473)  (5,809) (13,841) (13,747)
   Adjustments to reconcile net income to
   net cash provided by (used in)
   operating activities
      Depreciation and amortization           25,293   23,594   22,673   22,519
      Provision for severance indemnities        997      921      987      980
      Unrealized loss on investment              506                 -        -
      Net loss (gain) on sale of fixed
      assets                                  (6,290)    (683)    (117)    (116)
      Increase (decrease) of deferred
      income taxes and other long-term
      liabilities                             (4,862)  (1,833)    (533)    (529)
      Increase (decrease) in cash
      resulting from changes in operating
      assets and liabilities
         Accounts receivable                   8,722    1,473   10,640   10,568
         Inventories                          (8,711)  15,617    1,224    1,216
         Prepaid expenses                      1,957     (767)  (2,144)  (2,129)
         Accounts payable                     (4,799)   1,590    5,474    5,437
         Accrued expenses and income taxes   (17,751)  11,492)   1,234    1,226
                                             -----------------------------------
   Net cash provided by (used in)
         operating activities                (22,411)  22,611    25,597  25,423
                                            ------------------------------------

CASH FLOWS FROM INVESTING
   ACTIVITIES:
     Investment in instruments at customers  (12,172) (19,883) (21,568) (21,421)
     Purchase of fixed assets                 (6,767)  (8,529)  (6,090)  (6,049)
     Increase in intangible assets and
      deferred charges                          (135)    (351)    (304)    (302)
     Effect of acquisition of subsidiary          -      (740)       -        -
     Decrease (Increase) in investments
      and other long term assets                 278       30     (123)    (122)
     Proceeds from sale of fixed assets       30,544    9,417   11,904   11,823
                                            -----------------------------------
         Net cash provided by (used in)
         investing activities                 11,748  (20,056) (16,181) (16,071)
                                            -----------------------------------



The balances for the years ended November 30, 2000 and 2001 have been restated from Italian Lire into Euro using the exchange rate as of January 1, 1999 (Euro 1.00 = Italian Lire 1936.27).

 (1) Exchange rate: Euro 1.00 = U.S. $ 0.9932 as of November 30, 2002

The accompanying notes are an integral part of these consolidated financial statements.

              INSTRUMENTATION LABORATORY S.P.A. AND SUBSIDIARIES

                AUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
             FOR THE YEARS ENDED NOVEMBER 30, 2000, 2001 AND 2002
   (THOUSANDS OF EURO OR THOUSANDS OF U.S. DOLLARS, EXCEPT PER SHARE DATA)



                                               2000     2001      2002    2002
                                               ----     ----      ----    ----
                                            RESTATED   RESTATED
                                            ---------  --------
                                              EURO      EURO      EURO    U.S.$
                                                                           (1)

CASH FLOWS FROM FINANCING
   ACTIVITIES:
     Proceeds from issuance of long-term
     debt                                     5,230   13,815       875      869
     Repayment of long-term debt             (3,921)    (554)   (4,000)  (3,973)
     Increase (decrease) in bank
     overdrafts and short-term
     debt                                     3,675  (14,130)    1,896    1,883
                                              -----  --------    -----    -----
        Net cash provided by (used in)
        financing activities                  4,984     (869)    (1,229  (1,221)
                                              -----   -------    ------   ------
EFFECT OF EXCHANGE RATES ON CASH                626       73       (60)     (60)
                                              ------  --------   ------   ------
NET INCREASE (DECREASE) IN CASH AND CASH
   EQUIVALENTS                               (5,053)   1,759     8,127    8,072

CASH AND CASH EQUIVALENTS at beginning of
the year                                     11,325    6,272     8,031    7,976
                                             ------    -----     -----     -----
CASH AND CASH EQUIVALENTS at end of the
year                                          6,272    8,031    16,158   16,048
                                            =======  =======   =======  =======

SUPPLEMENTAL INFORMATION:

     Cash paid during the year for:
        Interest                             14,613   13,547    13,909   13,814
        Income tax                            1,845    1,785     2,883    2,863

The balances for the years ended November 30, 2000 and 2001 have been restated from Italian Lire into Euro using the exchange rate as of January 1, 1999 (Euro 1.00 = Italian Lire 1936.27).

(1) Exchange rate: Euro 1.00 = U.S. $ 0.9932 as of November 30, 2002

The accompanying notes are an integral part of these consolidated financial statements.

             INSTRUMENTATION LABORATORY S.P.A. AND SUBSIDIARIES

 AUDITED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY FOR THE
                YEARS ENDED NOVEMBER 30, 2000, 2001 AND 2002
  (THOUSANDS OF EURO OR THOUSANDS OF U.S. DOLLARS, EXCEPT PER SHARE DATA)

                                     ADDITIONAL  CUMULATIVE
                            SHARE     PAID-IN    TRANSLATION  ACCUMULATED  TOTAL
                           CAPITAL    CAPITAL     ADJUSTMENT   DEFICIT    EQUITY
                           -------    -------     ----------   -------    ------


BALANCE AT NOVEMBER 30,
1999, as previously
reported                   57,055     79,958       20,161     (82,043)   75,131
                           -------    -------     -------    ---------  --------
   Change in accounting
   principles in respect
   of Inventory costing
   (Note 7)                     -          -            -      (1,275)   (1,275)
                           -------   -------      -------   ---------  --------
BALANCE AT NOVEMBER 30,
1999, as restated          57,055     79,958       20,161     (83,318)   73,856
                           -------   -------      -------   ---------  --------

   Effect of change in
   accounting for
   translation of goodwill
   (Note 3)                     -          -      (16,035)          -   (16,035)

   Gain from translation
   of foreign currency
   financial statements         -          -        6,600           -     6,600

   Translation effect for
   1999 change in
   Inventory accounting
   principle (Note 7)           -          -            -        (208)     (208)

   Net loss for the year        -          -            -     (17,473)  (17,473)
                           -------   -------      -------   ---------  --------
BALANCE AT NOVEMBER 30,
2000, as
restated                   57,055     79,958       10,726    (100,999)   46,740
                           -------   -------      -------   ---------  --------

   Conversion of share
   capital to Euro            (50)         -            -          50         -

   Issuance of ordinary
   shares from capital
   increase                59,999          -            -           -    59,999

   Excess of equity over
   cost of newly
   consolidated entity          -          -            -         403       403

   Loss from translation
   of foreign currency
   financial statements         -          -       (2,491)          -    (2,491)

   Net loss for the year
   as restated                  -          -            -      (5,809)   (5,809)
                           -------   -------      -------     --------   -------
BALANCE AT NOVEMBER 30,
2001 as restated          117,004     79,958        8,235    (106,355)    98,842
                           -------   -------      -------    ---------   -------
    Loss coverage               -    (68,462)           -      68,462         -

   Change in minority
   interest                     -          -            -         (70)      (70)

   Loss from translation of
   foreign currency
   financial statements         -          -       (4,615)          -    (4,615)

   Net loss for the year        -          -            -     (13,841)  (13,841)
                          --------   -------      -------   ---------   --------

BALANCE AT NOVEMBER 30,   117,004     11,496        3,620     (51,804)    80,316
2002                      --------   -------      -------    ---------   -------

BALANCE AT NOVEMBER 30,
2002 IN U.S. $(1)         116,208     11,418        3,595     (51,451)    79,770
                          ========   ========     ========    ========   =======

The balances for the years ended November 30, 1999, 2000 and 2001 have been restated from Italian Lire into Euro using the exchange rate as of January 1, 1999 (Euro 1.00 = Italian Lire 1936.27).

(1)  Exchange  rate:  Euro 1.00 = U.S. $ 0.9932 as of November 30, 2002

The accompanying notes are an integral part of these consolidated financial statements.

1.    GROUP STRUCTURE AND ACTIVITY

      The Instrumentation Laboratory Group is engaged in the design, manufacture, distribution and service of laboratory test instruments used primarily for the diagnosis of disease or health conditions. The Group also manufactures and sells reagents, controls and supplies for hospitals and independent clinical laboratories.

      In 1991 IL Holding S.p.A., an Italian inactive subsidiary of the ultimate parent company CH-Werfen, S.A. (Spain), acquired from a U.S. corporation (the 'Seller') the share capital of a number of companies collectively known worldwide as 'Instrumentation Laboratory' for U.S. $139 million as well as the patents and trademarks related to the Instrumentation Laboratory business for U.S. $35.6 million. In 1992 the wholly-owned Italian subsidiaries Instrumentation Laboratory S.r.l. and Instrumentation Laboratory Sud S.p.A. were merged into the parent company, IL Holding S.p.A., which changed its name to Instrumentation Laboratory S.p.A (the 'Company').

      In September 1996, the Company acquired Chromogenix, a leading manufacturer of reagents used primarily for hemostasis instruments, based in Sweden, and Mallinckrodt Sensor Systems Inc. ('MSS'), which provides blood gas and electrolyte analysers, together with reagents, controls, other consumables and services, which are designed to be used by the care provider for near-patient uses ('1996 Acquisitions'). The purchase price of Euro 59.1 million has been allocated to specifically identifiable tangible and intangible net assets acquired, with the resulting excess purchase price of Euro
      38.7 million assigned to goodwill.

      In January 1999, the Company acquired Hemoliance, a joint venture consisting of two companies, Medical Laboratory Automation Inc. (MLA) and Ortho-Clinical Diagnostic Inc. ('OCD'). The Company purchased 100% of MLA total common stock for U.S.$ 75 million, and the assets of OCD for U.S.$ 55 million. In connection with the 1999 Acquisition certain restructuring actions relating to the acquired business were undertaken, including closing down a facility, transitioning the business to an indirect distribution model and severing a number of employees. Accordingly, a restructuring reserve of approximately U.S.$ 19.1 million was recognized as a liability assumed as of the consummation date of acquisition and included in the allocation of the acquisition cost.

      The excess of purchase price over the fair value of the identifiable assets and liabilities acquired, as resulting after the accrual of the restructuring reserve, has been assigned to goodwill for a total amount of US $ 114.7 million and is being amortized over 20 years. As of November 30, 2002 and 2001 the parent company Instrumentation Laboratory S.p.A. owned the following subsidiaries, either directly or indirectly:

      Company                                           2001     2002
      -------                                           -------------

      Instrumentation Laboratory GmbH (Germany)         100%     100%
      Instrumentation Laboratory Ges.mbH (Austria)      100%     100%
      Instrumentation Laboratory U.K. Ltd. (U.K.)       100%     100%
      Instrumentation Laboratory S.a.r.l. (France)      100%       -
      Labgas S.a.r.l. (France)                          100%       -

      Company                                           2001     2002
      -------                                           -------------
      Instrumentation Laboratory S.A. (France)          100%     100%
      Instrumentation Laboratory Belgium N.V.           100%     100%
      Instrumentation Laboratory Group B.V.             100%     100%
      Instrumentation Laboratory (Netherlands) B.V.     100%     100%
      Instrumentation Laboratory Espana, S.L.           100%     100%
      Instrumentation Laboratory Company                100%     100%
      IL Sensor Systems, Inc. (U.S.A.)
      (formerly Mallinckrodt Sensor Systems, Inc.)      100%     100%
      IL Diagnostic, S.A. de C.V. (Mexico)              100%     100%
      Medical Laboratory Automation Inc.                100%     100%
      Lessix AB (Sweden)                                100%     100%
      Chromogenix Holding AB (Sweden)                   100%     100%
      Chromogenix AB (Sweden)                           100%     100%
      Instrumentation Laboratory (Lietuva)B.I.           76%      67%

2.    BASIS OF THE CONSOLIDATED FINANCIAL STATEMENTS

      The accompanying consolidated financial statements include the accounts of the parent company, Instrumentation Laboratory S.p.A., and of the subsidiaries owned directly or indirectly (the 'Company' or the 'Group'). The subsidiaries included in the consolidation as of November 30, 2002 and 2001 are those listed above in Note 1.

      The consolidated balance sheet and the consolidated income statement are presented in a format used in the international practice. Accordingly, the accompanying consolidated financial statements are not prepared pursuant to the format of Italian decree No.127 of 1991, which implemented in Italy the Seventh EU Directive on consolidated accounts.

      The financial statements used in the consolidation have been prepared following the general rules provided by the Italian Civil Code, interpreted by the accounting principles stated by the Italian Accounting Profession ('Consigli Nazionali dei Dottori Commercialisti e dei Ragionieri) or, in the absence thereof, with the statements of International Accounting Standards issued by I.A.S.B. (collectively, 'Italian GAAP').

3.    SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

      The most significant accounting principles used in the preparation of the consolidated financial statements are:

      Principles of Consolidation

      (a) Assets and liabilities of consolidated companies are combined on a line-by-line basis, eliminating the book value of the related investments against the shareholders' equity of the subsidiaries.

      (b) Unrealized   intercompany  profits  and  losses  are  eliminated,
          together with all intercompany accounts and transactions.

      (c) Any excess of the purchase price over the fair value of the specifically identifiable tangible and intangible net assets of acquired companies at the acquisition date, is recognized as an asset (goodwill) and amortized over its useful life not exceeding 20 years, as described in Note 1.

      Cash and cash equivalents

      The Company considers cash and cash equivalents to be its cash on hand and on deposit with banks.

      Receivables and Payables

      Receivables and payables are stated at nominal value. Receivables are reduced to expected realizable value by the allowance for doubtful accounts and sales returns.

      Inventories

      Inventories, which include material, labour and manufacturing overhead, are valued at the lower of cost, on a FIFO basis, or market value. Estimated losses from obsolete or slow-moving inventories are currently provided for.

      Instruments at Customers

      Instruments leased to customers under sales-type lease contracts are recorded at an amount equal to the net investment in the lease, with the finance income being recognized over the life of the related contracts.

      Instruments held by customers under reagent rental contracts, in which the Company retains title, are accounted for at cost less accumulated depreciation. The cost of the instruments is depreciated on a straight-line basis over the average length of the related contracts, but not exceeding 5 years.

      Under the contracts, customers are generally required to purchase specified minimum amounts of reagents.

      Property, Plant and Equipment

      Property, plant and equipment is recorded at the acquisition cost for the Group, which for certain assets is represented by the fair market value of assets at the time of their acquisition. Depreciation is provided on a straight-line basis over the estimated useful lives of fixed assets as follows:

      Buildings                            18 - 50 years
      Leasehold improvements                4 - 10 years
      Plant, machinery and equipment        3 - 15 years
      Furniture, fixtures and vehicles      3 - 20 years

      Leasehold   improvements  are  amortized  over  the  shorter  of  the
      estimated useful life of the related assets or the remaining lease term.

      The costs of repairs, maintenance and replacements, which do not significantly improve or extend the useful life of the respective assets, are charged to expense as incurred.

      Sale and Lease-back Transactions

      Instruments at customers sold to leasing companies under sale and lease back transactions are accounted for as operating leases, as allowed by the Italian law, since they are sold at cost, and the lease term approximates the expected useful life.

      Intangible Assets and Deferred Charges

      Intangible assets and deferred charges are carried at cost and amortized using the straight-line method over their estimated useful lives as follows:

      Patents, trademarks and other rights 5 - 20 years
      Deferred charges                     3 -  5 years
      Goodwill                                 20 years

      Goodwill is amortized using the straight-line method from the date of acquisition over the expected period benefited, currently estimated in 20 years. The Company assesses the future useful life of this asset whenever events or changes in circumstances indicate that the current useful life has diminished.

      Income Taxes

      The provision for current income taxes is based on a reasonable estimate of taxable income for the year for each consolidated company.

      Deferred tax assets or liabilities are recognized for temporary differences between financial reporting and tax bases of assets and liabilities at each reporting period. Deferred tax assets are recognized when their realization is reasonably certain. Tax losses carried forward are recognised only when utilized.

      Accrual for Severance Indemnities and Pension Liabilities

      This accrual has been determined in accordance with the related laws in the various countries in which the Group operates and includes contributions to pension funds computed on the basis of generally accepted actuarial rules, as well as employee severance indemnities and benefit plans. Pension plan have been accounted for in accordance with IAS no.19, in the absence of specific Italian accounting principles on this matter.

      Revenue Recognition

      Sales are recorded at the time of shipment of the goods to customers or performance of the service. Revenues from instrument rentals are recognized over the life of the rental contract. Revenues from service contracts are recognized over the life of the service contract.

      Revenue from sales-type leases is recognized at the inception of the lease equal to the present value of the lease payments to be received. The cost of the leased products is charged to cost of goods sold at the time the corresponding revenue is recognized.

      Warranty Costs

      The Company provides a reserve for warranty costs expected to be incurred on product sales covered by the Group's various warranty agreements.

      Research and Development Costs

      Research and development costs are charged to income as incurred.

      Derivatives

      The Company enters into derivative transactions to hedge specific transactions as well as to reduce its exposure to interest rate and foreign exchange risks.

      The interest rate differentials to be received or paid on interest rate swaps and other interest rate agreements designated as hedges of specific underlying debt instruments are included in interest income or expense on an accrual basis over the period hedged.

      Foreign exchange derivatives (options) are used to hedge future expenses denominated in foreign currencies, but are not designated against specific future transactions. At the reporting date, these options are valued at estimated fair market value. The resulting losses are recognised in the income statement, while the resulting gains are accounted for only when realized.

      Introduction of Euro

      Since November 30, 2002 the accompanying consolidated financial statements are presented in Euro. However the consolidated financial statements for fiscal years ended November 30, 2000 and 2001 were originally prepared in Italian Lire and have been restated into Euro at the rate of 1,936.27 Italian Lire per Euro, the official rate established by the European Monetary Union on January 1, 1999.

      The comparative financial statements reported in Euro depict the same trends as would have been presented if the Company had continued to present financial statements in the currency that was previously used.

      Foreign Currency Translation

      (a) Translation of Financial Statements denominated in foreign currencies Assets (except for goodwill) and liabilities of the Group's foreign subsidiaries are translated into Euro at the year-end exchange rates while revenues and expenses are translated at the average exchange rates for the period. Goodwill arising from the acquisitions of foreign entities is translated using the exchange rate at the date of the transaction. The resulting translation differences are included in shareholders' equity under the caption 'Translation reserve'.

      (b) Translation of transactions and Balances denominated in foreign currencies Transactions in foreign currencies are recorded at a rate approximating the exchange rate at transaction date. Foreign currency assets and liabilities are translated at the rate prevailing at year-end and the resulting exchange gains or losses are recorded in the income statement.

      Loss per share

          Loss per share was computed based upon the weighted average number of common shares outstanding during the period. The weighted average number of common shares outstanding in fiscal 2000, 2001 and 2002 is 44,189,477, 72,861,028 and 90,701,104
          respectively. Common stock equivalents, which were outstanding in 2000, 2001 and 2002, have been excluded as their effect would be antidilutive.

      Statements of Cash Flows

          The  cash  flow   statements  are  prepared  in  accordance  with
          International Accounting Standards, using the indirect method.

4.    TRANSLATION OF EURO AMOUNTS INTO U.S. DOLLAR AMOUNTS

      The consolidated financial statements are stated in Euro, the currency of the country in which the parent company is incorporated and operates.

      The translation of the Euro amounts into U.S. Dollar is included solely for the convenience of the reader, using the noon buying rate certified for customs purposes by the Federal Reserve Bank of New York as of November 30, 2002, which was Euro 1.00 to U.S. $ 0.9932. The convenience translation should not be construed as a representation that the Euro amounts have been, could have been, or could in the future be, converted into U.S. Dollars at this or any other rate of exchange.

5.    TRADE RECEIVABLES

      As of November 30, 2001 and 2002 approximately 41% and 38%, respectively, of trade receivables were from a number of local entities and agencies that provide healthcare services throughout Italy and are managed and funded directly or indirectly by the Italian government.

      Under the Italian health system, accounts receivable may remain outstanding for up to 300 days on average, which extended payment periods are accepted in the industry. Total sales to these customers represent approximately 17% and 17%, respectively, of consolidated net revenues for the years ended November 30, 2001 and 2002. The Company's management does not expect any significant losses as a result of the concentration of these receivables.

      At November 30, 2001 and 2002 trade receivables from public Italian healthcare entities are net of Euro 6.7 million and Euro 16.5 million, respectively, sold through a factoring transaction on a non-recourse basis.

      The Company adopts a procedure of charging interest on overdue receivables. However, this interest charged to customers is frequently non-collectable. Accordingly, interest receivables outstanding at November 30, 2001 and 2002 (Euro 1.6 million and Euro
      0.6 million, respectively) have been fully reserved for.

6.    STRATEGIC ALLIANCE

      During 1992 the ultimate parent company, CH-Werfen, S.A., entered into a long-term strategic alliance agreement with another medical products manufacturer (Coulter Corporation, which in 1997 merged with Beckman, another leading diagnostics manufacturer, hereafter 'Beckman Coulter') in order to optimise their respective activity in the healthcare business. Such agreement was terminated in July 1999 when the parties entered into a new long-term strategic alliance and distribution agreement (the 'Strategic Alliance Agreement'). This agreement has an initial duration of 10 years. Under the Strategic Alliance Agreement:

      (a) Beckman Coulter is the exclusive distributor of the Group's hemostasis systems in the United States, Canada, Australia, New Zealand, China and certain other countries.

      (b) The Group is the exclusive distributor of Beckman Coulter's hematology, flow cytometry and particle characterization product lines in Austria and Italy.

      (c) Other affiliates of Werfen also serve as distributors of Beckman Coulter products in certain countries.

      Under the Strategic Alliance Agreement, Group companies shall renounce to manufacture any product competitive with the products sold by Beckman Coulter. The Strategic Alliance Agreement specifies certain targets for particular regions which, if not achieved, constitute inadequate performance and might imply the termination of the distribution rights in such region. If a party exercises this termination right with respect to specified regions and/or products, then the other party may terminate the Strategic Alliance Agreement.

      In addition, the Strategic Alliance Agreement may be terminated by either party to the Strategic Alliance Agreement in the event of a reorganization, merger, consolidation or a direct or indirect sale of all or substantially all of the assets of the other party.

      Group receivables and payables from/to Beckman Coulter as of November 30, 2001 and 2002 and sales and purchases to/from Beckman Coulter for the years then ended were as follows (in thousands of Euro):

                                                       2001          2002
                                                       ----          ----

      Trade receivables                              12,452        13,417
      Trade payables                                  3,817         6,427
      Sales                                          47,627        47,943
      Purchases                                      19,296        18,557

      Sales of Beckman Coulter products deriving from the exclusive distribution agreement for the years ended November 30, 2001 and 2002 amounted to Euro 28.9 million and Euro 29.3 million, respectively.

7.    INVENTORIES

      As of November 30, 2001 and 2002 inventories were as follows (in thousands of Euro):

                                                       2001          2002
                                                       ----          ----

      Raw materials                                  21,146        17,960
      Work-in-process                                   565         1,008
      Finished goods                                 42,995        43,999
      Service parts                                   4,373         4,225
                                                    -------       -------
                                                     69,079        67,192
      Less: Reserve for obsolescence                (11,396)      (10,710)
                                                    -------       -------
                                                     57,683        56,482
                                                    =======       =======

      As of November 30, 2002 the U.S. subsidiary retroactively changed its inventory costing from LIFO to FIFO, to conform to the group accounting practice and to follow the benchmark treatment recommended by IAS 2. This change has no effect on the 2002 statement of operations but originated a reduction of the loss reported for 2001 of Euro 1,441 thousands and a decrease of the shareholders' equity as of November 30, 1999 and 2000 of Euro 1,275 thousands and Euro 1,483 thousands, respectively. The incremental difference between 1999 and 2000 is due to the difference of conversion rates of U.S. Dollar into Euro.

8.    INSTRUMENTS AT CUSTOMERS

      As of November 30, 2001 and 2002, instruments at customers consisted of the following (in thousands of Euro):

                                                       2001          2002
                                                       ----          ----

      Instruments Owned by the Group

      Instruments cost                                70,434        70,589
      Less: Accumulated depreciation                 (51,094)      (50,022)
                                                    --------      --------

                                                      19,340        20,567
                                                     -------       -------
      Net long-term investment in sales-type
      leased instruments

      Minimum lease payments receivable                6,565         5,129
      Less: Allowance for non-collectible
      amounts                                           (388)         (100)
                                                      -------       -------
      Net lease payments receivable                    6,177         5,029
      Less: Unearned interest income                  (1,622)       (1,238)
                                                      -------       -------
      Net investment in sales-type leases              4,555         3,791
      Less: Current portion                           (1,700)       (1,298)
                                                      -------       -------
                                                       2,855         2,493
                                                      -------       -------
                                                      22,195        23,060
                                                      ======        ======

      Laboratory instruments are either given in free use to customers under reagent rental contracts or leased to customers under long-term leases which qualify as sales-type leases with selling profit recognized at the inception of the lease. As a result, the Group has recorded rental receivables as of November 30, 2001 and 2002 equal to the present value of the lease payments to be received less a reserve to cover potential non-collectible amounts (net investment in sales-type leases).

      Amounts expected to be received over the next year have been reflected in other receivables in the accompanying consolidated financial statements.

      Future minimum lease payments to be received for each of the five succeeding fiscal years ending November 30 are as follows (in thousands of Euro):

                        2003              1,748
                        2004              1,332
                        2005              1,117
                        2006                752
                        2007                180
                                          -----
                                          5,129
                                          =====

      Depreciation of instruments owned by the Group for the years ended November 30, 2001 and 2002 amounted to Euro 9.0 million and Euro 8.1 million, respectively.

      In 2001 and 2002 the Company entered into sale and leaseback transactions, by which certain equipment in use at customers was sold and leased back over a period that is in line with the estimated useful life of the equipment. These transactions have been accounted for as operating leases, as allowed by the Italian law, even though they represent finance leases. Total lease cost charged to income statement for the years ended November 30, 2001 and 2002 amounted to Euro 0.6 million and Euro 3.3 million, respectively. Had the Company accounted for this transaction as a finance lease, the net loss for the fiscal year 2002 would have been lower by 326 thousands of Euro and net equity as of November 30, 2002 would have been higher by the same amount. Assets (instruments at customers) as of November 30, 2002 would have been higher by Euro 13.2 million and liabilities (financial debt) would have been higher by Euro 12.9 million, of which Euro 3.8 million short term.

 9.   INTANGIBLE ASSETS AND DEFERRED CHARGES

      Intangible assets and deferred charges at November 30, 2001 and 2002, are summarized as follows (in thousands of Euro):

                                                      2001
                                                      ----
                                                   Accumulated
                                             Cost  Amortization        Net
                                       ------------------------------------
      Patents, trademarks
         and other rights                  40,011     (30,600)      9,411

      Goodwill arising from 1996
       Acquisitions                        40,409     (10,707)     29,702

      Goodwill arising from 1999
       Acquisition                        102,512     (14,632)     87,880

      Other                                 3,898      (3,425)        473
                                          -------     --------    -------
                                          186,830     (59,364)    127,466
                                          =======     =======     =======


                                                      2002
                                                      ----
                                                   Accumulated
                                             Cost  Amortization       Net
                                      ------------------------------------

      Patents, trademarks
       and other rights                   40,011      (31,592)      8,419

      Goodwill arising from 1996
       Acquisitions                       40,409      (12,788)     27,621

      Goodwill arising from 1999
       Acquisition                       102,512      (19,881)     82,631

      Other                                4,055       (3,567)        488
                                         -------       -------    --------
                                         186,987      (67,828)    119,159
                                         =======      =======     =======

      Amortization for the years ended November 30, 2000, 2001 and 2002 is as follows:

                                             2000        2001         2002
                                             ----        ----         ----
      Patents, trademarks
       and other rights                     1,105       1,015         992
      Charges relating to capital
       increases and initial public
       offering                             1,244         196           -
      Computer software                     1,171         181           -
      Goodwill arising from 1996
       Acquisitions                         2,043       2,073       2,081
      Goodwill arising from 1999
       Acquisition                          5,258       5,119       5,249
      Other                                   516         474         142
                                          -------       -----       -----
                                           11,337       9,058       8,464
                                          =======      ======       =====

      Goodwill arising from the 1996 Acquisitions represents the excess of the aggregate purchase price over the fair values of the identifiable net assets of Chromogenix and Mallinckrodt Sensor Systems Inc. as at the date of acquisition.

      Goodwill arising from 1999 Acquisition represents the excess of the aggregate purchase price over the fair values of the identifiable net assets of Hemoliance, after the accrual of the restructuring reserve, at the date of acquisition.

10.   BANK OVERDRAFTS AND SHORT-TERM DEBT

      As of November 30, 2001 and 2002, the Group had available short-term credit lines of approximately Euro 98.2 million and Euro 97.0 million, respectively, with various banks in Europe and U.S., primarily for working capital purposes.

      Such short-term credit lines are primarily in the form of uncommitted short-term bank loan facilities that are repayable on demand and may be revoked at any time by the lender upon notice. At the same dates the utilization of such credit lines may be summarized as follows (in thousands of Euro):

                                                     2001         2002
                                                     ----         ----

      Euro denominated bank overdrafts and
       short- term loans, bearing interest
       variable from 4.78% to 10.625% at
       November 30, 2002                           37,987        37,996

      Euro denominated bank advance on
       import/export, average interest at
       5.99% at November 30, 2002                  26,297        28,769

      Japanese Yen denominated bank advance
       on import/export, average interest at
       1.83% at November 30, 2001                     572             -

      Other                                            13             -
                                                   ------        ------
                                                   64,869        66,765
                                                   ======        ======

11.   LONG-TERM DEBT

      Long-term debt at November 30, 2001 and 2002, is summarized as follows (in thousands of Euro):

                                                    2001          2002
                                                    ----          ----

      Euro denominated subordinated
       revolving loan from Izasa
       Distribuciones Tecnicas S.A                 65,401        61,401

      Euro denominated subordinated loan
       from Miscel Holding B.V                     26,291        26,294

      U.S Dollar denominated loan expiring
       in May, 2003                                11,643        12,399

      Other long term debt                              -           119
                                                 --------      --------

                                                  103,335       100,213
      Less- Current portion of long-term debt           -      (12,399)
                                                 --------      --------
                                                  103,335        87,814
                                                 ========      ========

      On February 26, 1999 the Company signed a subordinated revolving loan agreement with a Werfen affiliate (Izasa Distribuciones Tecnicas S.A.) in the amount of Spanish Pesetas 21,625 million (approximately Euro 130 million) and a subordinated long-term loan with Werfen S.A. (an affiliated company of CH-Werfen S.A.) in the amount of Spanish Pesetas 4,375 million (approximately Euro 26.3 million). Approximately Euro 114 million of the loan proceeds were used to pay for the acquisition of Hemoliance. Both loans original maturity has been extended to January 31, 2007 and bear interest at a floating rate based on the six-month Euribor plus 320 basis points per annum (ranging from 6.195% to 6.843% at November 30, 2002). On April 20, 2001 Izasa Distribuciones Tecnicas S.A. exchanged Euro 59,999,998.83 of the outstanding loan for 46,511,627 newly issued ordinary shares. In addition, on April 27, 2001 Werfen S.A. assigned its outstanding loan to Miscel Holding B.V., a subsidiary of Izasa Distribuciones Tecnicas S.A. Such loans contain certain covenants (such as the obligation to pay principal and interest at due date, timely filing of tax return) that, if violated, would accelerate the due date.

      The U.S. Dollar denominated loan is secured by inventory and receivables and bears interest at U.S. Dollar prime rate plus 2% (6.25% At November 30, 2002).

      Future maturities of long-term debt during the next five years and thereafter are as follows (in thousands of Euro):

      Years Ending November 30,        Amount
      -------------------------        ------

      2003                             12,399
      2004                                119
      2007                             87,695
                                       ------
                                      100,213
                                      =======

12.   INCOME TAXES

      Each company included in the consolidation, computes its own income tax liability according to the rules of the country concerned, applying the appropriate tax rate on results reported or expected to be reported in the tax returns, adjusted for estimated non-taxable income and non-deductible expenses.

      Management is of the opinion that the amount accrued is adequate to cover possible liabilities for income tax for all open years, as it and its tax advisors believe there are sufficient elements to support the specific accounting and tax practices adopted, for which interpretations of the current tax law were required.

      Tax years beginning subsequent to November 1996 are still subject to review by the tax authorities for the Italian company. In October 1993, Italian tax authorities examined 1991 tax return of
      Instrumentation Laboratory S.r.l. (merged into Instrumentation Laboratory S.p.A. during 1992). As a result, in the following years, the Company received assessments contesting the tax deductibility of amortization of the goodwill recorded in 1991 through 1994 following a merger which took place in 1990; the Company filed appeal against these assessment received and the first level Tax Court ruled in favour of the Company in relation to all of the four years concerned. In 1999 the second level Tax Court ruled in favour of the Company for the 1991 assessment which has been accordingly and definitively rejected. In 2001 the second level Tax Court ruled in favour of the Company for the 1992 and 1993 assessments, while discussion in front of the second level Tax Court is still pending for the year 1994.

      Prior to the 1991 Acquisition (October 23, 1991), the Seller waived its claim for the repayment of an account receivable from a European subsidiary of the Group. During fiscal year 1995 a tax field audit covering the years 1989-1993 took place at the subsidiary. The tax auditors claimed that the fiscal treatment of the waiver was not in compliance with local legislation. In February 1997, a tax assessment notice was issued treating the waiver as taxable income. In August 1997, the local Supreme Tax Court decided that the excess of the nominal value over the actual value of a receivable that has been waived is to be considered as taxable income. The Company, together with its tax advisor, believes that the actual value of the receivable under scrutiny equals its nominal value and, therefore, the non-taxability of this item can be successfully sustained. The case is now pending at the Lower Tax Court. At this stage it is not possible to make a reliable estimate of the potential tax liability that may emerge from this matter.

      No provision has been made in the accompanying financial statements, as the Group management is of the opinion that no significant liability will eventually result from the final resolution of the matters indicated in the two preceding paragraphs.

      In connection with any pre-1991 Acquisition tax contingencies, it should be noted that under the terms of the Agreement, the Seller is committed to indemnify Instrumentation Laboratory S.p.A. against future tax assessments for the portion exceeding U.S. $ 4 million which relate to periods prior to October 24, 1991.

      At November 30, 2001 and 2002, the Company has estimated that the tax basis of certain net assets exceeds the amounts recorded for financial reporting purposes. In addition, as of the same dates certain Group companies have tax loss carry forwards of approximately Euro 150 million and Euro 173 million, respectively, subject to review and approval of the applicable tax authorities, which will expire in years 2003 to 2013 if not utilized. A deferred tax asset has not been recorded to reflect the value of future tax benefits since its realization is not reasonably certain.

      Income taxes for the years 2001 and 2002 are detailed as follows:

                                                     2001          2002
                                                     ----          ----

      Current income taxes                          1,368         1,073
      Deferred income taxes                          (286)           82
                                                    ------        -----
      Total income taxes                            1,082         1,155
      IRAP                                          1,834         1,394
                                                    -----         -----
      Total tax provision for the year              2,916         2,549
                                                    =====         =====

      The tax provisions for the years 2001 and 2002 as shown in the consolidated financial statements reflect effective tax rate that differs from the statutory tax rate in Italy. Income taxes include taxes on income for certain foreign subsidiaries except for the Company and the U.S. subsidiary for which no current income taxes is payable and deferred tax benefits on tax loss carry forward and other timing differences are not recognized due to the recurrent loss position.

      The Italian statutory tax rate at November 30, 2001 and 2002 should include both corporate income tax (IRPEG) at 36% and tax on 'added value'(IRAP) at 4.25% which has a different base of taxation and may be payable even in case of pre-tax losses.

13.   ACCRUED EXPENSES AND OTHER LIABILITIES

      At November 30, 2001 and 2002 accrued expenses and other liabilities consisted of the following (in thousands of Euro):

                                                     2001          2002
                                                     ----          ----

      Payroll, including social charges             16,299        15,569
      Leaving indemnities and restructuring
       charges                                       2,061         1,326
      Service contract deferred income and
       warranty reserve                              4,215         3,814
      Accrued interest on loans from:
        - Izasa Distribuciones Tecnicas, S.A.          414         1,040
        - Miscel Holding B.V.                        1,217         3,020
      Other accrued expenses and liabilities        11,350         2,613
                                                    ------         -----
                                                    35,556        37,382
                                                    ======        ======

      Leaving indemnities and restructuring charges relate substantially to the residual amount of the estimated severance cost to be paid in connection with the restructuring plan described in Note 25. The accrued indemnities are related to the estimated costs for the reduction of headcount in connection with the closure of the Paderno plant in Italy and the Ann Arbor plant in USA, as well as to the accrued severance related to the closure of the production plants previously operated by Hemoliance.

      Other accrued expenses and liabilities basically relate to agent commissions and consultant fees

14.   RESERVE FOR SEVERANCE INDEMNITIES AND PENSION LIABILITIES

      All employees of the Group in Italy are entitled to a severance indemnity equivalent to a specified percentage of annual compensation. The benefit is payable upon termination of employment and is subject to annual revaluation at 75% of the official government rate of inflation (3.31 % at November 30, 2002). As of November 30, 2001 and 2002, the resulting reserve for severance indemnities amounted to Euro 5.4 million and Euro 5.8 million, respectively.

      U.S. and UK employees of the Group are eligible to participate to employee pension and savings plans. Provisions for these plans for these subsidiaries are calculated on the basis of the actuarial and accounting rules required by International Accounting Standards and are summarized as follows (in thousands of Euro):

                                                      2001         2002
                                                      ----         ----

      CHANGE IN PROJECTED BENEFIT OBLIGATION
      (PBO) DURING MEASUREMENT PERIOD
      PBO, November 30 of previous year             41,006       45,997
      Exchange rate effect on opening balance         (931)         324
      Service Cost                                   1,301        1,366
      Interest Cost                                  2,928        2,926
      Actuarial (Gain)/Loss                          2,975        5,132
      Benefits Paid                                 (1,282)      (1,206)
      Plan amendments                                   -           154
                                                   -------      -------
      PBO. November 30,                             45,997       54,693
                                                   =======      =======
      CHANGE IN PLAN ASSETS DURING THE
      MEASUREMENT PERIOD
      Plan Assets at Fair Value, November 30
       of previous year                             36,459       31,848
      Exchange rate effect on opening balance         (818)         175
      Expected Return on Plan Assets                 3,079       (1,467)
      Employee Contribution                          1,307        1,826
      Benefits Paid                                 (1,282)      (3,034)
      Actuarial gain (loss)                         (6,897)           -
                                                    ------      -------
      Plan Assets at Fair Value, November 30,       31,848       29,348
                                                   =======      =======

                                                     2001          2002
                                                     ----          ----

      RECONCILIATION OF PREPAID (ACCRUED)
      Underfunded Status of the Plan               (14,148)     (23,890)
      Unamortized Prior Service Cost                   164          403
      Unrecognized Net Loss                         15,573       25,219

      Prepaid (accrued) Pension Costs                1,589        1,732

      COMPONENTS OF NET PERIODIC BENEFIT COST
      FOR FISCAL YEAR
      Service Cost                                   1,242        1,373
      Interest Cost                                  2,920        3,079
      Expected Return on Plan Assets                (3,146)      (3,096)
      Net amortization and deferral                    (73)         385

      Net Periodic Pension Cost                        943        1,741

      Assumptions used for the above funded status calculation include:

                                                     2001          2002
                                                     ----          ----
      Annual rate of increase in compensation levels:
        United States plan                           7,00%        6,75%
        European plans                               4,75%        4,50%
      Discount rate applied to benefit obligation:
        United States plan                           7,00%        6,75%
        European plans                               6,25%        5,50%
      Expected long-term rate of return on plan assets:
        United States plan                           9,00%        9,00%
        European plans                               7,50%        7,50%

      The net cumulative unrecognized actuarial loss as of November 30, 2002 amounts to Euro 25.2 million of which Euro 17.6 million relating to U.S. pension plan and Euro 7.6 million relating to UK pension plan. Net amount recognized is the result of accrued pension costs of Euro 0.3 million for U.S. plan and prepaid pension costs of Euro 2.0 for UK.

      In accordance with IAS no. 19, the Company has recognized the portion of net cumulative unrecognized actuarial losses at the end of the previous reporting period exceeding the greater of a) 10% of the present value of the defined benefit obligation at that date (before deducting plan assets) and b) 10% of the fair value of any plan assets at that date. This portion has been amortized over the expected average remaining working life of the employees participating in that plan.

      Saving Plan

      The U.S. subsidiary has also established a saving plan for all employees. Employees' contributions to the savings plan can be made both on a pre-tax (salary deferral) and after-tax basis. The U.S. subsidiary may make a matching contribution in an amount equal to 25% of each employee's contribution up to a maximum of 8% of eligible compensation. In addition, the U.S. subsidiary can make discretionary contributions to the new saving plan. No discretionary contribution was made in 2001 and 2002. The U.S. subsidiary expensed approximately U.S. $319,000 and $ 460,000 of employer matching contributions for the years ended November 30, 2001 and 2002 respectively.

      Postretirement Benefits

      The U.S. subsidiary currently provides certain postretirement healthcare and other benefits to eligible employees based on a plan that already existed in 1991, at the acquisition date. The Company has not yet determined whether these benefits will be changed or discontinued in the future, but reserves the right to do so at any time. The Group's past policy was to account for the cost of postretirement benefits other than pensions as an expense when the benefits were paid. From fiscal year 1994 the Group, under the provisions of SFAS No.106, Employers' Accounting for Postretirement Benefits Other Than Pensions, started to accrue the estimated cost of postretirement benefits during the employees' active service periods up to the date they become eligible for full benefits. SFAS No.106 allows recognition of the cumulative effect of the liability in the year of the adoption of the amortization of the obligation over a period of up to 20 years.

15.   COMMITMENTS AND CONTINGENCIES

      Leases

      Minimum annual rental commitments as of November 30, 2002 under non-cancellable operating leases, principally for manufacturing, service and distribution centres, and office facilities are payable as follows (in thousands of Euro):

      Years Ending November 30,           Operating
      -------------------------             Leases
                                          ---------
        2003                                4,857
        2004                                3,873
        2005                                2,961
        2006                                2,360
        2007                                  908
        Thereafter                          1,460
                                           -------
        Total minimum lease payments       16,419
                                           =======

      As of November 30, 2002, total commitments for lease payments related to sale and lease back of instruments (Note 8) amounted to Euro 14.2 million, of which Euro 4.6 million short term.

      Legal Proceedings

      The Company is involved in several legal actions that arose in the ordinary course of business. While the outcome of each legal action contains an element of uncertainty based on currently known information, management and the Company's legal advisors are of the opinion that the final resolution of these matters will not have a material adverse effect on the consolidated financial statements of the Company.

      In addition, the Company has been indemnified against certain future environmental contingencies relating to the period prior to the acquisition.

      In 1996, 590 Lincoln Street Trust filed a lawsuit alleging a release of hazardous material, on or earlier than 1988, by one of its tenants, including an affiliate of the Company's predecessor that was an operator of the site. Later, the Company was named as a defendant. When Werfen acquired the Company, Werfen assumed the Company's liability, if any, relating to this lawsuit. The Company has denied liability.

      In 2002 the case went to trial and verdict was returned against the Company's indemnitee. A judgment has not been entered yet in the case. The Company and its legal counsel however intend to appeal any adverse judgment. The Company believes that, in any case, the proceeding will not have a material adverse effect on the financial conditions or results of operations of the Company.

      Derivative financial instruments

      Derivative financial instruments are utilized by the Company to reduce its exposure to market risks from changes in interest rates and foreign exchange rates.

      In managing these risks, the Company entered in the following contracts (in thousands of Euro):

                                November 30, 2002
                                 notional amount
                                ------------------
      Interest Rate Swaps             15,000
      Currency Options                69,309

      The notional value of a derivative for the Interest Rate Swap is the contractual amount on the basis of which the differentials are exchanged. The Currency Options notional value represents the contractual amount to be exchanged at the exercise date. The amounts expressed in foreign currency are converted into Euro applying the exchange rate at year-end.

      The notional amounts above indicated do not represent amounts exchanged by the parties, that are limited to interest rate and exchange rate differentials, and thus are not a measure of credit exposure of the Company. Credit exposure is represented by the fair value of contracts that are positive at year-end, reduced by the effect of netting agreements. The Company does not expect to incur credit-related losses, also given the high credit standing of the counterparts involved.

      Interest Rate Swaps

      The Company entered in an interest rate swap in order to exchange with a counterpart, at specified intervals for a 5-year period, the difference between interest amounts calculated by reference to the notional principal amount and agreed floating or fixed interest rate. Under such contract, the Company will receive floating interest and pay fixed. For the year starting from May 31 2002 fixed interest rate to be paid is 3.4%.
      The Company has entered in such agreement to reduce risk of increase in interest rate.

      Currency Options

      The Company uses currency options to partially hedge purchase costs of products that are denominated in U.S. Dollars. Currency options, purchased or sold in the over-the-counter market for a premium, provide the Company the right to buy or sell an agreed amount of U.S. Dollars at a specified exchange rate at the end of a specified period, currently not exceeding 12 months. Since such options are not designated against specific transactions, they have been accounted for at estimated fair market value. Fair market value reflects the estimated amount that the Company would pay or receive to terminate the contracts at the reporting date, therefore taking into account the current unrealised gains or losses of open contracts. In order to estimate the fair value of derivatives, the Company has used dealers' quote.

16.   SHAREHOLDERS' EQUITY

      Initial Public Offering

      On October 31, 1996 the Company launched an initial public offering (Offering) of its ordinary shares. Such shares have been traded on the Nasdaq National Stock Market until September 3, 1999 when they where de-listed because the Company no longer fulfilled minimum per share price requirement.

      Share Capital

      Share capital outstanding as of November 30, 2001 and 2002 consisted of 90,701,104 ordinary shares with a nominal value of Euro 1.29 each. The extraordinary shareholders' meeting held on April 20, 2001 resolved on the conversion of the nominal value of the ordinary shares from Italian Lire 2,500 to Euro 1.29. The amount not converted, Italian Lire 97 million (Euro 50,096), was allocated to the legal reserve. In addition the same shareholders' meeting approved a capital increase of Euro 59,999,998.83, which was fully subscribed by the shareholder Izasa Distribuciones Tecnicas, S.A. by exchanging a corresponding portion of the outstanding subordinated loan (Note 11).

      On November 25, 1997, the Company's shareholders approved a resolution to adopt a stock option plan for the benefit of senior management and key employees of the Company and its subsidiaries. The Company may grant to these individuals stock options which can be exercised within a period of 5 years for up to 750,000 ordinary shares. At the same meeting, the shareholders authorized the issuance of 750,000 shares, par value Lire 2,500 each (now Euro 1.29 each), to service the plan. In this respect the Board of Directors held on July 22, 1998, authorized the issuance of options for up to 170,000 ordinary shares to be exercised from 2002 to 2008.

      Loss coverage

      On April 17, 2002, the Company's shareholders' meeting approved the coverage of 2001 and previous years losses, amounting to Euro 68,462 thousand, through the utilization of Additional paid-in capital. This procedure is necessary to be in compliance with Italian Civil Code rules.

      Change in minority interest

      During 2002 a change in minority interest occurred as a result of the decrease in the holding of Instrumentation Laboratory (Lietuva) B.I. subsidiary from 76% to 67%. The related amount of Euro 70 thousand represents the difference between the selling price of the 9% of the Parent company investment and the related portion of the Lietuva subsidiary Net Equity as of November 30, 2001.

      Reconciliation to Parent Company Equity

      The reconciliation of net loss and shareholders' equity of Instrumentation Laboratory S.p.A. (the Group's parent company), as reflected in the statutory accounts or in the draft statutory accounts subject to approval of the Board of Directors, and consolidated net loss and shareholders' equity as reported in the accompanying financial statements as of November 30, 2000, 2001 and 2002 is as follows (in thousand of Euro):

                                     Net Loss             Shareholders' Equity
                                     --------             --------------------
                              2000     2001      2002      2000   2001    2002
                            ----------------------------------------------------

      Instrumentation
       Laboratory S.p.A.   (19,407) (10,471)  (14,986)  79,089  128,618 113,632

      Difference between
       carrying value of
       investments in
       subsidiaries and
       their net results
       and equity           (5,941)     680     1,685   17,084   10,949 (19,779)
      Adjustments to conform
       with Group accounting
       principles (Note 2)   6,677    2,465     2,109  (37,427) (30,316)    980
      Elimination of
       intercompany
       transactions and
       other consolidation
       adjustments           1,198    1,517    (2,649) (12,006) (10,409)(14,517)
                           -------   ------    ------  -------   ------ --------
      Consolidated         (17,473)  (5,809)   13,841)  46,740   98,842  80,316
                           =======   ======    ======   ======   ======  ======

17.   NET SALES AND REVENUES

      Segment information

      The Group is a leading manufacturer of in vitro diagnostics test instruments and supplies and provides related services to the hospital and lab market, that management considers to be a single business segment, even though net sales and gross profit information is reported internally by product lines. The Group evaluates performance based both on net sales and gross profit information by product lines and on operating results by geographical areas, which are calculated after deductions for directly related expenses but before special charges and amortization of intangible assets. The accounting policies used for management internal reporting are those used for the consolidated financial statements described in Note 3.

      Selected information by major product lines as of November 30, 2000, 2001 and 2002 is as follows (in thousands of Euro):

                                      Critical    Clinical
                          Hemostasis      care   Chemistry     Other      Total
                          ----------      ----    ---------    -----      -----
      2000
      ----
      Net sales and
      revenues              134,169     79,427     26,521     35,195     275,312
      Gross profit           69,634     41,741      9,806     10,967     132,148

      2001
      ----
      Net sales and
      revenues              131,487     79,360     28,186     35,781     274,814
      Gross profit           68,377     37,484     10,496     14,250     130,607

      2002
      ----
      Net sales and
      revenues              134,774     76,826     24,329     36,662     272,591
      Gross profit           71,005     39,228      9,701     11,108     131,042

      The product line denominated as 'Other' relates mainly to the distribution of Beckman Coulter products in Italy.

      Selected information about the Group geographic areas of operations is as follows (in thousands of Euro):

                                             Rest of    United  Rest of
                                     Italy    Europe    States   World    Total
                                     -----   -------    -------- -------  ------
      2000
      ----
        Sales                        67,331   79,451   112,772   15,758  275,312
        Operating income (loss)
         before amortization         12,315   14,531   (13,439)   6,610   20,017

      2001
      ----
        Sales                        70,685   86,877   102,108   15,144  274,814
        Operating income (loss)
         before amortization         13,960   17,158   (20,105)   5,866   16,879

      2002
      ----
        Sales                        73,099   85,873    96,589   17,030  272,591
        Operating income (loss)
         before amortization         11,990   14,085   (21,074)   6,177   11,178

      Selected information about the Group long-lived assets by geographic areas is as follows (in thousands of Euro):

                                             Rest of    United  Rest of
                                     Italy    Europe    States   World    Total
                                     -----   ------    ------    -----     -----

      2000
      ----
      Tangible assets - Net           3,212      903    19,929      711   24,755
      Reagent rentals - Net          14,092      946     3,499    1,725   20,262
      Intangible assets
       (excluding Goodwill) - Net     3,616      374       120        -    4,110
      Long-term receivables and
       other                            408      121        64        -      593

      2001
      ----
      Tangible assets - Net           3,252    1,468    21,692      693   27,105
      Reagent rentals - Net          15,202    1,853     4,078    1,062   22,195
      Intangible assets
       (excluding Goodwill) - Net     2,623       52       138        -    2,813
      Long-term receivables and
       other                            372        8        62        -      442

      2002
      ----
      Tangible assets - Net           3,106    1,210    19,270      440   24,026
      Reagent rentals - Net         1 4,360      586     3,798    4,316   23,060
      Intangible assets
       (excluding Goodwill) - Net     2,052       67       128        -    2,247
      Long-term receivables and
       other                            509        -        56        -      565

18.   INTEREST INCOME AND EXPENSE

      Interest income and expense for the year ended November 2000, 2001 and 2002 were as follows (in thousands of Euro):

                                                2000      2001     2002
                                                ----      ----     ----

      Interest income from deposits and
          other short-term financial assets    1,324     1,277      980
                                               -----     -----      ---
                 Total interest income         1,324     1,277      980
                                               =====     =====      ===

      Interest expense on short-term
        bank borrowings                        5,062     5,745    5,225

      Interest expense on long-term debt      10,863     9,637    6,985
                                              ------     -----    -----

                  Total interest expense      15,925    15,382   12,210
                                              ------    ------   ------

19.   OTHER INCOME (EXPENSE), NET

      Other income and expense include mainly bank charges, gain and losses of disposal of rentals, etc. as well as non recurring income (such as income from sale of distribution rights or gain from sale of production facilities) and expenses (such as restructuring charges and supplementary leaving indemnities).

      Other income (expense), net, consists of the following (in thousands of Euro):

                                                2000      2001     2002
                                                ----      ----     ----
      Supplementary leaving indemnities
         and non recurring restructuring
         charges                             (11,120)   (2,842)  (1,515)
      Other non recurring costs related
         to production transfer                    -      (907)       -
      Gain (loss) on foreign exchange
         and forward exchange contracts         (490)       92    1,896
      Litigation settlements and
         estimated costs to settle            (2,701)   (1,477)  (1,260)
      Gain (loss) on disposal of fixed
         assets                                6,394       683      117
      Bank charges                              (378)     (421)    (700)
      Unrealized loss on investment             (506)        -        -
      Non recurring income from sale of
         distribution rights                       -     9,000        -
      Other, net                              (1,215)    2,110)  (1,234)
                                              -------    ------  -------
            Total Other income expense), net (10,016)    2,018   (2,696)
                                             ========    ======  ======

      Non recurring income from sale of distribution rights in 2001 is the lump-sum paid by the majority shareholder Izasa Distribuciones
      Tecnicas S.A. in connection with the agreement for the 10 years distribution rights of the Company's products (Note 20).

20.   RELATED PARTY TRANSACTIONS

      Group companies purchase from and sell products to other entities of the Werfen Group.

      Total purchases from related parties for the year ended November 30, 2001 and 2002 were approximately Euro 5.7 million and Euro 8.4 million, respectively.

      In addition, in 2001 and 2002 a Werfen affiliate charged the Company approximately Euro 2.2 million and Euro 2.2 million, respectively, for software development services. These services relate basically to software applied for analytical instruments.

      Total sales to related parties for the year ended November 30, 2001 and 2002 were approximately Euro 13.8 million and Euro 13.7 million, respectively.

      As of November 30, 2001 and 2002, the most significant balances with Werfen Group companies are the following (in thousands of Euro):

      Commercial transactions

                                         2001                    2002
                                         ----                    ----
                               Receivables   Payables    Receivables   Payables
                               -----------   --------    ------------   --------

     Izasa Distribuciones
       Tecnicas, S.A.                3,391      617         3,267        1,019
     Biokit S.A.                        52      347           187            -
     Biokit Distribution S.A.            -    2,160             -        4,769
     NTE, S.A.                           -      217             -          435
     Werfen Medical IL Ltd.
       Korea                           445        -           531            -
     Werfen Medical S.A.               508        -           364            -
     Comesa Austria                      -      189             -          244
     Comesa Poland                       -        -           336            -
                                     -----    -----         -----        -----
                                     4,396    3,530         4,685        6,467
                                     =====    =====         =====        =====

      Financial transactions

                                         2001                    2002
                                         ----                    ----
                               Receivables   Payables   Receivables   Payables
                               -----------   --------   -----------   --------

      Izasa Distribuciones
       Tecnicas, S.A.                    -   65,815             -       62,441
      Miscel Holding B.V.                -   27,043             -       29,314
                                     -----   ------        -------       ------

                                         -   92,858             -       91,755
                                     =====   ======        ======       =======

      Certain executive officers of the Company and other individuals historically have been employed by Werfen or its affiliates and, pursuant to agreements with the Company, have provided services to the Company and its subsidiaries as agreed between the parties.

      During fiscal 2001 and 2002, Izasa Distribuciones Tecnicas S.A. ('Izasa') charged certain Group companies approximately 307 thousands of Euro and 582 thousands of Euro, respectively, in management fees for corporate services provided to these companies and administrative and out-of-pocket expenses incurred in rendering those services. Prior to the Offering, all of the executive officers of the Company employed by Werfen or its affiliates have become employees of the Company or its subsidiary.

      As described in Note 9, in connection with the acquisition of Hemoliance, completed in January 1999, certain Werfen Group companies granted long-term subordinated loans to the Company. Interest charged on these loans in fiscal years 2001 and 2002 amounted to Euro 9.1 million and Euro 6.0 million, respectively.

      In 2001, the Company signed a distribution agreement with the Parent Company Izasa (its sole distributor in Spain and Portugal since before 1990), by which Izasa has been appointed exclusive distributor of the Company's products in Spain for the initial term of 10 years. The consideration paid by Izasa is Euro 9 million that has been recorded as non recurring income (Note 19). Also in 2001 Izasa entered into a cost sharing agreement with the U.S. subsidiary of the Group. By said agreement Izasa contributes to finance the Group research and development activities on the basis of its share of total Group worldwide sales on related products. The contributions for 2001 and 2002 amounted to Euro 2.2 million and Euro 2.2 million and have been classified as a reduction of research and development costs of the periods.

21.   SUMMARY OF  SIGNIFICANT  DIFFERENCES  BETWEEN  ACCOUNTING  PRINCIPLES
      FOLLOWED  BY THE  COMPANY  AND  U.S.  GENERALLY  ACCEPTED  ACCOUNTING
      PRINCIPLES

      The Group's financial statements have been prepared in accordance with the accounting principles established by the Italian Accounting Profession ('Italian GAAP') (see Note 2), which differ in certain respects from U.S. GAAP. The effects of these differences are reflected in the reconciliation provided in Note 22 and principally relate to the items discussed in the following paragraphs.

      Accounting for Goodwill

      Goodwill arising from 1996 and 1999 Acquisitions is amortized over 20 years for both Italian and U.S. GAAP. The adjustment in the reconciliation of net income to U.S. GAAP relating to foreign currency transaction results in a decrease in the amount of goodwill recorded from the Chromogenix acquisition under U.S. GAAP as compared to Italian GAAP, due to the difference in the valuation of foreign currency forward contracts in existence at the date of acquisition.

      On December 1, 2002 the Company adopted SFAS 142 which requires that goodwill and intangible assets, with indefinite lives, no longer be amortized but instead be tested for impairment at least annually, or when events indicate that there may be an impairment.

      Share Capital Issuance Costs

      Costs incurred by the Group in connection with the issuance of share capital (inclusive of expenses related to initial public and rights offerings) are deferred and amortized to income over 5 years. Under U.S. GAAP such costs are charged to shareholders' equity against the proceeds from the increase in capital in the period in which the issuance occurred, as reflected in the accompanying reconciliation.

      Accounting for Finance Sale and Lease Back

      As discussed in Note 3, instruments at customers sold to leasing companies under sale and lease back transactions are accounted for as operating leases, as allowed by the Italian law, even if they would qualify as finance lease. Such accounting is not allowed by U.S. GAAP.

      Accounting for Goodwill Denominated in Foreign Currencies

      The goodwill arising from the acquisitions of MSS and Hemoliance (see
      Note 1 and Note 9) was translated at historical exchange rate in the financial statements as at November 30, 2000, 2001 and 2002. Such accounting is not allowed under U.S. GAAP, which requires that all the items of foreign financial statements be translated by using current exchange rates.

      Discount and Imputed Interest on Accounts Receivable

      Accounts receivable that originated from trade sales to Italian public agencies are contractually due within one year and consequently under Italian GAAP are stated at face value and classified as short-term assets, even though in practice a portion of these is generally collected after one year with no recognition of interest thereon.

      U.S. GAAP (APB 21) requires that these receivables be stated at fair value based on the discounted cash flows expected to be collected, and the difference between such value and the face amount be treated as discount and amortized as interest expense over the period in which the receivables remain outstanding.

      Accounting for Pension Plans

      Group accounting policy requires that pensions and severance obligations be accounted for in accordance with the laws of the countries in which each subsidiary operates. This may differ from U.S. GAAP, because in certain European countries different consideration is given to the projected benefit obligation under defined benefit plans.

      Also, in accordance with IAS no. 19, the Company has recognized the portion of net cumulative unrecognized actuarial losses at the end of the previous reporting period exceeding the greater of a) 10% of the present value of the defined benefit obligation at that date (before deducting plan assets) and b) 10% of the fair value of any plan assets at that date.

      In these circumstances U.S. GAAP requires to recognize in other comprehensive income an additional minimum liability, this amount being the excess of the unfunded accumulated benefit obligation over the accrued pension cost.

      The accompanying reconciliation reflects the estimate of the effect that would result from the adoption of U.S. GAAP. Disclosures are presented in Note 14.

      Consolidation of subsidiary

      As a result of the acquisition of a further 25% shareholding, starting from December 1, 2000 the investment in a subsidiary established in the Republic of Lithuania has been consolidated on a line by line basis. As of November 30, 2000 the investment was stated at cost because the volume of operations carried out by the subsidiary during the year 2000 was not material. As required by Italian GAAP, the excess of equity over cost of a newly consolidated entity has been accounted to net equity.
      Under US GAAP, such excess, representing accumulated earnings, has been recorded in income.

      Accounting for sale of distribution rights

      During the fiscal year 2001 a non recurring income from sale of distribution rights to the Parent Company Izasa (see Note 19) has been recorded as 'other income' under Italian GAAP. Under U.S. GAAP, such transaction has been accounted for as a capital transaction and included directly to net equity.

      Derivatives

      The Company enters into derivative transactions to hedge specific transactions as well as to reduce its exposure to interest rate and foreign exchange risks.

      The interest rate differentials to be received or paid on interest rate swaps and other interest rate agreements designated as hedges of specific underlying debt instruments are included in interest income or expense on an accrual basis over the period hedged.

      Foreign exchange derivatives (options) are used to hedge future expenses denominated in foreign currencies, but are not designated against specific future transactions. At the reporting date, these options are valued at estimated fair market value. Under U.S. GAAP the fair value of the Currency Option has been recorded on the balance sheet at year-end with all changes in fair value recorded in the income statement.

      Deferred Income Taxes

      Deferred tax assets or liabilities are recognized for temporary differences between financial reporting and tax bases of assets and liabilities at each reporting period.
      Deferred tax assets are recognized when their realization is reasonably certain. In addition, benefits from tax loss carry-forward are recognized when utilized except if it is reasonably certain that future taxable profit will be available against which the unused tax losses can be utilised, and such losses are originated by identified circumstances that is reasonably certain that will not be repeated.

      Under U.S. GAAP, income taxes are required to be accounted for in accordance with Statement of Financial Accounting Standards No.109 (SFAS 109), 'Accounting for income taxes'. SFAS 109 requires deferred tax assets and liabilities be recognized for differences between financial reporting and tax bases of assets and liabilities at each reporting date. The benefits of tax loss carry-forward are recognized as deferred tax assets. Tax assets are reduced by way of an appropriate valuation allowance to the amount that it is more likely than not to be realized.

      Accounting for monetary revaluation

      Our Mexican subsidiary, in compliance with local accounting principles, prepared its financial statements including the effects of monetary inflation, which for the year ended November 30, 2002, resulted in a negative impact on income statement and a positive impact on its Monetary Revaluation Reserve equal to MXP 3,051,000 (304,000 thousands of Euro).

      In compliance with U.S. GAAP these effects have been eliminated in the reconciliation between Italian and U.S. GAAP as of November 30, 2002.

      The abovementioned effects did not occur for the years ended November 30, 2000 and 2001 as the Mexican financial statements consolidated into US subsidiary did not consider the effects of Mexican monetary revaluation.

      Loss coverage

      On April 17, 2002, the Company's shareholders' approved the coverage of 2001 and previous years losses, amounting to Euro 68,462 thousand, through the utilization of Additional paid-in capital. This procedure, necessary to be in compliance with Italian Civil Code rules, is not allowed under U.S. GAAP and SEC regulations and consequently retained earnings and Additional paid-in capital should be, as of November 30, 2002, equal to 120,266 thousands of Euro (Dr. balance) and 79,958 thousands of Euro (Cr. balance), respectively (see the 'Audited Consolidated Statements of Changes in Shareholders' Equity for the years ended November 30, 2000, 2001 and 2002' and Note
      22).

22. RECONCILIATION BETWEEN NET RESULT AND SHAREHOLDERS' EQUITY DETERMINED UNDER ITALIAN GAAP AND U.S. GAAP

      The following is a summary of the significant adjustments to net result for the years ended November 30, 2000, 2001 and 2002 and to shareholders' equity as of November 30, 2001 and 2002 that would be required if U.S. GAAP had been applied instead of Italian GAAP in the consolidated financial statements:

                                              Year ended November 30,
                                     -----------------------------------
NET LOSS                                2000        2001        2002       2002
                                        ----        ----        ----       ----
                                 (Thousands of Euro, except          (Thousands
                                     per Share Data)                  of U.S.$,
                                                                      except
                                                                      per Share
                                                                      Data)

      Net loss according to the
      financial Statements prepared
      under Italian GAAP              (17,473)     (5,809)   (13,841)   (13,747)

      Items increasing (decreasing)
       reported Net results:

      Accounting for goodwill              34          34         34         34
      Share capital issuance costs      1,242         198          -          -
      Accounting for finance sale
       and lease-back                       -        (129)       455        452
      Discount of accounts
       receivables                     (1,335)     (1,704)    (1,605)    (1,594)
      Imputed interest on accounts
       receivable                       1,167       1,335      1,704      1,692
      Harmonization on goodwill
       denominated in foreign
       currencies                      (1,895)     (1,701)    (1,447)    (1,437)
      Accounting for pension plans          -         104          -          -
      Consolidation of subsidiary           -         403        (70)       (69)
      Accounting for sale of
       distribution rights                  -      (9,000)         -          -
      Accounting for derivatives            -           -        333        330
      Deferred income taxes            (2,276)     (1,032)      (445)      (442)
      Accounting for inflation              -           -        304        302
      Other adjustments                  (109)          -          -          -
      Tax effect of reconciling
       items                             (357)         73       (203)      (202)
                                      --------     -------    -------    -------
      Approximate net loss in
       accordance with US GAAP        (21,002)    (17,228)   (14,781)   (14,681)
                                      ========    ========   ========   ========

      Net loss per share - basic
       and diluted                      (0.48)      (0.24)     (0.16)     (0.16)

      Weighted average common
       shares                      44,189,477  72,861,028 90,701,104 90,701,104

      CONSOLIDATED STATEMENT OF
      COMPREHENSIVE INCOME (LOSS)


                                              Years ended November 30,
                                     -----------------------------------
                                        2000        2001      2002       2002
                                        ----        ----      ----       ----
                                             (Thousands of Euro)     (Thousands
                                                                      of U.S.$)
      Approximate net loss in
       accordance with US GAAP        (21,002)    (17,228)   (14,781)   (14,681)

      Cumulative translation           26,738      (5,864)   (16,532)   (16,420)
       adjustment
      Reversal of inflation
       accounting to Monetary
       Revaluation reserve                  -           -       (304)      (302)
      Minimum pension liability,
       net of tax                           -      (7,754)    (6,310)    (6,267)
                                    --------------------------------------------
      Total comprehensive income
       (loss)                           5,736     (30,846)   (37,927)   (37,670)
                                    ============================================

                                                          At November 30,
                                                 -------------------------------
      SHAREHOLDERS' EQUITY                           2001      2002      2002
                                                     ----      ----      ----
                                                 (Thousands of Euro)  (Thousands
                                                                         U.S.$)
      Shareholders' equity according to the
       financial statements prepared under
       Italian GAAP                                98,842     80,316     79,770

      Items increasing (decreasing) reported
       shareholders' equity:

           Accounting for goodwill                   (502)      (468)      (465)
           Accounting for finance sale & lease
            back                                     (129)       326        324
           Imputed interest on accounts
            receivable                               (805)      (706)      (701)
           Accounting for goodwill denominated
            in foreign currencies                  29,246     15,883     15,775
           Accounting for pension plans            (7,754)   (14,065)   (13,969)
           Accounting for derivatives                   -        333        330
           Income taxes                               445          -          -
           Tax effect of reconciling items            332        129        128
                                                      ---        ---        ---
      Approximate shareholders' equity in
       accordance with US GAAP                    119,675     81,748     81,192
                                                  =======     ======     ======

23.   ADDITIONAL FINANCIAL STATEMENT  DISCLOSURES REQUIRED BY U.S. GAAP AND
      THE SEC

      The following information is presented on an U.S. GAAP basis:

      Pension Plans

      Under US GAAP the U.S. subsidiary was required to recognize additional minimum liabilities of U.S. Dollar 6,899,000 and U.S. Dollar 5,178,000 in fiscal years 2001 and 2002, in connection with the plan for its employees, representing the excess of the unfunded accumulated benefit obligation over the accrued pension costs. Additional minimum liability required to be recognized also by the UK subsidiary in fiscal year 2002 aggregated GBP 704,000 (U.S. Dollar 1,089,000).

      Disclosure on pension plans is presented in Note 14 in accordance with IAS and US GAAP.

      Postretirement Benefits


                                                           2001          2002
                                                           ----          ----
                                                          (Thousands of Euro)
      CHANGE IN ACCUMULATED PROJECTED BENEFIT
      Obligation (APBO) DURING MEASUREMENT PERIOD
      APBO, November 30 previous year                        4,013       6,149
      Effect of exchange rate on opening balance               (97)       (640)
      Service Cost                                             205         275
      Interest Cost                                            311         341
      Actuarial (Gain)/Loss                                  1,850        (406)
      Benefits Paid                                           (133)       (126)
      Plan amendment                                             -      (1,952)
                                                             -----       ------
      APBO, November 30                                      6,149       3,641

      CHANGE IN PLAN ASSETS DURING THE MEASUREMENT
      PERIOD
      Plan Assets at Fair Value, November 30 of
       previous year                                             -           -
      Employer Contribution                                    133         127
      Benefits Paid                                           (133)       (127)
                                                             -----       ------
      Plan Assets at Fair Value, November 30                     -           -

      RECONCILIATION OF PREPAID (ACCRUED)
      Accumulated postretirement benefit obligation          6,149       3,641
      Plan assets at fair value                                  -           -
                                                            ------     -------
      Accumulated postretirement benefit obligation in
       excess of plan assets                                (6,149)     (3,641)
      Unrecognized Net Actuarial Loss (Gain)                   592      (1,838)

      Unrecognized Net transition obligation                 1,196         843
                                                            ------      -------
      ACCRUED POSTRETIREMENT BENEFIT OBLIGATION             (4,361)     (4,626)

      COMPONENTS OF NET PERIODIC BENEFIT COST FOR
      FISCAL YEAR                                             2001        2002
                                                              ----        ----
      Service Cost                                             205         275
      Interest Cost                                            311         341
      Net amortization of transition obligation                255         229
      Net amortization of unrecognized gain                    (42)          -
                                                              -----       ----
      NET PERIODIC PENSION COST                                729         845

      The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation was 10.00% in 2001 and 5% in 2002. The discount rate used in determining the accumulated postretirement benefit obligation was 7.75% and 6.75% at November 30, 2001 and 2002, respectively.

      Stock Option Plan

      On November 25, 1997, Company's shareholders approved a resolution to adopt a stock option plan for the benefit of some managers and key employees. The Company granted these individuals stock options exercisable for a period of ten (10) years for up to 750,000 Ordinary Shares. At the same meeting, our shareholders authorized the issuance of 750,000 Ordinary Shares, par value (Euro) 1.29 each, to service the plan. In this respect the Board of Directors on July 22, 1998 authorized the issuance of options for up to 170,000 Ordinary Shares to be exercised from 2002 to 2008.
      In more details, the vesting period is as follows:

      o 50% of granted options to be exercised starting from the end of the fourth year subsequent the date of Shareholders' meeting resolution;

      o 25% of granted options to be exercised starting from the end of the fifth year subsequent the date of Shareholders' meeting resolution;

      o 25% of granted options to be exercised starting from the end of the sixth year subsequent the date of Shareholders' meeting resolution.

      The total number of Ordinary Shares subject to options as of March 10, 2003 was 750,000. The total number of Ordinary Shares subject to options held by Company's directors and executive officers as a group was 16,000 on March 10, 2003.

      Effective December 1, 1997, the Company adopted the provisions of SFAS 123 'Accounting for Stock Based Compensation'. As permitted by the statement, the Company has elected to continue to account for stock based compensation using the intrinsic value method under Accounting Principles Board Opinion No. 25. Accordingly, no compensation has been recognized for stock options.

      The fair value of each stock option granted was estimated at the date of grant using the Black Scholes Option pricing model with the following weighted average assumptions:

        Risk free interest rate          5.46%
        Expected lives                   10 years
        Expected volatility              149%

      The weighted average fair value of the options granted in 1998 at market value was $1.48.

      The following table summarizes information about stock options outstanding at November 30, 2002:


      Range of         Number of     Weighted average     Weighted
   exercise price       options          remaining         average
                      outstanding    contractual life  exercise price
    (in US Dollars)                                    (in US Dollars)

       1.50             170,000            5.64             1.50

      The following table summarizes information about options outstanding at November 30, 2001 and 2002:

                                      Options outstanding at fiscal year
                                    ----------------------------------------
                                         2001         2002    Exercise Price
                                         ----         ----    --------------
                                                                 (in US
                                                                  Dollars)

      Balance at December 1,            170,000      170,000          1.50
      Granted                                 -            -             -
      Exercised                               -            -             -
                                    ----------------------------------------
      Balance at November 30,           170,000      170,000          1.50

      Exercisable at November 30,
       2001 and 2002                          -            -             -

      Had compensation expense for all stock options granted in 1998 been determined with SFAS 123, the Company's net loss and net loss per share would have been as follows (in US Dollars):

                                           2000         2001          2002
                                           ----         ----          ----

      Net loss attributable to
       common stockholders - as
       reported                     (18,258,000) (16,723,000)  (14,681,000)
      Less: Total stock based
       employee compensation
       expense determined under the
       fair value based method for
       all awards                       (16,851)     (16,102)      (41,933)
      Pro-forma net loss
       attributable to common
       stockholders                 (18,274,851) (16,739,102)  (14,722,933)

      Net loss per share - as
       reported basic                     (0.41)       (0.23)        (0.16)
      Net loss per share - pro
       forma basic                        (0.41)       (0.23)        (0.16)

      Net loss per share - as
       reported diluted                     N/A          N/A           N/A
      Net loss per share - pro
       forma diluted                        N/A          N/A           N/A

      The adoption of SFAS 123 would have no effect on diluted earnings per share for the years ended November 30, 2000, 2001 and 2002 since the effects of common stock equivalents are antidilutive.

      The effects of applying SFAS 123 in this pro-forma disclosure are not indicative of future amounts and additional awards in future years are anticipated.

      Deferred Income Taxes

      Domestic and foreign components of pre-tax income (loss) are as follows:

                                                  2000      2001        2002
                                                  ----      ----        ----
                                                      (Thousands of Euro)

      Domestic                                     8,857     5,586     10,289
      Foreign                                    (25,689)  (18,940)   (21,873)
                                                 --------  --------   --------
      Total pre-tax loss                         (16,832)  (13,354)   (11,584)
                                                 =======   =======    =======

      The provisions for income taxes are as follows:


                                                  2000      2001          2002
                                                  ----      ----          ----
                                                      (Thousands of Euro)

      Current                                      2,050     3,201       2,467
      Deferred                                     2,120       673         730
                                                   -----     -----       ------
                Total                              4,170     3,874       3,197
                                                   =====     =====       =====

      The tax effects of significant differences are as follows:

                                                            NOVEMBER 30,
                                                            ------------
                                                           2001     2002
                                                           ----     ----
                                                        (Thousands of Euro)
  Deferred tax assets:
      Accrued liabilities not currently
       deductible                                          3,494     2,865
      Deferral of share capital issuance
       costs                                                 150        58
      Inventories basis difference                         4,172     2,284
      Interest expense                                     4,536         -
      Reserves                                                 -       978
      Pension and postretirement benefit                   4,939     1,530
      R&E  Capitalization                                  9,268    11,336
      R&D Capitalization                                   2,908     4,097
      Tax loss carry-forwards                             56,039    70,417
      Other                                                  499       388
                                                          ------    ------
                                                          86,005    93,953
  Less: Valuation allowance                              (84,631)  (87,834)
                                                           1,374     6,220
                                                         -------    -------
  Deferred tax liabilities:
      Accelerated depreciation                              (117)   (5,905)
      Amortization of intangible assets                     (765)      805
      Other                                                 (285)        -
                                                         --------   -------
                                                          (1,168)   (6,710)
                                                          ------    -------
      Net deferred tax asset (liability)                     206      (490)
                                                          ======    =======

      Tax loss carry-forwards reverse at an average rate of 34%.

      A valuation allowance has been provided for deferred tax assets of the Company and certain foreign subsidiaries which have experienced cumulative losses in recent years, since the Company does not believe their realization is more likely than not based upon the weight of available evidence.

      Reclassification of Balance Sheet

      With regard to the consolidated financial statements, the following significant captions determined under U.S. GAAP would have been as follows:

                                     2001         2002          2002
                                     ----         ----          ----
                                   (Thousands of Euro)      (Thousands
                                                              of U.S.$)

      Intangible assets             156,211       134,574      133,659
      Current assets                176,038       174,653      173,465
      Current liabilities           146,818       170,558      169,398
      Total assets                  388,270       370,097      367,580
      Long term debt                108,169       109,305      108,562

      Valuation and Qualifying Accounts

      A summary of the Group valuation and qualifying accounts (in thousands of Euro) follows:

                                       Effect of
                                       exchange   Charged
                           Balance at  rate on    to Costs             Balance
                           Beginning   opening    and                  at End
                           of Period   Balance    Expenses  Deduction  of Period
                           ---------   -------    --------  ---------  ---------
      2001
      ----
        Reserve for
          doubtful
          accounts
          receivable         5,488         (52)       858      (432)    5,862
        Obolescence reserve
          for inventory     13,834        (161)     2,627    (4,904)   11,396
      2002
      ----
        Reserve for
          doubtful
          accounts
          receivable         5,862        (287)       404      (204)    5,775
        Obsolescence
          reserve for
          inventory         11,396        (570)     3,460     (3,576)  10,710

      Fair Value of Financial Instruments

      In the normal course of its business, the Company utilizes various types of financial instruments. These instruments include recorded assets and liabilities, as well as items that principally involve off-balance sheet risk. Information about the fair value of the Company's financial instruments, including derivatives, is presented below.

      - Trade receivables: the fair value of accounts receivable (other than those from Italian public agencies) due within one year are not included below because they are approximated by their carrying values. The fair value of accounts receivable originated from trade sales to Italian public agencies that are expected to be collected after one year, was estimated based on the discounted value of future cash flows expected to be collected.

      - Investments: for publicly traded investments the cost has been reduced to market value at November 30, 2000, 2001 and 2002 to reflect other-than-temporary impairments.

      -  Short-term   debt:   the  carrying   value  of   short-term   debt
         approximates fair value because of the short period of time between the originations of the borrowings and their maturities.

      - Current portion of long-term debt and long-term: the fair value of long-term debt, including current maturities, approximates fair value because such debt bears variable interest rate.

      - Derivatives: currency options are stated at fair market value as described in note 15.

                                      AT NOVEMBER 30,
                                      ---------------
                                2001                    2002
                    --------------------------------------------------
                      Carrying                    Carrying
                       Value         Fair Value    Value     Fair Value
                    --------------------------------------------------
                                      (Thousands of Euro)

Trade receivables     102,341         100,637     91,668      90,063

      New Accounting Pronouncements

      In June 2001, the FASB issued SFAS No.142, 'Goodwill and other Intangible Assets', which is effective for fiscal years beginning after December 15, 2001. Certain provisions shall also be applied to acquisitions initiated subsequent to June 30, 2001. SFAS No.142 supersedes APB Opinion No.17, 'Intangible Assets' and requires, among other things, the discontinuance of amortization related to goodwill and indefinite lived intangible assets. These assets will then be subject to an impairment test at least annually. We have adopted SFAS No.142 effective December 1, 2002. Any impairment resulting from the adoption of the new provisions will be recorded during the 2003 fiscal year and will be recognized as the cumulative effect of a change in accounting principle. We are currently in the process of assessing the effects of implementing the new standard.

      In October 2001, the FASB issued SFAS No.144, 'Accounting for the Impairment or Disposal of Long-Lived Assets,' which supersedes SFAS No.121 and certain provisions of APB Opinion No.30, 'Reporting Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions'. SFAS No.144 requires that long-lived assets to be disposed of by sale, including discontinued operations, be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. SFAS No.144 also broadens the reporting requirements of discontinued operations to include all components of an entity that have operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. The provisions of SFAS No.144 became effective beginning December 1, 2002. We are currently in the process of assessing the effects of implementing the new standard.

      In April 2002, the FASB issued Statement No.145, 'Rescission of Statements No.4, 44 and 64, Amendment of SFAS Statement No. 13, and Technical Corrections'. SFAS 145 requires that gains and losses from extinguishment of debt be classified as extraordinary items only if they meet the criteria in Accounting Principles Board Opinion No.30. Applying the provisions of Opinion No.30 will distinguish transactions that are unusual and infrequent and meet the criteria for classification as an extraordinary item. SFAS No.145 is effective beginning January 1, 2003. We do not believe that the adoption of SAFS No.145 will have a significant impact on the consolidated financial statements.

      On July 30, 2002, the FASB issued Statement No.146, 'Accounting for the Costs Associated with Exit or Disposal Activities'. This statement requires companies to recognize costs associated with exit or disposal activities only when liabilities for those costs are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No.146 also requires companies to initially measure liabilities for exit and disposal activities at their fair values.  SFAS No.146  replaces  Emerging  Issues Task Force  ('EITF')
      Issue No.94-3, 'Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)' and EITF No.88-10, 'Costs Associated with Lease Modification or Termination'. The provisions of SFAS No.146 are effective for exit or disposal activities that are initiated after December 31, 2002. We believe that the adoption of this statement will not have a material impact on our operations.

      In November 2002, the Emerging Issues Task Force ('EITF') reached consensus on Issue No.00-21, Revenue Arrangements with Multiple Deliverables. Revenue arrangements with multiple deliverables include arrangements which provide for the delivery or performance of multiple products, services and/or rights to use assets where performance may occur at different points in time or over different periods of time. EITF Issue No.00-21 is effective for the Company beginning October 1, 2003. We have not completed the evaluation of the impact of this EITF.

      In November 2002, the FASB issued Interpretation No.45, 'Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an Interpretation of FASB Statements No.5, 57, and 107 and Rescission of FASB Interpretation No.34' (FIN No. 45). The interpretation requires that upon issuance of a guarantee, the entity must recognize a liability for the fair value of the obligation it assumes under that obligation. This interpretation is intended to improve the comparability of financial reporting, by requiring identical accounting for guarantees issued with separately identified consideration and guarantees issued without separately identified consideration. The disclosure provisions of FIN No.45 are effective for the Company as of December 1, 2002. We are currently in the process of assessing.

      In December 2002, the FASB issued SFAS No.148 'Accounting for Stock-Based Compensation--Transition and Disclosures', which amended FASB Statement No.123, 'Accounting for Stock-Based Compensation'. Statement No.148 provides alternative methods of transition for a voluntary change to the fair-value-based method of accounting for stock-based employee compensation. Statement No.148 amends the disclosure requirements of Statement No.123 to require more prominent and more frequent disclosure in the financial statements about the effects of stock-based compensation. Statement No. 148 is effective for fiscal years ended after December 15, 2002.

      In January 2003, the FASB issued Interpretation No.46, 'Consolidation of Variable Interest Entities' (FIN No.46), clarifies the application of Accounting Research Bulletin No.51 'Consolidated Financial Statements' to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN No.46 is applicable immediately for variable interest created after January 31, 2003. For variable interest entities created prior to January 31, 2003, the provisions of FIN No.46 are applicable no later than July 1, 2003. The Company does not expect this Interpretation to have an effect on the consolidated financial statements.

24.   USE OF ESTIMATES

      The preparation of financial statements in accordance with Italian GAAP, along with the reconciliation to US GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

      The most significant estimate relate to recoverability and depreciable lives of fixed assets and intangible assets, allowance for doubtful accounts, inventory obsolescence and deferred taxes. Actual results could differ from these estimates.

25.   MANAGEMENT PLANS AND SUBSEQUENT EVENTS

      The net losses reported in fiscal years 2001 and 2002 were largely attributable to a decrease in the gross margins of the Company's core product lines, significant research and development costs, increased goodwill amortization and higher interest expense resulting from the acquisition of Hemoliance.

      In fiscal years 2001 and 2002 the Company experienced a stabilization in prices for most of its product lines. However, while prices generally stabilized, the pricing level remains low due to prior years reductions. The result from operations continue to be significantly affected by competitive pricing pressures and customer consolidation. Research and development costs also continue at a high level, due to the Company's continued investment in product development to broaden its product offerings within its two core product lines to meet the changing demands of its markets and to better address the areas of highest growth within these markets. While the Company believes that its profitability will continue to be negatively affected by these industry factors at least for the near term, management designed and implemented plans to improve the results of operations and the Company believes it is taking the steps necessary to achieve sustainable growth through improved operating performance.

      In fiscal years 1999 and 2000 the Company initiated and implemented restructuring plans to achieve significant synergies and durable cost savings from the integration of the Hemoliance operations, the consolidation of manufacturing facilities and reductions in headcounts. Such plans, which were substantially completed in 2000, included the closing of all the European manufacturing facilities and the transferring of such operations to the existing manufacturing facilities in the United States.

      Also, significant restructuring actions were undertaken in the U.S., including closing down two facilities, transitioning part of the business to an indirect distribution model and severing a number of employees involved in manufacturing, R&D, administration and service.

      However, while the Company believes that the operating result in fiscal years 2001 and 2002 improved as a result of the restructuring plans described above, further to the relocation of all the Company's manufacturing and R&D facilities in the United States the result from operations in fiscal years 2001 and 2002 was negatively affected by the strengthening of the U.S. Dollar against the Euro to the extent that costs and payables are primarily denominated in U.S. Dollar, while a significant portion of the revenues is denominated in Euro.

      Interest expense in fiscal years 2002 decreased also as an effect of a share capital increase of about Euro 60 million approved by a shareholders' meeting held on April 17, 2001, which was fully subscribed by the majority shareholder. The Company used the proceeds from the capital increase to reduce outstanding indebtedness under the Werfen Group loans described in Note 10. In November 2001 the Werfen Group has also extended the duration of said loans to January 2007.

      The Company expects cash flow from operations, borrowings under its credit facilities, together with the financial support obtained from its majority shareholder and its affiliates in the form of share capital and the subordinated long-term loans discussed in Note 10, will be sufficient to fund restructuring plans, working capital needs, capital spending requirements and debt service requirements for at least the next 12 months.

                                  EXHIBITS

  Exhibit   Description
  -------   -----------

      1 Articles of Association and By-laws were filed with the SEC on Form F-1 filed on October 22, 1996, file registration number 333-05682, and are incorporated herein by reference.

    4.1 Strategic Alliance and Cross Distribution Agreement, dated July 28, 1999, by and between C.H. Werfen S.A. and Beckman Coulter Inc., filed with the SEC on May 31, 2000, under Form 20-F, is incorporated herein by reference. (Confidential materials omitted and filed separately with the Securities and Exchange Commission pursuant to a claim of confidential treatment.)

    4.2 Credit Agreement dated as of February 26, 1999, between the Company and Izasa, filed with the SEC on May 31, 2000, under Form 20-F, is incorporated herein by reference.

    4.3 Amendment to Credit Agreement, dated as of March 27, 2001, by and between the Company and Izasa, filed with the SEC on December 28, 2001, under Form 14D-9, is incorporated herein by reference.

    4.4 Loan Agreement dated as of February 26, 1999 between the Company and Werfen filed with the SEC on May 31, 2000, is incorporated herein by reference.

    4.5 Amendment to Loan Agreement dated as of March 27, 2001, by and between the Company and Werfen, filed with the SEC on December 28, 2001, under Form 14D-9, is incorporated herein by reference.

    4.6 Distribution Agreement dated as of April 6, 2001, by and between the Company and Izasa, filed with the SEC on May 31, 2001, under Form 20-F, is incorporated herein by reference. (Confidential materials omitted and filed separately with the Securities and Exchange Commission pursuant to a claim of confidential treatment.)

    4.7 Cost Sharing Agreement dated as of May 4, 2001, by and between the Company and Izasa, filed with the SEC on May 31, 2001, under Form 20-F, is incorporated herein by reference. (Confidential materials omitted and filed separately with the Securities and Exchange Commission pursuant to a claim of confidential treatment.)

    4.8 Amendment to Credit Agreement, dated as of November 9, 2001, by and between the Company and Izasa, filed with the SEC on December 28, 2001, under Form 14D-9 is incorporated herein by reference.

    4.9 Amendment to Loan Agreement, dated as of November 9, 2001, by and between the Company and Werfen, filed with the SEC on December 28, 2001, under Form 14D-9 is incorporated herein by reference.

   4.10 Deposit Agreement, among the Registrant, The Bank of New York, as Depositary, and all owners and beneficial owners from time to time of American Depositary Receipts (including as an exhibit the form of American Depositary Receipt), filed with the SEC as exhibit 4.3 on Form F-1 filed on October 22, 1996, file registration number 333-05682, and is incorporated herein by reference.

      8     List of Subsidiaries.

   10.1 Exchange Agreement dated as of December 19, 2001, by and between Izasa, the Company and Bio-Rad Industries, Inc., filed with the SEC on December 28, 2001, under Form 14D-9 is incorporated herein by reference.

   10.2 English Summary of a Syndicated Loan Agreement dated as of July 31, 2002 among Izasa Distribuciones Tecnicas S.A. and a group of financial entities.

   10.3     Section 906 Certifications.