Form 20-F
period 2003-11-30
INSTRUMENTATION LABORATORY SPA
filed 2004-05-28
CIK 1023950

UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549



                                 FORM 20-F



     (MARK ONE)

|_| REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
                                     OR
|X| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED NOVEMBER 30, 2003
                                    OR
|_|  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD ................. TO
     .................

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

                                    NONE

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:


                                                         NAME OF EACH EXCHANGE
         TITLE OF EACH CLASS                              ON WHICH REGISTERED
         -------------------                             ---------------------

     American Depositary Shares, each representing               NONE
     one Ordinary Share,(euro)0.33 par value par value per share(1)

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

     Indicate by check mark which financial statement item the registrant has elected to follow. Item 17 __ Item 18 X

--------------------------
(1)  The par value of an Ordinary Share was changed from (euro)1.29 to
     (euro)0.33 by a resolution made at the shareholders meeting of the Company on March 29, 2004.

                             TABLE OF CONTENTS


PRESENTATION OF FINANCIAL INFORMATION........................................1

Part I.......................................................................2

   Item 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS..........2

   Item 2.    OFFER STATISTICS AND EXPECTED TIMETABLE........................3

   Item 3.    KEY INFORMATION................................................4

   Item 4.    INFORMATION ON THE COMPANY....................................14

   Item 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS..................32

   Item 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES....................52

   Item 7.    MAJORITY SHAREHOLDERS AND RELATED PARTY TRANSACTIONS..........56

   Item 8.    FINANCIAL INFORMATION.........................................58

   Item 9.    THE OFFER AND LISTING DETAILS.................................59

   Item 10.   ADDITIONAL INFORMATION........................................62

   Item 11.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK....70

   Item 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES........72

Part II.....................................................................73

   Item 13.   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES...............73

   Item 14.   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY
              HOLDERS AND USE OF PROCEEDS...................................74

   Item 15.   CONTROLS AND PROCEDURES.......................................74

   Item 16A.  DISCLOSURE ON AUDIT COMMITTEE FINANCIAL EXPERT................75

   Item 16B.  CODE OF ETHICS................................................75

   Item 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES........................75

   Item 18.   FINANCIAL STATEMENTS..........................................76

   Item 19.   EXHIBITS......................................................77

SIGNATURES..................................................................79

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


     Since November 30, 2002, we have published our consolidated financial statements ("Consolidated Financial Statements") in euro. However, the Consolidated Financial Statements for the fiscal years ended on November 30, 2001, 2000 and 1999 were originally prepared in Italian lire and have been translated into euros at the rate of Lit. 1,936.27 per euro, the official rate established by the European Monetary Union on January 1, 1999. The euro did not exist prior to that date and the conversion rate used may not reflect the lire/euro exchange rate that would have applied if the euro had existed at such times. Also, for financial information thus translated from dates and periods before November 30, 2002, you should not assume that you can accurately compare this financial information with that of other companies that have translated a non-Italian lire European currency into euro. In this Annual Report, unless otherwise specified or the context requires otherwise, references to "lira", "lire" or "Lit." are to the Italian lira (singular) or to Italian lire (plural), references to "euro" or "(euro)" are to euros and references to "$", "U.S. $" or "dollars" are to United States dollars. Solely for the convenience of the reader, this Annual Report contains translations of certain euro amounts into dollars at specified rates. These translations should not be construed as representations that the euro amounts actually represent such dollar amounts or could be converted into dollars at those rates. Unless otherwise stated, the translations of euro into dollars have been made at the rate of $ 1.1995 per euro, the noon buying rate in the City of New York for cable transfers in euro certified by the Federal Reserve Bank of New York for customs purposes (the "Noon Buying Rate") on November 28, 2003. For further information regarding recent rates of exchange between euro and dollars, see "Item 3 - Key Information - Exchange Rates" "Item 3 - Risk of error in forward looking statements" and "Item 5 - Operating and Financial Review and Prospects - Currency Effects" for a discussion of how exchange rates affect us.


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

A.    NOT REQUIRED.

B.    NOT REQUIRED.

C.    NOT REQUIRED.

ITEM 2.     OFFER STATISTICS AND EXPECTED TIMETABLE

A.    NOT REQUIRED.

B.    NOT REQUIRED.

ITEM 3.     KEY INFORMATION

A.    SELECTED FINANCIAL DATA.


     The following table presents our selected consolidated financial information for the periods indicated and should be read in conjunction with, and is qualified in its entirety by reference to, the Audited Consolidated Financial Statements and "Item 5 -- Operating and Financial Review and Prospects" appearing elsewhere in this Annual Report. The selected financial information as of November 30, 2002 and 2003 and for the fiscal years ended November 30, 2002 and 2003 has been derived from the Audited Consolidated Financial Statements appearing elsewhere in this Annual Report, which have been audited by BDO Sala Scelsi Farina, S.p.A., independent public accountants, whose report appears elsewhere in this Annual Report. The selected financial information as of November 30, 1999, 2000 and 2001 and for the fiscal years ended November 30, 1999, 2000 and 2001 has been derived from our audited historical financial statements for such periods and were audited by Arthur Andersen S.p.A, independent public accountants.

     Prior to fiscal year 2002, Arthur Andersen served as our independent auditors. On August 31, 2002, Arthur Andersen LLP, an affiliate of Arthur Andersen, ceased practicing before the SEC. On November 25, 2002, we appointed BDO Sala Scelsi Farina S.p.A. as our independent auditors.

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

     As of November 30, 2002 the U.S. subsidiary retroactively changed its inventory costing from LIFO to FIFO, to conform to the group accounting practice and to follow the benchmark treatment recommended by IAS 2. This change had no effect on the fiscal 2002 statement of operations but originated a reduction of the loss reported for fiscal 2001 of
(euro)1,441,000 and a decrease in the shareholders' equity as of November 30, 1999 and 2000 of (euro)1,275,000 and (euro)1,483,000, respectively. The incremental difference between fiscal 1999 and fiscal 2000 is due to the difference of conversion rates of U.S. Dollar into euro.

     Since November 30, 2002 our financial statements have been presented in Euro. However, the financial data below for fiscal years 1999, 2000 and 2001 was originally prepared in Italian Lire and has been translated into Euro at the rate of 1,936.27 Italian Lire per Euro, the official rate established by the European Monetary Union on January 1, 1999.

                                              As of or for the year ended November 30
                                 1999 [restated]     2000 [restated]       2001 [restated]          2002               2003
                                ----------------   -------------------     ---------------    ----------------    -----------------
                                         (In thousands of Euro, except per share amounts)
INCOME STATEMENT  DATA (1)
Italian GAAP:
   Net sales and revenues....   (euro)   265,865   (euro)      275,312     (euro)  274,814    (euro)   272,591    (euro)    260,011
   Cost of sales and services            144,523               143,163             144,207             141,549              131,066
                                ----------------   -------------------     ---------------    ----------------    -----------------
      Gross profit...........            121,342               132,149             130,607             131,042              128,945
   Research and development
      costs..................             21,278                20,124              19,588              20,072               19,238
   Selling, general and
      administrative expenses             95,539                92,008              92,699              99,792               93,746
                                ----------------   -------------------     ---------------    ----------------    -----------------
      Operating income
        before amortization
        of intangible assets
        and deferred charges.              4,525                20,017              18,320              11,178               15,961
   Amortization of
      intangible assets and
      deferred charges ......             12,138                11,337               9,058               8,464                8,423
                                ----------------   -------------------     ---------------    ----------------    -----------------
      Operating income (loss)             (7,613)                8,680               9,262               2,714                7,538
   Interest income...........              1,390                 1,324               1,277                 980                  746
   Interest expense..........             12,983                15,924              15,382              12,210               10,810
   Other income (expense) net            (16,214)              (10,016)              2,018              (2,696)              (5,789)
                                ----------------   -------------------     ---------------    ----------------    -----------------
   Income (loss) before
      income taxes...........            (35,420)              (15,936)             (2,825)            (11,212)              (8,315)
   Income taxes..............              2,026                 1,536               2,916               2,549                2,703
   Minority interest.........                  -                     -                 (68)                (80)                 (67)
                                ----------------   -------------------     ---------------    ----------------    -----------------
   Net income (loss).........   (euro)   (37,446)  (euro)      (17,472)    (euro)   (5,809)   (euro)   (13,841)   (euro)    (11,085)
                                ================   ===================     ===============    ================    =================
   Net income (loss) per
      share (2)..............   (euro)     (0.85)  (euro)        (0.40)    (euro)    (0.08)   (euro)     (0.15)   (euro)      (0.12)
U.S. GAAP:
   Net income (loss).........   (euro)   (35,797)  (euro)      (21,002)    (euro)  (17,228)   (euro)   (14,781)   (euro)     (3,982)
                                ================   ===================     ===============    ================    =================
   Net income (loss) per
   share (2).................   (euro)     (0.81)  (euro)        (0.48)    (euro)    (0.24)   (euro)     (0.16)   (euro)      (0.04)

BALANCE SHEET DATA
Italian GAAP:

   Working capital...........   (euro)    12,688   (euro)       22,527     (euro)   31,393     (euro)     8,268   (euro)      6,929
   Total assets..............            416,771               375,531             353,845              341,836             303,841
   Long-term debt............            144,766               149,466             103,335               87,814              97,234
   Shareholders' equity......             73,856                46,740              98,842               80,316              61,862
U.S. GAAP:
   Working capital...........   (euro)    13,005   (euro)       23,126     (euro)   29,220     (euro)     4,094   (euro)      2,358
   Total assets.............             418,971               409,675             388,270              370,096             320,686
   Long-term debt............            144,766               149,466             108,169              108,562             102,564
   Shareholders' equity......             75,952                81,480             119,675               81,748              53,816

-----------------------------

(1)  In January 1999, we acquired Hemoliance. The Income Statement Data includes the financial results of Hemoliance from the date of acquisition.

(2)  "Net income (loss) per share" is calculated based on 44,189,477 shares outstanding for fiscal years 1999 and 2000, 72,861,028 shares outstanding for fiscal year 2001 and 90,701,104 shares outstanding for fiscal years 2002 and 2003 (the weighted average).


     Exchange Rates

     The following table sets forth, for each of the periods indicated, the high, low and average Noon Buying Rates expressed in $ per 1.00 euro to the nearest cent:

      Calendar Period       High              Low            Average*
      ---------------       -----            -----           --------
         2003               $1.26            $1.04           $1.14
         2002               $1.05            $0.86           $0.95
         2001               $0.95            $0.84           $0.89
         2000               $1.03            $0.83           $0.92
         1999               $1.18            $1.00           $1.06


     November 2003          $1.20            $1.14
     December 2003          $1.26            $1.20
      January 2004          $1.29            $1.24
     February 2004          $1.28            $1.24
        March 2004          $1.24            $1.21
        April 2004          $1.24            $1.18

--------------------------
* The average of the Noon Buying Rates on the last business day of each month during the year.

** Euro/US dollar exchange rates for periods prior to the introduction of the euro on January 1, 1999 have been calculated by applying the fixed exchange rate of 1936.27 Italian Lire/euro established by the European Monetary Union.

     On May 26, 2004, the Noon Buying Rate was $1.2102 per 1.00 euro. The above rates are given for information only, and differ from the rates used in the preparation of our financial statements included in Item 18 herein.

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

We are substantially leveraged and it may be difficult to service our debt

     We have substantial indebtedness with significant debt service requirements and are highly leveraged. At November 30, 2003 our consolidated net financial debt would have been (euro)45.2 million and shareholders' equity (euro)151.6 million, respectively, had we given effect to the capital increase and debt reduction effected in March 2004. Approximately 84% of our indebtedness is short term and is subject to repayment upon demand. We have also along with other Werfen group companies guaranteed two loans to Izasa Distribuciones Tecnicas S.A. in the principal amount of (euro)100 million and (euro)115 million. We may issue additional indebtedness in the future.

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

     In the United States, where we generated 24.2% of our fiscal 2003 net revenues, public and private efforts to reduce health care costs, including the growth of managed care organizations and Integrated Provider Networks, have had a significant impact on the critical care and, hemostasis segments of the IVD industry in terms of, among other things, cost containment efforts and centralization of purchasing decisions. Furthermore, attempts to lower costs and increase efficiencies have led to consolidation among healthcare providers in the United States. As a result of these factors, the market for our products in the U.S. remains competitive. In addition, these competitive forces continue to place constraints on the levels of overall pricing, and this has lowered the profit margins of our products sold in the U.S.

     Governmental initiatives relating to the maintenance of a single European currency, among other factors, has prompted a variety of cost containment initiatives in several European governmental and private healthcare systems. These cost containment initiatives are expected to be continuing factors that may affect our ability to maintain or increase sales or profit margins. In Italy, where we generated 29.7% of our fiscal 2003 net revenues, hospitals and other health care providers are attempting to reduce their overall costs in providing patient care. As a component of this cost, instrument suppliers, like us, have been adversely impacted as health care providers are constrained in their purchasing of instruments and consumables. Our profit margins have also been adversely affected. Similar trends are also evident in many of the other industrialized countries in which we do business, which trends may also adversely affect our financial condition and results of operations. The Italian health system is a nationalized health service in which units of government at the national, regional and local levels share payment responsibilities and policymaking authority. Under the Italian health system, accounts receivable may remain outstanding for up to 300 days on average. Such extended payment periods are accepted in the industry. As of November 30, 2003, we had (euro)26.7 million in outstanding accounts receivable from Italian governmental entities and agencies, representing approximately 35% of our outstanding trade receivables and 19% of our net sales for fiscal 2003. Although we have not experienced any write-offs with respect to these receivables, there can be no assurance that we will not experience write-offs in the future.

     Historically, we generated most of our instrument sales and sales of consumables from instruments placed in the hospital central laboratory. In the last several years, an increasing amount of the hospital IVD testing is being performed in point-of-care locations with the use of instruments specifically designed for this application. We have attempted to address this trend with the development of our own point-of-care instruments and related products. However, there can be no assurance that the market penetration of our point-of-care testing devices will continue or that we will be successful in replacing lost centralized testing-related revenue with revenue generated from sales of our point-of-care products.

We may not be able to effectively integrate our strategic acquisitions

     A key element of our strategy will be to continue to pursue strategic acquisitions of, or alliances with, companies that have products, services and technologies or industry specializations that extend or complement ours. The process of integrating acquired businesses may involve unforeseen difficulties and there can be no assurance that the potential benefits of such integration will be realized to the extent, or on the schedule, expected by us. Moreover, the integration of acquisitions or alliances may require a disproportionate amount of the time and attention of our management and our financial and other resources. Any delays or unexpected costs in connection with such integration could have a material adverse effect on our financial condition and results of operations. There can be no assurance that we will be effective in identifying or making acquisitions or in forging alliances, that any acquired business will be effectively integrated or that any acquired business or alliance will be profitable.

Beckman  Coulter is our sole  distributor  of Hemostasis  products in North
America and the Asia-Pacific region and any disruption in these arrangements will adversely affect our financial condition and results of operations

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

Fluctuations in currency rates could adversely effect our financial condition and results of operations

     Our financial condition and results of operations are affected by changes in the value of the euro against other currencies. The results of operations are adversely affected to the extent that the strengthening of the euro against other currencies affects the amount of sales reported in euro with respect to the sales made in such foreign currencies and may affect the demand for products in the countries in which such other currencies are utilized. Any decrease in the value of the euro as compared to other foreign currencies may expose us to adverse effects to the extent our payables and debt are payable in such foreign currency. Please see "Item 11 -- Quantitative and Qualitative Disclosure About Market Risk" for further discussion regarding currency exchange risks.

Various risks relating to international operations exist

     A significant portion of our earnings are attributable to operations conducted outside the United States. As a result, our business is subject to certain risks beyond our control, such as changes in laws and policies affecting trade and investment (including the protection of patents and other intellectual property), increases in tariffs and other trade barriers, varying governmental regulations in the different countries where we market our products, difficulties in managing international operations and potentially adverse tax consequences. Moreover, our operating results are also affected by changes in currency exchange rates as discussed above.

Decreased Sales in Clinical Chemistry

     We continue to rely upon OEM developed clinical chemistry instruments. We no longer sell these instruments in the U.S. We primarily sell clinical chemistry instruments in Italy, the United Kingdom, Eastern Europe and the Middle East. Over the last several years, we have experienced a significant decline in our clinical chemistry installed base. Sales for clinical chemistry represented 9.6% of our sales for fiscal 2003.

Dependence on a Single Manufacturing Facilities

     We have one primary instrument manufacturing facility located in Lexington, Massachusetts and one primary reagent manufacturing facility located in Orangeburg, New York. A single serious incident in either of these facilities, such as a fire, could result in significant interruption of production and result in loss of sales, which could adversely affect our financial condition and results of operations.

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

Our ADRs lack liquidity

     On September 3, 1999, our American Depositary Shares ceased to be listed on the Nasdaq National Stock Market. Our American Depositary Shares ("ADS") were de-listed because we no longer fulfilled the minimum per share price requirement. Our ADSs are now traded on the Pink Sheets(R) service under the symbol "ISLBY." The trading volumes for the ADSs is very limited and published American Depositary Receipt ("ADR") prices may not represent an amount that is achievable upon resale. As a result, holders of the ADRs may not be able to find purchasers for the ADRs at attractive prices or at all. An investment in the ADRs represents a significant risk.

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

We are controlled by one major shareholder

     As of May 27, 2004, Grupo CH-Werfen S.A. beneficially owns 96.4% of the outstanding Ordinary Shares, and continues to control us, including with respect to our management and the selection of our Board of Directors and the approval or prevention of certain corporate transactions which require majority shareholder approval. Jose Maria Rubiralta, who is one of our directors and executive officers, and Francisco Rubiralta, who is one of our directors, collectively own 100% of the outstanding stock of Werfen, and, as a result of such ownership, would be deemed to beneficially own all the outstanding Ordinary Shares owned by Werfen.

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

     In 1996, 590 Lincoln Street Trust filed a lawsuit alleging a release of hazardous material, on or earlier than 1988, by one of its tenants, including an affiliate of our predecessor that was an operator of the site. In connection with the 1991 acquisition of our predecessor, we assumed various obligations of this predecessor including the potential liabilities involved in this matter. As such, we were named as a defendant in this lawsuit. We have denied liability. In 2002, the case went to trial and a verdict was returned against our indemnitee. A judgment has been entered in the case in the amount of approximately 2.6 million U.S. Dollars. We have appealed the decision in the case. We believe that, in any case, the proceeding will not have a material adverse effect on our financial condition or results of operations.

     For a discussion of certain open tax matters, see Note 12 of the Audited Consolidated Financial Statements. We believe that the foregoing claims and litigation will not have a material adverse effect upon our financial condition or results of operations.

We and our shareholders face certain risks related to our former employment of Arthur Andersen as our independent auditors

     Prior to fiscal year 2002, Arthur Andersen served as our independent auditors. On August 31, 2002, Arthur Andersen LLP, an affiliate of Arthur Andersen, ceased practicing before the SEC. On November 25, 2002 we appointed BDO Sala Scelsi Farina S.p.A. as our independent auditors.

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

     o operating and net income vulnerability due to future changes in currency;

     o future liquidity requirements, capital resources and financing sources;

     o results of operations, financial condition or cash flows being materially impacted by the adoption of new accounting standards, including SFAS 144, 145, 146, 148 and 150; Interpretations Nos. 45 and 46; and EITF Issue No. 00-21;

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


Item 4.              INFORMATION ON THE COMPANY

Overview

     We are a leading worldwide developer, manufacturer and distributor of critical care and IVD instruments and related reagents, controls, other consumables and services for use primarily in hospital laboratories and hospital point-of-care locations. These products are used to identify and measure substances in a patient's blood and are an integral part of the diagnosis and treatment of patients. Our three major IVD product lines, hemostasis, critical care, and clinical chemistry, are marketed around the world. The percentage of net sales for fiscal 2003, 2002 and 2001 for each of the product lines are as follows:

                       Net Sales - IVD Product Lines
                                  2003           2002        2001

Hemostasis                        48.1%          49.4%       47.8%


Critical Care                     27.9%          28.2%       28.9%


Clinical Chemistry                 9.6%           8.9%       10.3%

     We have been a participant in the IVD market for over 40 years and have established a reputation for innovation, reliability and service. In each of our three major product lines, we utilize a systems approach by providing our customers with instruments, reagents, controls, other consumables and services in a single system. We have an extensive sales and distribution network which enables us to distribute our products in over 90 countries. Our revenue is generated from a diverse global customer base, as indicated by the percentage of net sales generated by geographical locations below:

                         Net Sales - Geographically
                                    2003         2002        2001


Europe (including Italy)           63.6%         58.3%      57.3%

Italy                              29.7%         26.8%      25.7%

U.S.                               24.2%         29.7%      29.8%

Rest of the World                  12.2%         12.0%      12.9%

     We have a large active installed base of core instruments, which generate a stream of revenues from the continuous consumption of reagents, controls, other consumables and services. Approximately 78% of our fiscal 2003 net sales were derived from sales of reagents, controls, other consumables and services. We have developed our strong market position through the introduction of innovative IVD products in our targeted product areas and continually seek to expand our position within those product areas through targeted product development efforts resulting from both our internal research and development teams and strategic alliances, as well as through acquisition or licensing of selected technologies.

     Our strategy is to be the first choice supplier of critical care and hemostasis IVD systems to the hospital, point-of-care and central laboratory markets. The key elements of our business strategy are: (1) expand point-of-care capabilities and systems; (2) develop and launch innovative products; (3) increase penetration of the U.S. IVD market; (4) achieve further cost savings; and (5) pursue selected acquisition and additional strategic alliances.

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

     Acquisition of Hemoliance. In January 1999, we acquired Hemoliance, a U.S. joint venture formed between Medical Laboratory Automation, Inc. and Ortho Clinical Diagnostics Inc., a subsidiary of Johnson & Johnson, in consideration for US$130 million. Hemoliance is a manufacturer and distributor of hemostasis systems.

     Restructuring Plan. In fiscal year 1999 and 2000, we initiated and implemented restructuring plans to achieve significant synergies and cost savings from the integration of Hemoliance's operations with our operations. The restructuring plans also involved the reduction of general and administrative expenses and other operating expenses. We have completed the following restructuring actions in the United States: ceasing operations at a facility, adopting an indirect distribution model and decreasing the number of employees involved in manufacturing, research and development, administration and service activities. In addition, in fiscal year 1999, we transferred our operations from Paderno Dugnano, Italy to existing facilities in Lexington, Massachusetts and transferred the Chromogenix business operations to other existing facilities. The closing of the Ann Arbor, Michigan facilities, and the transfer of the related operations to the Lexington, Massachusetts facility were completed in August 2000.

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

     Increase in Capital Stock in 2001. On April 20, 2001, we convened an Ordinary and Extraordinary Shareholders' Meeting at which the shareholders, among other things, resolved to increase our capital stock in an amount of
(euro)59,999,998.83. Newly issued ordinary shares were issued at (euro)1.29 per ordinary share. Izasa, for itself and as assignee of Miscel Holding B.V., agreed to subscribe for all 46,511,627 newly issued ordinary shares. All of our registered shareholders had a right to subscribe to their pro rata share of the ordinary shares offered by us. When the subscription period ended on July 1, 2001, no other shareholders had exercised these rights. In consideration for these subscribed ordinary shares Izasa canceled (euro)59,999,998.83 worth of our outstanding debt owed to it.

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

     Increase in Capital Stock in 2004. On March 29, 2004, we convened an Ordinary and Extraordinary Shareholders' Meeting at which the shareholders, among other things, resolved to increase our capital stock by a maximum amount of (euro)104,999,999.94. At the same meeting the shareholders resolved to decrease the par value of our ordinary share from (euro)1.29 to
(euro)0.33. This decision was taken as under Italian law, the total shareholders' equity of a company is required to be above two-thirds of its share capital. In a case that the total shareholders' equity is less than two-thirds of the originally paid-in amount of share capital, a company's board of directors is required to convene, within one year, a meeting of the shareholders and the shareholders must decide the best mean to address this shortfall. Newly issued ordinary shares were issued at the new par value of (euro)0.33 per ordinary share. An affiliate of Izasa, IL Holding S.p.A, subscribed its pro rata share, 85.4%, of the new ordinary shares. All of our registered shareholders and holders of ADSs (subject to an exemption from the registration requirements under the U.S. securities laws) had a right to subscribe to their pro rata share of the ordinary shares offered by us. When the subscription period ended on May 26, 2004, no other shareholder had exercised these rights, and an affiliate of Izasa, IL Holding S.pA. owned 96.4% of our outstanding shares. In consideration for these ordinary shares subscribed, the Company agreed to cancel the outstanding debt of (euro)89,700,595 the Company owed to IL Holding S.p.A.

     See "Item 5 - Operating and Financial Review and Prospects" for a discussion of our capital expenditures.

Product Lines

     We have three core product lines:

     o    Hemostasis systems, representing 48.1% of fiscal 2003 net sales;

     o Critical care systems, representing 27.9% of fiscal 2003 net sales; and

     o Clinical chemistry systems, representing 9.6% of fiscal 2003 net sales.

     In  addition,   we  generate  sales  from   distribution  of  products
manufactured by third parties (collectively, "Distributed Products"), which represented 14.4% of our fiscal 2003 net revenues.

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

     The Venture Planning Group, which provided the basis for our hemostasis market share information, estimated the 2002 worldwide market for hemostasis systems in which we operate at approximately $804.9 million (representing sales of instruments, reagents, controls, other consumables and services). Approximately 30% of such revenues were derived from the United States, 40% were derived from Western Europe, 17% were derived from Japan and 13% were derived from the rest of the world. Hemostasis systems are primarily sold to hospital laboratories and independent clinical laboratories. The overall market is relatively mature, with sales of instruments consisting primarily of replacement of older instruments.

     We believe that, based on revenue generated from reagents and instruments, in 2002 we had the second largest overall market share in the worldwide hemostasis systems market with a market share of approximately 25% of end-user sales. Of our fiscal 2003 sales attributable to hemostasis systems, approximately 60.6% were derived from Europe (22.2% from Italy), 27.8% from the United States and 11.6% from the rest of the world. In 2003, reagents, controls and other consumables comprised approximately 76% of the revenues in the worldwide hemostasis market. We believe that the worldwide hemostasis market, including instruments, reagents, controls and other consumables, will continue to grow primarily through increased demand for specialty tests, expanded test menus, advances in testing for risk assessments and growth of point-of-care testing.

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

     For instruments, we plan to continue to maintain our strong position within the low-to-medium throughput segment of the hemostasis market by upgrading our instruments to meet customers' needs. In addition, we are also developing instruments for the high throughput end of the hemostasis market, which includes the ACL TOP that we will begin commercialization in 2004. The ACL TOP provides customers with testing process automation with high throughput, continuous operation and broad test menu of routine and specialty assays. With the introduction of the ACL TOP and our reagent menu, our hemostasis systems will provide solutions to the low to high market segments.

     The following sets forth our principal hemostasis products, the instrument list prices of which range from $16,600 to $79,500 for instruments currently marketed:

                                Fiscal Year of           Target Market
            Name              Introduction/Status         Segment (1)      Features
-----------------------------------------------------------------------------------------------------------------------------------
ACL FAMILY
   ACL 100 family                   1988                Low to Medium      o     Low-cost automated operation
                                                                           o     Walk-away capability (i.e., ability of operator
                                                                                 to load samples and walk away)

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

   ACL 8000/9000/10000 family       2000                Low to Medium      o     Increased  reagent and sample capacity
                                                                           o     Increased walk-away capability
                                                                           o     Automatic rotor changer (ACL 9000/10000)
                                                                           o     Decapper-Recapper interface capability
                                                                                 (ACL 10000)
                                                                           o     Chromogenic and immunological testing capability

   ACL Advance                      2000               Medium to High      o     Increased throughput, fully automated
                                                                           o     Increased walk-away capability
                                                                           o     Chromogenic and immunological testing capability
                                                                           o     Increased on-board reagents

ACL TOP                             2004                    High           o     Broad test menu for routine and specialty
                                                                                 assays:  Clotting, chromogenic and
                                                                                 immunological
                                                                           o     High throughput and continuous operation
                                                                           o     Windows(R)2000 software and touch-screen
                                                                           o     Automated reagent management, automated
                                                                                 QC, automated maintenance
                                                                           o     Bar-coded vials for all materials
                                                                           o     Closed-tube sampling with cap-piercing (in
                                                                                 development)
                                                                           o     Lab Automation System capability (in
                                                                                 development)
HEMOLIANCE/MLA FAMILY
   ELECTRA 1400C                    1995                Low to Medium      o     Integral bar code reader
                                                                           o     Walk-away capacity
                                                                           o     Chromogenic testing capability

   ELECTRA 1800C                    1997               Medium to High      o     Cap-piercing
                                                                           o     External Barcode reader
                                                                           o     Increased walk-away capacity
                                                                           o     Chromogenic testing capability
GEM
   GEM / PCL                        1998                Point-of-Care      o     Rapid, reliable results
      Coagulation System                                                   o     Whole blood
                                                                           o     Portable, hand-held
REAGENTS
   PT and APTT tests              Various                    N/A           o     Company manufactured
   Specialty tests                Various                    N/A           o     Manufactured through both internal development
   Immunological tests            Various                    N/A                 and OEM

Controls and Calibrators          Various                    N/A           o     Company manufactured
-------------------------

(1) In terms of throughput. Low throughput generally is less than 50 tests per hour. Medium throughput generally is between 50 and 150 tests per hour.
High throughput generally is more than 150 tests per hour.


     Critical Care Systems

     Critical care tests are typically performed on patients undergoing emergency procedures or otherwise facing life-threatening conditions. Our critical care products include blood gas, electrolyte, metabolite, coagulation and Co-Oximetry analyzers, as well as instruments that include a combination of these five analyte groupings, together with the associated reagents, controls and other consumables and services. Our critical care instruments are focused on the needs of hospital central laboratories, respiratory therapy laboratories and the critical care areas of a hospital, such as STAT (emergency) laboratories, intensive care units, operating rooms and emergency rooms, which we target with our line of point-of-care products. Blood gas analyzers test the level of oxygen and carbon dioxide in a patient's body and the patient's acid/base (pH) levels. Our principal blood gas products include the GEM Premier 3000 and the Synthesis family of products. Electrolyte analyzers measure sodium, potassium, ionized calcium, pH and chloride which are necessary for the proper functioning of the heart and other muscles. Our principal electrolyte products include the ILyte family of products. Co-Oximetry analyzers measure the patient's ability to transport oxygen. Our principal Co-Oximetry products include the IL 682 Co-Oximeter and GEM OPL. Blood gas analyzers are primarily used in hospitals, specifically in respiratory therapy departments, central laboratories and in many of the critical care areas of the hospital, such as intensive care units, emergency rooms and operating rooms. Blood gas instruments must be continuously maintained and calibrated to ensure the instrument's preparedness for STAT blood gas analysis. Each instrument uses a substantial amount of reagents, controls, calibrators and other consumables during normal operation. We offer an extensive line of calibrating gases and reagents, replacement electrodes and membranes, cleaning solutions, data management systems, controls and calibrators for its critical care systems.

     The Boston Biomedical Consultants (BBC) report, which provided the basis for our critical care market share information, estimated the 2002 worldwide IVD critical care market in which we operate at approximately US$587.7 million (representing sales of instruments, reagents, controls, and other consumables). Approximately 39% of such revenues were derived from the United States, 30% were derived from Europe, and 31% were derived from the rest of the world. Revenue from reagents, controls, and other consumables represents a substantial majority of the revenues in the worldwide critical care market. The additional capabilities provided by blood gas analyzers, such as greater ease-of-use, lactate and glucose measurement, and the ability to analyze samples nearer to the patient, have resulted in increased industry systems placements through the replacement of older and less capable instruments.

     We believe that in 2002 we had the third largest worldwide market share in the critical care market, with an estimated market share of approximately 14%. Of our fiscal 2003 revenues attributable to critical care systems, approximately 48.2% were derived from Europe (15.4% from Italy), 38.2% from the United States and 13.6% from the rest of the world.

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

     The following sets forth our principal critical care products, the instrument list prices for which range from US$4,000 to US$25,000 for instruments currently marketed:

                                  Fiscal Year of
            Name               Introduction/ Status   Important Characteristics
----------------------------------------------------------------------------------------------------------------------------------
BLOOD GAS
   IL 1600 family                  1994               o    Versatile, reliable and moderately priced blood gas analyzers
   GEM Premier Plus                1996               o    Point-of-care blood gas and electrolyte system which provides fast and accurate results
                                                      o    Utilizes a multi-use disposable cartridge, each capable of performing
                                                           150 to 300 tests, instead of traditional gas tanks, membranes and other solutions
   GEM Premier 2100                1998               o    Integrated GEM Premier Plus and GEM PCL system.  First to integrate blood gas, electrolyte and coagulation measurements
   GEM Premier 3000                2000               o    Extended cartridge life
                                                      o    Smaller sample size
                                                      o    Integration of external point-of-care systems (i.e., GEM PCL)
                                                      o    Expanded menu
   Synthesis family                1997               o    New family of critical care instruments
                                                      o    First instrument to integrate blood gas, Co-Oximetry, electrolyte and glucose functions in a single instrument using a single sample and channel
                                   2000               o    1740 - expanded menu, without Co-Oximetry testing
                                                      o    1745 - expanded menu, with Co-Oximetry testing
   GEM PCL                         1998               o    Point-of-care coagulation hand-held system for the rapid measurement of PT, APTT and LR-ACT

CO-OXIMETRY
   IL 682 Co-                      1995               o    Operates as independent system, or electronically links to IL 1600
   Oximeter                                                family and Synthesis family
   GEM OPL                         2000               o    Point-of-care co-oximetry testing
ELECTROLYTES
   ILyte Family                    1994               o    Low-cost, easy-to-use system for the measurement of electrolyte panels
DATA MANAGEMENT
   IMPACT                          1997               o    Solves the primary barrier to point-of-care IVD growth (i.e., patient and instrument data consolidation and verification)
                                                      o    Enables hospital management to consolidate and control data from all
                                                           IL blood gas systems regardless of location within the hospital
GEMweb                             2001               o    Web-based remote instrument management system
CONTROLS AND CALIBRATORS         Various              o    Broad line of specific and multi-analyte controls for blood gas/Co-Oximetry/electrolyte/glucose, including patent protected technologies
  IQM                              2003               o    Revolutionary automated quality control and quality assurance system for GEM Premier 3000 analyzers


Clinical Chemistry Systems

     Clinical chemistry systems are used for routine and emergency tests to analyze bodily fluids, including serum, urine and spinal fluids for diagnostic profiles, such as cholesterol levels, anemia, cardiac and hepatic diseases, the level of therapeutic drugs and the presence of drugs of abuse.

     Our principal clinical chemistry instrument is the ILab 600, which is designed for the low-to-medium throughput end of the market, and was launched in 1998. Of our fiscal 2003 sales attributable to clinical chemistry systems, approximately 81.5% were derived from Europe (40.2% from Italy), 2.5% from the United States and 16.0% from the rest of the world. We sell our clinical chemistry system to clinical and specialty laboratories primarily located in hospitals, as well as to clinical reference laboratories and veterinary laboratories. This relatively mature market is very competitive and price-sensitive, with instrument sales consisting primarily of replacement of older instruments.

     Over the past several years, the market for new placements of clinical chemistry systems has significantly declined, and we have experienced a related decline in our clinical chemistry installed base. Currently the majority of our clinical chemistry products are sold in Europe, while clinical chemistry sales in the rest of the world continue to decline. One reason we sold our Ascoli factory and streamlined our production facilities into the leased Ascoli facility is that our clinical chemistry sales are now primarily focused in Europe. Prior to fiscal 1997, our principal clinical chemistry instrument was the Monarch. The Monarch had not been substantially revised since 1991 and we ceased its production in fiscal 1996. With no comparable replacement product, we have experienced a significant decline in our clinical chemistry installed base and reduced sales of reagents and other consumables relating to this decline in the installed base. Although we launched ILab 600 in 1998 and ILab 300 plus in 2002, we continue to experience lower sales in chemical chemistry.

     We source all of our clinical chemistry instruments on an OEM basis, while retaining responsibility for reagent production, marketing, product support and advice. Since 1998, due to the competitive pressures existing in the U.S. clinical chemistry market, we decided to discontinue placements of new chemistry systems in the U.S., while continuing to provide reagents, disposables and service to the existing installed base. We primarily market these products in Italy, the United Kingdom, Eastern Europe and the Middle East.

     In addition, we manufacture a line of clinical chemistry control products, including assayed routine clinical chemistry controls, therapeutic drug controls and urine chemistry controls, which are sold for use with both our and other manufacturers' systems. We primarily seek to enter into arrangements with OEMs and other developers of reagents.


     The following sets forth our principal clinical chemistry instruments, the instrument list prices of which range from US$49,700 to US$128,200:

                                     FISCAL YEAR OF           TARGET MARKET
             NAME                  INTRODUCTION/STATUS         SEGMENT(1)      FEATURES
-----------------------------------------------------------------------------------------------------------------------------------
       ILAB FAMILY
           Ilab 600                       1998               Low to Medium     o     Floor standing
                                                                               o     64 tests on line, plus ISE
                                                                               o     70 reagents on board
                                                                               o     Throughput 400 photometric plus ISE
                                                                               o     Fully random access

        Ilab 300 plus                     2002                    Low          o     Ease of use
                                                                               o     35 tests on line, plus ISE
                                                                               o     35 reagents on board
                                                                               o     Throughput 200 photometric plus ISE


       REAGENTS AND CONTROLS             Various                  N/A          o     Broad line of substrates, enzymes, TDM and DAT

------------------

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

     In connection with Beckman Coulter's agreement to serve as the exclusive distributor of certain of our products, directly or through its affiliates (collectively "Beckman Coulter"), we serve as the exclusive distributor of Beckman Coulter's hematology, flow cytometry and scientific product lines in Austria and Italy. Approximately 11.8% of our fiscal 2003 net sales were derived from sales of Beckman Coulter's products.

     We also distribute in Italy, France, Germany, the United Kingdom and in the Benelux Countries certain products of Biokit, S.A., a majority owned subsidiary of Werfen, which develops and manufactures microbiology test kits and reagents for the diagnosis of infectious diseases.

POINT-OF-CARE

     Over the last few years, an increasing amount of the hospital IVD testing is being performed in point-of-care locations with the use of systems specifically designed for testing at or near the point of patient care. We seek to exploit this trend by developing and increasing the installed base of our own point-of-care instruments and related products. In 1996, we introduced the GEM Premier Plus product line for point-of-care blood gas and electrolyte testing. We launched GEM Premier 3000 product for point-of-care testing in April 2000. We have also expanded our point-of-care capability to our hemostasis product line. For example, we introduced the GEM PCL point-of-care testing system in 1998.

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

CUSTOMERS

     We have a broad customer base that includes primarily hospital laboratories, clinical reference laboratories and point-of-care locations within the hospital market. Although we sell our products worldwide, our sales are concentrated in Italy, where many of the hospitals are managed and funded by regional governments, and the United States. No single end-user customer represented more than 5% of our fiscal 2003 net revenues.

INSTRUMENT PLACEMENTS

     Most of our instrument placements in our three core product lines are sold directly to customers and distributors, and a minority are sold to third-party lessors, either directly or through the sale to various third-party lessors via a lease agreement with its customer, or are financed by us. One of the financing methods offered by us to offset the large up-front costs of purchasing its systems is the reagent rental agreement. Pursuant to a reagent rental agreement, the customer leases the instrument, often at a nominal lease rate, while we retain title to the instrument. The agreement requires the customer to purchase reagents and service from us for the life of the instrument lease. We invested approximately (euro)19.9 million, (euro)21.6 million and (euro)17.0 million in reagent rental agreements in fiscal 2001, 2002 and 2003, respectively.

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

COMPETITION

     The IVD industry is highly competitive, and we encounter competition from several manufacturers in both domestic and foreign markets. Many of our competitors are significantly larger and have greater resources than us. Moreover, we encounter different competitors in each of our key product lines, and there can be no assurance that we will not encounter increased competition in the future, which could have a material adverse effect on our business. Our principal competitors in the critical care product line are Bayer and Radiometer A/S; and in our hemostasis product line are Dade-Behring Inc. and Diagnostica Stago S.A. We have numerous competitors in our clinical chemistry product line.

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

RESEARCH AND DEVELOPMENT

     We maintain an active research and development program focused on developing and commercializing products which complement and update our existing product offerings. We devote significant resources to the continued development and introduction of new products and believe that we are a leader in the introduction of innovative critical care and hemostasis IVD products. Our product development resources will continue to focus on:
(1) broadening test menus through the introduction of new reagents; (2) upgrading instrument capabilities, including continued introduction of easier-to-use and lower-cost systems; (3) applying core technologies, either developed internally or through strategic alliances or through acquisitions, to enter new market segments and to broaden product offerings; and (4) broadening and improving current near-patient product offerings. We develop our products through our research and development team and, where strategically beneficial, through university alliances, instrument OEMs and other strategic partnerships. Our research and development expenditures for fiscal 2001, 2002 and 2003 were (euro)19.6 million, (euro)20.1 million and (euro)19.2 million, respectively, representing 9.3%, 9.5% and 9.7% respectively, of our net sales for such years (excluding revenues from products distributed by us for third parties).

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

     A series of voluntary international quality standards, specific to medical devices, known as ISO 13485, exist for manufacturing, installation, research and development and other areas of our operations. ISO 13485 status at a manufacturing facility indicates to a purchaser that the product was produced in a facility that adheres to a stringent and uniform quality standard. Our facilities in Lexington, Massachusetts and Orangeburg, New York are certified according to the ISO 13485 standard. The Ascoli Piceno plant is certified according to both the ISO 13488 and ISO 9002 standards.

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

     In October 2001, we entered into a one-year supply contract with Premier Purchasing Partners. This contract was extended for one-year additional term in September 2002 and for a three-year additional term in September 2003.

     The principal distributors of our products are Beckman Coulter and Izasa. Izasa has been our distributor in Spain and Portugal and in 2001 we signed an agreement granting them exclusive distribution rights. Pursuant to the agreement Izasa is the exclusive distributor of our entire product line in Spain and Portugal. Sales to Izasa accounted for 3.9%, 3.3% and 3.5% of our net revenues in fiscal 2001, 2002 and 2003, respectively. See "Item 7--Majority Shareholders and Related Party Transactions." Pursuant to the current agreement with Beckman Coulter, Beckman Coulter is the exclusive distributor of our hemostasis systems in the United States, Canada, Australia, New Zealand, China and certain other countries. Sales to Beckman Coulter accounted for 14.1% of our net revenues in fiscal 2003, 17.6% in fiscal 2002 and 17.3% in fiscal 2001.

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

     A manufacturer may seek FDA clearance to distribute a new medical device by filing a 510(k) pre-market notification. A 510(k) pre-market notification requires the manufacturer of a medical device to establish that the device is "substantially equivalent" to a medical device legally marketed in the United States. The 510(k) pre-market notification must be accompanied by appropriate information or data establishing the claim of substantial equivalence, which, depending on the type of product, may require clinical data. If this substantial equivalence is established to the satisfaction of the FDA, the manufacturer will receive FDA clearance for marketing of the medical device. If the manufacturer cannot establish substantial equivalence or if the FDA determines that a device requires a more rigorous review, the FDA will require that the manufacturer submit a PMA ("pre-market approval") application prior to obtaining approval to market the device in the United States, which process is expensive and time-consuming, generally taking more than two years and often substantially longer.

     All of our currently-marketed products have received FDA clearance pursuant to 510(k) pre-market notifications or are classified as exempt from this process. Although we anticipate that, at least in the near-term, our products will be evaluated under the 510(k) pre-market notification process, there can be no assurance that our current or future products will not be subjected to the PMA process or that our current or future products in development will receive FDA marketing clearance.

     In addition, we have made modifications to our cleared products, which we believe do not require submission of new 510(k) notices per the available FDA guidance documents. There can be no assurance, however, that the FDA would agree with any of our determinations and not require us to submit new 510(k) notices for any of the changes made to its products.

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

     Our facilities are also subject to inspection on a routine basis by federal and state agencies, including the FDA, to ensure that we are in compliance with Good Manufacturing Practices. These regulations require that we control our quality systems and maintain our documents in a prescribed manner with respect to research and development, manufacturing, testing, quality control and servicing activities. The FDA also conducts unannounced audits, but routine inspections occur approximately once every two years. Other FDA requirements govern product labeling and prohibit a manufacturer from marketing an approved device for unapproved applications. Clinical laboratories in the United States are regulated under the Clinical Laboratory Improvement Act ("CLIA"), which requires all clinical laboratories to meet specified standards depending on the level of test complexity in the areas of personnel qualification, administration, participation in proficiency testing, patient test management, quality control, quality assurance and inspections, categorization of which is the responsibility of the FDA. The majority of our tests are classified as moderate complexity tests. There can be no assurance that these tests will not be recategorized, or that other tests performed on our other products will not be categorized to a higher level of complexity or that such categorization or regulations and future administrative interpretations of the CLIA would not have a material adverse effect on our financial condition and results of operations.

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

     In addition, international sales of medical devices manufactured in the United States but not cleared by the FDA for distribution in the United States are subject to FDA export requirements.

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

C.         ORGANIZATIONAL STRUCTURE

     As discussed above under "Item 4 -- Information on the Company --- Background," we are part of a group of companies that is dedicated to manufacturing and distributing health care products. Our basic organizational structure is as follows:

                  [Graphic Omitted - Organizational Chart]

                Jose Maria Rubiralta and Francisco Rubiralta
                                                100%
                              Grupo CH-Werfen

                                                81.67%

                     Izasa Distribuciones Tecnicas S.A._ _ _ _ _ _ _ _ _
                                                                        |
                                                100%                    |
                                                                        |
                            Miscel Holding B.V.                         |
                                                                      59.7%
                                                40.3%                   |
                                                                        |
                             IL Holding S.p.A. _ _ _ _ _ _ _ _ _ _ _ _ _|

                                                96.4%

                     Instrumentation Laboratory S.p.A.

                                Subsidiaries




     All of our subsidiaries are wholly owned except for Instrumentation Laboratory (Lietuva) B.I., of which we own 67%. Our significant subsidiaries include: Instrumentation Laboratory GmbH (Germany), Instrumentation Laboratory GmbH (Austria), Instrumentation Laboratory U.K. Ltd. (U.K.), Instrumentation Laboratory S.A. (France), Instrumentation Laboratory Belgium N.V. (Belgium), Instrumentation Laboratory Group B.V. (Holland), Instrumentation Laboratory (Netherlands) B.V. (Holland), Instrumentation Laboratory (Lietuva) B.I. (Lithuania), Instrumentation Laboratory Espana, S.L., IL Japan Co' Ltd (Japan), Instrumentation Laboratory Company (U.S.A.), IL Sensor Systems, Inc. (U.S.A.) (formerly Mallinckrodt Sensor Systems, Inc.), IL Diagnostic, S.A. de C.V. (Mexico), Medical Laboratory Automation Inc., Lessix AB (Sweden), Chromogenix Holding AB (Sweden) and Chromogenix AB (Sweden).

     We completely liquidated our wholly owned subsidiaries Instrumentation Laboratory AG (Switzerland), Instrumentation Laboratory (France) S.a.r.l. and Labgas S.a.r.l. (France) in 2001.

     On March 24, 2004 the Company's Board of Directors approved the liquidation of the subsidiaries "Lessix AB", "Chromogenix Holding AB" and "Chromogenix AB", but these subsidiaries have not yet been liquidated.



D.   PROPERTY, PLANTS AND EQUIPMENT

     The general location, use and approximate size of the principal physical properties used by us are set forth below as at November 30, 2003.

------------------------------------ ------------------------- ------------------- --------------------
                                                                  OWNED/LEASED         APPROXIMATE
                                                               (EXPIRATION DATE          AREA IN
             LOCATION                      PRIMARY USE             OF LEASE)           SQUARE FEET
             --------                      -----------         ----------------        -----------
------------------------------------ ------------------------- ------------------- --------------------

Milan, Italy                         Europe, Middle East,            Leased               88,000
                                     Africa and Latin            (expires 2007)
                                     America Headquarters;
                                     sales and marketing
------------------------------------ ------------------------- ------------------- --------------------

Lexington, Massachusetts             U.S. and Canada                 Leased              140,000
                                     Headquarters;               (expires 2006)
                                     instrument
                                     manufacturing; research
                                     and development;
                                     quality assurance;
                                     instrument software
------------------------------------ ------------------------- ------------------- --------------------
Orangeburg, New York                 Reagent manufacturing           Owned               100,000
------------------------------------ ------------------------- ------------------- --------------------
Ascoli Piceno, Italy                 Reagent manufacturing           Leased               21,500
                                                                 (expires 2006)
------------------------------------ ------------------------- ------------------- --------------------


     In addition to the facilities described above, we lease other non-principal facilities for sales, distribution and marketing. We monitor our production requirements as compared with our production capacity. We believe that the existing facilities and their level of utilization are sufficient for our current and reasonably anticipated future needs for productive capacity.

ENVIRONMENTAL MATTERS

     We are subject to environmental laws in the jurisdictions in which we operate. We do not currently anticipate any material adverse effect on our operations or financial condition as a result of our efforts to comply with, or our liabilities under, environmental laws. We do not currently anticipate any material capital expenditures for environmental control facilities. Some risk of environmental liability is inherent in our business, and there can be no assurance that material environmental costs will not arise in the future. In particular, we might incur capital and other costs to comply with increasingly stringent environmental laws and enforcement policies. Although it is difficult to predict future environmental costs, we do not anticipate any material adverse effect on our results of operations, financial condition or competitive position as a result of future costs of environmental compliance.

ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS


     The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our Audited Consolidated Financial Statements for the fiscal years ended November 30, 2001, 2002 and 2003 included elsewhere in this report. The financial statements have been prepared in accordance with Italian GAAP, which differs in certain significant respects from U.S. GAAP. For a discussion of the principal differences between Italian GAAP and U.S. GAAP as they relate to our Consolidated Financial Statements, see Notes 21 and 22 to the Consolidated Financial Statements.

OVERVIEW

     We derive revenue from selling and leasing specialized medical instruments and consumables used in these instruments. Periods containing increased sales of installed instruments generally result in increased revenues and lower margins assuming all other factors remain static. In the long run, increasing the installed base of instruments is the path to increasing the sales of the higher margin consumables. The majority of our instrument sales during the years ended November 30, 2002 and 2003 have resulted from replacing older units. It is frequently the case that new instruments are more efficient, enabling them to perform more tests than older equipment and therefore using less consumables. Thus any major increase in sales of new installed instruments will be met with lower sales of consumables. As a result, a unit by unit analysis of the installed base, while a useful measure, is not necessarily indicative of a business line's performance.

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

     For the year  ended  November  30,  2003,  we  recorded  a net loss of
(euro)11.1 million as compared to a net loss of (euro)13.8 million for the year ended November 30, 2002 and a net loss of (euro)5.8 million for the year ended November 30, 2001. The net losses reported in fiscal years 2003, 2002 and 2001 were largely attributable to a low level in the gross margins of the Company's core product lines, significant research and development costs, increased goodwill amortization and higher interest expense resulting from the acquisition of Hemoliance. In fiscal years 2003, 2002 and 2001 the Company experienced a stabilization in prices for most of its product lines. However, while prices generally stabilized, the pricing level remains low due to prior years reductions. The result from operations continue to be significantly affected by competitive pricing pressures and customer consolidation. Research and development costs also continue at a high level, due to the Company's continued investment in product development to broaden its product offerings within its two core product lines to meet the changing demands of its markets and to better address the areas of highest growth within these markets. While the Company believes that its profitability will continue to be negatively affected by these industry factors at least for the near term, management designed and implemented plans to improve the results of operations and the Company believes it is taking the steps necessary to achieve sustainable growth through improved operating performance.

     On May 26, 2004 IL Holding S.p.A., an affiliate of Izasa, subscribed for 271,819,984 of our ordinary shares. In consideration for these ordinary shares the affiliate of Izasa, IL Holding S.p.A., cancelled a certain portion of our outstanding debt owed to it equal to (euro)89.7 million. Our outstanding net indebtedness as of November 30, 2003 would have been
(euro)45.2 million after giving effect to the May 26, 2004 debt reduction.


CRITICAL ACCOUNTING POLICIES

     Our significant accounting policies are more fully described in Note 3 to our Consolidated Financial Statements. However, in accordance with recent Securities and Exchange Commission guidance, those material accounting policies which we believe are particularly important to the understanding of our financial statements are discussed below. In applying these policies, our management uses its judgment to determine certain estimates. Those estimates are based on our historical experience, terms of existing contracts, our observance of trends in the industry, information provided by our customers and information available from other sources, as appropriate. Our significant accounting policies include:

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

Property, plant and equipment, goodwill and other intangibles

     Property, plant and equipment, goodwill and other intangibles are amortized over their useful lives. Useful lives are based on management's estimates of the period that the assets will generate revenue. We assess the future useful life of property, plant and equipment, goodwill and other intangible assets whenever events or changes in circumstances indicate that the current useful life might have diminished. We consider future undiscounted cash flow in assessing the recoverability of these assets. If any impairment is identified, any excess of the carrying value over fair value is recorded as a loss. Future discounted cash flow is used as a basis for estimating fair value when quoted market prices are not readily available.

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

Derivatives

     We enter into derivative transactions to hedge specific transactions as well as to reduce our exposure to interest rate and foreign exchange risks. The interest rate differentials to be received or paid on interest rate swaps and other interest rate agreements designated as hedges of specific underlying debt instruments are included in interest income or expense on an accrual basis over the period hedged. Foreign exchange derivatives (options) are used to hedge future expenses denominated in foreign currencies, but are not designated against specific future transactions. At the reporting date, these options are accounted for at estimated fair market value. The resulting losses are recognised in the statement of operations, while the resulting gains are accounted for only when realized.

PRIOR DEVELOPMENTS

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

     As of November 30, 2002 the U.S. subsidiary retroactively changed its inventory costing from LIFO to FIFO, to conform to the group accounting practice and to follow the benchmark treatment recommended by IAS 2. This change had no effect on the fiscal 2002 statement of operations but originated a reduction of the loss reported for 2001 of (euro)1,441,000 and a decrease in the shareholders' equity as of November 30, 1999 and 2000 of
(euro)1,275,000 and (euro)1,483,000, respectively. The incremental difference between 1999 and 2000 is due to the difference of conversion rates of U.S. Dollar into euro.

RESULTS OF OPERATIONS

     The following table sets forth statement of operations data for the years ending November 30, 2001, 2002 and 2003, expressed as a percentage of consolidated net sales.

                                                                                             YEAR ENDED NOVEMBER 30,
                                                                     -------------------------------------------------------------
                                                                            2001                   2002                 2003
                                                                     -------------------     ------------------     --------------
Net sales                                                                    100.0%                100.0%               100.0%
Cost of sales.......................................................          52.5                  51.9                 50.4
                                                                     -------------------     ------------------     --------------
            Gross profit............................................          47.5                  48.1                 49.6
Research and development costs......................................           7.1                   7.4                  7.4

Selling, general and administrative expenses........................          33.7                  36.6                 36.1
                                                                     -------------------     ------------------     --------------
Operating income before amortization of intangible assets and
deferred charges....................................................           6.7                   4.1                  6.1

Amortization of intangible assets and deferred charges..............           3.3                   3.1                  3.2
                                                                     -------------------     ------------------     --------------
Operating income ...................................................           3.4                   1.0                  2.9
Net interest expense................................................           5.1                   4.1                  3.9
Other (income) expense, net.........................................          (0.7)                  1.0                  2.2
Income taxes........................................................           1.1                   0.9                  1.0
                                                                     -------------------     ------------------     --------------

            Net loss................................................          (2.1)%                (5.0)%               (4.2)%
                                                                     ===================     ==================     ==============


COMPARISON OF FISCAL YEARS ENDED NOVEMBER 30, 2003 AND 2002

                                              YEAR ENDED NOVEMBER 30,       YEAR ENDED NOVEMBER 30,                 PERCENTAGE
                                                      2002                          2003                       INCREASE/(DECREASE)
                                              -----------------------       -----------------------            -------------------
NET SALES BY PRODUCT LINES
Net sales (in millions of (euro))
    Hemostasis                                         134.8                        125.0                             (7.3)%
    Critical care                                       76.8                         72.6                             (5.5)%
    Clinical chemistry                                  24.3                         24.9                              2.5%
    Other                                               36.7                         37.5                              2.2%
    Total net sales                                    272.6                        260.0                             (4.6)%


     Net sales decreased (euro)12.6 million or 4.6% to (euro)260.0 million in the year ended November 30, 2003, from (euro)272.6 million in the year ended November 30, 2002. This decrease is a result of lower sales in our hemostasis and critical care business lines.

                                              YEAR ENDED NOVEMBER 30,       YEAR ENDED NOVEMBER 30,                 PERCENTAGE
                                                      2002                          2003                       INCREASE/(DECREASE)
                                              -----------------------       -----------------------            -------------------
NET SALES GEOGRAPHICALLY
Net sales (in millions of (euro))
     United States                                      80.9                         63.0                            (22.1)%
     Europe                                            159.0                        165.5                              4.1%
     Rest of the World                                  32.7                         31.5                             (3.7)%
     Total net sales                                   272.6                        260.0                             (4.6)%


     Geographically, this decrease in net sales is also due to the strengthening of the euro against the U.S. dollar. Sales in the U.S. denominated in dollars decreased by $5.2 million (or 6.9%) but decreased by
(euro)17.9 million (or 22.1%) when translated in euro. Sales in Europe increased by (euro)6.5 million (or 4.1%). Sales in the rest of the world, also denominated in U.S. dollars, increased by $4.6 million (or 15.1%) but decreased by (euro)1.2 million (or 3.6%) when translated in euro. Overall unit placements of core instruments increased 7.8% in the year ended November 30, 2003, versus the same period of fiscal 2002.

     The following paragraphs summarize the results for our three main business segments.

     Hemostasis


                                              YEAR ENDED NOVEMBER 30,       YEAR ENDED NOVEMBER 30,                 PERCENTAGE
                                                      2002                          2003                       INCREASE/(DECREASE)
                                              -----------------------       -----------------------            -------------------

HEMOSTASIS BUSINESS UNIT
Net sales (in millions of (euro))
    United States                                       45.6                         34.6                            (23.7)%
    Europe                                              73.7                         75.8                              2.8%
    Rest of the World                                   15.5                         14.6                             (6.5)%
    Total Hemostasis Business Unit                     134.8                        125.0                             (7.3)%
Percentage of total net sales                           49.4%                        48.1%                            (2.0)%


           Net sales attributable to the hemostasis business unit in the year ended November 30, 2003 decreased 7.3% to (euro)125.0 million from
(euro)134.8 million in the year ended November 30, 2002. Sales increased in Europe and in the rest of the world, but decreased in the U.S. The main reason for the decrease in sales denominated in euro was the weakening U.S. dollar, but the decrease was also contributed by lower sales to our U.S. sole distributor, Beckman Coulter. We believe that Beckman Coulter's unit sales increased in the U.S., but our lower sales to Beckman Coulter were a result of Beckman Coulter trying to decrease their existing inventories. Unit placements of core instruments within the hemostasis business unit increased 1.6% in the year ended November 30, 2003 versus the same period of fiscal 2002.

           Critical Care

                                              YEAR ENDED NOVEMBER 30,       YEAR ENDED NOVEMBER 30,                 PERCENTAGE
                                                      2002                          2003                       INCREASE/(DECREASE)
                                              -----------------------       -----------------------            -------------------
CRITICAL CARE BUSINESS UNIT
Net sales (in millions of (euro))
    United States                                       33.8                         27.8                            (18.0)%
    Europe                                              33.9                         35.0                              3.2%
    Rest of the World                                    9.1                          9.8                              7.8%
    Total Critical Care Business Unit                   76.8                         72.6                             (5.5)%
Percentage of total net sales                           27.9%                        28.2%                            1.06%


     Net sales attributable to the critical care business unit in the year ended November 30, 2003 decreased 5.5% to (euro)72.6 million from
(euro)76.8 million in the year ended November 30, 2002. Sales increased in Europe and in the rest of the world, but decreased in the U.S. even though in the U.S. we continued to experience strong unit sales of our newly marketed analyzers, which are more efficient and can perform more tests than older analyzers. Sales in the U.S. denominated in U.S. dollars decreased by $0.6 million or 1.8%, but decreased by (euro)6.0 million (or 18.0%) when translated in euro. Unit placements of core instruments within the critical care business unit increased 15.5% in the year ended November 30, 2003 versus the same period of fiscal 2002.

           Clinical Chemistry


                                              YEAR ENDED NOVEMBER 30,       YEAR ENDED NOVEMBER 30,                 PERCENTAGE
                                                      2002                          2003                       INCREASE/(DECREASE)
                                              -----------------------       -----------------------            -------------------
CLINICAL CHEMISTRY BUSINESS UNIT
Net sales (in millions of (euro))
    United States                                        1.5                          0.6                            (58.5)%
    Europe                                              18.9                         20.3                              7.4%
    Rest of the World                                    4.0                          4.0                                0%
    Total Clinical Chemistry Business
    Unit                                                24.3                         24.9                              2.3%
Percentage of total net sales                            8.9%                         9.6%                             7.9%


     Net sales attributable to the clinical chemistry business unit in the year ended November 30, 2003 increased 2.3% to (euro)24.9 million from
(euro)24.3 million in the year ended November 30, 2002. This increase is mainly attributed to strong instrument sales in Eastern Europe and the Middle East partially offset by a decline in sales in the U.S. We continue to only place new instruments in Italy, the UK, Eastern Europe and the Middle East. As a result, our installed base, particularly in the U.S., is declining, resulting in decreased sales for consumables on a continuing basis. Such decrease is expected to continue in the future. Sales in the U.S. for fiscal 2003 decreased by (euro)0.9 million (or 58.5%) to (euro)0.6 million, compared to fiscal year 2002. For fiscal 2003, sales in Italy decreased by 1.7%.

     Other Products

     Net sales attributable to other products increased 2.3% to (euro)37.5 million in the year ended November 30, 2003 from (euro)36.7 million in the year ended November 30, 2002. Most of these sales relate to the distribution of Beckman Coulter products in Italy and Austria.

     GROSS PROFIT

                                              YEAR ENDED NOVEMBER 30,       YEAR ENDED NOVEMBER 30,                 PERCENTAGE
                                                      2002                          2003                       INCREASE/(DECREASE)
                                              -----------------------       -----------------------            -------------------
GROSS PROFITS BY PRODUCT LINES
Total gross profits (in millions of (euro))            131.0                        128.9                             (1.6)%
Percentage of total net sales                           48.1%                        49.6%                             3.1%


     Gross profit decreased (euro)2.1 million to (euro)128.9 million in the year ended November 30, 2003, from (euro)131.0 million in the year ended November 30, 2002. Gross profit as a percentage of net sales was 49.6% in the year ended November 30, 2003, versus 48.1% in the year ended November 30, 2002.

     The decrease in the gross margin in fiscal 2003 compared to fiscal 2002 is primarily attributable to the decrease in sales. However, the gross margin value as a percentage of sales improved as a result of the weakening of the U.S. dollar against the euro compared to fiscal 2002, due to more costs being incurred in U.S. dollars relative to revenues earned in U.S. dollars. While prices have stabilized (albeit at low levels) we expect to continue to experience margin pressure related to industry pricing trends. Our strategy is to address these pressures by seeking to increase sales of premium products, which are less sensitive to these pricing pressures and broadening the test menus available on the instruments. For distribution of gross profits by our three main business segments, please see Note 17 to the consolidated financial statements.

     RESEARCH AND DEVELOPMENT COSTS

                                              YEAR ENDED NOVEMBER 30,       YEAR ENDED NOVEMBER 30,                 PERCENTAGE
                                                      2002                          2003                       INCREASE/(DECREASE)
                                              -----------------------       -----------------------            -------------------
RESEARCH AND DEVELOPMENT COSTS (in
millions of (euro))
Total R&D costs                                         20.1                         19.2                             (4.1)%
Percentage of critical care and
hemostasis net sales                                     9.5%                         9.7%                             2.1%


     Research and development costs decreased  (euro)0.9 million or 4.1% to
(euro)19.2 million in the year ended November 30, 2003, versus (euro)20.1 million in the year ended November 30, 2002. Research and development costs as a percentage of net sales attributable to the critical care and hemostasis business units (which represents all of the research and development costs) were 9.7% in the year ended November 30, 2003 versus
9.5% in the year ended November 30, 2002. These expenditures are principally attributable to new product development projects for the next generation of products within our core product lines. We intend to maintain these current levels of spending to support our product launch timetable. R&D expenditures are net of Izasa's contribution to our research and development costs pursuant to a cost sharing agreement between Izasa and the U.S. subsidiary of the Group. By said agreement, Izasa contributes to financing the Group's research and development activities on the basis of its share of total Group worldwide sales on related products. The contribution amounted to (euro)2.2 million and (euro)2.7 million in 2002 and 2003, respectively.

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

                                              YEAR ENDED NOVEMBER 30,       YEAR ENDED NOVEMBER 30,                 PERCENTAGE
                                                      2002                          2003                       INCREASE/(DECREASE)
                                              -----------------------       -----------------------            -------------------
SELLING, GENERAL AND ADMINISTRATIVE
EXPENSES (in millions of (euro))
Total SG&A expenses                                     99.8                         93.7                              6.0%
Percentage of net sales                                 36.6%                        36.1%                            (1.4)%


     Selling, general and administrative expenses decreased (euro)6.1 million or 6.0% to (euro)93.7 million in the year ended November 30, 2003, compared to (euro)99.8 million in the year ended November 30, 2002. Selling, general and administrative expenses as a percentage of net sales were 36.1% in the year ended November 30, 2003, versus 36.6% in year ended November 30, 2002. As part of our business strategy, we continuously evaluate our cost structure, seeking to lower our operating costs. We have not made definitive plans to further reduce selling, general and administrative costs.

     AMORTIZATION OF INTANGIBLE ASSETS AND DEFERRED CHARGES decreased 0.5% to (euro)8.4 million in the year ended November 30, 2003, from (euro)8.5 million in year ended November 30, 2002. The small decrease is mainly attributable to the completion of the amortization of certain intangibles.

     INTEREST EXPENSE

                                              YEAR ENDED NOVEMBER 30,       YEAR ENDED NOVEMBER 30,                 PERCENTAGE
                                                      2002                          2003                       INCREASE/(DECREASE)
                                              -----------------------       -----------------------            -------------------
INTEREST EXPENSE (in millions of (euro))
Interest expense on short-term bank
borrowings                                               5.2                          4.8                             (7.7)%
Interest expense on long-term debt                       7.0                          6.0                            (14.3)%
Total interest expense                                  12.2                         10.8                            (11.5)%


     Interest expense decreased (euro)1.4 million or 11.5% to (euro)10.8 million in the year ended November 30, 2003 from (euro)12.2 million in the year ended November 30, 2002. The decrease is mainly due to a reduction in the interest expense for long-term debt, which amounted to (euro)6.0 million in 2003 compared to (euro)7.0 million in 2002. Also, the decrease in variable interest rates positively affected interest expense for short term bank borrowings and long term debt. We expect the interest expense for the long-term portion of our debt to decrease as a result of a reduction of our long-term debt by (euro)89.7 million in connection with the share capital increase in March 2004.

     OTHER INCOME/(EXPENSE), NET

                                              YEAR ENDED NOVEMBER 30,       YEAR ENDED NOVEMBER 30,                 PERCENTAGE
                                                      2002                          2003                       INCREASE/(DECREASE)
                                              -----------------------       -----------------------            -------------------
OTHER INCOME/(EXPENSE), NET (in millions of
(euro))
Supplementary leaving indemnities and
restructuring charges                                   (1.5)                        (1.0)                           (33.0)%
Net gains/(losses) on foreign exchange and
forward exchange contracts                               1.9                         (2.7)                          (242.0)%
Litigation settlements and estimated costs
to settle                                               (1.3)                        (0.2)                           (85.0)%
Gain on disposal of fixed assets                         0.1                          0.1                              -
Bank charges                                            (0.7)                        (0.9)                            28.0%
Other expenses                                          (1.2)                        (1.1)                             8.3%
Total other expense, net                                (2.7)                        (5.8)                           114.8%


     Other expense, net of (euro)5.8 million in the year ended November 30, 2003, was principally comprised of: (i) (euro)1.0 million of supplementary leaving indemnities and restructuring charges, (ii) (euro)2.7 million of net losses on foreign exchange and forward exchange contracts, (iii)
(euro)0.9 million of bank charges, and (iv) (euro)1.1 million of other expenses.

     INCOME TAX EXPENSE was (euro)2.7 million in the year ended November 30, 2003. Our effective tax rate can be affected by the country from which income is generated and the availability of net operating loss carryforwards to offset operating income. Also, our effective tax rate is affected by the Italian "tax on added value" (IRAP), which has a different base of taxation and may be payable even in the case of pre-tax losses.

     NET LOSS was (euro)11.1 million or (euro)0.12 per share for the year ended November 30, 2003, versus a net loss of (euro)13.8 million or
(euro)0.15 per share for the year ended November 30, 2002.


COMPARISON OF FISCAL YEARS ENDED NOVEMBER 30, 2002 AND 2001

                                              YEAR ENDED NOVEMBER 30,       YEAR ENDED NOVEMBER 30,                 PERCENTAGE
                                                      2001                          2002                       INCREASE/(DECREASE)
                                              -----------------------       -----------------------            -------------------
NET SALES BY PRODUCT LINES
Net sales (in millions of (euro))
    Hemostasis                                         131.5                        134.8                              2.5%
    Critical care                                       79.3                         76.8                             (3.2)%
    Clinical chemistry                                  28.2                         24.3                            (13.8)%
    Other                                               35.8                         36.7                              2.5%
    Total net sales                                    274.8                        272.6                             (0.8)%

     Net sales decreased (euro)2.2 million or 0.8% to (euro)272.6 million in the year ended November 30, 2002, from (euro)274.8 million in the year ended November 30, 2001. This small decrease is a result of lower sales in our critical care and clinical chemistry business lines.

                                              YEAR ENDED NOVEMBER 30,       YEAR ENDED NOVEMBER 30,                 PERCENTAGE
                                                      2001                          2002                       INCREASE/(DECREASE)
                                              -----------------------       -----------------------            -------------------
NET SALES GEOGRAPHICALLY
Net sales (in millions of (euro))
     United States                                      82.1                         80.9                             (1.4)%
     Europe                                            157.6                        159.0                              1.3%
     Rest of the World                                  35.2                         32.7
     Total net sales                                   274.8                        272.6                             (0.8)%


     Geographically, this small decrease in net sales is the result of the strengthening of the euro against the U.S. dollar. Sales in the U.S. denominated in dollars increased by $1.6 million (or 2.2%) but decreased by
(euro)1.2 million (or 1.4%) when translated in euro. Sales in the rest of the world, also denominated in euro, decreased by (euro)2.5 million (or 7.0%) while sales in Europe increased by (euro)1.5 million (or 1.0%). Overall unit placements of core instruments increased 12.1% in the year ended November 30, 2002, versus the same period of fiscal 2001.


     The following paragraphs summarize the results for our three main business segments.

           Hemostasis

                                              YEAR ENDED NOVEMBER 30,       YEAR ENDED NOVEMBER 30,                 PERCENTAGE
                                                      2001                          2002                       INCREASE/(DECREASE)
                                              -----------------------       -----------------------            -------------------
HEMOSTASIS BUSINESS UNIT
Net sales (in millions of (euro))
    United States                                       42.6                         45.6                              7.0%
    Europe                                              70.9                         73.7                              3.9%
    Rest of the World                                   18.0                         15.5                            (13.9)%
    Total Hemostasis Business Unit                     131.5                        134.8                              2.5%
Percentage of total net sales                           47.8%                        49.4%                             3.3%


     Net sales attributable to the hemostasis business unit in the year ended November 30, 2002 increased 2.5% to (euro)134.8 million from
(euro)131.5 million in the year ended November 30, 2001. Sales increased in Europe and the U.S, even though they were negatively impacted by the strengthening of the euro against the U.S. dollar, but decreased in the rest of the world. Unit placements of core instruments within the hemostasis business unit increased 8.2% in the year ended November 30, 2002 versus the same period of fiscal 2001.

           Critical Care

                                              YEAR ENDED NOVEMBER 30,       YEAR ENDED NOVEMBER 30,                 PERCENTAGE
                                                      2001                          2002                       INCREASE/(DECREASE)
                                              -----------------------       -----------------------            -------------------
CRITICAL CARE BUSINESS UNIT
Net sales (in millions of (euro))
    United States                                       36.2                         33.8                             (6.6)%
    Europe                                              32.2                         33.9                              5.3%
    Rest of the World                                   11.0                          9.1                            (17.3)%
    Total Critical Care Business Unit                   79.4                         76.8                             (3.2)%
Percentage of total net sales                           28.9%                        27.9%                            (3.5)%


     Net sales attributable to the critical care business unit in the year ended November 30, 2002 decreased 3.2% to (euro)76.8 million from
(euro)79.4 million in the year ended November 30, 2001. Sales increased in Europe, even though they were flat in Italy, but decreased in the U.S. and the rest of the world. In the U.S. we continued to experience strong unit sales of our newly marketed analyzers, which are more efficient and can perform more tests than older analyzers. Unit placements of core instruments within the critical care business unit increased 17.5% in the year ended November 30, 2002 versus the same period of fiscal 2001.

           Clinical Chemistry

                                              YEAR ENDED NOVEMBER 30,       YEAR ENDED NOVEMBER 30,                 PERCENTAGE
                                                      2001                          2002                       INCREASE/(DECREASE)
                                              -----------------------       -----------------------            -------------------
CLINICAL CHEMISTRY BUSINESS UNIT
Net sales (in millions of (euro))
    United States                                        3.2                          1.5                            (53.1)%
    Europe                                              20.4                         18.9                             (7.4)%
    Rest of the World                                    4.6                          4.0                            (13.0)%
    Total Clinical Chemistry Business
    Unit                                                28.2                         24.3                            (13.8)%
Percentage of total net sales                           10.3%                         8.9%                           (13.6)%



     Net sales attributable to the clinical chemistry business unit in the year ended November 30, 2002 decreased 13.8% to (euro)24.3 million from
(euro)28.2 million in the year ended November 30, 2001. This decrease is mainly attributed to strong instrument sales in Eastern Europe in 2001, which were not repeated in 2002 and a decline in sales in the U.S. We continue to only place new instruments in Italy, the UK, Eastern Europe and the Middle East. As a result, our installed base, particularly in the U.S., is declining, resulting in decreased sales for consumables on a continuing basis. Such decrease is expected to continue in the future. Sales in the U.S for fiscal 2002 were decreased by (euro)1.7 million (or 53.1%) to
(euro)1.5 million, compared to fiscal year 2001 For fiscal 2002, sales in Italy increased by 1.4%.

     Other products

     Net sales  attributable  to sales of other products  increased 2.5% to
(euro)36.7 million in the year ended November 30, 2002 from (euro)35.8 million in the year ended November 30, 2001. Most of these sales relate to the distribution of Beckman Coulter products in Italy.

           GROSS PROFIT

                                              YEAR ENDED NOVEMBER 30,       YEAR ENDED NOVEMBER 30,                 PERCENTAGE
                                                      2001                          2002                       INCREASE/(DECREASE)
                                              -----------------------       -----------------------            -------------------
GROSS PROFITS BY PRODUCT LINES
Total gross profits (in millions of (euro))            130.6                        131.0                              0.3%
Percentage of total net sales                           47.5%                        48.1%                             1.3%



     Gross profit increased (euro)0.4 million to (euro)131.0 million in the year ended November 30, 2002, from (euro)130.6 million in the year ended November 30, 2001. Gross profit as a percentage of net sales was 48.1% in the year ended November 30, 2002, versus 47.5% in the year ended November 30, 2001.

     The increase in the gross margin compared to fiscal 2001 is primarily attributable to improved manufacturing efficiency and reduced obsolescence after the consolidation of manufacturing plants and distribution warehouses. In addition, the gross margin value as a percentage of sales improved as a result of the weakening of the U.S. dollar against the euro compared to fiscal 2001, due to more costs being incurred in U.S. dollars relative to sales earned in U.S. dollars. For distribution of gross profits by our three main business segments, please see Note 17 to the consolidated financial statements.

           RESEARCH AND DEVELOPMENT COSTS

                                              YEAR ENDED NOVEMBER 30,       YEAR ENDED NOVEMBER 30,                 PERCENTAGE
                                                      2001                          2002                       INCREASE/(DECREASE)
                                              -----------------------       -----------------------            -------------------
RESEARCH AND DEVELOPMENT COSTS (in
millions of (euro))
Total R&D costs                                        19.6                          20.1                              2.6%
Percentage of critical care and
hemostasis net sales                                    9.3%                          9.5%                             2.2%


     Research and development costs increased (euro)0.5 million or 2.5%, to
(euro)20.1 million in the year ended November 30, 2002, versus (euro)19.6 million in the year ended November 30, 2001. Research and development costs as a percentage of net sales attributable to the critical care and hemostasis business units (which represents all of the research and development costs) were 9.5% in the year ended November 30, 2002 versus
9.3% in the year ended November 30, 2001. These expenditures are principally attributable to new product development projects for the next generation of products within our core product lines. R&D expenditures are net of Izasa's contribution to our research and development costs pursuant to a cost sharing agreement between Izasa and the U.S. subsidiary of the Group. By said agreement Izasa contributes to financing the Group's research and development activities on the basis of its share of total Group worldwide sales on related products. The contribution amounted to
(euro)2.2 million in 2001 and 2002.

           SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

                                              YEAR ENDED NOVEMBER 30,       YEAR ENDED NOVEMBER 30,                 PERCENTAGE
                                                      2001                          2002                       INCREASE/(DECREASE)
                                              -----------------------       -----------------------            -------------------
SELLING, GENERAL AND ADMINISTRATIVE
EXPENSES (in millions of (euro))
Total SG&A expenses                                     92.7                         99.8                              7.7%
Percentage of net sales                                 33.7%                        36.6%                             2.9%


     Selling, general and administrative expenses increased (euro)7.1 million or 7.7% to (euro)99.8 million in the year ended November 30, 2002, compared to (euro)92,7 million in the year ended November 30, 2001. Selling, general and administrative expenses as a percentage of net sales were 36.6% in the year ended November 30, 2002, versus 33.7% in year ended November 30, 2001.

     AMORTIZATION  OF  INTANGIBLE  ASSETS AND  DEFERRED  CHARGES  decreased
(euro)0.6 million or 6.6% to (euro)8.5 million in the year ended November 30, 2002, from (euro)9.1 million in year ended November 30, 2001. This decrease is mainly attributable to the completion of the amortization of share capital issuance costs and other intangibles.

           INTEREST EXPENSE

                                              YEAR ENDED NOVEMBER 30,       YEAR ENDED NOVEMBER 30,                 PERCENTAGE
                                                      2001                          2002                       INCREASE/(DECREASE)
                                              -----------------------       -----------------------            -------------------
INTEREST EXPENSE (in millions of (euro))
Interest expense on short-term bank
borrowings                                               5.7                          5.2                             (8.8)%
Interest expense on long-term debt                       9.6                          7.0                            (27.1)%
Total interest expense                                  15.3                         12.2                            (20.3)%


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

           OTHER INCOME (EXPENSE), NET

                                              YEAR ENDED NOVEMBER 30,       YEAR ENDED NOVEMBER 30,                 PERCENTAGE
                                                      2001                          2002                       INCREASE/(DECREASE)
                                              -----------------------       -----------------------            -------------------
OTHER INCOME/(EXPENSE), NET (in millions of
(euro))
Sales of distribution rights to Izasa                    9.0                            -                           (100.0)%
Supplementary leaving indemnities and                   (2.8)                        (1.5)                           (46.4)%
restructuring charges
Net gains/(losses) on foreign exchange and               0.1                          1.9                            1,800%
forward exchange contracts
Litigation settlements and estimated costs              (1.5)                        (1.3)                           (13.3)%
to settle
Gain on disposal of fixed assets                         0.6                          0.1                            (83.0)%
Non recurring costs relating to production              (0.9)                           -                           (100.0)%
transfer
Bank charges                                            (0.4)                        (0.7)                            75.0%
Other expenses                                          (2.1)                        (1.2)                           (42.9)%
Total other income/(expense), net                        2.0                         (2.7)                          (135.0)%


     Other expense, net of (euro)2.7 million in the year ended November 30, 2002, was principally comprised of: (i) (euro)1.5 million of supplementary leaving indemnities and restructuring charges, (ii) (euro)1.9 million of gain on foreign exchange and forward exchange contracts, (iii) (euro)1.3 of litigation settlements and estimated costs to settle, (iv) (euro)0.1 million of gain on disposal of fixed assets (v) (euro)0.7 million of bank charges and (vi) (euro)1.2 million of other expenses.

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

     NET LOSS was (euro)13.8 million or (euro)0.15 per share for the year ended November 30, 2002, versus a net loss of (euro)5.8 million or
(euro)0.06 per share, for the year ended November 30, 2001.

LIQUIDITY AND CAPITAL RESOURCES

     Our principal liquidity requirements are for working capital, consisting primarily of accounts receivable and inventories, investments in instrument rentals, debt service and capital expenditures. Our principal sources of liquidity are cash flows from operations and additional borrowings under unsecured, uncommitted lines of credit. Aggregate amounts due under our debt agreements during each of fiscal years 2004 and 2005 are nil and (euro)9.5 million respectively. We have included a chart at the end of this section that summarizes our future debt payment obligations.

     Our investment in instruments under reagent rental agreements refers to our providing IVD instruments to our customers (i) at no cost in exchange for an agreement to purchase reagents and other consumables for a fixed time period, and (ii) under sales-type lease contracts. With respect to instruments placed in connection with reagent rental agreements, the instruments are carried at our purchase or production costs, less accumulated depreciation computed over the average life of the related contracts, and, accordingly, represents our cost before any revenue on the instruments and related reagents. Our typical costs under reagent rental arrangements include depreciation of purchase or production cost of the instrument, financial charge and costs of reagents, controls and service, and our typical revenue under reagent rental arrangements includes revenue from the sale of reagents and controls and from service. With respect to instruments placed under sales-type leases, the instruments are recorded at an amount equal to our net investment in the lease (i.e., the present value of the lease payments to be recorded) and, accordingly, represents the sales price (with the selling profits recognized at the inception of the lease) before any revenue on the related reagents and consumables. With respect to sales-type leases, our typical costs include financial charges and the costs of reagents, controls and services and our typical revenues include revenue from the sale of instruments, the sale of reagents and controls, service and financial income.

           CONSOLIDATED STATEMENTS OF CASH FLOWS

           Years Ended November 30, 2001, 2002 and 2003

                                                   YEAR ENDED                    YEAR ENDED                         YEAR ENDED
                                                NOVEMBER 30, 2001             NOVEMBER 30, 2002                  NOVEMBER 30, 2003
                                              -----------------------       -----------------------            -------------------
                                                                  (in millions of (euro))
Net cash provided by operating
activities                                              22.6                         25.6                             36.7
Net cash used in investing activities                  (20.1)                       (16.2)                           (19.5)
Net cash provided by/(used in)
financing activities                                     0.9                         (1.2)                           (17.8)


     Net cash provided by operating activities for the year ended November 30, 2003 was (euro)36.7 million, while net cash provIDEd by operating activities for the year ended November 30, 2002 was (euro)25.6 million. This increase resulted principally from the efFECt of the decrease in the net loss in fiscal 2003 compared to fiscal 2002, reduction in inventories, accrued expenses and income taxes and a reduction in accounts receivable, which resulted primarily from the sale of certain trade receivables from Italian public health care entities. Net cash provided by operating activities for the year ended November 30, 2001 was (euro)22.6 million. 2001 operating cash flow was affected by significant payments of expenses accrued in connection with the restructuring plan.

     Net cash used in investing activities for the year ended November 30, 2003 was (euro)19.5 million, while net cash useD In investing activities in the year ended November 30, 2002 was (euro)16.2 million. Net cash used in investing activities generally reflECTs our investment in instruments under reagent rental agreements and capital expenditures, offset by any proceeds from sales of fixed assets. Our investment in instrument rentals was
(euro)17.0 million and (euro)21.6 million for the years ended November 30, 2003 AND 2002, respectively. In fiscal 2003 and 2002 the cash used in investing activities was affected by the proceeds from the sale of fixed assets, mainly instruments at customers, of (euro)4.8 million and
(euro)11.9 million, respectively. In fiscal 2001 the net casH Used in investing activities was (euro)20.1 million while the investment in instrument rentals was (euro)19.9 million. In fiscal 2001 the casH Used in investing activities was also affected by the proceeds from the sale of fixed assets, mainly instruments at customers, of (euro)9.4 million.

     Capital expenditures were (euro)7.3 million for the year ended November 30, 2003 versus (euro)6.1 million in the yEAR ended November 30, 2002. Capital expenditures are a significant use of funds and are primarily for manufacturing plants, machinery and equipment. We expect capital expenditures to remain stable but subject to fluctuation as currency exchange rates change since our most important manufacturing plants are located in the U.S. Capital expenditures were (euro)8.5 million in the year ended November 30, 2001.

     Net cash used in financing activities for year ended November 30, 2003 was (euro)17.8 million versus (euro)1.2 million in THe year ended November 30, 2002. The increase in the net cash used in financing activities was primarily attributable to repayment of bank overdrafts and short-term debt. Net cash used in financing activities for year ended November 30, 2001 was and (euro)0.9 million.

     In the year  ended  November  30,  2003,  we  sustained  a net loss of
(euro)11.1 million and cash flows for operating and invesTINg activities was positive (euro)17.2 million. In fiscal 2002, we sustained a net loss of
(euro)13.8 million and net cash flow from operATIng and investing activities was positive (euro)9.4 million compared to a net loss of
(euro)5.8 million and negative cash flow from operaTINg and investing activities of (euro)2.6 million for fiscal year 2001. Our improved net cash flow from operating and investing activitieS In fiscal 2003 was mainly attributable to decreased inventories and accounts receivable as well as increased accounts payable. In addition, our cash flow is attributable to higher levels of research and development expenditures and lower operating performance. At November 30, 2003, our consolidated debt, net of cash, was
(euro)132.9 million.

     FINANCING ARRANGEMENTS

     At November 30, 2003, we had several short-term and long-term credit lines from banks and other financial institutions, pursuant to which
(euro)59.4 million was outstanding and (euro)43.5 million was available for further borrowing. Our short-term creDIT lines are primarily in the form of unsecured, uncommitted short-term bank loan facilities that are repayable on demand and may be revoked by the lender upon notice. The only covenants applying to our facilities relate to our committed loan facility provided by Heller Healthcare Finance, Inc., discussed below. These short-term credit lines are denominated in various currencies (although the majority are in euro) which bear interest based on Euribor, bank base rate or variable rates, ranging from 3.75% to 13.25% as of November 30, 2003. Because these short-term borrowings bear interest at a floating rate, increases in short-term interest rates can adversely affect our results of operations.

     On May 4, 2001, our U.S. subsidiary executed a loan and security agreement with Heller Healthcare Finance, Inc., to be used for working capital. This loan, which has a maximum aggregate principal amount of US$15 million, is in the nature of a line of credit. Currently, approximately US$
13.5 million is outstanding. We pay an interest rate of U.S. dollar prime rate plus 2% (currently at 6.0%) plus all fees on the current amount outstanding on a monthly basis. Werfen and Instrumentation Laboratory S.p.A. have provided a guarantee. The original term of the line of credit was for two years and on May 27 2003 was extended to May 1, 2005. We must also comply with various negative covenants, including restrictions on:

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

     In addition to these short-term and long-term debt arrangements, on November 30, 2003, we also had significant borrowings from Werfen's affiliates. On November 30, 2003 and 2002, (euro)87.7 million was outstanding in the aggregate on these loans. THe interest rate we paid on the Werfen loans floated based on the six-month Euribor plus 320 basis points per annum. On March 29, 2004, IL Holding S.p.A., an affiliate of Izasa, agreed to subscribe for 271,819,984 of our ordinary shares. In consideration for these ordinary shares the affiliate of Izasa, IL Holding S.p.A., cancelled all of our outstanding debt and certain portion of the accrued interest owed to Werfen and its affiliates. Our outstanding long-term indebtedness as of November 30, 2003 would have been approximately (euro)9.5million after giving effect to this debt reduction.

     On July 18, 2002, we executed as a guarantor a loan agreement with other Werfen group companies in favor of Izasa Distribuciones Tecnicas S.A., relating to a syndicated loan of (euro)100 million granted to Izasa.

     On March 24, 2004, we executed as a guarantor a loan agreement with other Werfen group companies in favor of Izasa Distribuciones Tecnicas S.A., relating to a syndicated loan of (euro)115 million granted to Izasa.

     The following summarizes certain of our contractual obligations at November 30, 2003 and the effect such obligations are expected to have on our liquidity and cash flow in future periods. We do not have significant capital lease obligations or other financial commitments.

 (in millions of euro:)
----------------------------------------------------------------------------------------------------------------------------------
                                                                          Payments Due by Period
----------------------------------------------------------------------------------------------------------------------------------
                                                                Less than 1
        Contractual Obligations                Total               year           1 - 3 years      4 - 5 years     After 5 years
----------------------------------------------------------------------------------------------------------------------------------
Long-Term Debt                                 97.2                -                9.5             87.7*              -
----------------------------------------------------------------------------------------------------------------------------------
Operating Leases                               22.4               8.7              11.2              1.4               1.1
----------------------------------------------------------------------------------------------------------------------------------
Total Contractual Cash Obligations            119.6               8.7              20.7             89.1               1.1
----------------------------------------------------------------------------------------------------------------------------------


(in millions of euro:)
----------------------------------------------------------------------------------------------------------------------------------
                                                                Amount of Commitment Expiration Per Period
----------------------------------------------------------------------------------------------------------------------------------
     Other Commercial Commitments          Total Amounts      Less than 1
                                             Committed           year             1 - 3 years      4 - 5 years     After 5 years
----------------------------------------------------------------------------------------------------------------------------------
Lines of Credit                                50.1              50.1               -                -                 -
----------------------------------------------------------------------------------------------------------------------------------
Standby Letters of Credit                       -                 -                 -                -                 -
----------------------------------------------------------------------------------------------------------------------------------
Guarantees                                    100.0**            10.0              40.0             50.0               -
----------------------------------------------------------------------------------------------------------------------------------
Standby Repurchase Obligations                  -                 -                 -                -                 -
----------------------------------------------------------------------------------------------------------------------------------
Other Commercial Commitments                   45.7              45.7               -                -                 -
----------------------------------------------------------------------------------------------------------------------------------
Total Commercial Commitments                  195.8             105.8              40.0             50.0               -
----------------------------------------------------------------------------------------------------------------------------------


* This portion of our long-term debt has been repaid as of May 26, 2004 pursuant to IL Holding S.p.A., an affiliate of Izasa, subscribing to 271,819,984 of our ordinary shares.

**On March 24, 2004, we executed as a guarantor a loan agreement with other Werfen group companies in favor of Izasa Distribuciones Tecnicas S.A., relating to a syndicated loan of (euro)115 million granted to Izasa.

     Our borrowings are predominantly denominated in euro and U.S. dollars. Changes in exchange rates between the currencies in which we generate cash flow and the currencies in which its borrowings are denominated will affect our liquidity. As of November 30, 2003, we had in place interest rate swaps and currency options for a total notional amount of (euro)89.0 million.

     We believe that with the debt repayment discussed above, we will have better cash flows to fund our operations. However, we continue to seek to improve our operating performance from the levels achieved in fiscal 2001, 2002 and 2003 in order for us to meet our requirements for working capital, research and development expenditures, investments in instruments, debt service and capital expenditures. We believe that cash flow from operations and borrowings under our various lines of credit and credit facilities will be sufficient to fund working capital needs and capital spending and debt service requirements for at least the next 12 months. There can be no assurance that we will achieve or, if achieved, will sustain profitability or positive cash flow from operating activities in the future. If we cannot achieve and sustain profitability or positive cash flow, it is likely that we will not be able to meet our funding requirements.

CURRENCY EFFECTS

     Our results of operations and financial condition are affected by changes in the value of the euro against other currencies. The results of operations are adversely affected to the extent that the strengthening of the euro against other currencies affects the amount of sales reported in euro with respect to the sales made in such foreign currencies and may affect the demands for products in the countries in which such currencies are utilized. Any decrease in the value of the euro as compared to other foreign currencies may expose us to adverse effects to the extent our payables and debt are payable in such foreign currency. With the completion of the relocation of all manufacturing to the U.S., the strengthening of the U.S. dollar against the euro has and could continue to impact our operating and net income. Please see "Item 11 -- Quantitative and Qualitative Disclosure About Market Risk" for further discussion regarding currency exchange risks.

RESULTS UNDER U.S. GAAP

     Reconciliation of Italian GAAP with U.S. GAAP

     Our Audited Consolidated Financial Statements for the year ended November 30, 2003 have been prepared in accordance with Italian GAAP, which differs in certain significant respects from U.S. GAAP. The principal differences between Italian GAAP and U.S. GAAP, as applied to our Audited Consolidated Financial Statements, are (i) the method of accounting for goodwill; (ii) the method of accounting for share capital issuance costs;
(iii) the method of accounting for finance sale and lease back; (iv) the accounting for goodwill denominated in foreign currencies; (v) the method of accounting for imputed interest on accounts receivable; (vi) the method of accounting for pension plans; (vii) the method of accounting for consolidation of subsidiary; (viii) the method of accounting for sale of distribution rights; (ix) the method of accounting for derivatives; (x) the method of accounting for deferred taxes; (xi) the method of accounting for monetary revaluation and (xii) the method of accounting for loss coverage. Please see Note 21 and 22 of the Consolidated Financial Statements. Our net loss and shareholders' equity under Italian GAAP were (euro)11.1 milLIOn and (euro)61.9 million, respectively, for the year ended November 30, 2003. Under U.S. GAAP, we would have reported a net loss ANd shareholders' equity of (euro)4.0 million and (euro)53.8 million, respectively, in the year ended November 30, 2003.

TAXES

     Our effective tax rate and net income can be affected by the country from which income is generated and the availability of net operating loss carry forwards to offset operating income. For example, we have significant net operating loss carryforwards in the U.S. which can be used only to offset income generated from our U.S. operations.

     As of November 30, 2003, we had net operating loss carryforwards of approximately (euro)159 million expiring in 2004 through 2021. Please see
Note 12 to the Audited Consolidated Financial Statements. The utilization of net operating loss carryforwards in the United States is subject to a variety of complicated U.S. tax rules, including rules triggered by shifts in our ownership, and therefore, there can be no assurance that the net operating loss carryforwards can be utilized without limitation.

     For a discussion of certain open tax matters, see Note 12 to the Audited Consolidated Financial Statements.

INFLATION

     Inflation has been relatively moderate in Italy as well as in our other principal markets in recent years. We believe that inflation has not had a significant effect on our net sales or profitability in the last three fiscal years.

OFF-BALANCE SHEET ARRANGEMENTS

     As described in note 8 to the consolidated financial statements, in fiscal years 2001, 2002 and 2003 the Company entered into sale and leaseback transactions, by which certain equipment in use at customers was sold and leased back over a period that is in line with the estimated useful life of the equipment. These transactions have been accounted for as operating leases, as allowed by the Italian law, even though they represent finance leases. Similarly, we have included these transactions under operating leases in the contractual obligations table (see "Item 5 - Liquidity and Capital Resources").

     Total lease cost charged to income statement for the years ended November 30, 2003 and 2002 amounted to (euro)4.7 million and (euro)3.3 million, respectively. Had the Company accounted for this transaction as a finance lease, the net loss for the fiscal year 2003 would have been lower by (euro)0.6 million and net equity as of November 30, 2003 would have been higher by (euro)0.9 million. Assets (instruments at customers) as of November 30, 2003 would have been higher by (euro)16.8 million and liabilities (financial debt) would have been higher by (euro)9.6 million, of which (euro)4.3 million would be short term.


RECENT ACCOUNTING STANDARDS

     In October 2001, the FASB issued SFAS No. 144, 'Accounting for the Impairment or Disposal of Long-Lived Assets,' which supersedes SFAS No. 121 and certain provisions of APB Opinion No. 30, 'Reporting Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions'. SFAS No.144 requires that long-lived assets to be disposed of by sale, including discontinued operations, be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. SFAS No.144 also broadens the reporting requirements of discontinued operations to include all components of an entity that have operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. The provisions of SFAS No.144 became effective beginning December 1, 2002.

     In April 2002, the FASB issued Statement No. 145, 'Rescission of Statements No. 4, 44 and 64, Amendment of SFAS Statement No. 13, and Technical Corrections'. SFAS 145 requires that gains and losses from extinguishment of debt be classified as extraordinary items only if they meet the criteria in Accounting Principles Board Opinion No.30. Applying the provisions of Opinion No.30 will distinguish transactions that are unusual and infrequent and meet the criteria for classification as an extraordinary item. SFAS No.145 is effective beginning January 1, 2003. The adoption of SFAS No. 145 did not have a significant impact on the Company's financial position or results of operations.

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

     In November 2002, the Emerging Issues Task Force ('EITF') reached consensus on Issue No. 00-21, Revenue Arrangements with Multiple Deliverables. Revenue arrangements with multiple deliverables include arrangements which provide for the delivery or performance of multiple products, services and/or rights to use assets where performance may occur at different points in time or over different periods of time. EITF Issue No. 00-21 is effective for the Company beginning December 1, 2003. The adoption of this statement did not have a material impact on the Company's financial position or results of operations.

     In November 2002, the FASB issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others"' ("FIN 45"). FIN 45 addresses the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees. The disclosure requirements in this Interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002. The adoption of FIN 45 did not have a material impact on the Company's financial position or results of operations.

     In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation--Transition and Disclosure.' This statement amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company adopted the disclosure provisions of this standard.

     In January 2003, the FASB issued Interpretation ("FIN") No. 46, "Consolidation of Variable Interest Entities" and in December 2003, a revised interpretation was issued (FIN No.46, as revised). In general, a variable interest entity ("VIE") is a corporation, partnership, trust, or any other legal structure used for business purposes that either does not have equity investors with voting rights or has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46, as revised, requires a VIE to be consolidated by a company if that company is designated as the primary beneficiary. The interpretation applies to VIEs created after January 31, 2003, and for all financial statements issued after December 15, 2003 for VIEs in which an enterprise held a variable interest that it acquired before February 1,
2003. The adoption of Fin 46, as revised, is not expected to have a material effect on the Company's financial position or results of operations.

     In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity," SFAS No 150 clarifies the definition of a liability as currently defined in FASB Concepts Statement No. 6, "Elements of Financial Statements," as well as other planned revisions. This statement requires a financial instrument that embodies an obligation of an issuer to be classified as a liability. In addition, the statement establishes standards for the initial and subsequent measurement of these financial instruments and disclosure requirements. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003 and for all other matters, is effective at the first interim period beginning after June 15, 2003. The adoption of SFAS 150 did not have a material effect on the Company's financial position or results of operations.

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

              DIRECTOR                    AGE         POSITION
              --------                    ---         --------

Jose Maria Rubiralta (Chairman)            62         President

Francisco Rubiralta (Vice-Chairman)        65         Director

Jose Luis Martin (Managing Director)       47         Director

Carlos Pascual (Managing Director)         42         Director

     The following are our executive officers, their current functional position and ages. The terms of Jose Manent, Jose Luis Martin, as Chief Financial Officer and Senior Vice President and James C. McGaha do not expire. Jose Maria Rubiralta, Carlos Pascual and Jose Luis Martin's terms as members of the Board of Directors will expire at the annual shareholders' meeting at which our financial statements for the fiscal year ending November 30, 2004 are approved.

   EXECUTIVE OFFICERS                     AGE        POSITION
   ------------------                     ---        --------

Jose Maria Rubiralta                       62        President, Chairman of the
                                                     Board

Jose Manent                                53        Chief Executive Officer

Jose Luis Martin                           47        Managing Director, Chief
                                                     Financial Officer and
                                                     Senior Vice President of
                                                     the Company

Carlos Pascual                             42        Managing Director, Senior
                                                     Vice President and General
                                                     Manager - Europe

James C. McGaha                            57        Vice President - Quality
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

     Francisco Rubiralta Jose Maria Rubiralta's brother, has served as a director of IL since October 1991 and is Chief Executive Officer and President of Grupo C.E.L.S.A. and a director of Werfen. Mr. Rubiralta is a director of Global Steel Wire, S.A., steel manufacturers listed on the Madrid Stock Exchange.

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

     The following table sets forth the names of the members of our Board of Statutory Auditors and their current positions. The current Board of Statutory Auditors was appointed at the Annual Shareholders' Meeting convened on June 9, 2003 and will serve until the approval of our November 30, 2005 accounts.

            NAME                                     POSITION
            -----                                    --------
            Paolo Giacinto Bonazzi                   Chairman
            Giorgio Fumagalli                        Principal
            Marco Giuliani                           Principal
            Flavio Venturi                           Alternate
            Guglielmo Fanti                          Alternate

     At the shareholders' meeting of March 29, 2004, BDO Sala Scelsi Farina SpA has been appointed as independent public accountants of the Company in accordance with the provisions of Section 2409bis, 2nd paragraph, of the Italian Civil Code, as recently amended by Legislative Decree No.6 of January 17, 2003.

B.   COMPENSATION

     For the year ended November 30, 2003, the aggregate compensation paid by us to all members of the Board of Directors, members of the Board of Statutory Auditors and our executive officers listed above for services in all capacities was approximately (euro)2.2 million, excluding the accrual for termination indemnity required by Italian law. We currently have no pension plan for directors and executives. Mr. McGaha as employee of Instrumentation Laboratory Company (USA) is eligible to participate in the U.S. employee pension and savings plan, as every other employee of such company. Please see Note 14 of the consolidated financial statements for further explanation of this pension plan.

C.   BOARD PRACTICES

     See "Item 6A--Directors and Senior Management"

D.   EMPLOYEES

     As of November 30, 2003, we had approximately 1,269 full-time and part-time employees, 646 of whom were located in the United States, 302 in Italy, 231 in the remainder of Europe and 90 in other locations around the world. Except as described below, we have no collective bargaining agreements with any unions and believe that our overall relations with employees are satisfactory.

     Employees in Italy are generally covered by collective employment agreements that are negotiated between the national association of the companies within a particular industry and the respective national unions. The most recent agreement for "metal and mechanical workers," which covers all our employees in Italy other than executives, was signed on May 7, 2003 and will expire on December 31, 2004. Such agreement governs the economic treatment of employees, including items such as working hours, maternity benefits, holiday time and minimum wages paid to employees. In addition to the national collective bargaining agreement for "metal and mechanical workers," individual employers in Italy including us, enter into separate, local contracts with the labor unions representing their employees. Our local contract provides for additional incentive pay, sets daily working times and addresses other specific issues affecting working conditions.

     Italian law provides that, upon termination of employment, employees are entitled to receive a defined compensation payment based on length of employment. As of November 30, 2003, we had (euro)6.0 million reserved for such termination payments, as required by Italian law.

E.   SHARE OWNERSHIP

     On March 31, 1998, our shareholders approved a resolution to adopt a stock option plan for the benefit of our senior management and key employees. These individuals may be granted, in a period extending until May 5, 2002, stock options exercisable for a period of ten (10) years from the date of granting for up to 750,000 Ordinary Shares. At the same meeting, our shareholders authorized the issuance of 750,000 Ordinary Shares, par value (euro)1.29 each, to service the plan. In this respect the Board of Directors on July 23, 1998 authorized the issuance of options for up to 170,000 Ordinary Shares to be exercised from 2002 to 2008. At the Shareholders' Meeting convened on March 29, 2004 the par value of the underlying Ordinary Shares was also reduced to the new par value of
(euro)0.33 per share.

     The total number of Ordinary Shares, par value (euro)0.33, subject to options as of May 26, 2004 was 170,000; the last expiration date of the options is July 23, 2008. The total number of Ordinary Shares subject to options held by our directors and executive officers as a group was 16,000 on May 26, 2004.

ITEM 7.   MAJORITY SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.   MAJORITY SHAREHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of our Ordinary Shares as of May 27, 2004 by (i) each person who is known by us to be the beneficial owner of more than five percent of our Ordinary Shares and (ii) all our directors and executive officers as a group. Except as otherwise indicated, the persons or entities listed below have sole voting and investment power with respect to all shares of Ordinary Shares owned by them, except to the extent such power may be shared with a spouse. All shareholders have the same voting rights. To our knowledge, apart from the share transfers set forth in footnote (1) to this table, there has been no significant change in the ownership percentage held by any major shareholder during the past three years.

                                                NUMBER OF         PERCENTAGE OF
BENEFICIAL OWNER                             ORDINARY SHARES          CLASS
----------------                            -----------------     -------------

5% SHAREHOLDERS:

Werfen (1)                                    349,305,155             96.4%
Jose Maria and Francisco Rubiralta (2)        349,305,155             96.4%
-----------------------

(1) Shares beneficially owned by Werfen are held through Izasa and its subsidiary IL Holding S.p.A. During a going private transaction between November 20, 2000 - February 5, 2001 Izasa purchased 3,811,547 Ordinary Shares increasing Werfen's ownership in the Company from 60% to 68.5%. On July 1, 2001 Izasa and its assignee Miscel Holding B.V. agreed to subscribe for all newly issued 46,511,627 Ordinary Shares in a share capital increase open to all registered shareholders. As a result Werfen's ownership in the Company increased from 68.5% to 84.7%. On November 25, 2003 Izasa and Miscel Holding BV transferred all their ordinary shares to IL Holding S.p.A., an affiliate of Izasa. On May 26, 2004, IL Holding S.p.A., an affiliate of Izasa, subscribed for 271,819,984 newly issued Ordinary Shares in a share capital increase open to all registered shareholders and holders of ADRs (subject to an exemption from the registration requirements under the U.S. securities laws). Messrs. Jose Maria Rubiralta, who is one of our directors and executive officers and Francisco Rubiralta, who is another of our directors, are brothers. Messrs. Rubiralta and Rubiralta collectively own 100% of the outstanding stock of Werfen and, as a result of such ownership, would be deemed to beneficially own the Ordinary Shares beneficially owned by Izasa and its subsidiaries. Accordingly, the Rubiraltas effectively control our business.

(2) Includes 349,305,155 Ordinary Shares owned by Izasa and its subsidiary IL Holding S.p.A. Messrs. Rubiralta and Rubiralta are deemed to be the beneficial owner of all Ordinary Shares owned by Izasa and its subsidiaries.

B.   RELATED PARTY TRANSACTIONS

     We and our direct or indirect subsidiaries purchase from and sell products to Werfen and its affiliates. Izasa, a wholly owned subsidiary of Werfen, serves as distributor of our products in Spain, Portugal, Argentina and Uruguay. Total sales to Werfen's affiliates for fiscal 2001, 2002 and 2003 were (euro)13.8 million, (euro)13.7 million, and (euro)12.7 million, respectively. We serve as distributor of products of Biokit, S.A., a majority owned subsidiary of Werfen, in Italy, France, Germany, the United Kingdom and the Benelux countries. Total purchases from Werfen for fiscal 2001, 2002 and 2003 were (euro)5.7 million, (euro)8.4 million, and (euro)
10.5 million, respectively. In addition, in fiscal 2001, 2002 and 2003 a Werfen affiliate charged us approximately (euro)2.2 million, (euro)2.2 million and (euro)2.5 million, respectively, for software development services.

     Certain of our executive officers and other individuals historically have been employed by Werfen or its affiliates or another entity and, pursuant to agreements with us have provided services to us and our subsidiaries at an hourly rate as agreed between the parties. During fiscal 2001, 2002 and 2003 certain of our subsidiaries were charged (euro)0.3 million, (euro)0.6 million and (euro)0.5 million, respectively, in management fees for corporate services provided to those companies and for administrative and out of pocket expenses incurred in rendering those services.

     We had outstanding loans with Werfen and Izasa as discussed in "Item 5
- Operating and Financial Review and Prospects." Interest charged on these loans in fiscal year 2001, 2002 and 2003 amounted to (euro)9.1 million,
(euro)6.0 million and (euro)5.2 million, respectively, and the interest rates on the loans floated based on the six-month Euribor plus 320 basis points per annum. Werfen also is the guarantor on our loan with Heller Healthcare Finance.

     On April 6, 2001, we executed a distribution agreement with Izasa Distribuciones Tecnicas S.A. whereby we appointed Izasa as our exclusive distributor of in-vitro diagnostic hemostasis and critical care instruments in Spain. The initial term of the agreement is 10 years. In consideration for the exclusive distributorship Izasa paid us (euro)9 million in cash.

     On May 4, 2001, we executed a cost sharing agreement with Izasa Distribuciones Tecnicas S.A. whereby Izasa undertook to contribute to the financing of the costs associated with the research and development work carried out by us. This research mainly comprises research related to in-vitro diagnostic hemostasis and critical care instruments that Izasa sells in Spain subject to the distribution agreement executed on April 6, 2001. Izasa will pay for its share of the costs to develop the products it sells. This agreement expires on April 6, 2011. The contributions for 2001, 2002 and 2003 amounted to (euro)2.2 million, (euro)2.2 million and
(euro)2.7 million, respectively.

     On July 18, 2002, we executed as a guarantor a loan agreement with other Werfen group companies in favor of Izasa Distribuciones Tecnicas S.A., relating to a syndicated loan of (euro)100 million granted to Izasa.

     On March 24, 2004, we executed as a guarantor a loan agreement with other Werfen group companies in favor of Izasa Distribuciones Tecnicas S.A., relating to a syndicated loan of (euro)115 million granted to Izasa.

     As a result of transactions between us and affiliates of Werfen, potential conflicts of interest could arise. No assurance can be given that such conflicts will be resolved in our favor.

     We believe that the transactions with Werfen and its affiliates are conducted on an arm's-length basis and are on no more favorable terms to us than can be obtained from an unrelated third party. Please refer to footnote 20 of our financial statements attached to this annual report on Form 20-F.

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

     In 1996, 590 Lincoln Street Trust filed a lawsuit alleging a release of hazardous material, on or earlier than 1988, by one of its tenants, including an affiliate of our predecessor that was an operator of the site. In connection with the 1991 acquisition of our predecessor, we assumed various obligations of this predecessor including the potential liabilities involved in this matter. As such, we were named as a defendant in this lawsuit. We have denied liability. In 2002, the case went to trial and a verdict was returned against our indemnitee. A judgment has been entered in the case in the amount of approximately $2.6 million. We have appealed the decision in the case. We believe that, in any case, the proceeding will not have a material adverse effect on our financial conditions or results of operations. As of November 30, 2002 we have recorded an accrual of $1.3 million related to this judgment.

     For a discussion of certain open tax matters, see Note 12 of the Audited Consolidated Financial Statements. We believe that the foregoing claims and litigation will not have a material adverse effect upon its financial condition or results of operations.

B.   SIGNIFICANT CHANGES

     Please see "Item 4--Information on the Company-Background- Increase in Capital Stock in 2004."

ITEM 9.   THE OFFER AND LISTING DETAILS

     A. OFFER AND LISTING DETAILS

     There is currently no established trading market for our American Depositary Shares ("ADSs"), except for limited and sporadic quotations in the Pink Sheets(R). Our ADSs (each representing one Ordinary Share) are traded on the Pink Sheets(R) under the symbol "ISLBY." The Bank of New York is our depositary bank (the "Depositary") for the purpose of issuing the American Depositary Receipts ("ADRs") evidencing the ADSs. Prior to August 18, 2000, our ADSs were quoted on the OTC Bulletin Board. Prior to September 4, 1999, our ADSs traded on the Nasdaq National Stock Market. The table below sets forth, for the periods indicated, (a) the high and low closing trading prices for our ADSs quoted on Nasdaq National Stock Market prior to September 4, 1999 (the Nasdaq quotations represent prices between dealers, not including retail mark-ups, mark-downs or commissions, and do not necessarily represent actual transactions) and (b) the high and low reported sales prices for our ADSs on the over-the-counter market until August 18, 2000, and on the Pink Sheets(R) after August 18, 2000. The ADSs were de-listed from the Nasdaq National Market System because we no longer fulfilled the minimum per share price requirement of US$ 1.00 per share. The ADSs are no longer eligible for quotation on the OTC Bulletin Board because market makers have not been providing regular quotations. According to the Pink Sheets(R) internet site, the last trade date was April 19, 2004. The last sale was made at US$ 0.30 per share. The Ordinary Shares underlying the ADSs are not traded on any exchange nor are they quoted on any market; therefore, no pricing information for such shares is available.

PERIOD                                               HIGH                 LOW
------                                               ----                 ---
                                                             ($ PER ADS)

Last 6 months

April 2004.......................................    0.3                  0.25
March 2004.......................................    -                    -
February 2004....................................    -                    -
January 2004.....................................    0.3                  0.3
December 2003....................................    1.25                 0.3
November 2003....................................    0.3                  0.3

2004
Second Quarter (through May 26)..................    0.3                  0.25
First Quarter ...................................    0.3                  0.3
                                                     0.3                  0.3
2003
Fourth Quarter...................................    1.25                 0.3
Third Quarter....................................    0.3                  0.05
Second Quarter (through May 30)..................    0.32                 0.05
First Quarter ...................................    0.45                 0.30

2002
Fourth Quarter...................................    0.42                 0.30
Third Quarter....................................    0.41                 0.41
Second Quarter...................................    0.65                 0.41
First Quarter....................................    0.60                 0.40

2001
Fourth Quarter...................................    .45                  .35
Third Quarter....................................    .65                  .40
Second Quarter...................................    .75                  .40
First Quarter....................................    .75                  .35

1999
September 4 through November 30..................    1 1/8                3/8
September 1 through September 3 (from Nasdaq)....    15/16                7/8
Third Quarter....................................    1 1/2                13/16
Second Quarter...................................    1 1/4                7/8
First Quarter....................................    1 9/16               7/8

1998
Fourth Quarter...................................    1 3/8                7/8
Third Quarter....................................    1 11/16              1 7/32
Second Quarter...................................    3 9/32               1 1/2
First Quarter....................................    3 9/32               2 9/32

1997
Fourth Quarter...................................    3                    29/32
Third Quarter....................................    3 1/8                2 5/8
Second Quarter...................................    4 1/4                2 3/4
First Quarter....................................    11 1/8               3 1/4

     As of May 27, 2003, 362,521,088 ordinary shares were outstanding. As of the same date, there were outstanding 13,215,933 ADSs (equivalent to 13,215,933 Ordinary Shares). The share equivalent of the outstanding ADSs was equal to 3.6% of the total number of outstanding ordinary shares.

B.   NOT REQUIRED.

C.   MARKETS.

     See "Item 9A-- Offer and Listing Details."

D.   NOT REQUIRED.

E.   NOT REQUIRED.

F.   NOT REQUIRED.

ITEM 10.  ADDITIONAL INFORMATION

A.   NOT REQUIRED.

B. Articles of Association were filed with the SEC on Form F-1 filed on October 22, 1996, file registration number 333-05682, and are incorporated herein by reference. The amended By-laws are filed herewith.

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

E.   TAXATION

     The summary is based upon tax laws and practice of the United States and Italy as in effect on the date of this Annual Report, which are subject to change (with a possible retroactive effect). Prospective investors in Ordinary Shares or ADSs should consult their own advisors as to the United States, Italian or other tax consequences of the purchase, ownership and disposition of ADSs, including, in particular, the effect of any state or local tax laws.

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

     Taxation of Dividends and Stock Distributions

     The gross amount of any dividends before reduction for Italian withholding tax paid to a U.S. owner generally will be treated as ordinary income to the extent paid out of current and or accumulated earnings and profits for United States federal income tax purposes. Dividends paid in taxable years beginning before January 1, 2009 to a non-corporate U.S. owner who meets certain eligibility requirements will qualify for U.S. federal income taxation at a reduced rate of 15% or lower if we are a "qualified foreign corporation." We generally will be a "qualified foreign corporation" if either (i) we are eligible for benefits under the Income Tax Convention or (ii) our Ordinary Shares or ADSs are listed on an established securities market in the United States. As we are eligible for benefits under the Income Tax Convention, we presently are a "qualified foreign corporation", and we generally expect to be a "qualified foreign corporation" during such taxable years, but no assurance can be given that a change in circumstances will not affect our treatment as a "qualified foreign corporation" in any of such taxable years. A non-corporate U.S. owner will not be eligible for the reduced rate (a) if the U.S. owner has not held the Ordinary Shares or ADSs for at least 61 days of the 120-day period beginning on the date which is 60 days before the ex-dividend date,
(b) to the extent the U.S. owner is under an obligation to make related payments on substantially similar or related property or (c) with respect to any portion of a dividend that is taken into account by the U.S. owner as investment income under Section 163(d)(4)(B) of the U.S. Internal Revenue Code. Any days during which a U.S. owner has diminished the U.S. owner's risk of loss with respect to the Ordinary Shares or ADSs (for example, by holding an option to sell such shares or ADSs) are not counted towards meeting the 61-day holding period. Special rules apply in determining the foreign tax credit limitation with respect to dividends subject to U.S. federal income taxation at the reduced rate. U.S. owners should consult their own tax advisors concerning whether dividends received by them qualify for the reduced rate.

     Dividends paid to U.S. owners that are corporations will not be eligible for the dividends received deduction. Dividend distributions in excess of our current and accumulated earnings and profits would first be treated as non-taxable return of the U.S. owner's tax basis in his or her Ordinary Shares to the extent thereof and then as gain from the sale of Ordinary Shares. Dividends paid in lire will be includible in the income of such U.S. owners in a dollar amount calculated by reference to the exchange rate in effect on the day the dividends are received by the Custodian. If the Custodian converts the lire into dollars on the day it receives them, U.S. owners generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. U.S. owners who receive a "treaty refund" (as defined below under "Italian Taxes") may be required to recognize foreign currency gain or loss to the extent the amount of the treaty  refund (in  dollars)  received by the U.S.  owner  differs from the dollar equivalent of the treaty refund on the date the dividends were received by the Custodian. A U.S. owner may be eligible, subject to general limitations and conditions, to credit or (at such U.S. owner's election) deduct in computing United States federal income tax liability Italian withholding tax (described in "--Italian Taxes") from such U.S. owner's dividends, to the extent such U.S. owner is not eligible for the "treaty refund." The limitations on U.S. foreign tax credits and in the case of a U.S. owner that elects to deduct foreign taxes, deductions, and the timing thereof are complex and U.S. owners should consult with their own tax advisors with regard to the availability of a foreign tax credit or deduction and the application of the limitations on foreign tax credits and deductions to their particular situations. Dividends generally will constitute foreign source "passive income" or, in the case of certain U.S. owners, "financial services income" for U.S. foreign tax credit purposes.

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

ITALIAN TAXES

     The following discussion is a general summary of material Italian tax consequences of the ownership and sale of Ordinary Shares or ADSs by a U.S. owner that is not a resident (for tax purposes) of Italy. The summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase Ordinary
Shares or ADSs. In addition, the tax treatment of a holder may vary depending upon the particular situation of the holder. The summary does not discuss the treatment of Ordinary Shares or ADSs that are held in connection with a permanent establishment or fixed base through which a beneficial owner carries on business or performs personal services in Italy.

     The summary is based upon tax laws and practice of the United States and Italy as in effect on the date of this Annual Report, which are subject to change. Prospective investors in Ordinary Shares or ADSs should consult their own advisors as to the United States, Italian or other tax consequences of the purchase ownership and disposition of the ADSs.

Taxation of Dividends

     The non Italian resident shareholders are subject to a 27% withholding tax on dividends relating to common stock and resolved for distribution after July 1, 1998.

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

     Under the Tax Treaty's prevision, dividends derived and beneficially owned by U.S. owners other than corporations (and similar entities) are subject to Italian withholding tax at a reduced rate of 15%. U.S. corporations and similar entities are subject to a withholding tax of 5 - 10% depending upon the percentage of the share capital owned and the period of ownership of the shares of the Italian distributing company, as specified in the Tax Treaty. However, the amount initially made available to the Depositary for payment to U.S. owners will generally reflect a withholding at the 27% rate. U.S. owners who comply with the appropriate certification procedures generally may then claim an additional payment of 12% of the dividend (representing the difference between the 27% rate and the 15% rate, and referred to herein as a "treaty refund").

     Described below are the expected procedures for making such certification. The certification procedure will require U.S. owners to obtain from the U.S. Internal Revenue Service the form of certification required by the Italian tax authorities with respect to each dividend payment. The request for that certificate must include a statement, signed under penalties of perjury, to the effect that the U.S. owner is a U.S. resident individual or corporation and does not maintain a permanent establishment in Italy, and must set forth other required information. The time for processing requests for certification by the Internal Revenue Service normally is at least two months or more. Accordingly, in order to be eligible for the procedure described below, U.S. owners should begin the process of obtaining certificates immediately after receiving instructions from the Depositary on how to claim a treaty refund.

     According to the Tax Treaty, a higher benefit is provided in the following cases: (i) a maximum 5% withholding tax is applicable on the gross amount of dividends if the beneficial owner is a company which has owned more than 50% of the voting stock of the company paying the dividends for a 12-month period ending on the date the dividend is declared; (ii) a 10% withholding tax is applicable if the above interest is lower than 50% but higher than 10%. Moreover, according to the "Interpretative Exchange of Notes" published in the Italian Official Gazette of February 2, 1986, U.S. companies owning at least 10% of the share capital of the distributing company will be entitled to obtain from the IRS a tax credit against the amount of corporate tax paid on the income distributed by the Italian company (to be determined in compliance with the procedures set forth by the IRS). Such tax credit will be granted if the company producing the distributed income is resident in Italy and is not considered as resident in the U.S. according to the U.S. tax laws.

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

     The Tax Treaty protection will still be effective and, therefore, no capital gains tax will be applicable to residents of U.S. and of other countries with similar Tax Treaties with Italy. If the capital gain taxation should apply, the tax rates will be equal to 12.5% or to the ordinary Italian tax rates (that may vary from a minimum at 23% to a maximum of 45%) applied only on 40% of the capital gain realized, depending upon the percentage of interest held and sold by the seller (for a listed company, the higher rate applies if an amount exceeding 2% of the voting rights, or 5% of the capital stock is sold in a 12 month period).

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

Transactions meeting the foregoing criteria will be taxed as follows:

(a) if the contract is made between private individuals or non - qualified intermediaries, the tax rate is equal to 0.14%;

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

I.         NOT APPLICABLE.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK


     We are exposed to market risks with respect to the value of foreign currencies in relation to the euro and changes in interest rates. We currently mitigate these exposures with the use of derivative financial instruments. Management has in place risk management procedures that periodically assess the level of market risk, related assets and liabilities and considers the appropriate courses of action. Historically, we have used interest rate swaps and foreign currency options and forward contracts to manage our market risk exposures.

     In managing these risks, the Company entered into the following contracts (in thousands of Euro):

                                       November 30, 2003
                                       -----------------
                                        notional amount
                                        ---------------

          Interest Rate Swaps               21,000
          Currency Options                  67,975

     The notional value of a derivative for the interest interest rate swap is the contractual amount on the basis of which the differentials are exchanged. The Currency Options notional value represents the contractual amount to be exchanged at the exercise date. The amounts expressed in foreign currency are converted into Euro applying the exchange rate at year-end.

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

     Interest Rate Swaps

     In 2003 the company entered into an interest rate swap in order to exchange with a counterpart, at specified intervals for a 5-year period, the difference between interest amounts calculated by reference to the notional principal amount and agreed floating interest rate. The Company has entered into such an agreement to reduce the risk of increases in Euro interest rate.

     At November  30,  2003,  we had  variable  rate debt of  approximately
(euro)147.3 million. Based upon our overall interest rate exposure on variable rate debt, and taking into account the interest rate swaps discussed above, a hypothetical two percentage point increase or decrease in the related indexes (euribor/eurodollar/LIBOR rate) would increase or decrease interest expense and cash needs by (euro)2.9 million per year.

Currency Options

     The Company uses currency options to partially hedge purchase costs of products that are denominated in U.S. Dollars. Currency options, purchased or sold in the over-the-counter market for a premium, provide the Company the right to buy or sell an agreed amount of U.S. Dollars at a specified exchange rate at the end of a specified period, currently not exceeding 36 months. Since such options are not designated against specific transactions, they have been accounted for at estimated fair market value. Fair market value reflects the estimated amount that the Company would pay or receive to terminate the contracts at the reporting date, therefore taking into account the current unrealised gains or losses of open contracts. In order to estimate the fair value of derivatives, the Company has used dealers' quote.

     Our results of operations and financial condition are affected by changes in the value of the euro against other currencies. The results of operations are adversely affected to the extent that the strengthening of the euro against other currencies affects the amount of sales reported in euro with respect to the sales made in such foreign currencies and may affect the demand for products in the countries in which such other currencies are utilized. Any decrease in the value of the euro as compared to other foreign currencies may expose us to adverse effects to the extent our payables and debt are payable in such foreign currency. With the completion of the relocation of all manufacturing to the U.S., the strengthening of the U.S. dollar against the euro had and could continue to negatively impact our operating and net income. On the contrary a weakening of the U.S. dollar against the euro could positively impact our result of operations. Taking into account the currency options discussed above, the effect of a hypothetical further 10% increase in the U.S. dollar against the euro would have decreased our fiscal year 2003 result of operations by approximately (euro)10.8 million from (euro)7.5 million to an operating loss of (euro)3.3 million, while a hypothetical 10% decrease in the U.S. Dollar against the euro would have increased our fiscal year 2003 result of operations by approximately 219% from (euro)7.5 million to (euro)16.5 million.

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

D.   NOT APPLICABLE.

E.   NOT APPLICABLE.


ITEM 15.  CONTROLS AND PROCEDURES

     Pursuant to rules adopted by the Securities and Exchange Commission as directed by Section 302 of the Sarbanes-Oxley Act of 2002, the Company is providing the following information:

     As of the end of the period covered by this report (the "Evaluation Date") the Company conducted an evaluation (under the supervision and with the participation of the Company's chief executive officer and chief financial officer), pursuant to Rule 13a-15 promulgated under the
Securities Exchange Act of 1934, as amended (the "Exchange Act") of the effectiveness of design and operation of the Company's disclosure controls and procedures. Based on this evaluation, the Company's chief executive officer and chief financial officer have concluded that as of the Evaluation Date such disclosure controls and procedures were reasonably designed to ensure that information required to be disclosed by the Company in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.

     During the period covered by this Annual Report on Form 20-F there have not been any significant changes in the internal controls, or in factors that could significantly affect the internal controls, nor were there any significant deficiencies or material weaknesses in the internal controls requiring corrective actions.

ITEM 16A. DISCLOSURE ON AUDIT COMMITTEE FINANCIAL EXPERT

     The Company is not required by any applicable law or regulation to have, and does not currently have, an audit committee of its Board of Directors. As the Company does not have an audit committee, the Board of Directors has determined that the Company does not have an audit committee financial expert within the meaning of the regulations adopted under Sarbanes-Oxley Act of 2002.

     In this context it should be noted that many of the customary duties of an audit committee are performed by a Board of Statutory Auditors, which is composed of three independent experts in administrative and accounting matters. The Company is required to have a Board of Statutory Auditors under Italian law and they are appointed by the shareholders for a three-year term. Accordingly, the Company believes that there is a meaningful independent review of its financial statements beyond that performed by the independent public accountants also appointed by the shareholders in accordance with Italian law.


ITEM 16B. CODE OF ETHICS

     Pursuant to rules adopted by the Securities and Exchange Commission, we are providing the following information:

     The Board of Directors has adopted a Code of Ethics which covers the responsibilities of the Chief Executive Officer, Chief Financial Officer and Controller or other senior financial officers.


ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

     Details of the aggregate fees billed for each of the last two fiscal years for professional services rendered by the independent auditors, BDO Sala Scelsi Farina, S.p.A., for the audit of the financial statements together with procedures for approving services by the auditor are set out below:


                                                 2003               2002
Audit fees                                  (EURO)331,000      (euro)343,000

Audit-Related fees                                -                  -

Tax fees:                                         -                  -
compliance services
advisory services                                 -                  -

All other fees                                    -                  -

                                            ---------------    ----------------
Total                                       (EURO)331,000      (euro)343,000
                                            ---------------    ----------------

Part III
ITEM 18.  FINANCIAL STATEMENTS

     The financial statements and notes to the financial statements of Instrumentation Laboratory S.p.A. are available on pages F-1 through F-52. Reports of Independent Auditors are included within this Item 18.

ITEM 19.             EXHIBITS

   Exhibit          Description
   -------          -----------

     1.1 Articles of Association were filed with the SEC on Form F-1 filed on October 22, 1996, file registration number 333-05682, and are incorporated herein by reference.

     1.2            Amended By-laws of the Company.

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

     8              List of Subsidiaries.

     10.1 English Summary of a Syndicated Loan Agreement dated as of July 31, 2002 among Izasa Distribuciones Tecnicas S.A. and a group of financial entities, filed with the SEC on May 31, 2003, under Form 20-F, is incorporated herein by reference.

     10.2 English Summary of a Syndicated Loan Agreement dated as of March 24, 2004 among Izasa Distribuciones Tecnicas S.A. and a group of financial entities.

     11             Code of Ethics.

     12             Section 302 Certifications.

     13             Section 906 Certifications.

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.




                                              INSTRUMENTATION LABORATORY S.p.A.



                                              By:   /s/ Jose Luis Martin
                                                 -----------------------------
                                                 Name:  Jose Luis Martin
                                                 Title: Chief Financial Officer

Date: May 28, 2004


                                               INDEX TO FINANCIAL STATEMENTS
AUDITED CONSOLIDATED FINANCIAL STATEMENTS                                                                                  Page
-----------------------------------------                                                                                  ----
      Report of Independent Auditors for the years ended November 30, 2002 and 2003.......................................F- 2

      Report of Predecessor Auditors for the years ended November 30, 2000 and 2001.......................................F- 3

      Audited Consolidated Balance Sheets as of November 30, 2002 and 2003................................................F- 5

      Audited Consolidated Statements of Operations for the years ended
                 November 30, 2001, 2002 and 2003.........................................................................F- 7

      Audited Consolidated Statements of Cash Flows for the years ended
                 November 30, 2001, 2002 and 2003.........................................................................F- 8

      Audited Consolidated Statements of Changes in Shareholders' Equity
                for the years ended November 30, 2001, 2002 and 2003......................................................F-10

      Notes to the Audited Consolidated Financial Statements..............................................................F-11


                       REPORT OF INDEPENDENT AUDITORS

To the Shareholders of
Instrumentation Laboratory S.p.A.:

     We have audited the accompanying consolidated balance sheet of Instrumentation Laboratory S.p.A. (an Italian corporation) and Subsidiaries (the 'Company') as of November 30, 2002, and 2003 and the related consolidated statement of operations, changes in shareholders' equity and cash flows for the years then ended, expressed in Euro. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Instrumentation Laboratory S.p.A. and Subsidiaries as of and for the year ended November 30, 2001 were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those financial statements in their report dated March 1, 2002.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Instrumentation Laboratory S.p.A. and Subsidiaries as of November 30, 2002 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in Italy.

     The accounting practices of the Company used in preparing the accompanying financial statements vary in certain respects from accounting principles generally accepted in the United States of America. A description of the significant differences between the Company's accounting practices and accounting principles generally accepted in the United States of America and the approximate effect of those differences on consolidated net results and shareholders' equity are set forth in Notes 21 and 22 of the Notes to the Audited Consolidated Financial Statements.

BDO Sala Scelsi Farina
Societa di Revisione per Azioni
----------------------------------------------------------
/s/ BDO Sala Scelsi Farina Societa di Revisione per Azioni

Milan, Italy
February 13, 2004, except for notes 21, 22, 23, 24 and 25 which are as of May 5, 2004

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



ARTHUR ANDERSEN SPA


March 1, 2002
Milan, Italy


                                          INSTRUMENTATION LABORATORY S.P.A. AND SUBSIDIARIES

                                                 AUDITED CONSOLIDATED BALANCE SHEETS
                                                   AS OF NOVEMBER 30, 2002 AND 2003
                               (THOUSANDS OF EURO OR THOUSANDS OF U.S. DOLLARS, EXCEPT PER SHARE DATA)




                                                                         NOTE           2002          2003           2003
                                                                         ----           ----          ----           ----
                                                                                        EURO          EURO          U.S.$
                                                                                                                       (1)
ASSETS
CURRENT ASSETS:
     Cash and cash equivalents                                                          16,158        14,372         17,239
     Trade receivables, net of allowance for doubtful
         accounts and sales returns of Euro 5,775 thousands
         in 2002 and Euro 4,598  thousands in 2003                        5             91,668        75,992         91,152
     Other receivables                                                                   5,352         3,153          3,782
     Inventories, net                                                     7             56,482        46,314         55,554
     Prepaid expenses and other current assets                                           5,366         4,913          5,893
                                                                                       -------       -------        -------
                 Total current assets                                                  175,026       144,744        173,620


NON-CURRENT RECEIVABLES AND OTHER ASSETS                                                   565           435            522


INSTRUMENTS AT CUSTOMERS, net                                             8             23,060        26,501         31,788


PROPERTY, PLANT AND EQUIPMENT:
     Land and buildings                                                                  6,313         5,631          6,754
     Leasehold improvements                                                              6,633         6,152          7,379
     Plant, machinery and equipment                                                     35,561        36,735         44,064
     Furniture, fixtures and vehicles                                                   17,570        16,661         19,985
     Construction in progress                                                            1,811         1,471          1,764
     Accumulated depreciation                                                          (43,862)      (45,337)       (54,382)
                                                                                       -------       -------        -------
                                                                                        24,026        21,313         25,564

INTANGIBLE ASSETS AND DEFERRED
     CHARGES, net                                                         9            119,159       110,848        132,962
                                                                                       -------       -------        -------
                 Total assets                                                          341,836       303,841        364,456
                                                                                       =======       =======        =======

(1)    Exchange rate:  Euro 1.00 = U.S. $ 1.1995 as of November 30, 2003



The accompanying notes are an integral part of these consolidated financial statements.



                                          INSTRUMENTATION LABORATORY S.P.A. AND SUBSIDIARIES

                                                 AUDITED CONSOLIDATED BALANCE SHEETS
                                                   AS OF NOVEMBER 30, 2002 AND 2003
                               (THOUSANDS OF EURO OR THOUSANDS OF U.S. DOLLARS, EXCEPT PER SHARE DATA)



                                                                              NOTE           2002           2003           2003
                                                                              ----           ----           ----          ------
                                                                                             EURO           EURO          U.S.$
                                                                                                                             (1)
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
   Bank overdrafts and short-term debt                                         10            66,765        50,058         60,045
   Current portion of long-term debt                                           11            12,399             -              -
   Trade and other payables                                                                  46,158        45,678         54,791
   Income taxes payable                                                        12             4,054         2,547          3,055
   Accrued expenses and other liabilities                                      13            37,382        39,532         47,418
                                                                                            -------       -------        -------
               Total current liabilities                                                    166,758       137,815        165,309

LONG-TERM DEBT, net of current portion                                         11            87,814        97,234        116,632

DEFERRED INCOME TAXES                                                          12               619           302            362

RESERVE FOR SEVERANCE INDEMNITIES                                              14             5,927         6,217          7,457

MINORITY INTEREST                                                                               402           411            493
                                                                                            -------       -------        -------
               Total liabilities                                                            261,520       241,979        290,253
                                                                                            -------       -------        -------
COMMITMENTS AND CONTINGENCIES                                                  15                 -             -              -
SHAREHOLDERS' EQUITY:                                                          16
   Share capital (90,701,104 shares authorized, issued and outstanding at
   November 30, 2002 and 2003, par value Euro 1,29 each)                                    117,004       117,004        140,347
   Additional paid-in capital                                                                11,496        11,496         13,789
   Cumulative translation adjustment                                                          3,620        (3,697)        (4,435)
   Accumulated deficit                                                                      (51,804)      (62,941)       (75,498)
                                                                                            -------       -------        -------
               Total shareholders' equity                                                    80,316        61,862         74,203
                                                                                            -------       -------        -------
               Total liabilities and shareholders' equity                                   341,836       303,841        364,456
                                                                                            =======       =======        =======


(1)    Exchange rate:  Euro 1.00 = U.S. $ 1.1995 as of November 30, 2003


The accompanying notes are an integral part of these consolidated financial statements.


                                          INSTRUMENTATION LABORATORY S.P.A. AND SUBSIDIARIES

                                            AUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
                                         FOR THE YEARS ENDED NOVEMBER 30, 2001, 2002 AND 2003
                               (THOUSANDS OF EURO OR THOUSANDS OF U.S. DOLLARS, EXCEPT PER SHARE DATA)


                                                        NOTE               2001          2002          2003           2003
                                                        ----               ----          ----          ----           ----
                                                                       RESTATED
                                                                       --------
                                                                           EURO          EURO          EURO          U.S.$
                                                                           ----                                        (1)
Net sales                                                 17             274,814       272,591       260,011        311,883

Cost of sales and services                                               144,207       141,549       131,066        157,214
                                                                         -------       -------       -------        -------
         Gross profit                                                    130,607       131,042       128,945        154,669

Research and development costs                            25              19,588        20,072        19,238         23,076

Selling, general and administrative
expenses                                                                  92,699        99,792        93,746        112,448
                                                                         -------       -------       -------        -------
         Operating income before amortization
         of intangible assets and deferred
         charges                                                          18,320        11,178        15,961         19,145

Amortization of intangible assets and
deferred charges                                           9               9,058         8,464         8,423         10,103
                                                                         -------       -------       -------        -------
         Operating income                                                  9,262         2,714         7,538          9,042

Interest income                                           18               1,277           980           746            895

Interest expense                                          18              15,382        12,210        10,810         12,967

Other expense (income), net                               19              (2,018)        2,696         5,789          6,944
                                                                         -------       -------       -------        -------
         Loss before income taxes and minority
         Interest                                                         (2,825)      (11,212)       (8,315)        (9,974)

Income taxes                                              12               2,916         2,549         2,703          3,242

Minority interest                                                             68            80            67             80
                                                                         -------       -------       -------        -------
         Net loss                                                         (5,809)      (13,841)      (11,085)       (13,296)
                                                                         =======       =======       =======        =======
Loss per share                                             3             (0.0797)      (0.1516)      (0.1222)       (0.1466)
                                                                         =======       =======       =======        =======


The figures for the year ended November 30, 2001 have been restated from Italian Lire into Euro using the exchange rate as of January 1, 1999 (Euro
1.00 = Italian Lire 1936.27).

(1) Exchange rate:  Euro 1.00 = U.S. $ 1.1995 as of November 30, 2003



The accompanying notes are an integral part of these consolidated financial statements.


                                       INSTRUMENTATION LABORATORY S.P.A. AND SUBSIDIARIES

                                          AUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                      FOR THE YEARS ENDED NOVEMBER 30, 2001, 2002 AND 2003
                             (THOUSANDS OF EURO OR THOUSANDS OF U.S. DOLLARS, EXCEPT PER SHARE DATA)


                                                                                   2001          2002          2003           2003
                                                                                   ----          ----          ----           ----
                                                                               RESTATED
                                                                               --------
                                                                                   EURO          EURO          EURO          U.S.$
                                                                                                                               (1)
CASH FLOWS FROM OPERATING
      ACTIVITIES:
      Net loss                                                                   (5,809)      (13,841)      (11,085)       (13,296)
      Adjustments to reconcile net income to net cash provided by (used
      in) operating activities
           Depreciation and amortization                                         23,594        22,673        23,645         28,362
           Provision for severance indemnities                                      921           987         1,141          1,369
           Unrealized loss on investment                                                            -             -              -
           Net loss (gain) on sale of fixed assets                                 (683)         (117)         (72)           (86)
           Increase (decrease) of deferred income taxes and other
           long-term liabilities                                                 (1,833)         (533)       (1,159)        (1,390)
           Increase (decrease) in cash
           resulting from changes in operating assets and liabilities
                Accounts receivable                                               1,473        10,640        12,756         15,301
                Inventories                                                      15,617         1,224         5,431          6,514
                Prepaid expenses                                                   (767)       (2,144)          117            140
                Accounts payable                                                  1,590         5,474         1,631          1,956
                Accrued expenses and income taxes                               (11,492)        1,234         4,322          5,184
                                                                                -------        ------        ------         ------
                Net cash provided by (used in) operating activities              22,611        25,597        36,727         44,054
                                                                                -------        ------        ------         ------

CASH FLOWS FROM INVESTING
     ACTIVITIES:
        Investment in instruments at customers                                  (19,883)      (21,568)      (17,013)       (20,407)
        Purchase of fixed assets                                                 (8,529)       (6,090)       (7,270)        (8,720)
        Increase in intangible assets and
        deferred charges                                                           (351)         (304)         (177)          (212)
        Effect of acquisition of subsidiary                                        (740)            -             -              -
        Decrease (Increase) in investments
           and other long term assets                                                30          (123)          130            156
        Proceeds from sale of fixed assets                                        9,417        11,904         4,840          5,806
                                                                                -------        ------        ------         ------
                Net cash provided by (used in) investing activities             (20,056)      (16,181)      (19,490)       (23,377)
                                                                                -------        ------        ------         ------



The balances for the year ended November 30, 2001 have been restated from Italian Lire into Euro using the exchange rate as of January 1, 1999 (Euro
1.00 = Italian Lire 1936.27).

(1) Exchange rate:  Euro 1.00 = U.S. $ 1.1995 as of November 30, 2003


The accompanying notes are an integral part of these consolidated financial statements.


                                          INSTRUMENTATION LABORATORY S.P.A. AND SUBSIDIARIES

                                            AUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                         FOR THE YEARS ENDED NOVEMBER 30, 2001, 2002 AND 2003
                               (THOUSANDS OF EURO OR THOUSANDS OF U.S. DOLLARS, EXCEPT PER SHARE DATA)



                                                                                   2001          2002          2003           2003
                                                                                   ----          ----          ----           ----
                                                                               RESTATED
                                                                               --------
                                                                                   EURO          EURO          EURO          U.S.$
                                                                                                                               (1)
CASH FLOWS FROM FINANCING
     ACTIVITIES:
         Proceeds from issuance of long-term debt                                 13,815          875             -              -
         Repayment of long-term debt                                                (554)      (4,000)       (1,098)        (1,317)
         Increase (decrease) in bank overdrafts and short-term
         debt                                                                    (14,130)       1,896       (16,707)       (20,040)
                                                                                 -------      -------       -------        -------
             Net cash provided by (used in) financing activities                    (869)      (1,229)      (17,805)       (21,357)
                                                                                 -------      -------       -------        -------

EFFECT OF EXCHANGE RATES ON CASH                                                      73          (60)       (1,218)        (1,461)
                                                                                 -------      -------       -------        -------
NET INCREASE (DECREASE) IN CASH AND CASH
     EQUIVALENTS                                                                   1,759        8,127        (1,786)        (2,142)

CASH AND CASH EQUIVALENTS at beginning of the year                                 6,272        8,031        16,158         19,381
                                                                                 -------      -------       -------        -------
CASH AND CASH EQUIVALENTS at end of the year                                       8,031       16,158        14,372         17,239
                                                                                 =======      =======       =======        =======

SUPPLEMENTAL INFORMATION:

         Cash paid during the year for:
             Interest                                                             13,547       13,909        10,578        12,688
             Income tax                                                            1,785        2,883         2,657         3,187

The balances for the year ended November 30, 2001 have been restated from Italian Lire into Euro using the exchange rate as of January 1, 1999 (Euro 1.00 = Italian Lire 1936.27).

(1) Exchange rate: Euro 1.00 = U.S. $ 1.1995 as of November 30, 2003



The accompanying notes are an integral part of these consolidated financial statements.


                                          INSTRUMENTATION LABORATORY S.P.A. AND SUBSIDIARIES

                               AUDITED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                                      FOR THE YEARS ENDED NOVEMBER 30, 2001, 2002 AND 2003
                             (THOUSANDS OF EURO OR THOUSANDS OF U.S. DOLLARS, EXCEPT PER SHARE DATA)

                                                                       ADDITIONAL     CUMULATIVE
                                                            SHARE       PAID-IN       TRANSLATION        ACCUMULATED         TOTAL
                                                          CAPITAL        CAPITAL       ADJUSTMENT          DEFICIT          EQUITY
                                                          -------      ----------     -----------        -----------        ------
BALANCE AT NOVEMBER 30, 2000, as
restated                                                   57,055          79,958          10,726          (100,999)        46,740
                                                          -------         -------         -------          --------        -------

     Conversion of share capital to Euro                      (50)              -               -                50              -

     Issuance of ordinary shares from capital
     increase                                              59,999               -               -                 -         59,999

     Excess of equity over cost of newly
     consolidated entity                                        -               -               -               403            403

     Loss from translation of foreign currency
     financial statements                                       -               -          (2,491)                -         (2,491)

     Net loss for the year as restated                          -               -               -            (5,809)        (5,809)
                                                          -------         -------         -------          --------        -------
BALANCE AT NOVEMBER 30, 2001 as
restated                                                  117,004          79,958           8,235          (106,355)        98,842
                                                          -------         -------         -------          --------        -------

      Loss coverage                                             -         (68,462)              -            68,462              -

      Change in minority interest                               -               -               -               (70)           (70)

     Loss from translation of foreign currency
     financial statements                                       -               -          (4,615)                -         (4,615)

     Net loss for the year                                      -               -               -           (13,841)       (13,841)
                                                          -------         -------         -------          --------        -------
BALANCE AT NOVEMBER 30, 2002                              117,004          11,496           3,620           (51,804)        80,316
                                                          -------         -------         -------          --------        -------
      Other variations                                          -               -               -               (52)           (52)

     Loss from translation of foreign currency
     financial statements                                       -               -          (7,317)                -         (7,317)

     Net loss for the year                                      -               -               -           (11,085)       (11,085)
                                                          -------         -------         -------          --------        -------
BALANCE AT NOVEMBER 30, 2003                              117,004          11,496          (3,697)          (62,941)        61,862
                                                          -------         -------         -------          --------        -------
BALANCE AT NOVEMBER 30, 2003 in  U.S. $  (1)              140,347          13,789          (4,435)          (75,498)        74,203
                                                          =======         =======         =======          ========        =======



The balances for the year ended November 30, 2001 have been restated from Italian Lire into Euro using the exchange rate as of January 1, 1999 (Euro
1.00 = Italian Lire 1936.27).

(1) Exchange rate: Euro 1.00 = U.S. $ 1.1995 as of November 30, 2003


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

     In September 1996, the Company acquired Chromogenix, a leading manufacturer of reagents used primarily for hemostasis instruments, based in Sweden, and Mallinckrodt Sensor Systems Inc. ('MSS'), which provides blood gas and electrolyte analysers, together with reagents, controls, other consumables and services, which are designed to be used by the care provider for near-patient uses ('1996 Acquisitions'). The purchase price of Euro 59.1 million has been allocated to specifically identifiable tangible and intangible net assets acquired, with the resulting excess purchase price of Euro 40.4 million assigned to goodwill.

     In January 1999, the Company acquired Hemoliance ('1999 Acquisitions'), a joint venture consisting of two companies, Medical Laboratory Automation Inc. (MLA) and Ortho-Clinical Diagnostic Inc. ('OCD'). The Company purchased 100% of MLA total common stock for U.S.$ 75 million, and the assets of OCD for U.S.$ 55 million. In connection with the 1999 Acquisition certain restructuring actions relating to the acquired business were undertaken, including closing down a facility, transitioning the business to an indirect distribution model and severing a number of employees. Accordingly, a restructuring reserve of approximately U.S.$ 19.1 million was recognized as a liability assumed as of the consummation date of acquisition and included in the allocation of the acquisition cost.

     The excess of purchase price over the fair value of the identifiable assets and liabilities acquired, as resulting after the accrual of the restructuring reserve, has been assigned to goodwill for a total amount of US $ 114.7 million and is being amortized over 20 years.

     As of November 30, 2002 and 2003 the parent company Instrumentation Laboratory S.p.A. owned the following subsidiaries, either directly or indirectly:

       Company                                           2002            2003
       -------                                          -----           -----

       Instrumentation Laboratory GmbH (Germany)         100%            100%
       Instrumentation Laboratory Ges.mbH                100%            100%
       Instrumentation Laboratory U.K. Ltd. (U.K.)       100%            100%

       Company                                           2002            2003
       -------                                          -----           -----

       Instrumentation Laboratory S.A. (France)          100%            100%
       Instrumentation Laboratory Belgium N.V.           100%            100%
       Instrumentation Laboratory Group B.V.             100%            100%
       Instrumentation Laboratory (Netherlands)          100%            100%
       Instrumentation Laboratory Espana, S.L.           100%            100%
       Instrumentation Laboratory Company                100%            100%
       IL Sensor Systems, Inc. (U.S.A.) (formerly
       Mallinckrodt Sensor Systems, Inc.)                100%            100%
       IL Diagnostic, S.A. de C.V. (Mexico)              100%            100%
       IL Japan Co. Ltd.                                    -            100%
       Medical Laboratory Automation Inc.                100%            100%
       Lessix AB (Sweden)                                100%            100%
       Chromogenix Holding AB (Sweden)                   100%            100%
       Chromogenix AB (Sweden)                           100%            100%
       Instrumentation Laboratory (Lietuva) B.I.          67%             67%


2.   BASIS OF THE CONSOLIDATED FINANCIAL STATEMENTS

     The accompanying consolidated financial statements include the accounts of the parent company, Instrumentation Laboratory S.p.A., and of the subsidiaries owned directly or indirectly (the 'Company' or the 'Group'). The subsidiaries included in the consolidation as of November 30, 2003 and 2002 are those listed above in Note 1.

     The consolidated balance sheet and the consolidated income statement are presented in a format used in the international practice. Accordingly, the accompanying consolidated financial statements are not prepared pursuant to the format of Italian decree No.127 of 1991, which implemented in Italy the Seventh EU Directive on consolidated accounts.

     The financial statements used in the consolidation have been prepared following the general rules provided by the Italian Civil Code, interpreted by the accounting principles stated by the Italian Accounting Profession ('Consigli Nazionali dei Dottori Commercialisti e dei Ragionieri) or, in the absence thereof, with the statements of International Accounting Standards and International Financial Reporting Standards issued by I.A.S.B. (collectively, 'Italian GAAP').


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

     (c) Any excess of the purchase price over the fair value of the specifically identifiable tangible and intangible net assets of acquired companies at the acquisition date, is recognized as an asset (goodwill) and amortized over its useful life not exceeding 20 years, as described in Note 1. The goodwill arising on the 1991 Acquisition was charged directly to shareholder's equity, consistent with one of the possibilities then allowed under Italian GAAP.

     Cash and cash equivalents

     The Company considers cash and cash equivalents to be its cash on hand and on deposit with banks.

     Receivables and Payables

     Receivables and payables are stated at nominal value. Receivables are reduced to expected realizable value by the allowance for doubtful accounts and sales returns.

     Allowance for doubtful accounts

     Accounts receivable are reduced by an amount which may be uncollectible in the future. The estimated allowance for doubtful accounts is determined primarily on management's evaluation of the financial condition of the customer.

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
     Goodwill                                          20 years

     Goodwill is amortized using the straight-line method from the date of acquisition over the expected period benefited, currently estimated at 20 years. The Company assesses the future useful life of this asset whenever events or changes in circumstances indicate that the current useful life has diminished.

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

     Accrual for Severance Indemnities and Pension Liabilities

     This accrual has been determined in accordance with the related laws in the various countries in which the Group operates and includes contributions to pension funds computed on the basis of generally accepted actuarial rules, as well as employee severance indemnities and benefit plans. Pension plans have been accounted for in accordance with IAS No.19, in the absence of specific Italian accounting principles on this matter.

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

     Foreign Currency Translation

     (a)  Translation  of  Financial  Statements   denominated  in  foreign
          currencies

          Assets (except for goodwill) and liabilities of the Group's foreign subsidiaries are translated into Euro at the year-end exchange rates while revenues and expenses are translated at the average exchange rates for the period. Goodwill arising from the acquisitions of foreign entities is translated using the exchange rate at the date of the transaction. The resulting translation differences are included in shareholders' equity under the caption 'Cumulative Translation Adjustment'.

     (b) Translation of transactions and balances denominated in foreign currencies

          Transactions in foreign currencies are recorded at a rate approximating the exchange rate at the transaction date. Foreign currency assets and liabilities are translated at the rate prevailing at year-end and the resulting exchange gains or losses are recorded in the statement of operations.

     Loss per share

     Loss per share is computed based upon the weighted average number of common shares outstanding during the period. The weighted average number of common shares outstanding in fiscal 2001, 2002 and 2003 is 72,861,028, 90,701,104 and 90,701,104 respectively. Common stock options, which were outstanding in 2001, 2002 and 2003, have been excluded as their effect would be antidilutive. As of November 30, 2002 and 2003 there are 170,000 stock options outstanding.

     Statements of Cash Flows

     The cash flow statements are prepared in accordance with International Accounting Standards, using the indirect method.

4.   TRANSLATION OF EURO AMOUNTS INTO U.S. DOLLAR AMOUNTS

     The consolidated financial statements are stated in Euro, the currency of the country in which the parent company is incorporated and operates.

     The translation of the Euro amounts into U.S. Dollar is included solely for the convenience of the reader, using the noon buying rate certified for customs purposes by the Federal Reserve Bank of New York as of November 30, 2003, which was Euro 1.00 to U.S. $ 1.1995. The convenience translation should not be construed as a representation that the Euro amounts have been, could have been, or could in the future be, converted into U.S. Dollars at this or any other rate of exchange.

5.   TRADE RECEIVABLES

     As of November 30, 2002 and 2003 approximately 38% and 35%, respectively, of trade receivables were from a number of local entities and agencies that provide healthcare services throughout Italy and are managed and funded directly or indirectly by the Italian government.

     Under the Italian health system, accounts receivable may remain outstanding for up to 300 days on average. These extended payment periods are accepted in the industry. Total sales to these customers represent approximately 17% and 19%, respectively, of consolidated net revenues for the years ended November 30, 2002 and 2003. The Company's management does not expect any significant losses as a result of the concentration of these receivables.

     At November 30, 2002 and 2003 trade receivables from public Italian healthcare entities are net of Euro 16.5 million and Euro 25.7 million, respectively, sold through a factoring transaction on a non-recourse basis.

     The Company adopts a procedure of charging interest on overdue receivables. However, interest charged to customers is frequently non-collectable. Accordingly, interest receivables outstanding at November 30, 2002 and 2003 (Euro 0.6 million and Euro 0.3 million, respectively) have been fully reserved for. The Company records interest income on receivables when received.

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

     Group receivables and payables from/to Beckman Coulter as of November 30, 2002 and 2003 and sales and purchases to/from Beckman Coulter for the years then ended were as follows (in thousands of Euro):

                                              2002                    2003
                                              ----                    ----

     Trade receivables                      13,417                   8,618
     Trade payables                          6,427                   3,733
     Sales                                  47,943                  36,563
     Purchases                              18,557                  14,466

     Sales of Beckman Coulter products by the Company under the exclusive distribution agreement for the years ended November 30, 2002 and 2003 amounted to Euro 29.3 million and Euro 30.8 million, respectively.


7.   INVENTORIES

     As of November 30, 2002 and 2003 inventories were as follows (in thousands of Euro):

                                              2002                    2003
                                              ----                    ----

     Raw materials                          17,960                  13,040
     Work-in-process                         1,008                     882
     Finished goods                         43,999                  38,818
     Service parts                           4,225                   3,528
                                           -------                 -------

                                            67,192                  56,268
     Less: Reserve for obsolescence        (10,710)                 (9,954)
                                           -------                 -------
                                            56,482                  46,314
                                           =======                 =======

8.   INSTRUMENTS AT CUSTOMERS

     As of November 30, 2002 and 2003, instruments at customers consisted of the following (in thousands of Euro):

                                                        2002         2003
                                                        ----         ----

     Instruments Owned by the Group
     ------------------------------

     Instruments cost                                  70,589         75,169
     Less: Accumulated depreciation                   (50,022)       (50,644)
                                                       20,567         24,525
                                                     --------       --------
     Net long-term investment in sales-type
     --------------------------------------
     leased instruments
     ------------------

     Minimum lease payments receivable                  5,129          3,875
     Less: Allowance for non-collectible amounts         (100)           (48)

     Net lease payments receivable                      5,029          3,827
     Less: Unearned interest income                    (1,238)          (870)
                                                     --------       --------
     Net investment in sales-type leases                3,791          2,957
     Less: Current portion                             (1,298)          (981)
                                                     --------       --------
                                                        2,493          1,976
                                                     --------       --------
                                                       23,060         26,501
                                                     ========       ========

     Laboratory instruments are either given in free use to customers under reagent rental contracts or leased to customers under long-term leases which qualify as sales-type leases with selling profit recognized at the inception of the lease. As a result, the Group has recorded rental receivables as of November 30, 2002 and 2003 equal to the present value of the lease payments to be received less a reserve to cover potential non-collectible amounts (net investment in sales-type leases).

     Amounts expected to be received within the next year have been reflected in other receivables in the accompanying consolidated financial statements.

     Future minimum lease payments to be received for each of the five succeeding fiscal years ending November 30 are as follows (in thousands of Euro):

                          2004                  1,319
                          2005                  1,155
                          2006                    849
                          2007                    395
                          2008                    157
                                                -----
                                                3,875

     Depreciation of instruments owned by the Group for the years ended November 30, 2002 and 2003 amounted to Euro 8.1 million and Euro 8.5 million, respectively.

     In 2001, 2002 and 2003 the Company entered into sale and leaseback transactions, by which certain equipment in use at customers was sold and leased back over a period that is in line with the estimated useful life of the equipment. These transactions have been accounted for as operating leases, as allowed by the Italian law, even though they represent finance leases. Total lease cost charged to the statement of operations for the years ended November 30, 2002 and 2003 amounted to Euro 3.3 million and Euro 4.7 million, respectively. Had the Company accounted for this transaction as a finance lease, the net loss for the fiscal year 2003 would have been lower by Euro 0.6 million and net equity, as of November 30, 2003, would have been higher by Euro 0.9 million. Assets (instruments at customers) as of November 30, 2003 would have been higher by Euro 10,5 million and liabilities (financial debt) would have been higher by Euro 9.6 million, of which Euro 4.3 million would be short term.

9.   INTANGIBLE ASSETS AND DEFERRED CHARGES

     Intangible assets and deferred charges at November 30, 2002 and 2003, are summarized as follows (in thousands of Euro):

                                                                           2002
                                                                           ----
                                                                        Accumulated
                                                                        -----------
                                                            Cost        Amortization           Net
                                                            ----        ------------           ---
     Patents, trademarks
         and other rights                                 40,011          (31,592)           8,419

     Goodwill arising from 1996 Acquisitions              40,409          (12,788)          27,621

     Goodwill arising from 1999 Acquisition              102,512          (19,881)          82,631

     Other                                                 4,055           (3,567)             488
                                                         -------          --------         -------
                                                         186,987          (67,828)         119,159
                                                         =======          ========         =======


                                                                           2003
                                                                           ----
                                                                        Accumulated
                                                                        -----------
                                                            Cost        Amortization           Net
                                                            ----        ------------           ---
     Patents, trademarks
         and other rights                                 40,011          (32,558)           7,453

     Goodwill arising from 1996 Acquisitions              40,409          (14,868)          25,541

     Goodwill arising from 1999 Acquisition              102,436          (25,069)          77,367

     Other                                                 4,225           (3,738)             487
                                                         -------          --------         -------
                                                         187,081          (76,233)         110,848
                                                         =======          ========         =======


     Amortization for the years ended November 30, 2001, 2002 and 2003 is as follows:

                                                         2001           2002            2003
                                                         ----           ----            ----

     Patents, trademarks
           and other rights                             1,015            992             966
     Charges relating to capital increases
           and initial public offering                    196              -               -
     Computer software                                    181              -               -
     Goodwill arising from 1996 Acquisitions            2,073          2,081           2,081
     Goodwill arising from 1999 Acquisition             5,119          5,249           5,249
     Other                                                474            142             169
                                                        -----          -----           -----
                                                        9,058          8,464           8,423
                                                        =====          =====           =====

     Goodwill arising from the 1996 Acquisitions represents the excess of the aggregate purchase price over the fair values of the identifiable net assets of Chromogenix and Mallinckrodt Sensor Systems Inc. as at the date of acquisition.

     Goodwill arising from the '1999 Acquisition' represents the excess of the aggregate purchase price over the fair values of the identifiable net assets of Hemoliance, after the accrual of the restructuring reserve, at the date of acquisition.

     As of November 30, 2003, the estimated aggregate amortization expense, based on current levels of intangible assets for the succeeding five years is as follows:

     Years Ending November 30,            (Thousands of Euro)
     -------------------------

         2004                                         8,100
         2005                                         8,100
         2006                                         8,100
         2007                                         8,100
         2008                                         8,100


10.  BANK OVERDRAFTS AND SHORT-TERM DEBT

     As of November 30, 2002 and 2003, the Group had available short-term credit lines of approximately Euro 97.0 million and Euro 90.0 million, respectively, with various banks in Europe and in the U.S., primarily for working capital purposes.

     Such short-term credit lines are primarily in the form of uncommitted short-term bank loan facilities that are repayable on demand and may be revoked at any time by the lender upon notice. At the same dates the utilization of such credit lines may be summarized as follows (in thousands of Euro):

                                                                         2002          2003
                                                                         ---           ----

     Euro denominated bank overdrafts and short- term loans,
     bearing interest variable from 3.75% to 13.25% at
     November 30, 2003                                                 37,996        24,356

     Euro denominated bank advance on import/export, average
     interest at 6.05% at November 30, 2003                            28,769        25,702
                                                                       ------        ------
                                                                       66,765        50,058
                                                                       ======        ======

     Borrowings under revolving line of credit                         66,765        50,058

     Weighted average interest rate                                     6.63%         5.95%

     Maximum month-end balance during year                             71,620        72,845

     Average month-end balance during year                             66,748        62,162


11.  LONG-TERM DEBT

     Long-term debt at November 30, 2002 and 2003, is summarized as follows (in thousands of Euro):


                                                                        2002           2003
                                                                        ----           ----

     Euro denominated subordinated revolving loan from Izasa
     Distribuciones Tecnicas S.A                                      61,401         61,401

     Euro denominated subordinated loan from Miscel Holding B.V.      26,294              -

     Euro denominated subordinated loan from IL Holding S.p.A.             -         26,294

     U.S Dollar denominated loan expiring in May, 2003                12,399              -

     U.S. Dollar denominated loan expiring in May 2005                     -          9,310
                                                                     -------         ------
     Other long term debt                                                119            229
                                                                     -------         ------
                                                                     100,213         97,234
     Less- Current portion of long-term debt                         (12,399)             -
                                                                     -------         ------
                                                                      87,814         97,234
                                                                     =======         ======

     On February 26, 1999 the Company signed a subordinated revolving loan agreement with a Werfen affiliate (Izasa Distribuciones Tecnicas S.A.) in the amount of Spanish Pesetas 21,625 million (approximately Euro 130 million) and a subordinated long-term loan with Werfen S.A. (an affiliated company of CH-Werfen S.A.) in the amount of Spanish Pesetas 4,375 million (approximately Euro 26.3 million). Approximately Euro 114 million of the loan proceeds were used to pay for the acquisition of Hemoliance. Both loans original maturity has been extended to January 31, 2007 and bear interest at a floating rate based on the six-month Euribor plus 320 basis points per annum (ranging from 5.30% to 5.40% at November 30, 2003). On April 20, 2001 Izasa Distribuciones Tecnicas S.A. exchanged Euro 59,999,998.83 of the outstanding loan for 46,511,627 newly issued ordinary shares. On April 27, 2001 Werfen S.A. assigned its outstanding loan to Miscel Holding B.V., a subsidiary of Izasa Distribuciones Tecnicas S.A. On November 25, 2003 Miscel Holding B.V. contributed the loan to IL Holding S.p.A., an Italian subsidiary of Izasa Distribuciones Tecnicas S.A..

     Such loans contain certain covenants (such as the obligation to pay principal and interest at due date, timely filing of tax return) that, if violated, would accelerate the due date.

     The  U.S.  Dollar   denominated  loan  is  secured  by  inventory  and
     receivables and bears interest at U.S. Dollar prime rate plus 2% (6.00% At November 30, 2003).

     Future maturities of long-term debt during the next five years and thereafter are as follows (in thousands of Euro):


     Years Ending November 30,              Amount
     -------------------------              ------

     2004                                       -
     2005                                   9,539
     2006                                       -
     2007                                  87,695
                                           ------
                                           97,234
                                           ======

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

     Tax years beginning subsequent to November 1997 are still subject to review by the tax authorities for the Italian company. In October 1993, Italian tax authorities examined the 1991 tax return of Instrumentation Laboratory S.r.l. (merged into Instrumentation Laboratory S.p.A. during 1992). As a result, in the following years, the Company received assessments contesting the tax deductibility of amortization of goodwill recorded in 1991 through 1994 following a merger which took place in 1990; the Company filed appeal against these assessment received and the first level Tax Court ruled in favour of the Company in relation to all of the four years concerned. In 1999 the second level Tax Court ruled in favour of the Company for the 1991 assessment which has been definitively rejected. In 2001 the second level Tax Court ruled in favour of the Company for the 1992 and 1993 assessments. Discussion with the second level Tax Court is still pending for the year 1994.

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

     In February 2004, the Lower Tax Court substantially ruled in favour of the Company. However, the decision is not yet final and at this stage it is not possible to reliably estimate the final outcome.

     No provision has been made in the accompanying financial statements, as Group management is of the opinion that no significant liability will eventually result from the final resolution of the matters indicated in the two preceding paragraphs.

     In connection with any pre-1991 Acquisition tax contingencies, it should be noted that under the terms of the Agreement, the Seller is committed to indemnify Instrumentation Laboratory S.p.A. against future tax assessments for the portion exceeding U.S. $ 4 million which relate to periods prior to October 24, 1991.

     At November 30, 2002 and 2003, the Company has estimated that the tax basis of certain net assets exceeds the amounts recorded for financial reporting purposes. In addition, as of the same dates certain Group companies have tax loss carry forwards of approximately Euro 173 million and Euro 159 million, respectively, subject to review and approval of the applicable tax authorities, which will expire in years 2004 to 2021 if not utilized. A deferred tax asset has not been recorded to reflect the value of future tax benefits since its realization is not reasonably certain.

     Income tax expense for the years 2001, 2002 and 2003 are detailed as follows:

                                               2001        2002        2003
                                               ----        ----        ----

     Current income taxes                     1,368       1,073         900
     Deferred income taxes                     (286)         82         (17)
                                             ------      ------      ------
     Total income taxes                       1,082       1,155         883
     IRAP                                     1,834       1,394       1,820
                                              -----       -----       -----
     Total tax provision for the year         2,916       2,549       2,703
                                              =====       =====       =====

     The tax provisions for the years 2001, 2002 and 2003, as shown in the consolidated financial statements, are based on an effective tax rate which differs from the statutory tax rate in Italy. Income taxes include taxes on income for certain foreign subsidiaries, except for the Parent Company and the U.S. subsidiary for which no current income taxes is payable and deferred tax benefits on tax loss carry forward and other timing differences are not recognized due to the current period loss and uncertainty regarding the level of future taxable income.

     The Italian statutory tax rate at November 30, 2001, 2002 and 2003 should include both 'Corporate income tax' (IRPEG) at 34%, and 'Regional tax on productive activities' (IRAP) at 4.25% which has a different base of taxation and may be payable even in cases of pre-tax losses.

13.  ACCRUED EXPENSES AND OTHER LIABILITIES

     At November 30, 2002 and 2003 accrued expenses and other liabilities consisted of the following (in thousands of Euro):

                                                             2002         2003
                                                            -----        -----

     Payroll, including social charges                     15,569       16,316
     Leaving indemnities                                      401          424
     Restructuring charges                                    925            -
     Service contract deferred income and warranty
     reserve                                                3,814        3,214
     Accrued interest on loans from:
         - Izasa Distribuciones Tecnicas, S.A.              1,040          824
         - Miscel Holding B.V.                              3,020        1,767
         - IL Holding S.p.A.                                    -        2,808
     Other accrued expenses and liabilities                12,613       14,179
                                                          -------      -------
                                                           37,382       39,532
                                                          =======      =======

     Other accrued expenses and liabilities include mainly professional and consultant fees, taxes other than income and sales commissions.

14.  RESERVE FOR SEVERANCE INDEMNITIES

     All employees of the Group in Italy are entitled to a severance indemnity equivalent to a specified percentage of annual compensation. The benefit is payable upon termination of employment and is subject to annual revaluation at 75% of the official government rate of inflation (3.075 % at November 30, 2003). As of November 30, 2002 and 2003, the resulting reserve for severance indemnities amounted to Euro
     5.9 million and Euro 6.2 million, respectively.

     U.S. and UK employees of the Group are eligible to participate in employee pension and savings plans. Provisions for these plans for these subsidiaries are calculated on the basis of the actuarial and accounting rules required by International Accounting Standards and are summarized as follows (in thousands of Euro):

                                                         2001         2002          2003
                                                        -----        -----         -----

     CHANGE IN PROJECTED BENEFIT OBLIGATION
     (PBO) DURING MEASUREMENT PERIOD
     PBO, November 30 of previous year                 41,006       45,997        54,693
     Exchange rate effect on opening balance             (931)         324       (10,767)
     Service Cost                                       1,301        1,366         1,375
     Interest Cost                                      2,928        2,926         2,739
     Actuarial (Gain)/Loss                              2,975        5,132         1,481

     Benefits Paid                                     (1,282)      (1,206)       (1,685)
     Plan amendments                                        -          154             -
                                                      -------      -------       -------
     PBO. November 30, 2003                            45,997       54,693        47,836
                                                      =======      =======       =======
     CHANGE IN PLAN ASSETS DURING THE
     MEASUREMENT PERIOD
     Plan Assets at Fair Value, November 30 of
     previous year                                     36,459       31,848        29,348
     Exchange rate effect on opening balance             (818)         175        (6,127)
     Expected Return on Plan Assets                     3,079       (1,467)        2,369
     Employee Contribution                              1,307        1,826         1,835
     Benefits Paid                                     (1,282)      (3,034)       (1,685)
     Actuarial gain (loss)                             (6,897)           -            16
                                                      -------      -------       -------
     Plan Assets at Fair Value, November 30,
     2003                                              31,848       29,348        25,756
                                                      =======      =======       =======
     RECONCILIATION OF PREPAID (ACCRUED)
     Underfunded Status of the Plan                   (14,148)     (23,890)      (22,080)
     Unamortized Prior Service Cost                       164          403           (98)
     Unrecognized Net Loss                             15,573       25,219        23,252
                                                      -------      -------       -------
     Prepaid (accrued) Pension Costs                    1,589        1,732         1,074

     COMPONENTS OF NET PERIODIC BENEFIT COST
     FOR FISCAL YEAR
     Service Cost                                       1,242        1,373         1,312
     Interest Cost                                      2,920        3,079         2,827
                                                         2001         2002          2003
                                                      -------      -------       -------

     Expected Return on Plan Assets                    (3,146)      (3,096)       (2,570)
     Net amortization and deferral                        (73)         385           772
                                                      -------      -------       -------

     Net Periodic Pension Cost                            943        1,741         2,341


     Assumptions used for the above funded status calculation include:

                                                      2001      2002      2003
                                                     -----     -----     -----
     Annual rate of increase in compensation
       levels:
       United States plan                            7.00%     6.75%     5.00%
       European plans                                4.75%     4.50%     4.50%
     Discount rate applied to benefit obligation:
       United States plan                            7.00%     6.75%     6.75%
       European plans                                6.25%     5.50%     5.50%
     Expected long-term rate of return on plan
       assets:
       United States plan                            9.00%     9.00%     9.00%
       European plans                                7.50%     7.50%     7.50%

     The net cumulative unrecognized actuarial loss as of November 30, 2003 amounts to Euro 23.2 million of which Euro 16.7 million relates to a U.S. pension plan and Euro 6.5 million relates to a UK pension plan. The net amount recognized as prepaid pension costs is the result of accrued pension costs of Euro 0.2 million for U.S. plan and prepaid pension costs of Euro 1.3 for UK plan.

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

     Savings Plan

     The U.S. subsidiary has also established a saving plan for all employees. Employee contributions to the savings plan can be made both on a pre-tax (salary deferral) and after-tax basis. The U.S. subsidiary may make a matching contribution in an amount equal to 25% of each employee's contribution up to a maximum of 8% of eligible compensation. The total U.S. subsidiary contribution is limited to 2% of eligible compensation. In addition, the U.S. subsidiary can make discretionary contributions to the savings plan. No discretionary contribution was made in 2002 and 2003. The U.S. subsidiary expensed approximately U.S.$ 319,000, $ 460,000 and $ 494,000 of employer matching contributions for the years ended November 30, 2001, 2002 and 2003 respectively.

     Postretirement Benefits

     The U.S. subsidiary currently provides certain postretirement healthcare and other benefits to eligible employees. The Company accounts for postretirement benefits under the provisions of SFAS No.106, Employers' Accounting for Postretirement Benefits Other Than Pensions. Under SFAS No.106, the Company is required to accrue the estimated cost of postretirement benefits during the employees' active service periods up to the date they become eligible for full benefits. SFAS No.106 allows recognition of the cumulative effect of the liability in the year of the adoption of the amortization of the obligation over a period of up to 20 years. The Plan provides for healthcare benefits for qualified participants and the Company has elected to recognize the initial postretirement benefit obligation of approximately US $ 4,540,000 over a period of 20 years.

15.  COMMITMENTS AND CONTINGENCIES

     Leases

     Minimum  annual  rental  commitments  as of  November  30,  2003 under non-cancellable operating leases, principally for manufacturing, service and distribution centres, and office facilities are payable as follows (in thousands of Euro):



     Years Ending November 30,             Operating
     -------------------------             ---------
                                              Leases
                                              ------

         2004                                  4,345
         2005                                  3,397
         2006                                  2,494
         2007                                    977
         2008                                    479
         Thereafter                            1,060
                                              ------
         Total minimum lease payments         12,752
                                              ======

     As of November 30, 2003, total commitments for lease payments related to sale and lease back of instruments (Note 8) amounted to Euro 9.6 million, of which Euro 4.3 million is short term.

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

     In 2002 the case went to trial and verdict was returned against the Company.

     A judgment has been entered in the case in the amount of approximately U.S. Dollars 2.6 million. The Company has appealed the decision in the case. The Company believes that, in any case, the proceeding will not have a material adverse effect on the financial conditions or results of operations of the Company. As of November 30, 2002 the Company has recorded an accrual of US Dollars 1.3 million related to this judgement.

     Derivative financial instruments

     Derivative financial instruments are utilized by the Company to reduce its exposure to market risks from changes in interest rates and foreign exchange rates.

     In managing these risks, the Company entered in the following contracts (in thousands of Euro):

                                       November 30, 2003
                                       -----------------
                                        notional amount
                                        ---------------

     Interest Rate Swaps                   21,000
     Currency Options                      67,975

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

     Interest Rate Swaps

     In 2003 the Company entered into an interest rate swap in order to exchange with a counterpart, at specified intervals for a 5-year period, the difference between interest amounts calculated by reference to the notional principal amount and agreed floating or fixed interest rate. The Company has entered in such agreement to reduce risk of increase in Euro interest rate.

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

16.  SHAREHOLDERS' EQUITY

     Initial Public Offering

     On October 31, 1996 the Company launched an initial public offering (Offering) of its ordinary shares. Such shares have been traded on the Nasdaq National Stock Market until September 3, 1999 when they where de-listed because the Company no longer fulfilled minimum per share price requirement. Currently the Company's shares are quoted on the Pink Sheets service.

     Share Capital

     Share capital outstanding as of November 30, 2002 and 2003 consisted of 90,701,104 ordinary shares with a nominal value of Euro 1.29 each.

     On November 25, 1997, the Company's shareholders approved a resolution to adopt a stock option plan for the benefit of senior management and key employees of the Company and its subsidiaries. The Company may grant to these individuals stock options which can be exercised within a period of 5 years for up to 750,000 ordinary shares.

     At the same meeting, the shareholders authorized the issuance of 750,000 shares, par value Lire 2,500 each (now Euro 1.29 each), to service the plan. In this respect the Board of Directors on July 22, 1998, authorized the issuance of options for up to 170,000 ordinary shares to be exercised up to 2008.

     Loss coverage

     On April 17, 2002, the Company's shareholders' meeting approved the coverage of the 2001 and previous years losses, amounting to Euro 68,462 thousand, through the utilization of Additional paid-in capital. This procedure is necessary to be in compliance with Italian Civil Code rules.

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

     Reconciliation to Parent Company Equity

     The reconciliation of net loss and shareholders' equity of Instrumentation Laboratory S.p.A. (the Group's parent company), as reflected in the statutory accounts or in the draft statutory accounts subject to approval of the Board of Directors, and consolidated net loss and shareholders' equity as reported in the accompanying financial statements as of November 30, 2001, 2002 and 2003 is as follows (in thousand of Euro):

                                                             Net Loss                         Shareholders' Equity
                                                             --------                         --------------------

                                                 2001          2002          2003        2001        2002        2003
                                            ---------------------------------------  ------------------------------------

      Instrumentation Laboratory
      S.p.A.
                                              (10,471)     (14,986)      (83,155)     128,618     113,632      30,477
      Difference between carrying
      value of investments in
      subsidiaries and their net
      results and equity                          680        1,685        78,008       10,949     (19,779)      9,837
      Adjustments to conform
      with Group accounting
      principles (Note 2)                       2,465        2,109         1,142      (30,316)        980       2,122
      Elimination of intercompany
      transactions and other
      consolidation adjustments                 1,517       (2,649)       (7,080)     (10,409)    (14,517)     19,428
                                              -------      -------       -------      -------     -------     -------
      Consolidated                             (5,809)     (13,841)      (11,085)      98,842      80,316      61,862
                                              =======      =======       =======      =======     =======     =======


17.  NET SALES

     Sales from service contracts and their related costs were as follows (in thousands of Euro):

                                             2001         2002         2003
                                            -----        -----        -----

      Net sales                            29,252       25,191       20,945
      Costs and expenses                   22,571       19,169       17,804
                                           ------       ------       ------
      Gross profit                          6,681        6,022        3,141
                                           ======       ======       ======

     Segment information

     The Group is a manufacturer of in vitro diagnostics test instruments and supplies and provides related services to the hospital and lab market, that management considers to be a single business segment, even though net sales and gross profit information is reported internally by product lines. The Group evaluates performance based both on net sales and gross profit information by product lines and on operating results by geographical areas, which are calculated after deductions for directly related expenses but before special charges and amortization of intangible assets. The accounting policies used for management internal reporting are those used for the consolidated financial statements described in Note 3.

     Selected information by major product lines as of November 30, 2001, 2002 and 2003 is as follows (in thousands of Euro):

                                             Critical      Clinical
                                             --------      --------
                              Hemostasis         care      Chemistry         Other       Total
                              ----------         ----      ---------         -----       -----

     2001
     ----
     Net sales                   131,487       79,360         28,186        35,781     274,814
     Gross profit                 68,377       37,484         10,496        14,250     130,607

     2002
     ----
     Net sales                   134,774       76,826         24,329        36,662     272,591
     Gross profit                 71,005       39,228          9,701        11,108     131,042

     2003
     ----
     Net sales                   125,019       72,596         24,889        37,507     260,011
     Gross profit                 66,289       39,486          8,600        14,570     128,945


     The product line denominated as 'Other' relates mainly to the distribution of Beckman Coulter products in Italy.

     Selected information about the Group geographic areas of operations is as follows (in thousands of Euro):

                                                  North      Rest of
                                                  -----      -------
                                     Europe     America        World     Total
                                     ------     -------        -----     -----
     2001
     ----
     Sales                          157,562     102,108       15,144   274,814
     Operating income (loss)
     before amortization             31,118     (18,664)       5,866    18,320

     2002
     ----
     Sales                          158,972      96,589       17,030   272,591
     Operating income (loss)
     before amortization             26,075     (21,074)       6,177    11,178

     2003
     ----
     Sales                          165,475      78,158       16,378   260,011
     Operating income (loss)
     before amortization             33,905     (23,989)       6,045    15,961

     Selected information about the Group long-lived assets by geographic areas is as follows (in thousands of Euro):


                                                                     North      Rest of
                                                                     -----      -------
                                                       Europe      America        World         Total
                                                       ------      -------        -----         -----

     2001
     ----
     Tangible assets - Net                              4,720       21,692          693        27,105
     Reagent rentals - Net                             17,055        4,078        1,062        22,195
     Intangible assets (excluding Goodwill) -
     Net                                                2,675          138            -         2,813
     Long-term receivables and other                      380           62            -           442


     2002
     ----
     Tangible assets - Net                              4,316       19,270          440        24,026
     Reagent rentals - Net                             14,946        3,798        4,316        23,060
     Intangible assets (excluding Goodwill) -
     Net                                                2,119          128            -         2,247
     Long-term receivables and other                      509           56            -           565

     2003
     ----
     Tangible assets - Net                              4,421       16,392          500        21,313
     Reagent rentals - Net                             20,045        3,277        3,179        26,501
     Intangible assets (excluding Goodwill) -
     Net                                                1,448          123            -         1,571
     Long-term receivables and other                      290           47           98           435


18.  INTEREST INCOME AND EXPENSE

     Interest income and expense for the year ended November 2001, 2002 and 2003 were as follows (in thousands of Euro):

                                                           2001       2002        2003
                                                           ----       ----        ----

     Interest income from deposits and other
        short-term financial assets                       1,277        980         746
                                                         ------     ------      ------

                          Total interest income           1,277        980         746
                                                         ======     ======      ======

     Interest expense on short-term bank
        borrowings
                                                          5,745      5,225       4,844

     Interest expense on long-term debt                   9,637      6,985       5,966
                                                         ------     ------      ------

                          Total interest expense         15,382     12,210      10,810
                                                         ======     ======      ======

19.  OTHER INCOME (EXPENSE), NET

     Other income and expense include mainly bank charges, gain and losses of disposal of rentals, etc. as well as non recurring income and expenses (such as supplementary leaving indemnities).

     Other income (expense), net, consists of the following (in thousands of Euro):


                                                             2001         2002         2003
                                                             ----         ----         ----

     Supplementary leaving indemnities and non
     recurring restructuring charges                       (2,842)      (1,515)        (981)
     Other non recurring costs related to
     production transfer                                     (907)           -            -
     Gain (loss) on foreign exchange and
     forward exchange contracts                                92        1,896       (2,667)
     Litigation settlements and estimated costs
     to settle                                             (1,477)      (1,260)        (220)
     Gain (loss) on disposal of fixed assets                  683          117           72
     Bank charges                                            (421)        (700)        (914)
     Non recurring income from sale of
       distribution rights                                  9,000            -            -
     Other, net                                            (2,110)      (1,234)      (1,079)
                                                           ------       ------       ------
                Total Other income (expense), net           2,018       (2,696)      (5,789)
                                                           ======       ======       ======


     Non recurring income from sale of distribution rights in 2001 is the lump-sum paid by the majority shareholder Izasa Distribuciones Tecnicas S.A. in connection with the agreement for the distribution rights of the Company's products (Note 20).


20.  RELATED PARTY TRANSACTIONS

     Group companies purchase from and sell products to other entities of the Werfen Group.

     Total purchases from related parties for the year ended November 30, 2001, 2002 and 2003 were approximately Euro 5.7 million, Euro 8.4 million and Euro 10.5 million, respectively.

     In addition, in 2001, 2002 and 2003 a Werfen affiliate charged the Company approximately Euro 2.2 million, Euro 2.2 million and Euro 2.5 million, respectively, for software development services. These
     services   relate   basically  to  software   applied  for  analytical
     instruments.

     Total sales to related parties for the year ended November 30, 2001, 2002 and 2003 were approximately Euro 13.8 million, Euro 13.7 million and Euro 12.7 million, respectively.

     As of November 30, 2002 and 2003, the most significant balances with Werfen Group companies are the following (in thousands of Euro):

     Commercial transactions (included in trade receivables and trade and other payables)


                                                    2002                            2003
                                                    ----                            ----
                                         Receivables        Payables      Receivables     Payables
                                         -----------        --------      -----------     --------

     Izasa Distribuciones Tecnicas,
      S.A.                                     3,267           1,019            3,238        1,390
     Biokit S.A.                                 187               -              291            -
     Biokit Distribution S.A.                      -           4,769                -        5,017
     NTE, S.A.                                     -             435                -          638
     Werfen Medical IL Ltd. Korea                531               -              414            -
     Werfen Medical S.A.                         364               -              285            -
     Comesa Austria                                -             244                2           69
     Comesa Poland                               336               -              261            -
                                              ------          ------           ------       ------
                                               4,685           6,467            4,491        7,114
                                              ======          ======           ======       ======

     Financial transactions (including interests)


                                                    2002                            2003
                                                    ----                            ----
                                         Receivables        Payables      Receivables     Payables
                                         -----------        --------      -----------     --------

     Izasa Distribuciones Tecnicas,
      S.A.                                         -          62,441                -       62,225
     Miscel Holding B.V.                           -          29,314                -        1,767
     IL Holding S.p.A.                             -               -                -       29,102
                                              ------          ------           ------       ------
                                                   -          91,755                -       93,094
                                              ======          ======           ======       ======


     Certain executive officers of the Company and other individuals historically have been employed by Werfen or its affiliates and, pursuant to agreements with the Company, have provided services to the Company and its subsidiaries as agreed between the parties.

     During fiscal 2001, 2002 and 2003, Izasa Distribuciones Tecnicas S.A. ('Izasa') charged certain Group companies approximately Euro 307 thousands, Euro 582 thousands and Euro 457 thousands, respectively, in management fees for corporate services provided to these companies and administrative and out-of-pocket expenses incurred in rendering those services. Prior to the Offering, all of the executive officers of the Company employed by Werfen or its affiliates have become employees of the Company or its subsidiaries.

     As described in Note 9, in connection with the acquisition of Hemoliance, completed in January 1999, certain Werfen Group companies granted long-term subordinated loans to the Company. Interest charged on these loans in fiscal years 2001, 2002 and 2003 amounted to Euro
     9.1 million, Euro 6.0 million and Euro 5.2 million, respectively.

     In 2001, the Company signed a distribution agreement with the Parent Company Izasa (its sole distributor in Spain and Portugal since before
     1990), by which Izasa has been appointed exclusive distributor of the Company's products in Spain for the initial term of 10 years. The consideration paid by Izasa is Euro 9 million that has been recorded as non recurring income (Note 19). Also in 2001 Izasa entered into a cost sharing agreement with the U.S. subsidiary of the Group. By said agreement Izasa contributes to finance the Group research and development activities on the basis of its share of total Group worldwide sales on related products. The contributions for 2001, 2002 and 2003 amounted to Euro 2.2 million, Euro 2.2 million and Euro 2.7 million and have been classified as a reduction of research and development costs of the periods.

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

     Accounting for Goodwill

     Goodwill arising from 1996 and 1999 Acquisitions is amortized over 20 years for Italian GAAP. On December 1, 2002 the Company adopted SFAS 142 which requires that goodwill and intangible assets, with indefinite lives, no longer be amortized but instead be tested for impairment at least annually, or when events indicate that an impairment may have occurred. The goodwill amortization recorded under Italian GAAP, in fiscal year 2003, has been fully reversed in the accompanying reconciliation.

     Also, the adjustment in the reconciliation of the net loss under U.S. GAAP, reflects a decrease in the amount of goodwill recorded from the Chromogenix acquisition under U.S. GAAP as compared to Italian GAAP, due to the difference in the valuation of foreign currency forward contracts in existence at the date of acquisition.

     Share Capital Issuance Costs

     Costs incurred by the Group in 1996 in connection with the issuance of share capital (inclusive of expenses related to initial public offerings and related rights) are deferred and amortized to income over 5 years. Under U.S. GAAP such costs are charged to shareholders' equity against the proceeds from the increase in capital in the period in which the issuance occurred, as reflected in the accompanying reconciliation.

     Accounting for Finance Sale and Lease Back

     As discussed in Note 3, instruments at customers sold to leasing companies under sale and lease back transactions are accounted for as operating leases, as allowed by the Italian law, even if they would qualify as a finance lease. Such accounting is not allowed by U.S. GAAP.

     Accounting for Goodwill Denominated in Foreign Currencies

     The goodwill  arising from the acquisitions of MSS and Hemoliance (see
     Note 1 and Note 9) was translated at historical exchange rate in the financial statements as at November 30, 2001, 2002 and 2003. Such accounting is not allowed under U.S. GAAP, which requires that all the items of foreign financial statements be translated by using current exchange rates.

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

     U.S. GAAP (APB 21) requires that these receivables be stated at fair value based on the discounted cash flows expected to be collected, and the difference between such value and the face amount be treated as discount and amortized as interest income over the period in which the receivables remain outstanding.

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

     In these circumstances U.S. GAAP requires the Company to recognize in other comprehensive income an additional minimum liability. The amount recognized is the excess of the unfunded accumulated benefit obligation over the accrued pension cost.

     The accompanying reconciliation reflects the estimate of the effect that would result from the adoption of U.S. GAAP. Disclosures are presented in Note 14.

     Consolidation of subsidiary

     As a result of the acquisition of a further 25% shareholding, starting from December 1, 2000, the investment in a subsidiary established in the Republic of Lithuania has been consolidated on a line by line basis. As of November 30, 2000 the investment was stated at cost because the volume of operations carried out by the subsidiary during the year 2000 was not material. As required by Italian GAAP, the excess of equity over cost of a newly consolidated entity has been recorded to net equity.

     Under US GAAP, such excess, representing accumulated earnings, has been recorded in income.

     Accounting for sale of distribution rights

     During the fiscal year 2001 a non recurring income from the sale of distribution rights to the Parent Company Izasa (see Note 19) has been recorded as 'other income' under Italian GAAP. Under U.S. GAAP, such transaction has been accounted for as a capital transaction and included directly to net equity.

     Accounting for derivatives

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

     In addition, benefits from tax loss carry-forwards are recognized when utilized except if it is reasonably certain that future taxable profit will be available against which the unused tax losses can be utilised, and such losses are originated by identified circumstances that it is reasonably certain will not be repeated.

     Under U.S. GAAP, income taxes are required to be accounted for in accordance with Statement of Financial Accounting Standards No. 109 (SFAS 109), 'Accounting for income taxes'. SFAS 109 requires deferred tax assets and liabilities be recognized for differences between financial reporting and tax bases of assets and liabilities at each reporting date. The benefits of tax loss carry-forwards are recognized as deferred tax assets. Tax assets are reduced by way of an appropriate valuation allowance to the amount that it is more likely than not to be realized.

     Accounting for monetary revaluation

     The  Mexican   subsidiary,   in  compliance   with  local   accounting
     principles, prepared the financial statements including the effects of monetary inflation.

     In compliance with U.S. GAAP these effects have been eliminated in the reconciliation between Italian and U.S. GAAP as of November 30, 2002 and 2003.

     Accounting for Transfer of financial assets

     As described in Note 5, the Company entered into several factoring transactions by which trade receivables were sold. Some of these transactions do not meet all the criteria required under FASB 140 to record a sale of trade receivables as opposed to a secured borrowing.

     Loss coverage

     On April 17, 2002, the Company's shareholders' meeting approved the coverage of 2001 and previous years losses, amounting to Euro 68,462 thousand, through the utilization of Additional paid-in capital. This procedure, necessary to be in compliance with Italian Civil Code rules, is not allowed under U.S. GAAP and SEC regulations and consequently retained earnings and Additional paid-in capital should be, as of November 30, 2003, equal to 131,403 thousands of Euro (Dr. balance) and 79,958 thousands of Euro (Cr. balance), respectively (see the 'Audited Consolidated Statements of Changes in Shareholders' Equity for the years ended November 30, 2001, 2002 and 2003' and Note
     22).


22. RECONCILIATION BETWEEN NET RESULT AND SHAREHOLDERS' EQUITY DETERMINED UNDER ITALIAN GAAP AND U.S. GAAP

     The following is a summary of the significant adjustments to net result for the years ended November 30, 2001, 2002 and 2003 and to shareholders' equity as of November 30, 2002 and 2003 that would be required if U.S. GAAP had been applied instead of Italian GAAP in the consolidated financial statements:


                                                                          Year ended November 30,
                                                                          -----------------------
     NET LOSS                                              2001               2002              2003                2003
                                                          -----              -----             -----               -----
                                                             (Thousands of Euro, except                    (Thousands of
                                                                   per Share Data)                         U.S.$, except
                                                                                                         per Share Data)

     Net loss according to the financial
       Statements prepared under Italian
       GAAP                                               (5,809)           (13,841)          (11,085)            (13,296)

     Items increasing (decreasing) reported
       Net results:

     Accounting for goodwill                                  34                 34             7,364               8,833
     Share capital issuance costs                            198                  -                 -                   -
     Accounting for finance sale & lease-
     back                                                   (129)               455               559                 671
     Accounting for goodwill denominated
     in foreign currencies                                (1,701)            (1,447)             (293)               (351)
     Discount of accounts receivables                     (1,704)            (1,605)           (1,170)             (1,403)
     Imputed interest on accounts
     receivable                                            1,335              1,704             1,605               1,925
     Accounting for pension plans                            104                  -                 -                   -
     Consolidation of subsidiary                             403                (70)              (52)               (43)
     Accounting for sale of distribution
     rights                                               (9,000)                 -                 -                   -
     Accounting for derivatives                               -                 333              (333)               (399)
     Deferred income taxes                                (1,032)              (445)             (335)               (402)
     Accounting for monetary revaluation                      -                 304              (114)               (137)
     Tax effect of reconciling items                          73               (203)             (128)               (155)
                                                      ----------         ----------        ----------          ----------
     Approximate net loss in accordance
     with US GAAP                                        (17,228)           (14,781)           (3,982)             (4,757)
                                                      ==========         ==========        ==========          ==========

     Net loss per share - basic and diluted                (0.24)             (0.16)            (0.04)              (0.05)

     Weighted average common shares
     outstanding                                      72,861,028         90,701,104        90,701,104          90,701,104



     CONSOLIDATED STATEMENT OF
     COMPREHENSIVE INCOME (LOSS)                                         Years ended November 30,
                                                 ------------------------------------------------------------------------
                                                         2001               2002              2003                2003
                                                        -----              -----             -----               -----
                                                                (Thousands of Euro)                        (Thousands of
                                                                                                                  U.S.$)

     Approximate net loss in accordance
     with US GAAP                                       (17,228)           (14,781)           (3,982)             (4,757)
     Cumulative translation adjustment                   (5,864)           (16,532)          (23,206)            (27,834)
     Reversal of inflation accounting to
     Monetary Revaluation reserve                             -               (304)              114                137
     Minimum pension liability, net of tax               (7,754)            (6,310)             (858)             (1,029)
                                                        --------          ---------          --------            --------

     Total comprehensive income (loss)                  (30,846)           (37,927)          (27,932)            (33,483)
                                                        ========          =========          ========            ========

                                                                                       At November 30,
                                                                   ------------------------------------------------------
     SHAREHOLDERS' EQUITY                                                      2002             2003             2003
                                                                               -----            -----            -----
                                                                            (Thousands of Euro)             (Thousands of
                                                                                                                   U.S.$)

     Shareholders' equity according to the financial
     statements prepared under Italian GAAP                                  80,316            61,862              74,203

     Items increasing (decreasing) reported shareholders' equity:

             Accounting for goodwill                                           (468)            6,896               8,272
             Accounting for finance sale & lease back                           326               885               1,062
             Discount and imputed interest on accounts
             receivable                                                        (706)             (271)               (325)
             Accounting for goodwill denominated in
             foreign currencies                                              15,883              (299)               (359)
             Accounting for pension plans                                   (14,065)          (14,923)            (17,900)
             Deferred income taxes                                                -              (335)               (401)
             Accounting for derivatives                                         333                 -                   -
             Tax effect of reconciling items                                    129                 -                   -
                                                                            --------          --------            --------
     Approximate shareholders' equity in accordance with
     US GAAP                                                                 81,748            53,816              64,552
                                                                            ========          ========            ========


23.  ADDITIONAL  FINANCIAL STATEMENT  DISCLOSURES REQUIRED BY U.S. GAAP AND
     THE SEC

     The following information is presented on a U.S. GAAP basis:

     Pension Plans

     Under US GAAP the U.S. subsidiary was required to recognize additional minimum liabilities of U.S. $ 6,899,000, U.S. $ 5,178,000 and U.S. $ 1,847,000 respectively in fiscal years 2001, 2002 and 2003, in connection with the plan for its employees, representing the excess of the unfunded accumulated benefit obligation over the accrued pension costs.

     The additional minimum liability required to be recognized by the UK subsidiary aggregated GBP 704,000 and GBP 1,315,000 respectively in fiscal year 2002 and 2003 corresponding to U.S. $ 1,089,000 and U.S. $ 3,529,000, respectively.

     Disclosure on pension plans is presented in Note 14 in accordance with IAS and US GAAP.

     Postretirement Benefits

     A  reconciliation   of  the  beginning  and  ending  balances  of  the
     accumulated postretirement benefit obligation is as follows (in thousands of Euro):

                                                            2001        2002       2003
                                                           -----       -----      -----

     CHANGE IN ACCUMULATED POSTRETIREMENT BENEFIT
     OBLIGATION (APBO) DURING MEASUREMENT PERIOD
     APBO, November 30 previous year                       4,013       6,149      3,641
     Effect of exchange rate on opening balance              (97)       (640)      (626)
     Service Cost                                            205         275         95
     Interest Cost                                           311         341        171
     Actuarial (Gain)/Loss                                 1,850        (406)      (344)
     Benefits Paid                                          (133)       (126)      (100)
     Plan amendment                                            -      (1,952)         -
                                                          ------      ------     ------
     APBO, November 30                                     6,149       3,641      2,837


     A  reconciliation   of  the  beginning  and  ending  balances  of  the
     accumulated postretirement benefit obligation is as follows (in thousands of Euro):


     CHANGE IN PLAN ASSETS DURING THE MEASUREMENT
     PERIOD
     Plan Assets at Fair Value, November 30 of previous
     year                                                      -           -          -
     Employer Contribution                                   133         127        100
     Benefits Paid                                          (133)       (127)      (100)
                                                          ------      ------     ------
     Plan Assets at Fair Value, November 30                    -           -          -


     The net prepaid (accrued) postretirement benefit obligation includes the following (in thousands of Euro):


     RECONCILIATION OF PREPAID (ACCRUED)
     Accumulated postretirement benefit obligation         6,149       3,641      2,837
     Plan assets at fair value                                 -           -          -
                                                          ------      ------     ------
     Accumulated postretirement benefit obligation in
     excess of plan assets                                (6,149)     (3,641)    (2,837)
     Unamortized Prior Service Cost                                         -      (861)
     Unrecognized Net Actuarial Loss (Gain)                  592      (1,828)      (237)
     Unrecognized Net transition obligation                1,196         843          -
                                                          ------      ------     ------
     ACCRUED POSTRETIREMENT BENEFIT OBLIGATION            (4,361)     (4,626)    (3,935)


     Net periodic postretirement benefit expense includes the following components (in thousands of Euro):


     COMPONENTS OF NET PERIODIC BENEFIT COST FOR FISCAL     2001       2002        2003
     YEAR                                                  -----      -----       -----

     Service Cost                                            205        275          95
     Interest Cost                                           311        341         171
     Net amortization of Prior Service Cost                               -         (61)
     Net amortization of unrecognized gain                   (42)         -          (4)
     Net amortization of transition obligation               255        229           -
                                                          ------      ------     ------
     NET PERIODIC PENSION COST                               729        845         201


     Assumed health care cost trends rates at November:

                                                          2002            2003
                                                          ----            ----
     Health care cost trend
       assumed for next year                               9%              8%
                                                           ==              ==
     Rate to which the cost trend rate is
       assumed to decline (the ultimate trend rate)        5%              5%
                                                           ==              ==
     Year that the rate reaches
       the ultimate trend rate                            2006            2006
                                                          ====            ====

     Assumed health care cost trend rates do not have a significant effect on the amounts reported for the health care plans.

     A 1% change in assumed health care cost trend rates would have the following effects:

                                                       1%                1%
                                                    increase          decrease
                                                    --------          --------
     Effect on total of service
       and interest cost                             US $6            US $(5)
                                                     =====            =======
     Effect on postretirement
       benefit obligation                              66               (64)
                                                       ==               ====

Stock Option Plan

On November 25, 1997, Company's shareholders approved a resolution to adopt a stock option plan for the benefit of some managers and key employees. The Company granted these individuals stock options exercisable for a period of ten (10) years for up to 750,000 Ordinary Shares. At the same meeting, our shareholders authorized the issuance of 750,000 Ordinary Shares, par value
(euro)1.29 each, to service the plan. In this respect the Board of Directors on July 22, 1998 authorized the issuance of options for up to 170,000 Ordinary Shares to be exercised from 2002 to 2008.

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

The total number of Ordinary Shares subject to options as of February 13, 2004 was 750,000. The total number of Ordinary Shares subject to options held by Company's directors and executive officers as a group was 16,000 on February 13, 2004.

The Company adopted the provisions of SFAS 123 'Accounting for Stock Based Compensation'. As permitted by the statement, the Company has elected and plans to continue to account for stock based compensation using the intrinsic value method under Accounting Principles Board Opinion No. 25. Accordingly, no compensation has been recognized for stock options.

The fair value of each stock option granted was estimated at the date of grant using the Black Scholes Option pricing model with the following weighted average assumptions:

Risk free interest rate   5.46 %
Expected lives            10 years
Expected volatility       149 %

The weighted average fair value of the options granted in 1998 at market value was $1.48.


The following table summarizes information about stock options outstanding at November 30, 2003:

Range of exercise price  Number of options   Weighted average   Weighted average
    (in US Dollars)         outstanding         remaining        exercise price
                                             contractual life   (in US Dollars)

        1.50                  170,000              5.64               1.50

The following table summarizes information about options outstanding at November 30, 2002 and 2003:


                                                         Options outstanding at fiscal year
                                                ----------------------------------------------------
                                                            2002           2003           Weighted
                                                          --------       --------         --------
                                                                                           average
                                                                                           -------
                                                                                    Exercise Price
                                                                                    --------------
                                                                                   (in US Dollars)

Balance at December 1,                                   170,000        170,000               1.50
Granted                                                        -              -                  -
Exercised                                                      -              -                  -
                                                ----------------------------------------------------

Balance at November 30,                                  170,000        170,000                1.50

Exercisable at November 30, 2002 and 2003                 85,000        127,500                1.50



Had compensation expense for all stock options granted in 1998 been determined under SFAS 123, the Company's net loss and net loss per share would have been as follows (in thousands of US Dollars):


                                                            2001            2002               2003
                                                          ------          ------             ------

Net loss attributable to common
stockholders - as reported                              (16,723)        (14,681)            (4,757)
Less: Total stock based employee
compensation expense determined
under the fair value based method for
all awards                                                  (16)            (42)               (42)
Pro-forma net loss attributable to
common stockholders                                     (16,739)        (14,723)            (4,799)

Net loss per share - as reported basic
and diluted                                               (0.23)          (0.16)             (0.05)
Net loss per share - pro forma basic and
diluted                                                   (0.23)          (0.16)             (0.05)


The adoption of SFAS 123 would have no effect on diluted earnings per share for the years ended November 30, 2001, 2002 and 2003 since the effects of common stock equivalents are antidilutive.

The effects of applying SFAS 123 in this pro-forma disclosure are not indicative of future amounts and additional awards in future years are anticipated.

Deferred Income Taxes

Domestic and foreign components of pre-tax income (loss) are as follows:

                               2001            2002           2003
                               ----            ----           ----
                                        (Thousands of Euro)

Domestic                      5,586           10,289         14,405
Foreign                     (18,940)         (21,873)       (15,153)
                            --------         --------       --------

Total pre-tax loss          (13,354)         (11,584)          (748)
                            ========         ========       ========

The provisions for income taxes are as follows:

                               2001            2002           2003
                               ----            ----           ----
                                       (Thousands of Euro)

Current                        3,201           2,467          2,720
Deferred                         673             730            447
                            --------         --------       --------

        Total                  3,874           3,197          3,167
                            ========         ========       ========

The tax effects of significant differences are as follows:

                                                             NOVEMBER 30,
                                                    ----------------------------
                                                         2002          2003
                                                      -------       -------
                                                         (Thousands of Euro)
   Deferred tax assets:
      Accrued liabilities not currently deductible      2,865         2,452
      Deferral of share capital issuance costs             58             -
      Inventories basis difference                      2,284         1,647
      Reserves                                            978           788
      Pension and postretirement benefit                1,530         1,284
      R&E  Capitalization                              11,336        11,943
      R&D Capitalization                                4,097         5,052
      Tax loss carry-forwards                          70,417        52,368
      Other                                               389           348
                                                      -------       -------

                                                       93,954        75,882
   Less: Valuation allowance                          (87,734)      (71,850)

                                                        6,220         4,032
                                                      -------       -------
  Deferred tax liabilities:
         Accelerated depreciation                     (5,905)       (3,814)
         Amortization of intangible assets               805          (855)
                                                      -------       -------

                                                      (6,710)       (4,669)
                                                      -------       -------

  Net deferred tax liability                            (490)         (637)
                                                      =======       =======


Tax loss carry-forwards are expected to reverse at an average rate of 34%.

A valuation allowance has been provided for deferred tax assets of the Company and certain foreign subsidiaries which have experienced cumulative losses in recent years, since the Company does not believe their realization is more likely than not based upon the weight of available evidence.

Reclassification of Balance Sheet

With regard to the consolidated financial statements, the following significant captions determined under U.S. GAAP would have been as follows:

                             2002            2003                      2003
                             ----            ----                      ----
                              (Thousands of Euro)       (Thousands of U.S.$)

  Intangible assets        134,574          117,445                 140,876
  Current assets           174,653          144,473                 173,295
  Current liabilities      170,558          148,169                 170,467
  Total assets             370,097          326,740                 384,663
  Short term debt           66,765          56,112                   67,306
  Long term debt           109,305          102,564                 123,026

Valuation and Qualifying Accounts

A summary of the Group valuation and qualifying accounts (in thousands of Euro) follows:

                                  Balance at        Effect of   Charged to   Deductions    Balance
                                  ----------        ---------   ----------   ----------    -------
                                   Beginning    exchange rate    Costs and               at End of
                                   ---------    -------------    ---------               ---------
                                   of Period       on opening     Expenses                  Period
                                   ---------       ----------     --------                  ------
                                                      Balance
                                                      -------
 2001
 ----
    Reserve for doubtful
    accounts receivable               5,488              (52)          858        (432)      5,862
    Obsolescence
    reserve for inventory            13,834             (161)        2,627      (4,904)     11,396
 2002
 ----
    Reserve for doubtful
    accounts receivable               5,862             (287)          404        (204)      5,775
    Obsolescence
    reserve for inventory            11,396             (570)        3,460      (3,576)     10,710
 2003
 ----
    Reserve for doubtful
    accounts receivable               5,775             (428)          340      (1,089)      4,598
    Obsolescence
    reserve for inventory            10,710             (903)        3,067      (2,920)      9,954


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

                                         AT NOVEMBER 30,
                                         ---------------
                                2002                           2003
                   ------------------------------ -----------------------------
                    Carrying          Fair Value   Carrying Value   Fair Value
                     Value
                   ------------------------------ -----------------------------
                                     (Thousands of Euro)

Trade receivables     91,668           90,063          75,992        74,822


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

Recent Accounting Pronouncements

In October 2001, the FASB issued SFAS No. 144, 'Accounting for the Impairment or Disposal of Long-Lived Assets,' which supersedes SFAS No. 121 and certain provisions of APB Opinion No. 30, 'Reporting Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions'. SFAS No.144 requires that long-lived assets to be disposed of by sale, including discontinued operations, be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. SFAS No.144 also broadens the reporting requirements of discontinued operations to include all components of an entity that have operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. The provisions of SFAS No.144 became effective beginning December 1, 2002.

In April 2002, the FASB issued Statement No. 145, 'Rescission of Statements No. 4, 44 and 64, Amendment of SFAS Statement No. 13, and Technical Corrections'. SFAS 145 requires that gains and losses from extinguishment of debt be classified as extraordinary items only if they meet the criteria in Accounting Principles Board Opinion No.30. Applying the provisions of Opinion No.30 will distinguish transactions that are unusual and infrequent and meet the criteria for classification as an extraordinary item. SFAS No.145 is effective beginning January 1, 2003. The adoption of SFAS No. 145 did not have a significant impact on the Company's financial position or results of operations.

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

In November 2002, the Emerging Issues Task Force ('EITF') reached consensus on Issue No. 00-21, Revenue Arrangements with Multiple Deliverables. Revenue arrangements with multiple deliverables include arrangements which provide for the delivery or performance of multiple products, services and/or rights to use assets where performance may occur at different points in time or over different periods of time. EITF Issue No. 00-21 is effective for the Company beginning December 1, 2003. The adoption of this statement did not have a material impact on the company's financial position or results of operations.

In November 2002, the FASB issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others"' ("FIN 45"). FIN 45 addresses the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees. The disclosure requirements in this Interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002. The adoption of FIN 45 did not have a material impact on the Company's financial position or results of operations.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation--Transition and Disclosure.' This statement amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company adopted the disclosure provisions of this standard.

In January 2003, the FASB issued Interpretation ("FIN") No. 46, "Consolidation of Variable Interest Entities" and in December 2003, a revised interpretation was issued (FIN No.46, as revised). In general, a variable interest entity ("VIE") is a corporation, partnership, trust, or any other legal structure used for business purposes that either does not have equity investors with voting rights or has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46, as revised, requires a VIE to be consolidated by a company if that company is designated as the primary beneficiary. The interpretation applies to VIEs created after January 31, 2003, and for all financial statements issued after December 15, 2003 for VIEs in which an enterprise held a variable interest that it acquired before February 1,
2003. The adoption of Fin 46, as revised, is not expected to have a material effect on the Company's financial position or results of operations.

In May 2003, the FASB issued SFAS N. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity," SFAS N. 150 clarifies the definition of a liability as currently defined in FASB Concepts Statement N. 6, "Elements of Financial Statements," as well as other planned revisions. This statement requires a financial instrument that embodies an obligation of an issuer to be classified as a liability. In addition, the statement establishes standard for the initial and subsequent measurement of these financial instruments and disclosures requirements. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003 and for all other matters, is effective at the first interim period beginning after June 15, 2003. The adoption of SFAS 150 did not have a material effect on the Company's financial position or results of operations.


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


25.  SUBSEQUENT EVENTS

On March 29, 2004, the Company convened an Ordinary and Extraordinary Shareholders' Meeting where the shareholders resolved to increase the Share Capital by a maximum amount of Euro 104,999,999.94. IL Holding S.p.A., a Werfen Group Company, decided to subscribe its pro-rata share in exchange for the cancellation of intercompany debt held, at the present time, by IL Holding S.p.A, who owns 85.4% of the Company.

                                  EXHIBITS


Exhibit        Description
-------        -----------

  1.1          Articles of Association  were filed with the SEC on Form F-1
               filed  on  October  22,  1996,  file   registration   number
               333-05682, and are incorporated herein by reference.

  1.2          Amended By-laws of the Company.

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

   8           List of Subsidiaries.

  10.1 English Summary of a Syndicated Loan Agreement dated as of July 31, 2002 among Izasa Distribuciones Tecnicas S.A. and a group of financial entities, filed with the SEC on May 31, 2003, under Form 20-F, is incorporated herein by reference.

  10.2 English Summary of a Syndicated Loan Agreement dated as of March 24, 2004 among Izasa Distribuciones Tecnicas S.A. and a group of financial entities.

  11           Code of Ethics.

  12           Section 302 Certifications.

  13           Section 906 Certifications.