Form 20-F
period 2004-11-30
INSTRUMENTATION LABORATORY SPA
filed 2005-05-27
CIK 1023950

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

     (MARK ONE)

|_| REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

|X| ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
     FOR THE FISCAL YEAR ENDED NOVEMBER 30, 2004

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

   American Depositary Shares, each                      NONE
   representing one Ordinary Share,
   (euro)0.33 par value per share(1)

        SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO
                         SECTION 15(d) OF THE ACT: NONE

     INDICATE THE NUMBER OF OUTSTANDING SHARES OF EACH OF THE ISSUER'S CLASSES OF CAPITAL OR COMMON STOCK AS OF THE CLOSE OF THE PERIOD COVERED BY THE ANNUAL REPORT. 362,521,088 Ordinary Shares, (euro)0.33 par value

     INDICATE BY CHECK MARK WHETHER THE REGISTRANT (1) HAS FILED ALL REPORTS REQUIRED TO BE FILED BY SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 DURING THE PRECEDING 12 MONTHS (OR FOR SUCH SHORTER PERIOD THAT THE REGISTRANT WAS REQUIRED TO FILE SUCH REPORTS), AND (2) HAS BEEN SUBJECT TO SUCH FILING REQUIREMENTS FOR THE PAST 90 DAYS. YES X NO _

     Indicate by check mark which financial statement item the registrant has elected to follow. Item 17 __ Item 18 X


---------------------------------
(1)  The par value of an Ordinary  Share was  changed  from  (euro)1.29  to
     (euro)0.33 by a resolution made at the shareholders meeting of the Company on March 29, 2004.

                                      TABLE OF CONTENTS

PRESENTATION OF FINANCIAL INFORMATION........................................1

Part I.......................................................................2

  Item 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS............2

  Item 2.   OFFER STATISTICS AND EXPECTED TIMETABLE..........................2

  Item 3.   KEY INFORMATION..................................................3

  Item 4.   INFORMATION ON THE COMPANY......................................14

  Item 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS....................34

  Item 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES......................54

  Item 7.   MAJORITY SHAREHOLDERS AND RELATED PARTY TRANSACTIONS............58

  Item 8.   FINANCIAL INFORMATION...........................................60

  Item 9.   THE OFFER AND LISTING DETAILS...................................62

  Item 10.  ADDITIONAL INFORMATION..........................................65

  Item 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK......73

  Item 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES..........75

Part II.....................................................................76

  Item 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.................76

  Item 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
            AND USE OF PROCEEDS.............................................77

  Item 15.  CONTROLS AND PROCEDURES.........................................77

  Item 16A. DISCLOSURE ON AUDIT COMMITTEE FINANCIAL EXPERT..................78

  Item 16B. CODE OF ETHICS..................................................78

  Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES..........................78

  Item 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES......79

  Item 16E. PURCHASES OF EQUITY SECURITIES..................................80

  Item 17.  FINANCIAL STATEMENTS............................................81

  Item 18.  FINANCIAL STATEMENTS............................................81

  Item 19.  EXHIBITS........................................................82

SIGNATURES..................................................................83

In this annual report ("Annual Report") on Form 20-F, all references to we, our, the "Company" and "IL" are to Instrumentation Laboratory S.p.A. and, unless the context otherwise requires, our subsidiaries.

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

     Since November 30, 2002, we have published our consolidated financial statements ("Consolidated Financial Statements") in euro. However, the Consolidated Financial Statements for the fiscal years ended on November 30, 2001 and 2000 were originally prepared in Italian lire and have been translated into euros at the rate of Lit. 1,936.27 per euro, the official rate established by the European Monetary Union on January 1, 1999. The euro did not exist prior to that date and the conversion rate used may not reflect the lire/euro exchange rate that would have applied if the euro had existed at such times. Also, for financial information thus translated from dates and periods before November 30, 2002, you should not assume that you can accurately compare this financial information with that of other companies that have translated a non-Italian lire European currency into euro. In this Annual Report, unless otherwise specified or the context requires otherwise, references to "lira", "lire" or "Lit." are to the Italian lira (singular) or to Italian lire (plural), references to "euro" or "(euro)" are to euros and references to "$", "US $" or "dollars" are to United States dollars. Solely for the convenience of the reader, this Annual Report contains translations of certain euro amounts into dollars at specified rates. These translations should not be construed as representations that the euro amounts actually represent such dollar amounts or could be converted into dollars at those rates.

     Unless otherwise stated, the translations of euro into dollars have been made at the rate of $1.3259 per euro, the noon buying rate in the City of New York for cable transfers in euro certified by the Federal Reserve Bank of New York for customs purposes (the "Noon Buying Rate") on November 30, 2004. For further information regarding recent rates of exchange between euro and dollars, see "Item 3 - Key Information - Exchange Rates" "Item 3 - Risk of error in forward looking statements" and "Item 5 -
Operating and Financial Review and Prospects - Currency Effects" for a discussion of how exchange rates affect us.

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

A.   NOT REQUIRED.

B.   NOT REQUIRED.

C.   NOT REQUIRED.

ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE

A.   NOT REQUIRED.

B.   NOT REQUIRED.

ITEM 3.   KEY INFORMATION

A.   SELECTED FINANCIAL DATA.

     The following table presents our selected consolidated financial information for the periods indicated and should be read in conjunction with, and is qualified in its entirety by reference to, the Audited Consolidated Financial Statements and "Item 5 -- Operating and Financial Review and Prospects" appearing elsewhere in this Annual Report. The selected financial information as of November 30, 2003 and 2004 and for the fiscal years ended November 30, 2003 and 2004 has been derived from the Audited Consolidated Financial Statements appearing elsewhere in this Annual Report, which have been audited by BDO Sala Scelsi Farina, S.p.A., independent public accountants, whose report appears elsewhere in this Annual Report. The selected financial information as of November 30, 2000, 2001 and 2002 for the fiscal years ended November 30, 2000, 2001 and 2002, respectively, has been derived from our audited historical financial statements for such periods. Our audited historical financial statements for the fiscal years ended November 30, 2000 and 2001 were audited by Arthur Andersen S.p.A, independent public accountants. Our audited historical financial statements for the fiscal years ended November 30, 2002 were audited by BDO Sala Scelsi Farina S.p.A., independent public accountants.

     Prior to fiscal year 2002, Arthur Andersen served as our independent auditors. On August 31, 2002, Arthur Andersen LLP, an affiliate of Arthur Andersen, ceased practicing before the SEC. On November 25, 2002, we appointed BDO Sala Scelsi Farina S.p.A. as our independent auditors.

     Because our former key audit engagement team personnel have since left Arthur Andersen, Arthur Andersen did not participate in the preparation of this report or consent to the reference in this report to its audit report. As a result, investors in Instrumentation Laboratory may have no effective remedy against Arthur Andersen in connection with a material misstatement or omission in the financial statements to which its audit report relates. In addition, even if such investors were able to assert a claim, Arthur Andersen may fail or otherwise have insufficient assets to satisfy claims by investors that might arise under the U.S. federal securities laws or otherwise with respect to its audit report.

     The Audited Consolidated Financial Statements have been prepared in accordance with Italian GAAP, which differs in certain significant respects from U.S. GAAP. See Notes 21 and 22 to the Audited Consolidated Financial Statements.

     As of November 30, 2002 the U.S. subsidiary retroactively changed its inventory costing from LIFO to FIFO, to conform to the group accounting practice and to follow the benchmark treatment recommended by IAS 2. This change had no effect on the fiscal year 2002 statement of operations but originated a reduction of the loss reported for fiscal year 2001 of
(euro)1,441,000 and a decrease in the shareholders' equity as of November 30, 1999 and 2000 OF (euro)1,275,000 and (euro)1,483,000, respectively. The incremental difference between fiscal yeAR 1999 and fiscal year 2000 is due to the difference of conversion rates of U.S. Dollar into euro.

     Since November 30, 2002 our financial statements have been presented in euro. However, the financial data below for fiscal years 2000 and 2001 was originally prepared in Italian Lire and has been translated into euro at the rate of 1,936.27 Italian Lire per euro, the official rate established by the European Monetary Union on January 1, 1999.

                                                        AS OF OR FOR THE YEAR ENDED NOVEMBER 30
                                   2000 [RESTATED]     2001 [RESTATED]         2002           2003 [RESTATED]           2004
                                  -----------------   -----------------  ----------------    ----------------    -----------------
                                                              (IN THOUSANDS OF EURO, EXCEPT PER SHARE AMOUNTS)

INCOME STATEMENT
DATA (1)
ITALIAN GAAP:

   Net sales and revenues......   (euro) 275,312     (euro)  274,814    (euro) 272,591     (euro) 260,011      (euro)  280,031
   Cost of sales and
     services..................          143,163             144,207           141,549            131,066              136,893
                                -----------------   -----------------  ----------------    ---------------      ---------------
      Gross profit.............          132,149             130,607           131,042            128,945              143,138
   Research and
      development costs........           20,124              19,588            20,072             19,238               17,765
   Selling, general and
      administrative                                                                       ---------------      ---------------
      expenses.................           92,008              92,699            99,792             93,746               96,534
                                -----------------   -----------------  ----------------    ---------------      ---------------
      Operating income
        before
        amortization of
        intangible assets
        and deferred charges..            20,017              18,320            11,178             15,961               28,839
   Amortization of
      intangible assets and
      deferred charges .......            11,337               9,058             8,464              8,423                7,968
                                -----------------   -----------------  ----------------    ---------------      ---------------
   Operating income...........             8,680               9,262             2,714              7,538               20,871
   Interest income............             1,324               1,277               980                746                  739
   Interest expense...........            15,924              15,382            12,210             10,810                7,272
   Other income (expense)
     net......................           (10,016)              2,018            (2,696)            (5,789)              (4,751)
                                -----------------   -----------------  ----------------    ---------------      ---------------
   Income (loss) before
      income taxes............           (15,936)             (2,825)          (11,212)            (8,315)               9,587
   Income taxes...............             1,536               2,916             2,549              2,703                2,806
   Minority interest..........                -                  (68)              (80)               (67)                (103)
                                -----------------   -----------------  ----------------    ---------------      ---------------
   Net income (loss)..........    (euro) (17,472)     (euro)  (5,809)   (euro) (13,841)    (euro) (11,085)       (euro)  6,678
                                =================   =================  ================    ===============      ===============
   Net income (loss) per
      share (2)...............    (euro)   (0.40)     (euro)   (0.08)   (euro)   (0.15)    (euro)   (0.12)       (euro)   0.03
U.S. GAAP:
   Net income (loss)..........    (euro) (21,002)     (euro) (17,228)   (euro) (14,781)    (euro)  (5,343)       (euro) 14,553
                                =================   =================  ================    ===============      ===============
   Net income (loss) per
   share (2)..................    (euro)   (0.48)     (euro)   (0.24)   (euro)   (0.16)    (euro)   (0.06)       (euro)   0.06
BALANCE SHEET
DATA
ITALIAN GAAP:
   Working capital............    (euro)  22,527      (euro)  31,393    (euro)   8,268     (euro)   6,929        (euro) 14,818
   Total assets...............           375,531             353,845           341,836            303,841              304,801
   Long-term debt.............           149,466             103,335            87,814             97,234                2,076
   Shareholders' equity.......            46,740              98,842            80,316             61,862              155,408
U.S. GAAP:
   Working capital............    (euro)  23,126      (euro)  29,220    (euro)   4,094     (euro)   2,358        (euro)  1,471
   Total assets...............           409,675             388,270           370,096            320,686              331,536
   Long-term debt.............           149,466             108,169           108,562            102,564               14,021
   Shareholders' equity.......            81,480             119,675            81,748             52,453              149,953


--------------------------------
(1) "Net income (loss) per share" is calculated based on 44,189,477 shares outstanding for fiscal year 2000, 72,861,028 shares outstanding for fiscal year 2001, 90,701,104 shares outstanding for fiscal years 2002 and 2003 and 253,347,488 shares outstanding (the weighted average) for fiscal year 2004.


     Exchange Rates

     The following table sets forth, for each of the periods indicated, the high, low and average Noon Buying Rates expressed in $ per 1.00 euro to the nearest cent:

     CALENDAR PERIOD           HIGH           LOW          AVERAGE*
  ---------------------  ---------------  ------------  -------------
         2004                 $1.36          $1.18          $1.25
         2003                 $1.26          $1.04          $1.14
         2002                 $1.05          $0.86          $0.95
         2001                 $0.95          $0.84          $0.89
         2000                 $1.03          $0.83          $0.92



         November 2004        $1.33          $1.27
         December 2004        $1.36          $1.32
          January 2005        $1.35          $1.30
         February 2005        $1.33          $1.28
            March 2005        $1.35          $1.29
            April 2005        $1.29          $1.29

-----------------------
* The average of the Noon Buying Rates on the last business day of each month during the year.

** euro/US dollar exchange rates for periods prior to the introduction of the euro on January 1, 1999 have been calculated by applying the fixed exchange rate of 1936.27 Italian Lire/euro established by the European Monetary Union.

     On May 23, 2005, the Noon Buying Rate was U.S.$1.2575 per 1.00 euro. The above rates are given for information only, and differ from the rates used in the preparation of our financial statements included in Item 18 herein.

B.   NOT REQUIRED.

C.   NOT REQUIRED.

D.   RISK FACTORS.

We have experienced net losses and negative cash flow in recent fiscal years

     In recent years we have experienced significant net losses. In order for us to meet our requirements for working capital, research and development expenditures, investments in instruments, debt service and capital expenditures, we must substantially improve our operating performance from recent levels. There can be no assurance that we will achieve or, if achieved, will sustain, profitability in the future. If we cannot achieve and sustain profitability, it is likely that we will not be able to meet our funding requirements.

We are substantially leveraged and it may be difficult to satisfy our debt obligations

     We have substantial indebtedness. At November 30, 2004, our consolidated net financial debt was (euro)28.9 million. Approximately 96% of our indebtedness is short term and is subject to repayment upon demand. We have also along with other Werfen group companies guaranteed a loan of
(euro)250 million granted to Izasa Distribuciones Tecnicas S.A. We may issue additional indebtedness in the future.

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

     We cannot assure you that our businesses will generate sufficient cash flow from operations or that future financing will be available in an amount sufficient to enable us to service our indebtedness or to make necessary capital expenditures, research and development expenditures or investments in instruments. If we are called upon to make payments under any guarantee under the loan granted to Izasa Distribuciones Tecnicas S.A., we cannot assure you that we will have the resources necessary to make such payments. Further, depending on the timing, amount and structure of any future acquisitions, we may need to raise additional capital to fund the acquisitions of additional businesses. There can be no assurance that we will be able to secure such additional funding on favorable terms, if at all.

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

     In the United States, where we generated 22.7% of our fiscal year 2004 net revenues, public and private efforts to reduce health care costs, including the growth of managed care organizations and Integrated Provider Networks, have had a significant impact on the critical care and, hemostasis segments of the IVD industry in terms of, among other things, cost containment efforts and centralization of purchasing decisions. Furthermore, attempts to lower costs and increase efficiencies have led to consolidation among healthcare providers in the United States. As a result of these factors, the market for our products in the U.S. remains competitive. In addition, these competitive forces continue to place constraints on the levels of overall pricing, and this has lowered the profit margins of our products sold in the U.S.

     Governmental initiatives relating to the maintenance of a single European currency, among other factors, has prompted a variety of cost containment initiatives in several European governmental and private healthcare systems. These cost containment initiatives are expected to be continuing factors that may affect our ability to maintain or increase sales or profit margins. In Italy, where we generated 29.8% of our fiscal year 2004 net revenues, hospitals and other health care providers are attempting to reduce their overall costs in providing patient care. As a component of this cost, instrument suppliers, like us, have been adversely impacted as health care providers are constrained in their purchasing of instruments and consumables. Our profit margins have also been adversely affected. Similar trends are also evident in many of the other industrialized countries in which we do business, which trends may also adversely affect our financial condition and results of operations. The Italian health system is a nationalized health service in which units of government at the national, regional and local levels share payment responsibilities and policymaking authority. Under the Italian health system, accounts receivable may remain outstanding for up to 300 days on average. Such extended payment periods are accepted in the industry. As of November 30, 2004, we had (euro)29.5 million in outstanding accounts receivable from Italian governmental entities and agencies, representing approximately 36% of our outstanding trade receivables and 19% of our net sales for fiscal year 2004. Although we have not experienced any write-offs with respect to these receivables, there can be no assurance that we will not experience write-offs in the future.

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

Decreased sales in Clinical Chemistry

     We continue to rely upon OEM developed clinical chemistry instruments. We no longer sell these instruments in the U.S. We primarily sell clinical chemistry instruments in Italy, the United Kingdom, Eastern Europe and the Middle East. Over the last several years, we have experienced a significant decline in our clinical chemistry installed base. Sales for clinical chemistry represented 8.1% of our sales for fiscal year 2004.

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

Our ADRs lack liquidity

     On September 3, 1999, our American Depositary Shares ceased to be listed on the Nasdaq National Stock Market. Our American Depositary Shares ("ADSs") were de-listed because we no longer fulfilled the minimum per share price requirement. Our ADSs are now traded on the Pink Sheets(R) service under the symbol "ISLBY." The trading volumes for the ADSs is very limited and published American Depositary Receipt ("ADR") prices may not represent an amount that is achievable upon resale. As a result, holders of the ADRs may not be able to find purchasers for the ADRs at attractive prices or at all. An investment in the ADRs represents a significant risk.

We are still attempting to go private, which may affect your access to information

     On November 20, 2000, and again on December 28, 2001, Grupo CH-Werfen S.A. (also "Werfen") and Izasa Distribuciones Tecnicas, S.A. (also "Isaza") launched a tender offer for all outstanding shares not already beneficially owned by them. See "Item 4 - Information on the Company-Background." Although our affiliates were not successful in taking us private, our majority shareholders may still attempt to take us private. If we go private by reducing the number of U.S. holders to less than 300, we will apply for termination of registration of our shares under the U.S. Securities Exchange Act of 1934, as amended. If we terminate the registration of our shares, the information we are required to furnish to you would be reduced to that required under Italian law. Further, we would no longer be required to provide financial information in accordance with U.S. generally accepted accounting principles.

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

We are controlled by one major shareholder

     As of May 23, 2005, Grupo CH-Werfen S.A. beneficially owns 96.4% of the outstanding Ordinary Shares, and continues to control us, including with respect to our management and the selection of our Board of Directors and the approval or prevention of certain corporate transactions which require majority shareholder approval. Jose Maria Rubiralta, who is one of our directors and executive officers, and Francisco Rubiralta, who is one of our directors, collectively own 100% of the outstanding stock of Werfen, and, as a result of such ownership, would be deemed to beneficially own all the outstanding Ordinary Shares owned by Werfen.

     As a result of transactions between us and affiliates of Werfen, potential conflicts of interest could arise. No assurance can be given that such conflicts will be resolved in our favor.

We have not regularly paid dividends in the past.

     We have not paid any dividends on our ordinary shares since the 1991 acquisition. Some dividends will however be distributed as approved at this year's Shareholders Meeting. We cannot assure you that the Company will continue to pay dividends in the future.

     Under Italian law, management may make proposals regarding payment of dividends, but authority to distribute dividends is reserved to the shareholders. It is the present intention of our management to follow a policy of retaining earnings for use in the business. The determination by management to propose the payment of dividends, and the amount thereof, will depend upon, among other things, our earnings, financial condition and cash requirements, applicable restrictions on the payment of dividends under Italian law and our debt agreements and such other factors as management may deem relevant.

We are involved in various legal proceedings, the outcome of which could adversely affect our results of operations

     We are involved from time to time in various claims and litigation incidental to the ordinary course of our business.

     A complaint was filed by Bio-Rad Laboratories, Inc. against us, Werfen, Izasa, and four of the Company's current officers and directors in January 2005 in the United States District Court for the Southern District of New York. The complaint asserts claims under common law for fraud, conspiracy to commit fraud and aiding and abetting fraud against all the defendants; negligent misrepresentation against the Company and the individual defendants; as well as breach of fiduciary duty under Italian Civil Code Article 2395 against the individual defendants. The complaint alleges generally that the defendants falsely understated the Company's revenues and profitability in financial statements included in the Company's public filings and public statements from 1999 to 2004, and that the price of the Company's ADSs have therefore been artificially depressed. The plaintiff, which owns ADSs, seeks an unspecified amount of damages. All the defendants have moved to dismiss the complaint.

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

     Because our former key audit engagement team personnel have since left Arthur Andersen, Arthur Andersen did not participate in the preparation of this report or consent to the reference in this report to its audit report. As a result, investors in Instrumentation Laboratory may have no effective remedy against Arthur Andersen in connection with a material misstatement or omission in the financial statements to which its audit report relates. In addition, even if such investors were able to assert a claim, Arthur Andersen may fail or otherwise have insufficient assets to satisfy claims by investors that might arise under the U.S. federal securities laws or otherwise with respect to its audit report.

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

     o results of operations, financial condition or cash flows being materially impacted by the adoption of new accounting standards;

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

ITEM 4.   INFORMATION ON THE COMPANY

OVERVIEW

     We are a leading worldwide developer, manufacturer and distributor of critical care and IVD instruments and related reagents, controls, other consumables and services for use primarily in hospital laboratories and hospital point-of-care locations. These products are used to identify and measure substances in a patient's blood and are an integral part of the diagnosis and treatment of patients. Our three major IVD product lines, hemostasis, critical care, and clinical chemistry, are marketed around the world. The percentage of net sales for fiscal years 2004, 2003 and 2002 and for each of the product lines are as follows:

                       NET SALES - IVD PRODUCT LINES

                               2004           2003           2002

Hemostasis                    48.5%          48.1%          49.4%

Critical Care                 27.5%          27.9%          28.2%

Clinical Chemistry             8.1%           9.6%           8.9%

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

                         NET SALES - GEOGRAPHICALLY

                               2004           2003           2002

Europe (including Italy)      65.5%          63.6%          58.3%

Italy                         29.9%          29.7%          26.8%

U.S.                          22.7%          24.2%          29.7%

Rest of the World             11.8%          12.2%          12.0%

     We have a large active installed base of core instruments, which generate a stream of revenues from the continuous consumption of reagents, controls, other consumables and services. Approximately 79% of our fiscal year 2004 net sales were derived from sales of reagents, controls, other consumables and services. We have developed our strong market position through the introduction of innovative IVD products in our targeted product areas and continually seek to expand our position within those product areas through targeted product development efforts resulting from both our internal research and development teams and strategic alliances, as well as through acquisition or licensing of selected technologies.

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

     We changed our fiscal year end from November 30 to December 31 in order to align it with Grupo CH-Werfen, S.A.'s year end. We will file the next annual report on Form 20-F for the period ending December 31, 2005 (and including the period from December 1 to December 31 2004) by June 30, 2006.

BACKGROUND

     General. We acquired our predecessors in October 1991 (the "1991 Acquisition"). We were formed in 1991 by a group of three investors led by Grupo CH-Werfen, S.A. Werfen, a privately held company organized under the laws of the Kingdom of Spain, is the leading distributor, through Izasa Distribuciones Tecnicas S.A., a majority owned subsidiary organized under the laws of the Kingdom of Spain, of health care products in Spain and Portugal. Werfen, through Izasa and its subsidiaries, is our majority shareholder.

     Our legal and commercial name is Instrumentation Laboratory S.p.A. and we are a corporation organized under the laws of Italy. Our principal executive office is located at Viale Monza 338, 20128 Milano, Italy, and our telephone number is + 39-2-252-22-56.

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

     Acquisition of Hemoliance. In January 1999, we acquired Hemoliance, a U.S. joint venture formed between Medical Laboratory Automation, Inc. and Ortho Clinical Diagnostics Inc., a subsidiary of Johnson & Johnson, in consideration for US $130 million. Hemoliance is a manufacturer and distributor of hemostasis systems.

     Restructuring Plan. In fiscal years 1999 and 2000, we initiated and implemented restructuring plans to achieve significant synergies and cost savings from the integration of Hemoliance's operations with our operations. The restructuring plans also involved the reduction of general and administrative expenses and other operating expenses. We have completed the following restructuring actions in the United States: ceasing operations at a facility, adopting an indirect distribution model and decreasing the number of employees involved in manufacturing, research and development, administration and service activities. In addition, in fiscal year 1999, we transferred our operations from Paderno Dugnano, Italy to existing facilities in Lexington, Massachusetts and transferred the Chromogenix business operations to other existing facilities. The closing of the Ann Arbor, Michigan facilities, and the transfer of the related operations to the Lexington, Massachusetts facility were completed in August 2000.

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

     Going private transaction in 2001. On November 20, 2000, Izasa Distribuciones Tecnicas S.A. and Grupo CH-Werfen S.A. launched a tender offer for all of our outstanding ordinary shares and American Depositary Shares, not already owned by them or one of their affiliates, as part of a proposed going private transaction. Izasa and Werfen offered US $0.50 per share in cash. Izasa and Werfen eventually waived the condition of going private, and proceeded to close the tender offer. On February 5, 2001, the tender offer expired and Izasa purchased 3,811,547 shares. Together with the shares that Izasa, Werfen and their affiliates already held, after the expiration of the tender offer they beneficially owned approximately 68.5% of our outstanding shares.

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

     Going private transaction in 2002. On December 28, 2001, Izasa Distribuciones Tecnicas S.A. and Grupo CH-Werfen S.A. launched another tender offer for all of our outstanding ordinary shares and American Depositary Shares, not already owned by them or one of their affiliates, as part of a proposed going private transaction. Izasa and Werfen again offered US $0.50 per share in cash. Izasa and Werfen eventually waived the condition of going private, and proceeded to close the tender offer. On February 22, 2002, the tender offer expired and Izasa purchased 700,194 American depositary shares. Together with the shares that Izasa, Werfen and their affiliates already held, after the expiration of the tender offer they beneficially owned approximately 85.4% of our outstanding shares.

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

PRODUCT LINES

     We have three core product lines:

     o Hemostasis systems, representing 48.5% of fiscal year 2004 net sales;

     o Critical care systems, representing 27.5% of fiscal year 2004 net sales; and

     o Clinical chemistry systems, representing 8.1% of fiscal year 2004 net sales.

     In  addition,   we  generate  sales  from   distribution  of  products
manufactured by third parties (collectively, "Distributed Products"), which represented 15.9% of our fiscal year 2004 net sales.

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

     The Venture Planning Group, Glover, Leonard & Redshaw, Boston Biomedical and company estimates which provide the basis for our hemostasis market share information, estimate the 2004 worldwide market for hemostasis systems in which we operate at approximately $780 million (representing sales of instruments, reagents, controls, other consumables and services). Approximately 30 % of such revenues were derived from the United States, 40% were derived from Western Europe, 17% were derived from Japan and 13% were derived from the rest of the world. Hemostasis systems are primarily sold to hospital laboratories and independent clinical laboratories. The overall market is relatively mature, with sales of instruments consisting primarily of replacement of older instruments.

     We believe that, based on revenue generated from reagents and instruments, in 2004 we had the second largest overall market share in the worldwide hemostasis systems market with a market share of approximately 27% of end-user sales. Of our fiscal year 2004 sales attributable to hemostasis systems, approximately 61.9% were derived from Europe (22.9% from Italy), 26.5% from the United States and 11.% from the rest of the world. In 2004, reagents, controls and other consumables comprised approximately 70% of the revenues in the worldwide hemostasis market. We believe that the worldwide hemostasis market, including instruments, reagents, controls and other consumables, will continue to grow primarily through increased demand for specialty tests, expanded test menus, advances in testing for risk assessments and growth of point-of-care testing.

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

     In our hemostasis product line, we are pursuing distinct growth strategies with respect to our reagents and to our instruments. For reagents, we are seeking to: (1) increase penetration in the market for specialty testing for deep vein thrombosis and pulmonary embolism exclusions, Thrombophila and Lupus Anticoagulants, bleeding disorders and anticoagulant monitoring through our existing research and development activities and collaboration efforts, as well as improved marketing; (2) continue to provide robust and reliable routine assays by applying the most advanced technologies, plus easy-to use/ready-to use reagents; (3) further develop controls and calibrators; (4) develop new reagents as existing product lines are upgraded and new products are introduced; and (5) reduce reliance on third-party OEMs.

     We believe there is an emerging trend towards the development of specialty testing, particularly in the United States due to the historically low incidence of such testing in the United States as compared to Europe. We are exploring opportunities within this growth area and are currently developing reagents for innovative immunological, clotting and chromogenic assays.

     For instruments, we plan to continue to maintain our strong position within the low-to-medium throughput segment of the hemostasis market by upgrading our instruments to meet customers' needs. In addition, we are also developing instruments for the high throughput end of the hemostasis market, which includes the ACL TOP that we began commercialization in 2004. The ACL TOP provides customers with testing process automation with high throughput, continuous operation and broad test menu of routine and specialty assays. With the introduction of the ACL TOP and our reagent menu, our hemostasis systems provide solutions to the low to high market segments. The following sets forth our principal hemostasis products, the instrument list prices of which range from $15,000 to $100,000 for instruments currently marketed:

                               FISCAL YEAR OF           TARGET MARKET
            NAME             INTRODUCTION/STATUS         SEGMENT (1)        FEATURES
--------------------------------------------------------------------------------------------------------------------------------
ACL FAMILY
   ACL 100 family                    1988                Low to Medium      o  Low-cost automated operation
                                                                            o  Walk-away capability (i.e., ability of operator
                                                                               to load samples and walk away)

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

   ACL 8000/9000/10000               2000                Low to Medium      o  Increased reagent and sample capacity
   family                                                                   o  Increased walk-away capability
                                                                            o  Automatic rotor changer (ACL 9000/10000)
                                                                            o  Chromogenic and immunological testing capability

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

   ACL TOP                           2004                    High           o  Broad test menu for routine and specialty
                                                                               assays:  Clotting, chromogenic and
                                                                               immunological
                                                                            o  High throughput and continuous operation
                                                                            o  Windows(R) 2000 software and touch-screen
                                                                            o  Automated reagent management, automated
                                                                               QC, automated maintenance
                                                                            o  Bar-coded vials for all materials
                                                                            o  Closed-tube sampling with cap-piercing (in
                                                                               development)
                                                                            o  Lab Automation System capability (in
                                                                               development)

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

CONTROLS AND CALIBRATORS           Various                    N/A           o  Company manufactured

------------------------------
(1) In terms of throughput. Low throughput generally is less than 50 tests per hour. Medium throughput generally is between 50 and 150 tests per hour. High throughput generally is more than 150 tests per hour.


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

     The Boston Biomedical Consultants (BBC) report, which provided the basis for our critical care market share information, estimated the 2002 worldwide IVD critical care market in which we operate at approximately $588 million (representing sales of instruments, reagents, controls, and other consumables). Approximately 39% of such revenues were derived from the United States, 30% were derived from Europe, and 31% were derived from the rest of the world. Revenue from reagents, controls, and other consumables represents a substantial majority of the revenues in the worldwide critical care market. The additional capabilities provided by blood gas analyzers, such as greater ease-of-use, lactate and glucose measurement, and the ability to analyze samples nearer to the patient, have resulted in increased industry systems placements through the replacement of older and less capable instruments.

     We believe that in 2004 we had the third largest worldwide market share in the critical care market, with an estimated market share of approximately 13%. Of our fiscal year 2004 revenues attributable to critical care systems, approximately 50.7% were derived from Europe (15.4%. from Italy), 35.5% from the United States and 13.8% from the rest of the world.

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

     The following sets forth our principal critical care products, the instrument list prices for which range from US $3,500 to US $25,000 for instruments currently marketed:


                         FISCAL YEAR OF
        NAME          INTRODUCTION/STATUS   IMPORTANT CHARACTERISTICS
------------------------------------------------------------------------------
BLOOD GAS

  Synthesis family            1997          o  First instrument to integrate
                                               blood gas, Co-Oximetry,
                                               electrolyte and glucose functions
                                               in a single instrument using a
                                               single sample and channel

                              2000          o  1740 - expanded menu, without
                                               Co-Oximetry testing

                                            o  1745 - expanded menu, with
                                               Co-Oximetry testing

  GEM Premier 3000            2000          o  Point-of-care and laboratory
                                               blood gas, electrolyte and
                                               metabolite system which provides
                                               fast and accurate results

                                            o  Utilizes a multi-use disposable
                                               cartridge, each capable of
                                               performing 75 to 600 tests,
                                               instead of traditional
                                               electrodes, solutions, gas tanks
                                               and other consumables

                                            o  Small sample size

                                            o  Integration of external
                                               point-of-care systems (i.e., GEM
                                               PCL)o

  GEM PCL                     1998          o  Point-of-care coagulation
                                               hand-held system for the rapid
                                               measurement of PT, APTT and
                                               LR-ACT

CO-OXIMETRY
  IL 682 Co-                  1995          o  Operates as independent system,
  Oximeter                                     or electronically links to IL GEM
                                               Premier family and Synthesis
                                               family

  GEM OPL                     2000          o  Point-of-care co-oximetry
                                               testing, electronically links to
                                               IL GEM Premier family

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

                                            o  Enables hospital management to
                                               consolidate and control data from
                                               all IL blood gas systems
                                               regardless of location within the
                                               hospital

GEMweb                        2001          o  Web-based remote instrument
                                               management system

CONTROLS AND                Various         o  Broad line of specific and
CALIBRATORS                                    multi-analyte controls for blood
                                               gas/Co-Oximetry/electrolyte/
                                               glucose, including patent
                                               protected technologies

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

     Our principal clinical chemistry instrument is the ILab 600, which is designed for the low-to-medium throughput end of the market, and was launched in 1998. Of our fiscal year 2004 sales attributable to clinical chemistry systems, approximately 83.3% were derived from Europe (45.4% from Italy), zero from the United States and 16.7% from the rest of the world. We sell our clinical chemistry system to clinical and specialty laboratories primarily located in hospitals, as well as to clinical reference laboratories and veterinary laboratories. This relatively mature market is very competitive and price-sensitive, with instrument sales consisting primarily of replacement of older instruments.

     Over the past several years, the market for new placements of clinical chemistry systems has significantly declined, and we have experienced a related decline in our clinical chemistry installed base. Currently the majority of our clinical chemistry products are sold in Europe, while clinical chemistry sales in the rest of the world continue to decline. One reason we sold our Ascoli factory and streamlined our production facilities into the leased Ascoli facility is that our clinical chemistry sales are now primarily focused in Europe. Prior to fiscal year 1997, our principal clinical chemistry instrument was the Monarch. The Monarch had not been substantially revised since 1991 and we ceased its production in fiscal year 1996. With no comparable replacement product, we have experienced a significant decline in our clinical chemistry installed base and reduced sales of reagents and other consumables relating to this decline in the installed base. Although we launched ILab 600 in 1998 and ILab 300 plus in 2002, we continue to experience lower sales in chemical chemistry.

     We source all of our clinical chemistry instruments on an OEM basis, while retaining responsibility for reagent production, marketing, product support and advice. Since 1998, due to the competitive pressures existing in the U.S. clinical chemistry market, we decided to discontinue placements of new chemistry systems in the U.S., while continuing to provide reagents, disposables and service to the existing installed base. Sales in the U.S. substantially ceased during 2004. We primarily market these products in Italy, the United Kingdom, Eastern Europe and the Middle East.

     In addition, we manufacture and distribute a line of clinical chemistry control products, including assayed routine clinical chemistry controls, therapeutic drug controls and urine chemistry controls, which are sold for use with both our and other manufacturers' systems. We primarily seek to enter into arrangements with OEMs and other developers of reagents.

     The following sets forth our principal clinical chemistry instruments, the instrument list prices of which range from US $72,500 to US $170,000:

                     FISCAL YEAR OF       TARGET
        NAME       INTRODUCTION/STATUS    MARKET     FEATURES
                                         SEGMENT(1)
---------------------------------------------------------------------------
     ILAB FAMILY
      Ilab 600            1998            Low to     o   Floor standing
                                          Medium     o   64 tests on line, plus
                                                         ISE
                                                     o   70 reagents on board
                                                     o   Throughput 400
                                                         photometric plus ISE
                                                     o   Fully random access

    Ilab 300 plus         2002             Low       o   Ease of use
                                                     o   35 tests on line, plus
                                                         ISE
                                                     o   35 reagents on board
                                                     o   Throughput 200
                                                         photometric plus ISE


     REAGENTS AND        Various           N/A       o   Broad line of
     CONTROLS                                            substrates, enzymes,
                                                         TDM and DAT

--------------------
(1) In terms of throughput. Low, medium and high throughput generally are less than 300, between 300 and 1000, and more than 1000 tests per hour, respectively.

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

     In connection with Beckman Coulter's agreement to serve as the exclusive distributor of certain of our products, directly or through its affiliates (collectively "Beckman Coulter"), we serve as the exclusive distributor of Beckman Coulter's hematology, flow cytometry and scientific product lines in Austria and Italy. Approximately 12.2% of our fiscal year 2004 net sales were derived from sales of Beckman Coulter's products.

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

CUSTOMERS

     We have a broad customer base that includes primarily hospital laboratories, clinical reference laboratories and point-of-care locations within the hospital market. Although we sell our products worldwide, our sales are concentrated in Italy, where many of the hospitals are managed and funded by regional governments, and the United States. No single end-user customer represented more than 5% of our fiscal year 2004 net revenues.

INSTRUMENT PLACEMENTS

     Most of our instrument placements in our three core product lines are sold directly to customers and distributors, and a minority are sold to third-party lessors, either directly or through the sale to various third-party lessors via a lease agreement with its customer, or are financed by us. One of the financing methods offered by us to offset the large up-front costs of purchasing its systems is the reagent rental agreement. Pursuant to a reagent rental agreement, the customer leases the instrument, often at a nominal lease rate, while we retain title to the instrument. The agreement requires the customer to purchase reagents and service from us for the life of the instrument lease. We invested approximately (euro)21.6 million, (euro)17.0 million and (euro)17.3 million in reagent rental agreements in fiscal years 2002, 2003 and 2004, respectively.

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

RESEARCH AND DEVELOPMENT

     We maintain an active research and development program focused on developing and commercializing products which complement and update our existing product offerings. We devote significant resources to the continued development and introduction of new products and believe that we are a leader in the introduction of innovative critical care and hemostasis IVD products. Our product development resources will continue to focus on:
(1) broadening test menus through the introduction of new reagents; (2) upgrading instrument capabilities, including continued introduction of easier-to-use and lower-cost systems; (3) applying core technologies, either developed internally or through strategic alliances or through acquisitions, to enter new market segments and to broaden product offerings; and (4) broadening and improving current near-patient product offerings. We develop our products through our research and development team and, where strategically beneficial, through university alliances, instrument OEMs and other strategic partnerships. Our research and development expenditures for fiscal years 2002, 2003 and 2004 were
(euro)20.1 million, (euro)19.2 million and (euro)17.8 million respectively, representing 9.5% 9.7% and 8.3% respectively, of our net sales for such years (excluding revenues from products distributed by us for third parties).

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

     In 2002, InSource Health Service and Health Service Corporation of America merged to form MedAssets, one of the largest group purchasing organizations (GPO) in the United States. IL was awarded a three-year contract at that time. In March of 2005, this contract was extended until July 2006. In 2003, we announced the extension of our contract with Amerinet, the fourth largest GPO. This contract is effective through February 2006. In October, 2003, we entered into a two-year supply contract with Premier Purchasing Partners. This contract includes an option for a third-year. Finally, we extended two contracts with the US Government. The General Service Administration contract (instruments) was extended through 2009 and our Veterans Administration contract was extended through 2005.

     The principal distributors of our products are Beckman Coulter and Izasa. Izasa has been our distributor in Spain and Portugal and in 2001 we signed an agreement granting them exclusive distribution rights. Pursuant to the agreement Izasa is the exclusive distributor of our entire product line in Spain and Portugal. Sales to Izasa accounted for 3.3%, 3.5% and 4.3% of our net revenues in fiscal years 2002, 2003 and 2004, respectively. See "Item 7--Majority Shareholders and Related Party Transactions." Pursuant to the current agreement with Beckman Coulter, Beckman Coulter is the exclusive distributor of our hemostasis systems in the United States, Canada, Australia, New Zealand, China and certain other countries. Sales to Beckman Coulter accounted for 14.3% of our net revenues in fiscal year 2004, 14.1% in fiscal year 2003 and 17.6% in fiscal year 2002.

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

ITALIAN HEALTH CARE REGULATION

     Public health care institutions constitute the main structure of the Italian health care system, currently encompassing hospitals, clinics and medical schools. Private institutions are also numerous, but generally operate under conventions with the National Health Service and their size is more limited or specialized. The primary health care regulations govern the general regulatory framework of health-related activities, the organization of public structures and their personnel, and the supply of health care services to citizens. The creation of the current system dates back to Law 833 of December 23, 1978, which instituted a National Health Service ("Servizio Sanitario Nazionale") and introduced an extensive decentralization of powers. The Ministry of Health remains empowered to fix the general guidelines of national health policy and planning while the organization and management of public services basically occur at the regional level. Several subsequent laws set out the functioning and relations among the various levels (regional and national) of the public administration. Twenty regional administrations are responsible for the assistance activities in their territories and coordinate the activity of the approximately 620 autonomous local health authorities, which have been transformed into quasi-private enterprises, called "Aziende Sanitanie Locali or "ASLs," organized at the regional level. Universities, certain hospitals and research centers also enjoy legal and financial autonomy.

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

     The public health care system has provided Italian citizens with a number of free services (ranging from hospital care to medical analysis, local physician assistance and supply of pharmaceuticals), substantially funded by the public sector (in some cases with the partial contribution of the patients) on a regional basis. A certain degree of inefficiency, significant personnel costs and other factors have characterized the management of public health structures, and resulted in the accumulation of a substantial debt by the ASLs and significant delays in collection for suppliers. Accounts receivables from local entities may remain outstanding for up to 300 days on average. Some solutions for a consolidation/securitization of the debt have been recently proposed by some regions, with a view to reaching a settlement of pending cases (and particularly, following adoption of EU rules on interest for delayed payments, limiting the resulting financial charges) and enable a swifter management of the ongoing business. The success of similar initiatives cannot be predicted.

     Italian constitutional reform approved in 2001 expanded the legislative and administrative powers of the regional and local governments. This decentralization may result in the individual regions addressing healthcare reforms individually and not collectively. Changes in the Parliament majority (since 2001 center-right, with general elections due in 2006) should not change the general governmental objective to reduce public expenditure in the health care sector. This shift toward regional power and the continuing trend to contain public expenditure may not necessarily be favorable to our industry.

CERTAIN REGULATORY MATTERS

     Our products, product development activities and manufacturing processes are subject to extensive and rigorous regulation, including by the FDA as well as by a number of agencies in other countries that exercise regulatory authority over our products. In the United States, the FDA regulates the introduction of medical devices as well as the manufacturing, labeling and record keeping procedures for such devices. For purposes of these regulations, our products are generally treated as medical "devices." In order for us to market our new products in the United States, we must typically obtain from the FDA concurrence with a 510(k) pre-market notification or approval of a more extensive submission known as PMA.

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

C.   ORGANIZATIONAL STRUCTURE

     As discussed above under "Item 4 -- Information on the Company --- Background," we are part of a group of companies that is dedicated to manufacturing and distributing health care products. Our basic organizational structure is as follows:

              ----------------------------------------------
               Jose Maria Rubiralta and Francisco Rubiralta
              ----------------------------------------------
                                    | 100%
                                    |
                          ----------------------
                           Grupo CH-Werfen S.A.
                          ----------------------
                                    | 100%
                                    |
                   -------------------------------------
                    Izasa Distribuciones Tecnicas S.A.   __________
                   -------------------------------------          |
                                    |                             |
                                    | 100%                        |
                                    |                             |
                                    |                    --------------------
                                    | 77.8%               Miscel Holding B.V.
                                    |                    --------------------
                                    |                             |
                                    | 22.2%                       |
                                    |                             |
                   -------------------------------------          |
                             IL Holding S.p.A.          __________|
                   -------------------------------------
                                      96.4%
                   -------------------------------------
                     Instrumentation Laboratory S.p.A.
                   -------------------------------------
                                    |
                                    |
                            ------------------
                               Subsidiaries
                            ------------------


     All of our subsidiaries are wholly owned except for Instrumentation Laboratory (Lietuva) B.I., of which we own 67%. Our significant subsidiaries include: Instrumentation Laboratory GmbH, Instrumentation Laboratory U.K. Ltd. (U.K.), Instrumentation Laboratory S.A. (France),
Instrumentation Laboratory Belgium N.V. (Belgium), Instrumentation Laboratory Group B.V. (Holland), Instrumentation Laboratory (Netherlands) B.V. (Holland), Instrumentation Laboratory (Lietuva) B.I. (Lithuania), Instrumentation Laboratory Espana, S.L., Instrumentation Laboratory Company (U.S.A.), IL Diagnostic, S.A. de C.V. (Mexico), Medical Laboratory Automation Inc., Lessix AB (Sweden), Chromogenix Holding AB (Sweden) and Chromogenix AB (Sweden).

     We completely liquidated our wholly owned subsidiaries Instrumentation Laboratory AG (Switzerland), Instrumentation Laboratory (France) S.a.r.l. and Labgas S.a.r.l. (France) in 2001.

     On March 24, 2004 the Company's Board of Directors approved the liquidation of the subsidiaries "Lessix AB," "Chromogenix Holding AB" and "Chromogenix AB", but the liquidation process is not completed yet.

     Following a resolution of the Board of the Company on February 23, 2005, the entire capital of Instrumentation Laboratory Ges.m.b.H. Austria was transferred to Comesa GmbH, a Werfen group company on April 7, 2005.

D.   PROPERTY, PLANTS AND EQUIPMENT

     The general location, use and approximate size of the principal physical properties used by us are set forth below as at November 30, 2004.

-------------------------- ----------------- ------------- --------------
                                             OWNED/LEASED   APPROXIMATE
                                             (EXPIRATION      AREA IN
        LOCATION             PRIMARY USE    DATE OF LEASE)  SQUARE FEET
-------------------------- ----------------- ------------- --------------
Milan, Italy               Europe, Middle       Leased        88,000
                           East, Africa      (expires 2010)
                           and Latin
                           America
                           Headquarters;
                           sales and
                           marketing
-------------------------- ----------------- ------------- --------------
Lexington, Massachusetts   U.S. and Canada      Leased        140,000
                           Headquarters;       (expires
                           instrument           2006)
                           manufacturing;
                           research and
                           development;
                           quality
                           assurance;
                           instrument
                           software
-------------------------- ----------------- ------------- --------------
Orangeburg, New York       Reagent              Owned         100,000
                           manufacturing
-------------------------- ----------------- ------------- --------------
Ascoli Piceno, Italy       Reagent              Leased        21,500
                           manufacturing       (expires
                                                2006)

-------------------------- ----------------- ------------- --------------

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

ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our Audited Consolidated Financial Statements for the fiscal years ended November 30, 2002, 2003 and 2004 included elsewhere in this report. The financial statements have been prepared in accordance with Italian GAAP, which differs in certain significant respects from U.S. GAAP. For a discussion of the principal differences between Italian GAAP and U.S. GAAP as they relate to our Consolidated Financial Statements, see Notes 21 and 22 to the Consolidated Financial Statements.

OVERVIEW

     We derive revenue from selling and leasing specialized medical instruments and consumables used in these instruments. Periods containing increased sales of installed instruments generally result in increased revenues and lower margins assuming all other factors remain static. In the long run, increasing the installed base of instruments is the path to increasing the sales of the higher margin consumables. The majority of our instrument sales during the years ended November 30, 2003 and 2004 have resulted from replacing older units. It is frequently the case that new instruments are more efficient, enabling them to perform more tests than older equipment and therefore using less consumables. Thus any major increase in sales of new installed instruments will be met with lower sales of consumables. As a result, a unit by unit analysis of the installed base, while a useful measure, is not necessarily indicative of a business line's performance.

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

     For the year ended  November  30,  2004,  we  recorded a net income of
(euro)6.7 million as compared to a net loss of (euro)11.1 million for the year ended November 30, 2003, and a net loss of (euro)13.8 million for the year ended November 30, 2002. The net losses reported in fiscal years 2003 and 2002 were largely attributable to a low level in the gross margins of the Company's core product lines, significant research and development costs, increased goodwill amortization and higher interest expense resulting from the acquisition of Hemoliance. In fiscal years 2004, 2003 and 2002 the Company experienced a stabilization in prices for most of its product lines. However, while prices generally stabilized, the pricing level remains low due to prior years reductions. The result from operations continue to be significantly affected by competitive pricing pressures and customer consolidation. Research and development costs also continue at a high level, due to the Company's continued investment in product development to broaden its product offerings within its two core product lines to meet the changing demands of its markets and to better address the areas of highest growth within these markets. While the Company believes that its profitability will continue to be negatively affected by these industry factors at least for the near term, management designed and implemented plans to improve the results of operations and the Company believes it is taking the steps necessary to achieve sustainable growth through improved operating performance.

     On May 26, 2004 IL Holding S.p.A., an affiliate of Izasa, subscribed for 271,819,984 of our ordinary shares. In consideration for these ordinary shares the affiliate of Izasa, IL Holding S.p.A., cancelled a certain portion of our outstanding debt owed to it equal to (euro)89.7 million. Our outstanding net indebtedness as of November 30, 2004 was (euro)28.9 million after giving effect to the May 26, 2004 debt reduction.

     We changed our fiscal year end from November 30 to December 31 in order to align it with Grupo CH-Werfen, S.A.'s year end. As a result, in the future our fiscal year will commence on January 1 and will end on December 31 of each year. We will have a short fiscal year lasting from November 30, 2004 to December 31, 2004. We will file the next annual report on Form 20-F for the 12 months ending December 31, 2005 (and including the one month period from December 1 to December 31, 2004).

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

Revenue recognition

     Sales are recorded at the time of shipment of the goods to customers or performance of the service. Revenues from instrument rentals are recognized over the life of the rental contract. Revenues from service contracts are recognized over the life of the service contract. Revenue from sales-type leases is recognized at the inception of the lease equal to the present value of the lease payments to be received. The cost of the leased products is charged to cost of goods sold at the time the corresponding revenue is recognized. During 2004 we began a new line of business whereby we are acting as an agent in the sale of certain diagnostics products to a related party. As a result we have presented the net margin of these transactions as revenue.

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

     Because our former key audit engagement team personnel have since left Arthur Andersen, Arthur Andersen did not participate in the preparation of this report or consent to the reference in this report to its audit report. As a result, investors in Instrumentation Laboratory may have no effective remedy against Arthur Andersen in connection with a material misstatement or omission in the financial statements to which its audit report relates. In addition, even if such investors were able to assert a claim, Arthur Andersen may fail or otherwise have insufficient assets to satisfy claims by investors that might arise under the U.S. federal securities laws or otherwise with respect to its audit report.

RESULTS OF OPERATIONS

     The following table sets forth statement of operations data for the years ending November 30, 2002, 2003 and 2004, expressed as a percentage of consolidated net sales.

                                                                YEAR ENDED NOVEMBER 30,
                                                       -------------------------------------------
                                                           2002             2003          2004
                                                       -------------    -------------   ----------
Net sales                                                  100.0%          100.0%         100.0%
Cost of sales....................................           51.9            50.4           48.9
                                                       -------------    -------------   ----------
         Gross profit............................           48.1            49.6           51.1
Research and development costs...................            7.4             7.4            6.3

Selling, general and administrative expenses.....           36.6            36.1           34.5
                                                       -------------    -------------   ----------
Operating income before amortization of intangible
assets and deferred charges......................            4.1             6.1           10.3

Amortization of intangible assets and deferred               3.1             3.2            2.8
charges
                                                       -------------    -------------   ----------
Operating income ................................            1.0             2.9            7.5
Net interest expense.............................            4.1             3.9            2.4
Other (income) expense, net......................            1.0             2.2            1.7
Income taxes.....................................            0.9             1.0            1.0
                                                       -------------    -------------   ----------
         Net loss................................           (5.0)%          (4.2)%          2.4%
                                                       =============    =============   ==========


COMPARISON OF FISCAL YEARS ENDED NOVEMBER 30, 2004 AND 2003

                                    YEAR ENDED             YEAR ENDED            PERCENTAGE
                                 NOVEMBER 30, 2003     NOVEMBER 30, 2004     INCREASE/(DECREASE)
                                 -----------------     -----------------     -------------------
NET SALES BY PRODUCT LINES
Net sales (in millions of (euro))
    Hemostasis                        125.0                135.8                    8.6%
    Critical care                      72.6                 77.1                    6.2%
    Clinical chemistry                 24.9                 22.7                   (8.8)%
    Other                              37.5                 44.4                   18.4%
     Total net sales                  260.0                280.0                    7.7%


     Net sales increased (euro)20.0 million or 7.7% to (euro)280.0 million in the yeAr ended November 30, 2004, from (euro)260.0 million in the year ended November 30, 2003. This increasE is a result of higher sales in our hemostasis and critical care business lines and from distributed products, partially offset by a decrease in sales in clinical chemistry.


                                  YEAR ENDED              YEAR ENDED             PERCENTAGE
                              NOVEMBER 30, 2003       NOVEMBER 30, 2004     INCREASE/(DECREASE)
                              -----------------       -----------------     -------------------
NET SALES GEOGRAPHICALLY
Net sales (in millions of
(euro))
     United States                 63.0                    63.5                      0.8%
     Europe                       165.5                   183.4                     10.8%
     Rest of the World             31.5                    33.1                      5.1%
     Total net sales              260.0                   280.0                      7.7%


     Geographically, the limited increase in net sales in the U.S. is also due to the strengthening of the euro against the U.S. dollar. Sales in the U.S. denominated in dollars increased by $8.1 million (or 11.7%) but increased just by (euro)0.5 million (or 0.8%) when translated in euro. Sales in Europe increased by (euro)17.9 million (or 10.8%). Sales in the rest of the world, also denominated in U.S. dollars, increased by $5.8 million (or 16.8%) but increased by (euro)1.6 million (or 5.1%) when translated in euro. Overall unit placements of core instruments increased 0.4% in the year ended November 30, 2004, versus the same period of fiscal year 2003.

     The following paragraphs summarize the results for our three main business segments.

     Hemostasis


                                        YEAR ENDED              YEAR ENDED            PERCENTAGE
                                     NOVEMBER 30, 2003      NOVEMBER 30, 2004     INCREASE/(DECREASE)
                                     -----------------      -----------------     -------------------
HEMOSTASIS BUSINESS UNIT
Net sales (in millions of (euro))
    United States                          34.6                   36.1                     4.3%
    Europe                                 75.8                   84.1                    10.9%
    Rest of the World                      14.6                   15.6                     6.8%
    Total Hemostasis
    Business Unit                         125.0                  135.8                     8.6%
Percentage of total net sales              48.1%                  48.5%


     Net sales attributable to the hemostasis business unit in the year ended November 30, 2004 increased 8.6 % to (euro)135.8 from (euro)125.0 million in the year ended November 30, 2003. Sales increased in all geographical areas. Sales in the U.S. denominated in dollars increased by $5.8 million (or 15.3%) but increased just by (euro)1.5 million (or 4.3%) When translated in euro. Sales in Europe increased by (euro)8.3 million (or 10.9%). Sales in the Rest of the world, also denominated in U.S. dollars, increased by $2.9 million (or 18.5%) but increased by (euro)1.0 million (or 6.8%) when translated in euro. Unit placements of Core instruments within the hemostasis business unit decreased 4.8% in the year ended November 30, 2004 versus the same period of fiscal year 2003.

     Critical Care

                                    YEAR ENDED             YEAR ENDED            PERCENTAGE
                                NOVEMBER 30, 2003      NOVEMBER 30, 2004     INCREASE/(DECREASE)
                                -----------------      -----------------     -------------------
CRITICAL CARE BUSINESS UNIT
Net sales (in millions of (euro))
    United States                        27.8                  27.4                  (1.4)%
    Europe                               35.0                  39.1                  11.7%
    Rest of the World                     9.8                  10.6                   8.1%
    Total Critical Care
    Business Unit                        72.6                  77.1                   6.2%
Percentage of total net sales            28.2%                 27.5%


     Net sales attributable to the critical care business unit in the year ended November 30, 2004 increased 6.2% to (euro)77.1 million from
(euro)72.6 million in the yEar ended November 30, 2003. Sales increased in Europe and in the rest of the world, but decreased in the U.S. when expressed in euro. Sales in the U.S. denominated in U.S. dollars increased by US $2.9 million or 9.5% but decreased by (euro)0.4 million (or 1.4%) when translated in eUro. Unit placements of core instruments within the critical care business unit increased 5.2% in the year ended November 30, 2004 versus the same period of fiscal year 2003.

     Clinical Chemistry

                                   YEAR ENDED              YEAR ENDED            PERCENTAGE
                                NOVEMBER 30, 2003      NOVEMBER 30, 2004     INCREASE/(DECREASE)
                                -----------------      -----------------     -------------------
CLINICAL CHEMISTRY
BUSINESS UNIT
Net sales (in millions of (euro))
    United States                        0.6                    0.1                 (92.8)%
    Europe                              20.3                   18.9                  (6.9)%
    Rest of the World                    4.0                    3.7                  (7.5)%
    Total Clinical Chemistry
    Business Unit                       24.9                   22.7                  (8.8)%
Percentage of total net sales            9.6%                   8.1%


     Net sales attributable to the clinical chemistry business unit in the year ended November 30, 2004 decreased 8.8% to (euro)22.7 million from
(euro)24.9 million in the yEar ended November 30, 2003. This decrease is mainly attributed to the decline in our clinical chemistry installed base and reduced sales of reagents and other consumables relating to this decline in the installed base. We continue to only place new instruments in Italy, the UK, Eastern Europe and the Middle East. Such decrease is expected to continue in the future. Sales in the U.S. for fiscal year 2004 were (euro)0.1 million compared to (euro)0.6 million In fiscal year 2003. For fiscal year 2004, sales in Italy increased by 3.1%.

     Other Products

     Net sales attributable to other products increased 18.4% to (euro)44.4 million in the Year ended November 30, 2004 from (euro)37.5 million in the year ended November 30, 2003. MosT of these sales relate to the distribution of Beckman Coulter products in Italy and Austria.

     GROSS PROFIT

                                    YEAR ENDED             YEAR ENDED            PERCENTAGE
                                 NOVEMBER 30, 2003     NOVEMBER 30, 2004     INCREASE/(DECREASE)
                                 -----------------     -----------------     -------------------
GROSS PROFITS BY PRODUCT
LINES
Total gross profits (in millions
of (euro))                              128.9                 143.1                  11.1%
Percentage of total net sales            49.6%                 51.1%


     Gross profit increased (euro)14.2 million to (euro)143.1 million in the year ended NovEmber 30, 2004, from (euro)128.9 million in the year ended November 30, 2003. Gross profit as a percenTage of net sales was 51.1% in the year ended November 30, 2004, versus 49.6% in the year ended November 30, 2003.

     The increase in the gross margin in fiscal year 2004 compared to fiscal year 2003 is primarily attributable to the increase in sales. Also, the gross margin value as a percentage of sales improved as a result of the weakening of the U.S. dollar against the EURO compared to fiscal year 2003, due to more costs being incurred in U.S. dollars relative to revenues earned in U.S. dollars. While prices have stabilized (albeit at low levels) we expect to continue to experience margin pressure related to industry pricing trends. Our strategy is to address these pressures by seeking to increase sales of premium products, which are less sensitive to these pricing pressures and broadening the test menus available on the instruments. For distribution of gross profits by our three main business segments, please see Note 17 to the consolidated financial statements.

     RESEARCH AND DEVELOPMENT COSTS

                                   YEAR ENDED              YEAR ENDED            PERCENTAGE
                                NOVEMBER 30, 2003      NOVEMBER 30, 2004     INCREASE/(DECREASE)
                                -----------------      -----------------     -------------------
RESEARCH AND DEVELOPMENT
COSTS (in millions of (euro))
Total R&D costs                         19.2                   17.8                  (7.6)%
Percentage of critical care
and hemostasis net sales                 9.7%                   8.4%


     Research and development costs decreased  (euro)1.4 million or 7.6% to
(euro)17.8 milliOn in the year ended November 30, 2004, versus (euro)19.2 million in the year ended November 30, 2003. Research and development costs as a percentage of net sales attributable to the critical care and hemostasis business units (which represents all of the research and development costs) were 8.4% in the year ended November 30, 2004 versus 9.7% in the year ended November 30, 2003. All of our research and development costs are denominated in dollars. Research and development costs denominated in dollars increased by $0.2 million (or 0.6%) but decreased by (euro)1.4 million (or 7.6%) when translated in euro. These expenditures are principally attributable to new product development projects for the next generation of products within our core product lines. We intend to maintain these current levels of spending to support our product launch timetable. R&D expenditures are net of Izasa's contribution to our research and development costs pursuant to a cost sharing agreement between Izasa and the U.S. subsidiary of the Group. By said agreement, Izasa contributes to financing the Group's research and development activities on the basis of its share of total Group worldwide sales on related products. The contribution amounted to (euro)2.7 million and
(euro)2.4 million in 2003 and 2004, respectively.


     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

                                   YEAR ENDED              YEAR ENDED            PERCENTAGE
                                NOVEMBER 30, 2003      NOVEMBER 30, 2004     INCREASE/(DECREASE)
                                -----------------      -----------------     -------------------
SELLING, GENERAL AND
ADMINISTRATIVE EXPENSES (in
millions of (euro))
Total SG&A expenses                   93.7                   96.5                   3.0%
Percentage of net sales               36.1%                  34.5%


     Selling, general and administrative expenses increased (euro)2.8 million or 3.0% to (Euro)96.5 million in the year ended November 30, 2004, compared to (euro)93.7 million in the year eNded November 30, 2003. Selling, general and administrative expenses as a percentage of net sales were 34.5% in the year ended November 30, 2004, versus 36.1% in year ended November 30, 2003. As part of our business strategy, we continuously evaluate our cost structure, seeking to lower our operating costs. We have not made definitive plans to further reduce selling, general and administrative costs.

     AMORTIZATION  OF  INTANGIBLE  ASSETS AND  DEFERRED  CHARGES  decreased
(euro)0.4 million or 5.4% to (euro)8.0 million in the year ended November 30, 2004, from (euro)8.4 million in yeAr ended November 30, 2003. The small decrease is mainly attributable to the completion of the amortization of certain intangibles.

     INTEREST EXPENSE

                                   YEAR ENDED              YEAR ENDED            PERCENTAGE
                                NOVEMBER 30, 2003      NOVEMBER 30, 2004     INCREASE/(DECREASE)
                                -----------------      -----------------     -------------------
INTEREST EXPENSE (in
millions of (euRO))
Interest expense on
short-term bank borrowings            4.8                    4.9                   2.0%
Interest expense on
long-term debt                        6.0                    2.3                 (60.9)%
Total interest expense               10.8                    7.2                 (32.7)%


     Interest expense decreased (euro)3.6 million or 32.7% to (euro)7.2 million in the yEar ended November 30, 2004 from (euro)10.8 million in the year ended November 30, 2003. The decreasE is due to a reduction in the interest expense for long-term debt, which amounted to (euro)2.3 million in 2004 compared to (euro)6.0 million in 2003, which is mainly a result of a reductioN of our long-term debt by (euro)89.7 million in connection with the share capital increase in MArch 2004.

     OTHER INCOME/(EXPENSE), NET

                                      YEAR ENDED            YEAR ENDED           PERCENTAGE
                                  NOVEMBER 30, 2003      NOVEMBER 30, 2004   INCREASE/(DECREASE)
                                  -----------------      -----------------   -------------------
OTHER INCOME/(EXPENSE), NET
(in millions of (euro))
Supplementary leaving
indemnities and restructuring
charges                                 (1.0)                   (1.7)                76.4%
Net gains/(losses) on foreign
exchange and forward exchange
contracts                               (2.7)                   (1.1)               (59.2)%
Litigation settlements and
estimated costs to settle               (0.2)                   (0.5)               214.1%
Gain (loss) on disposal of
fixed assets                             0.1                    (0.2)               391.7%
Bank charges                            (0.9)                   (1.2)                32.2%
Other expenses                          (1.1)                   (0.1)               (96.0)%
Total other expense, net                (5.8)                   (4.8)               (17.9)%


     Other expense, net of (euro)4.8 million in the year ended November 30, 2004, was principally comprised of: (i) (euro)1.7 million of supplementary leaving indemnities, (ii) (euro)1.1 million of net losses on foreign exchange and forward exchange contracts, (iii) (euro)1.2 milLion of bank charges.

     INCOME TAX EXPENSE was (euro)2.8 million in the year ended November 30, 2004. Our effective tax rate can be affected by the country from which income is generated and the availability of net operating loss carry forwards to offset operating income. Also, our effective tax rate is affected by the Italian "tax on added value" (IRAP), which has a different base of taxation and may be payable even in the case of pre-tax losses.

     NET INCOME was (euro)6.7 million or (euro)0.03 per share for the year ended November 30, 2004, versus a net loss of (euro)11.1 million or
(euro)0.12 per share for the year ended November 30, 2003.

COMPARISON OF FISCAL YEARS ENDED NOVEMBER 30, 2003 AND 2002

                                    YEAR ENDED             YEAR ENDED            PERCENTAGE
                                 NOVEMBER 30, 2002     NOVEMBER 30, 2003     INCREASE/(DECREASE)
                                 -----------------     -----------------     -------------------
NET SALES BY PRODUCT LINES
Net sales (in millions of (euro))
    Hemostasis                         134.8               125.0                   (7.3)%
    Critical care                       76.8                72.6                   (5.5)%
    Clinical chemistry                  24.3                24.9                    2.5%
    Other                               36.7                37.5                    2.2%
     Total net sales                   272.6               260.0                   (4.6)%


     Net sales decreased (euro)12.6 million or 4.6% to (euro)260.0 million in the yeAr ended November 30, 2003, from (euro)272.6 million in the year ended November 30, 2002. This decreasE is a result of lower sales in our hemostasis and critical care business lines.

                                  YEAR ENDED              YEAR ENDED             PERCENTAGE
                              NOVEMBER 30, 2002       NOVEMBER 30, 2003     INCREASE/(DECREASE)
                              -----------------       -----------------     -------------------
NET SALES GEOGRAPHICALLY
Net sales (in millions of
(euro))
     United States                 80.9                    63.0                  (22.1)%
     Europe                       159.0                   165.5                    4.1%
     Rest of the World             32.7                    31.5                   (3.7)%
     Total net sales              272.6                   260.0                   (4.6)%


     Geographically, this decrease in net sales is also due to the strengthening of the euro against the U.S. dollar. Sales in the U.S. denominated in dollars decreased by $5.2 million (or 6.9%) but decreased by
(euro)17.9 million (or 22.1%) when translated in euro. Sales in Europe increased by (euro)6.5 million (or 4.1%). Sales in the rest of the world, also denominated in U.S. dollars, increased by $4.6 million (or 15.1%) but decreased by (euro)1.2 million (or 3.6%) when translated in euro. Overall unit placements of core instruments increased 7.8% in the year ended November 30, 2003, versus the same period of fiscal year 2002.

     The following paragraphs summarize the results for our three main business segments.

     Hemostasis

                                       YEAR ENDED              YEAR ENDED            PERCENTAGE
                                    NOVEMBER 30, 2002      NOVEMBER 30, 2003     INCREASE/(DECREASE)
                                    -----------------      -----------------     -------------------
HEMOSTASIS BUSINESS UNIT
Net sales (in millions of (euro))
    United States                         45.6                   34.6                  (23.7)%
    Europe                                73.7                   75.8                    2.8%
    Rest of the World                     15.5                   14.6                   (6.5)%
    Total Hemostasis                     134.8                  125.0                   (7.3)%
    Business Unit

Percentage of total net sales             49.4%                  48.1%                  (2.0)%


     Net sales attributable to the hemostasis business unit in the year ended November 30, 2003 decreased 7.3% to (euro)125.0 million from
(euro)134.8 million in the year ended NovEmber 30, 2002. Sales increased in Europe and in the rest of the world, but decreased in the U.S. The main reason for the decrease in sales denominated in euro was the weakening U.S. dollar, but the decrease was also contributed by lower sales to our U.S. sole distributor, Beckman Coulter. We believe that Beckman Coulter's unit sales increased in the U.S., but our lower sales to Beckman Coulter were a result of Beckman Coulter trying to decrease their existing inventories. Unit placements of core instruments within the hemostasis business unit increased 1.6% in the year ended November 30, 2003 versus the same period of fiscal year 2002.

     Critical Care

                                    YEAR ENDED             YEAR ENDED            PERCENTAGE
                                NOVEMBER 30, 2002      NOVEMBER 30, 2003     INCREASE/(DECREASE)
                                -----------------      -----------------     -------------------
CRITICAL CARE BUSINESS UNIT
Net sales (in millions of (euro))
    United States                      33.8                    27.8                 (18.0)%
    Europe                             33.9                    35.0                   3.2%
    Rest of the World                   9.1                     9.8                   7.8%
    Total Critical Care                76.8                    72.6                  (5.5)%
    Business Unit
Percentage of total net sales          27.9%                   28.2%                  1.06%


     Net sales attributable to the critical care business unit in the year ended November 30, 2003 decreased 5.5% to (euro)72.6 million from
(euro)76.8 million in the yEar ended November 30, 2002. Sales increased in Europe and in the rest of the world, but decreased in the U.S. even though in the U.S. we continued to experience strong unit sales of our newly marketed analyzers, which are more efficient and can perform more tests than older analyzers. Sales in the U.S. denominated in U.S. dollars decreased by $0.6 million or 1.8%, but decreased by (euro)6.0 million (or 18.0%) when translated in euro. Unit placements of Core instruments within the critical care business unit increased 15.5% in the year ended November 30, 2003 versus the same period of fiscal year 2002.

     Clinical Chemistry

                                   YEAR ENDED              YEAR ENDED            PERCENTAGE
                                NOVEMBER 30, 2002      NOVEMBER 30, 2003     INCREASE/(DECREASE)
                                -----------------      -----------------     -------------------
CLINICAL CHEMISTRY BUSINESS
UNIT
Net sales (in millions of (euro))
    United States                       1.5                     0.6                 (58.5)%
    Europe                             18.9                    20.3                   7.4%
    Rest of the World                   4.0                     4.0                     0%
    Total Clinical Chemistry           24.3                    24.9                   2.3%
    Business Unit
Percentage of total net sales           8.9%                    9.6%                  7.9%


     Net sales attributable to the clinical chemistry business unit in the year ended November 30, 2003 increased 2.3% to (euro)24.9 million from
(euro)24.3 million in the yEar ended November 30, 2002. This increase is mainly attributed to strong instrument sales in Eastern Europe and the Middle East partially offset by a decline in sales in the U.S. We continue to only place new instruments in Italy, the UK, Eastern Europe and the Middle East. As a result, our installed base, particularly in the U.S., is declining, resulting in decreased sales for consumables on a continuing basis. Such decrease is expected to continue in the future. Sales in the U.S. for fiscal year 2003 decreased by (euro)0.9 million (or 58.5%) to
(euro)0.6 million, compared to fiscal year 2002. For fiscal 2003, sales in Italy decreased by 1.7%.

     Other Products

     Net sales attributable to other products increased 2.3% to (euro)37.5 million in the year ended November 30, 2003 from (euro)36.7 million in the year ended November 30, 2002. Most of these sales relate to the distribution of Beckman Coulter products in Italy and Austria.

     GROSS PROFIT

                                    YEAR ENDED             YEAR ENDED            PERCENTAGE
                                 NOVEMBER 30, 2002     NOVEMBER 30, 2003     INCREASE/(DECREASE)
                                 -----------------     -----------------     -------------------
GROSS PROFITS BY PRODUCT
LINES
Total gross profits (in               131.0                   128.9                  (1.6)%
millions of (euro))
Percentage of total net sales          48.1%                   49.6%                  3.1%


     Gross profit decreased (euro)2.1 million to (euro)128.9 million in the year ended NovEmber 30, 2003, from (euro)131.0 million in the year ended November 30, 2002. Gross profit as a percenTage of net sales was 49.6% in the year ended November 30, 2003, versus 48.1% in the year ended November 30, 2002.

     The decrease in the gross margin in fiscal year 2003 compared to fiscal year 2002 is primarily attributable to the decrease in sales. However, the gross margin value as a percentage of sales improved as a result of the weakening of the U.S. dollar against the EURO compared to fiscal year 2002, due to more costs being incurred in U.S. dollars relative to revenues earned in U.S. dollars. While prices have stabilized (albeit at low levels) we expect to continue to experience margin pressure related to industry pricing trends. Our strategy is to address these pressures by seeking to increase sales of premium products, which are less sensitive to these pricing pressures and broadening the test menus available on the instruments. For distribution of gross profits by our three main business segments, please see Note 17 to the consolidated financial statements.

     RESEARCH AND DEVELOPMENT COSTS

                                   YEAR ENDED              YEAR ENDED            PERCENTAGE
                                NOVEMBER 30, 2002      NOVEMBER 30, 2003     INCREASE/(DECREASE)
                                -----------------      -----------------     -------------------
RESEARCH AND DEVELOPMENT
COSTS (in millions of (euro))
Total R&D costs                        20.1                    19.2                  (4.1)%
Percentage of critical care             9.5%                    9.7%                  2.1%
and hemostasis net sales


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

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

                                   YEAR ENDED              YEAR ENDED            PERCENTAGE
                                NOVEMBER 30, 2002      NOVEMBER 30, 2003     INCREASE/(DECREASE)
                                -----------------      -----------------     -------------------
SELLING, GENERAL AND
ADMINISTRATIVE EXPENSES (in
millions of (euro))
Total SG&A expenses                    99.8                    93.7                   6.0%
Percentage of net sales                36.6%                   36.1%                 (1.4)%


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

     INTEREST EXPENSE

                                   YEAR ENDED              YEAR ENDED            PERCENTAGE
                                NOVEMBER 30, 2002      NOVEMBER 30, 2003     INCREASE/(DECREASE)
                                -----------------      -----------------     -------------------
INTEREST EXPENSE (in
millions of (euro))
Interest expense on                     5.2                     4.8                  (7.7)%
short-term bank borrowings
Interest expense on                     7.0                     6.0                 (14.3)%
long-term debt
Total interest expense                 12.2                    10.8                 (11.5)%


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

     OTHER INCOME/(EXPENSE), NET

                                      YEAR ENDED            YEAR ENDED           PERCENTAGE
                                  NOVEMBER 30, 2002      NOVEMBER 30, 2003   INCREASE/(DECREASE)
                                  -----------------      -----------------   -----------------
OTHER INCOME/(EXPENSE), NET
(in millions of (euro))
Supplementary leaving
indemnities and restructuring
charges                                  (1.5)                  (1.0)               (33.0)%
Net gains/(losses) on foreign
exchange and forward
exchange contracts                        1.9                   (2.7)              (242.0)%
Litigation settlements and
estimated costs to settle                (1.3)                  (0.2)               (85.0)%
Gain on disposal of fixed
assets                                    0.1                    0.1                  -
Bank charges                             (0.7)                  (0.9)                28.0%
Other expenses                           (1.2)                  (1.1)                 8.3%
Total other expense, net                 (2.7)                  (5.8)               114.8%


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

LIQUIDITY AND CAPITAL RESOURCES

     Our principal liquidity requirements are for working capital, consisting primarily of accounts receivable and inventories, investments in instrument rentals, debt service and capital expenditures. Our principal sources of liquidity are cash flows from operations and additional borrowings under unsecured, uncommitted lines of credit. Aggregate amounts due under our debt agreements during each of fiscal years 2005 and 2006 are
(euro)1.3 million and (euro)0.3 respectively. We have included a chart at the end of this section that summarizes our future debt payment obligations.

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

     CONSOLIDATED STATEMENTS OF CASH FLOWS

     Years Ended November 30, 2002, 2003 and 2004

                                    YEAR ENDED            YEAR ENDED           YEAR ENDED
                                NOVEMBER 30, 2002      NOVEMBER 30, 2003   NOVEMBER 30, 2004
                                -----------------      -----------------   -----------------
                                                    (in millions of (euro))
Net cash provided by
operating activities                  25.6                    36.7                31.6
Net cash used in investing
activities                           (16.2)                  (19.5)              (16.6)
Net cash provided by/(used
in) financing activities              (1.2)                  (17.8)               (9.8)


     Net cash provided by operating activities for the year ended November 30, 2004 was (euro)31.6 million, while net cash provided by operating activities for the year ended November 30, 2003 was (euro)36.7 million. This decrease resulted principally from the net effect of the increase in the net income in fiscal year 2004 compared to fiscal year 2003, increase in accounts receivable and a reduction in accrued expenses. Net cash provided by operating activities in 2003 was also affected by a reduction in accounts receivable, which resulted primarily from the sale of certain trade receivables from Italian public health care entities. Net cash provided by operating activities for the year ended November 30, 2002 was
(euro)25.6 million.

     Net cash used in investing activities for the year ended November 30, 2004 was (euro)16.6 million, while net cash used in investing activities in the year ended November 30, 2003 was (euro)19.5 million. Net cash used in investing activities generally reflects our investment in instruments under reagent rental agreements and capital expenditures, offset by any proceeds from sales of fixed assets. Our investment in instrument rentals was
(euro)17.3 million and (euro)17.0 million for the years ended November 30, 2004 and 2003, respectively. In fiscal year 2004 and 2003 the cash used in investing activities was affected by the proceeds from the sale of fixed assets, mainly instruments at customers, of (euro)8.9 million and (euro)4.8 million, respectively. In fiscal year 2002 the net cash used in investing activities was (euro)16.2 million while the investment in instrument rentals was (euro)21.6 million. In fiscal year 2002 the cash used in investing activities was also affected by the proceeds from the sale of fixed assets, mainly instruments at customers, of (euro)11.9 million.

     Dividends to shareholders in the amount of 0.2 Eurocents per ordinary share, for a total amount of (euro)725,042, will be distributed as approved at this year's Company's Shareholders Meeting. Funds for the payment of dividends will be provided by cash generated from operations.

     Capital expenditures were (euro)8.2 million for the year ended November 30, 2004 versus (euro)7.3 million in the year ended November 30, 2003. Capital expenditures are a significant use of funds and are primarily for manufacturing plants, machinery and equipment. We expect capital expenditures to remain stable but subject to fluctuation as currency exchange rates change since our most important manufacturing plants are located in the U.S. Capital expenditures were (euro)6.1 million in the year ended November 30, 2002.

     Net cash used in financing activities for year ended November 30, 2004 was (euro)9.8 million versus (euro)17.8 million in the year ended November 30, 2003. Net cash used in financing activities for year ended November 30, 2002 was (euro)1.2 million.

     In the year ended November 30, 2004, we had a net income of (euro)6.7 million and cash flows for operating and investing activities was positive
(euro)15.0  million.  In  fiscal  year  2003,  we  sustained  a net loss of
(euro)11.1 million and net cash flow from operating and investing activities was positive (euro)17.2 million compared to a net loss of
(euro)13.8 million and negative cash flow from operating and investing activities of (euro)9.4 million for fiscal year 2002. Our improved net cash flow from operating and investing activities in fiscal year 2004 and 2003 was mainly attributable to better operating performance. At November 30, 2004, our consolidated debt, net of cash, was (euro)28.9 million.

     FINANCING ARRANGEMENTS

     At November 30, 2004, we had several short-term and long-term credit lines from banks and other financial institutions, pursuant to which
(euro)47.8 million was outstanding and (euro)55.2 million was available for further borrowing. Our short-term credit lines are primarily in the form of unsecured, uncommitted short-term bank loan facilities that are repayable on demand and may be revoked by the lender upon notice. The only covenants applying to our facilities relate to our committed loan facility provided by Heller Healthcare Finance, Inc., discussed below. These short-term credit lines are denominated in various currencies (although the majority are in euro) which bear interest based on Euribor, bank base rate or variable rates, ranging from 4.50% to 9.50% as of November 30, 2004. Because these short-term borrowings bear interest at a floating rate, increases in short-term interest rates can adversely affect our results of operations.

     On May 4, 2001, our U.S. subsidiary executed a loan and security agreement with Heller Healthcare Finance, Inc., to be used for working capital. This loan, which has a maximum aggregate principal amount of US $15 million, is in the nature of a line of credit. At November 30, 2004, approximately US $1.7 million was outstanding, which were fully repaid in May 2005. We paid an interest rate of U.S. dollar prime rate plus 2% (currently at 7.0%) plus all fees on the current amount outstanding on a monthly basis. Werfen and Instrumentation Laboratory S.p.A. provided a guarantee. The original term of the line of credit was for two years and on May 27 2003 was extended to May 1, 2005. We had also to comply with various negative covenants, including restrictions on:

     o    making prepayments on any existing or future indebtedness;

     o    borrowing additional funds;

     o    our ability to merge or consolidate;

     o    declaring dividends;

     o    investing in joint ventures or other acquisitions; and

     o    creating additional liens.

     In addition to these short-term and long-term debt arrangements, on November 30, 2003, we also had significant borrowings from Werfen's affiliates. On November 30, 2003, (euro)87.7 million was outstanding in the aggregate on these loans. The interest rate we paid on the Werfen loans floated based on the six-month Euribor plus 320 basis points per annum. On March 29, 2004, IL Holding S.p.A., an affiliate of Izasa, agreed to subscribe for 271,819,984 of our ordinary shares. In consideration for these ordinary shares the affiliate of Izasa, IL Holding S.p.A., cancelled all of our outstanding debt and certain portion of the accrued interest owed to Werfen and its affiliates.

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

     On April 12, 2005, we executed as a guarantor a loan agreement with other Werfen group companies in favor of Izasa Distribuciones Tecnicas S.A., relating to a syndicated loan of (euro)250 million granted to Izasa, which replaces 2002 and 2004 syndicated loans above described.

     The following summarizes certain of our contractual obligations at November 30, 2004 and the effect such obligations are expected to have on our liquidity and cash flow in future periods. We do not have significant capital lease obligations or other financial commitments.



(in millions of euro:)
----------------------------- --------------------------------------------------------------
                                                 Payments Due by Period
----------------------------- --------------------------------------------------------------
                                               Less than   1 - 3     4 - 5       After 5
  Contractual Obligations     Total             1 year     years     years        years
----------------------------- ---------------- ---------- -------- ----------- -------------
Long-Term Debt                            3.4        1.3      0.8         1.0           0.3
----------------------------- ---------------- ---------- -------- ----------- -------------
Operating Leases                         24.5        9.3      9.3         4.8           1.1
----------------------------- ---------------- ---------- -------- ----------- -------------
Total Contractual Cash
Obligations                              27.9       10.6     10.1         5.8           1.4
----------------------------- ---------------- ---------- -------- ----------- -------------


(in millions of euro :)
----------------------------- --------------------------------------------------------------
                                       Amount of Commitment Expiration Per Period
----------------------------- --------------------------------------------------------------
Other Commercial Commitments   Total Amounts   Less than   1 - 3     4 - 5       After 5
                                 Committed      1 year     years     years        years
----------------------------- ---------------- ---------- -------- ----------- -------------
Lines of Credit                        44.3          44.3     -          -            -
----------------------------- ---------------- ---------- -------- ----------- -------------
Standby Letters of Credit               -             -       -          -            -
----------------------------- ---------------- ---------- -------- ----------- -------------
Guarantees                            205.0          31.5   116.0       57.5          -
----------------------------- ---------------- ---------- -------- ----------- -------------
                                        *
----------------------------- ---------------- ---------- -------- ----------- -------------
Standby Repurchase
Obligations                             -             -       -          -            -
----------------------------- ---------------- ---------- -------- ----------- -------------
Other Commercial
Commitments                            57.1            57     -          -            -
----------------------------- ---------------- ---------- -------- ----------- -------------
Total Commercial
Commitments                           306.4         132.9   116.0       57.5          -
----------------------------- ---------------- ---------- -------- ----------- -------------


     *On April 12, 2005, we executed as a guarantor a loan agreement with other Werfen group companies in favor of Izasa Distribuciones Tecnicas S.A., relating to a syndicated loan of (euro)250 million granted to Izasa, which is replacing these guarantees.


     Our borrowings are predominantly denominated in euro and U.S. dollars. Changes in exchange rates between the currencies in which we generate cash flow and the currencies in which its borrowings are denominated will affect our liquidity. As of November 30, 2004, we had in place interest rate swaps and currency options for a total notional amount of (euro)39.9 million.

     We believe that with the debt repayment made in 2004 we had and will continue to have better cash flows to fund our operations. However, we continue to seek to improve our operating performance from the levels achieved in fiscal years 2002, 2003 and 2004 in order for us to meet our requirements for working capital, research and development expenditures, investments in instruments, debt service and capital expenditures. We believe that cash flow from operations and borrowings under our various lines of credit and credit facilities will be sufficient to fund working capital needs and capital spending and debt service requirements for at least the next 12 months. There can be no assurance that we will achieve or, if achieved, will sustain profitability or positive cash flow from operating activities in the future. If we cannot achieve and sustain profitability or positive cash flow, it is likely that we will not be able to meet our funding requirements.

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

RESULTS UNDER U.S. GAAP

     Reconciliation of Italian GAAP with U.S. GAAP

     Our Audited Consolidated Financial Statements for the year ended November 30, 2004 have been prepared in accordance with Italian GAAP, which differs in certain significant respects from U.S. GAAP. The principal differences between Italian GAAP and U.S. GAAP, as applied to our Audited Consolidated Financial Statements, are (i) the method of accounting for goodwill; (ii) the method of accounting for share capital issuance costs;
(iii) the method of accounting for finance sale and lease back; (iv) the accounting for goodwill denominated in foreign currencies; (v) the method of accounting for imputed interest on accounts receivable; (vi) the method of accounting for pension plans; (vii) the method of accounting for consolidation of subsidiary; (viii) the method of accounting for sale of distribution rights; (ix) the method of accounting for derivatives; (x) the method of accounting for deferred taxes; (xi) the method of accounting for monetary revaluation and (xii) the method of accounting for loss coverage. Please see Note 21 and 22 of the Consolidated Financial Statements. Our net income and shareholders' equity under Italian GAAP were (euro)6.7 million and (euro)155.4 million, respectively, for the year ended November 30, 2004. Under U.S. GAAP, we would have reported a net income and shareholders' equity of (euro)14.5 million and (euro)145.9 million, respectively, in the year ended November 30, 2004.

TAXES

     Our effective tax rate and net income can be affected by the country from which income is generated and the availability of net operating loss carry forwards to offset operating income. For example, we have significant net operating loss carryforwards in the U.S. which can be used only to offset income generated from our U.S. operations.

     As of November 30, 2004, we had net operating loss carryforwards of approximately (euro)126 million expiring in 2005 through 2022. Please see
Note 12 to the Audited Consolidated Financial Statements. The utilization of net operating loss carryforwards in the United States is subject to a variety of complicated U.S. tax rules, including rules triggered by shifts in our ownership, and therefore, there can be no assurance that the net operating loss carryforwards can be utilized without limitation.

     For a discussion of certain open tax matters, see Note 12 to the Audited Consolidated Financial Statements.

INFLATION

     Inflation has been relatively moderate in Italy as well as in our other principal markets in recent years. We believe that inflation has not had a significant effect on our net sales or profitability in the last three fiscal years.

OFF-BALANCE SHEET ARRANGEMENTS

     As described in note 8 to the consolidated financial statements, in fiscal years 2002, 2003 and 2004 the Company entered into sale and leaseback transactions, by which certain equipment in use at customers was sold and leased back over a period that is in line with the estimated useful life of the equipment. These transactions have been accounted for as operating leases, as allowed by the Italian law, even though they represent finance leases. Similarly, we have included these transactions under operating leases in the contractual obligations table (see "Item 5 - Liquidity and Capital Resources").

     Total lease cost charged to income statement for the years ended November 30, 2004 and 2003 amounted to (euro)5.1 million and (euro)4.7 million, respectively. Had the Company accounted for this transaction as a finance lease, the net income for the fiscal year 2004 would have been higher by (euro)0.6 million and net equity as of November 30, 2004 would have been higher by (euro)1.5 million. Assets (instruments at customers) as of November 30, 2004 would have been higher by (euro)12.1 million and liabilities (financial debt) would have been higher by (euro)10.6 million, of which (euro)5.1 million would be short term.

RECENT ACCOUNTING STANDARDS

     In December 2004, the FASB issued statement No. 123 (revised 2004), "Stock-Based Payment" (SFAS 123R). This statement replaces SFAS 123 "Accounting for Stock-Based Compensation", supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and amends SFAS 95, "Statement of Cash Flows", to require that excess tax benefits be reported as a financing cash inflow rather than as a reduction of taxes paid. SFAS 123R is effective the first interim or annual reporting period that begins after June 15, 2005. We expect to adopt the provisions of the new standard effective January 1, 2006. We are currently evaluating the requirements of SFAS 123R, including the adoption method alternatives, but we do not expect adoption of this statement to have a material effect on our operating result.

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

     Each   director   listed   below  was   re-appointed   at  the  Annual
Shareholders' Meeting convened on March 30, 2005.

     The following table sets forth the name and position of each person who is a director. Each director's term will expire at the annual shareholders' meeting at which our financial statements for the fiscal year ending December 31, 2006 are approved.

              DIRECTOR                       AGE       POSITION
              --------                       ---       --------

Jose Maria Rubiralta (Chairman)               63       President

Francisco Rubiralta (Vice-Chairman)           66       Director

Jose Luis Martin (Managing Director)          48       Director

Carlos Pascual (Managing Director)            43       Director

     The following are our executive officers, their current functional position and ages. The terms of Jose Manent, Jose Luis Martin, as Chief Financial Officer and Senior Vice President and James C. McGaha do not expire. Jose Maria Rubiralta, Carlos Pascual and Jose Luis Martin's terms as members of the Board of Directors will expire at the annual shareholders' meeting at which our financial statements for the fiscal year ending December 31, 2006 are approved.

        EXECUTIVE OFFICERS    AGE    POSITION
        ------------------    ---    --------

Jose Maria Rubiralta           63    President, Chairman of the Board

Jose Manent                    54    Chief Executive Officer

Jose Luis Martin               48    Managing Director, Chief Financial Officer
                                     and Senior Vice President of the Company

Carlos Pascual                 43    Managing Director, Senior Vice President
                                     and General Manager - Europe

James C. McGaha                58    Vice President - Quality Assurance and
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

BOARD OF STATUTORY AUDITORS ("COLLEGIO SINDACALE")

     Pursuant to the Italian Civil Code, in addition to appointing the Board of Directors, shareholders also appoint our Board of Statutory Auditors, which is composed of three independent experts in administrative and accounting matters. Our shareholders also elect two alternate auditors who will automatically be substituted for an auditor who resigns or is otherwise unable to serve as an auditor. The role of the Board of Statutory Auditors involves controlling our administration and, in particular, its compliance with applicable law and our By-laws, and considering the consistency of the balance sheet and the profit and loss account with our accounting records (which, following the general reform of Italian corporate law in 2004, are checked by independent public accountants). The Statutory Auditors are jointly and severally liable with our directors for any acts or omissions of the directors if the damage resulting from such act or omission could have been avoided by the Statutory Auditors' supervision. The Board of Statutory Auditors also ascertains our cash balance at least quarterly. The Board of Statutory Auditors can inspect and control us at any time.

     The Board of Statutory Auditors reports annually to the shareholders. The members of the Board of Statutory Auditors have an obligation to be present at the meetings of the Board of Directors and at the shareholders' meetings. In addition, the Board of Statutory Auditors is required to meet at least once each quarter. Statutory Auditors remain in office for three fiscal years and may be re-elected for consecutive terms. They may be removed only for cause and with court approval.

     The following table sets forth the names of the members of our Board of Statutory Auditors and their current positions. The current Board of Statutory Auditors was appointed at the Annual Shareholders' Meeting convened on April 28, 2005 and will serve for the next three fiscal years.

               NAME                                  POSITION
               ----                                  --------

               Paolo Giacinto Bonazzi                Chairman

               Giorgio Fumagalli                     Principal

               Marco Giuliani                        Principal

               Flavio Venturi                        Alternate

               Guglielmo Fanti                       Alternate


     At the shareholders' meeting of March 29, 2004, BDO Sala Scelsi Farina SpA has been appointed as independent public accountants of the Company in accordance with the provisions of Section 2409bis, 2nd paragraph, of the Italian Civil Code, as amended by Legislative Decree No. 6 of January 17, 2003.

B.   COMPENSATION

     For the year ended November 30, 2003, the aggregate compensation paid by us to all members of the Board of Directors, members of the Board of Statutory Auditors and our executive officers listed above for services in all capacities was approximately (euro)2.4 million, excluding the accrual for termination indemnity required by Italian law. We currently have no pension plan for directors and executives. Mr. McGaha as employee of Instrumentation Laboratory Company (USA) is eligible to participate in the U.S. employee pension and savings plan, as every other employee of such company. Please see Note 14 of the consolidated financial statements for further explanation of this pension plan.

C.   BOARD PRACTICES

     See "Item 6A--Directors and Senior Management"

D.   EMPLOYEES

     As of November 30, 2004, we had approximately 1,332 full-time and part-time employees, 661 of whom were located in the United States, 315 in Italy, 260 in the remainder of Europe and 96 in other locations around the world. Except as described below, we have no collective bargaining agreements with any unions and believe that our overall relations with employees are satisfactory.

     Employees in Italy are generally covered by collective employment agreements that are negotiated between the national association of the companies within a particular industry and the respective national unions. The most recent agreement for "metal and mechanical workers," which covers all our employees in Italy other than executives, was signed on May 7, 2003 and expired on December 31, 2004. Such agreement governs the economic treatment of employees, including items such as working hours, maternity benefits, holiday time and minimum wages paid to employees. In addition to the national collective bargaining agreement for "metal and mechanical workers," individual employers in Italy including us, enter into separate, local contracts with the labor unions representing their employees. Our local contract provides for additional incentive pay, sets daily working times and addresses other specific issues affecting working conditions.

     Italian law provides that, upon termination of employment, employees are entitled to receive a defined compensation payment based on length of employment. As of November 30, 2004, we had (euro)6.7 million reserved for such termination payments, as required by Italian law.

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

     The total number of Ordinary Shares, par value (euro)0.33, subject to options as of the end of the granting period (May 5, 2002) was accordingly of 170,000 Ordinary Shares; the last expiration date of the options is July 23, 2008. The total number of Ordinary Shares subject to options held by our directors and executive officers as a group was 16,000 on May 23, 2005.

ITEM 7.   MAJORITY SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.   MAJORITY SHAREHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of our Ordinary Shares as of May 23, 2005 by (i) each person who is known by us to be the beneficial owner of more than five percent of our Ordinary Shares and (ii) all our directors and executive officers as a group. Except as otherwise indicated, the persons or entities listed below have sole voting and investment power with respect to all shares of Ordinary Shares owned by them, except to the extent such power may be shared with a spouse. All shareholders have the same voting rights. To our knowledge, apart from the share transfers set forth in footnote (1) to this table, there has been no significant change in the ownership percentage held by any major shareholder during the past three years.


                                                 NUMBER OF ORDINARY      PERCENTAGE
   BENEFICIAL OWNER                                    SHARES             OF CLASS
  ------------------                             --------------------   -------------
   5% SHAREHOLDERS:
   Werfen (1)                                        349,305,155            96.4%
   Jose Maria and Francisco Rubiralta (2)            349,305,155            96.4%

-------------------------

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

(2) Includes 349,305,155 Ordinary Shares owned by Izasa and its subsidiary IL Holding S.p.A. Messrs. Rubiralta and Rubiralta are deemed to be the beneficial owner of all Ordinary Shares owned by Izasa and its subsidiaries. The information on the number of shares owned by Izasa and IL Holding S.p.A. is correct; beneficial ownership by Werfen and/or Messrs. Rubitalta might vary if and to the extent they own ADRs (all of which are registered in the Company's ledger under the name of the Bank of New York).


B.   RELATED PARTY TRANSACTIONS

     We and our direct or indirect subsidiaries purchase from and sell products to Werfen and its affiliates. Izasa, a wholly owned subsidiary of Werfen, serves as distributor of our products in Spain, Portugal, Argentina and Uruguay. Total sales to Werfen's affiliates for fiscal years 2002, 2003 and 2004, were (euro)13.7 million, (euro)12.7 million and (euro)16.3 million, respectively. We serve as distributor of products of Biokit, S.A., a majority owned subsidiary of Werfen, in Italy, France, Germany, the United Kingdom and the Benelux countries. Total purchases from Werfen for fiscal years 2002, 2003 and 2004, were (euro)8.4 million, (euro)10.5 million and (euro)11.8 million, respectively. In addition, in fiscal years 2002, 2003 and 2004 a Werfen affiliate charged us approximately, (euro)2.2 million (euro)2.5 million and (euro)2.1 million, respectively for software development services.

     Certain of our executive officers and other individuals historically have been employed by Werfen or its affiliates or another entity and, pursuant to agreements with us have provided services to us and our subsidiaries at an hourly rate as agreed between the parties. During fiscal years 2002, 2003 and 2004, certain of our subsidiaries were charged
(euro)0.6 million, (euro)0.5 million and (euro)0.4 million, respectively in management fees for corporate services provided to those companies and for administrative and out of pocket expenses incurred in rendering those services.

     We had outstanding loans with Werfen and Izasa as discussed in "Item 5
- Operating and Financial Review and Prospects." Interest charged on these loans in fiscal years 2002, 2003 and 2004 amounted, (euro)6.0 million,
(euro)5.2 million and (euro)1.6 million, respectively, and the interest rates on the loans floated based on the six-month Euribor plus 320 basis points per annum. Werfen also is the guarantor on our loan with Heller Healthcare Finance.

     On April 6, 2001, we executed a distribution agreement with Izasa Distribuciones Tecnicas S.A. whereby we appointed Izasa as our exclusive distributor of in-vitro diagnostic hemostasis and critical care instruments in Spain. The initial term of the agreement is 10 years. In consideration for the exclusive distributorship Izasa paid us (euro)9 million in cash.

     On May 4, 2001, we executed a cost sharing agreement with Izasa Distribuciones Tecnicas S.A. whereby Izasa undertook to contribute to the financing of the costs associated with the research and development work carried out by us. This research mainly comprises research related to in-vitro diagnostic hemostasis and critical care instruments that Izasa sells in Spain subject to the distribution agreement executed on April 6, 2001. Izasa will pay for its share of the costs to develop the products it sells. This agreement expires on April 6, 2011. The contributions for 2002, 2003 and 2004 amounted to (euro)2.2 million, (euro)2.7 million and
(euro)2.4 million, respectively.

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

     On April 12, 2005, we executed as a guarantor a loan agreement with other Werfen group companies in favor of Izasa Distribuciones Tecnicas S.A., relating to a syndicated loan of (euro)250 million granted to Izasa, which replaces the 2002 and 2004 syndicated loans above described.

     Following a resolution of the Board of the Company on February 23, 2005, the entire capital of Instrumentation Laboratory Ges.m.b.H. Austria was transferred to Comesa GmbH, a Werfen group company, on April 7, 2005. The price for the sale of the shares was fixed at (euro)3.4 million based on an independent third party appraisal.

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

C.   NOT REQUIRED.

ITEM 8.   FINANCIAL INFORMATION

A.   CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION.

     Reference is made to "Item 18: Financial Statements."

     Dividends

     In the past we have not paid any dividends on our ordinary shares. Dividends however will be distributed as approved at the Company's
Shareholders Meeting convened on March 30, 2005 in the amount of 0.2 Eurocents per ordinary share for a total amount of (euro)725,042.

     Litigation

     We are involved from time to time in various claims and litigation incidental to the ordinary course of our business.

     In 1996, 590 Lincoln Street Trust filed a lawsuit alleging a release of hazardous material, on or earlier than 1988, by one of its tenants, including an affiliate of our predecessor that was an operator of the site. In connection with the 1991 acquisition of our predecessor, we assumed various obligations of this predecessor including the potential liabilities involved in this matter. As such, we were named as a defendant in this lawsuit. We have denied liability. In 2002, the case went to trial and a verdict was returned against our indemnitee. A judgment has been entered in the case in the amount of approximately $2.6 million. We have appealed the decision in the case. We believe that, in any case, the proceeding will not have a material adverse effect on our financial conditions or results of operations. As of November 30, 2004 we have recorded an accrual of $2.2 million related to this judgment.

     A complaint was filed by Bio-Rad Laboratories, Inc. against us, Werfen, Izasa, and four of the Company's current officers and directors in January 2005 in the United States District Court for the Southern District of New York. The complaint asserts claims under common law for fraud, conspiracy to commit fraud and aiding and abetting fraud against all the defendants; negligent misrepresentation against the Company and the individual defendants; as well as breach of fiduciary duty under Italian Civil Code Article 2395 against the individual defendants. The complaint alleges generally that the defendants falsely understated the Company's revenues and profitability in financial statements included in the Company's public filings and public statements from 1999 to 2004, and that the price of the Company's ADSs have therefore been artificially depressed. The plaintiff, which owns ADSs, seeks an unspecified amount of damages. All the defendants have moved to dismiss the complaint.

     For a discussion of certain open tax matters, see Note 12 of the Audited Consolidated Financial Statements. We believe that the foregoing claims and litigation will not have a material adverse effect upon its financial condition or results of operations.

     We, as a foreign private issuer and a private Italian company have no obligation to switch our financial reporting to the new International Financial Reporting Standards, "IFRS". As a result, our financial reporting will continue to be prepared in accordance with Italian GAAP.

B.   SIGNIFICANT CHANGES

     Please see "Item 4--Information on the Company-Background- Increase in Capital Stock in 2004."

ITEM 9.   THE OFFER AND LISTING DETAILS

A.   OFFER AND LISTING DETAILS

     There is currently no established trading market for our ADSs, except for limited and sporadic quotations in the Pink Sheets(R). Our ADSs (each representing one Ordinary Share) are traded on the Pink Sheets(R) under the symbol "ISLBY." The Bank of New York is our depositary bank (the "Depositary") for the purpose of issuing the ADRs evidencing the ADSs. Prior to August 18, 2000, our ADSs were quoted on the OTC Bulletin Board. Prior to September 4, 1999, our ADSs traded on the Nasdaq National Stock Market. The table below sets forth, for the periods indicated, (a) the high and low closing trading prices for our ADSs quoted on Nasdaq National Stock Market prior to September 4, 1999 (the Nasdaq quotations represent prices between dealers, not including retail mark-ups, mark-downs or commissions, and do not necessarily represent actual transactions) and (b) the high and low reported sales prices for our ADSs on the over-the-counter market until August 18, 2000, and on the Pink Sheets(R) after August 18, 2000. The ADSs were de-listed from the Nasdaq National Market System because we no longer fulfilled the minimum per share price requirement of US $1.00 per share. The ADSs are no longer eligible for quotation on the OTC Bulletin Board because market makers have not been providing regular quotations. According to the Pink Sheets(R) internet site, the last trade date was March 13, 2005. The last sale was made at US $ 0.15 per share. The Ordinary Shares underlying the ADSs are not traded on any exchange nor are they quoted on any market; therefore, no pricing information for such shares is available.

PERIOD                                                                                  HIGH                 LOW
------                                                                                  ----                 ---
                                                                                               ($ PER ADSs)

May 2005 (through May 27)...................................................            0.15                 0.15
April 2005..................................................................            0.15                 0.15
March 2005..................................................................            0.15                 0.15
February 2005...............................................................            1.00                 0.15
January 2005................................................................            0.17                 0.15
December 2004...............................................................            1.00                 0.15

2004
Fourth Quarter..............................................................            1.00                 0.15
Third Quarter...............................................................            0.17                 0.15
Second Quarter..............................................................            0.3                  0.3
First Quarter ..............................................................            0.3                  0.3

2003
Fourth Quarter..............................................................            1.25                 0.3
Third Quarter...............................................................            0.3                  0.05
Second Quarter (through May 30).............................................            0.32                 0.05
First Quarter ..............................................................            0.45                 0.30

2002
Fourth Quarter..............................................................            0.42                 0.30
Third Quarter...............................................................            0.41                 0.41
Second Quarter..............................................................            0.65                 0.41
First Quarter...............................................................            0.60                 0.40

2001
Fourth Quarter..............................................................             .45                 .35
Third Quarter...............................................................             .65                 .40
Second Quarter..............................................................             .75                 .40
First Quarter...............................................................             .75                 .35

1999
September 4 through November 30.............................................            1 1/8                3/8
September 1 through September 3 (from Nasdaq)...............................            1 5/16                7/8
Third Quarter...............................................................            1 1/2                1 3/16
Second Quarter..............................................................            1 1/4                7/8
First Quarter...............................................................            1 9/16               7/8

1998
Fourth Quarter..............................................................            1 3/8                7/8
Third Quarter...............................................................            1 11/16              1 7/32
Second Quarter..............................................................            3 9/32               1 1/2
First Quarter...............................................................            3 9/32               2 9/32

1997
Fourth Quarter..............................................................            3                    2 9/32
Third Quarter...............................................................            3 1/8                2 5/8
Second Quarter..............................................................            4 1/4                2 3/4
First Quarter...............................................................            11 1/8               3 1/4



     As of May 27, 2005, 362,521,088 ordinary shares were outstanding. As of the same date, there were outstanding 13,215,933 ADSs (equivalent to 13,215,933 Ordinary Shares). The share equivalent of the outstanding ADSs was equal to 3.6% of the total number of outstanding ordinary shares.

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

D.   EXCHANGE CONTROLS.

     Currently, there are no exchange controls in Italy that affect the payment of dividends or other remittances to holders of the ADSs or Ordinary Shares who reside outside of Italy. We are not aware of any plans by the Italian government to institute any exchange controls that would affect the payment of dividends or other remittances to holders of ADSs or Ordinary Shares who reside outside Italy. Neither Italian law nor our By-laws limit the rights of nonresident or foreign owners to hold or vote the Ordinary Shares or the ADSs.

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

     Taxation of Dividends and Stock Distributions

     The gross amount of any dividends before reduction for Italian withholding tax paid to a U.S. owner generally will be treated as ordinary income to the extent paid out of current and or accumulated earnings and profits for United States federal income tax purposes. Dividends paid in taxable years beginning before January 1, 2009 to a non-corporate U.S. owner who meets certain eligibility requirements will qualify for U.S. federal income taxation at a reduced rate of 15% or lower if we are a "qualified foreign corporation." We generally will be a "qualified foreign corporation" if either (i) we are eligible for benefits under the Income Tax Convention or (ii) our Ordinary Shares or ADSs are listed on an established securities market in the United States. As we are eligible for benefits under the Income Tax Convention, we presently are a "qualified foreign corporation", and we generally expect to be a "qualified foreign corporation" during such taxable years, but no assurance can be given that a change in circumstances will not affect our treatment as a "qualified foreign corporation" in any of such taxable years. A non-corporate U.S. owner will not be eligible for the reduced rate (a) if the U.S. owner has not held the Ordinary Shares or ADSs for at least 61 days of the 121-day period beginning on the date which is 60 days before the ex-dividend date,
(b) to the extent the U.S. owner is under an obligation to make related payments on substantially similar or related property or (c) with respect to any portion of a dividend that is taken into account by the U.S. owner as investment income under Section 163(d)(4)(B) of the U.S. Internal Revenue Code. Any days during which a U.S. owner has diminished the U.S. owner's risk of loss with respect to the Ordinary Shares or ADSs (for example, by holding an option to sell such shares or ADSs) are not counted towards meeting the 61-day holding period. Special rules apply in determining the foreign tax credit limitation with respect to dividends subject to U.S. federal income taxation at the reduced rate. U.S. owners should consult their own tax advisors concerning whether dividends received by them qualify for the reduced rate.

     Dividends paid to U.S. owners that are corporations will not be eligible for the dividends received deduction. Dividend distributions in excess of our current and accumulated earnings and profits would first be treated as non-taxable return of the U.S. owner's tax basis in his or her Ordinary Shares to the extent thereof and then as gain from the sale of Ordinary Shares. Dividends paid in lire will be includible in the income of such U.S. owners in a dollar amount calculated by reference to the exchange rate in effect on the day the dividends are received by the Custodian. If the Custodian converts the lire into dollars on the day it receives them, U.S. owners generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. U.S. owners who receive a "treaty refund" (as defined below under "Italian Taxes") may be required to recognize foreign currency gain or loss to the extent the amount of the treaty  refund (in  dollars)  received by the U.S.  owner  differs from the dollar equivalent of the treaty refund on the date the dividends were received by the Custodian. A U.S. owner may be eligible, subject to general limitations and conditions, to credit or (at such U.S. owner's election) deduct in computing United States federal income tax liability Italian withholding tax (described in "--Italian Taxes") from such U.S. owner's dividends, to the extent such U.S. owner is not eligible for the "treaty refund." The limitations on U.S. foreign tax credits and in the case of a U.S. owner that elects to deduct foreign taxes, deductions, and the timing thereof are complex and U.S. owners should consult with their own tax advisors with regard to the availability of a foreign tax credit or deduction and the application of the limitations on foreign tax credits and deductions to their particular situations. In this regard, foreign tax credits generally are not allowed with respect to certain short-term or hedged positions in stock. For taxable years beginning before December 31, 2006 dividends generally will constitute foreign source "passive income" or, in the case of certain U.S. owners, "financial services income" for U.S. foreign tax credit purposes. However, under recently enacted legislation, for taxable years beginning after December 31, 2006, dividends that constitute "financial services income" generally will be considered foreign source "general category income", along with other foreign source income that is not passive income, for U.S. foreign tax credit purposes.

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

     The Tax Treaty protection will still be effective and, therefore, no capital gains tax will be applicable to residents of U.S. and of other countries with similar Tax Treaties with Italy. If the capital gain taxation should apply, the tax rates will be equal to 12.5% or to the ordinary Italian tax rates (that may vary from a minimum at 23% to a maximum of 43%) applied only on 40% of the capital gain realized, depending upon the percentage of interest held and sold by the seller (for a listed company, the higher rate applies if an amount exceeding 2% of the voting rights, or 5% of the capital stock is sold in a 12 month period).

Other Italian Taxes

     Estate and Gift Tax. As of October 25, 2001, persons are no longer liable to pay estate and gift taxes in Italy.

     Transfer Tax. Legislative Decree no. 435 of November 21, 1997, has introduced substantial amendments to the discipline of the stock transfer tax. According to the new rules, the previous exemption for transactions with non resident parties is no more effective. Nevertheless, transactions effected (either as seller or purchaser) will still be granted tax exemption if (i) effected between a non - resident subject and a qualified intermediary (as defined by the Decree) or undertakings for collective investment in transferable securities; (ii) the transaction is effected outside of Italy between non - residents.

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

F.   NOT REQUIRED.

G.   NOT REQUIRED.

H.   DOCUMENTS ON DISPLAY.

     We are subject to the informational requirements of the Securities Exchange Act of 1934 and accordingly file reports, proxy statements and other information with the SEC. You may read and copy any document filed by us with the SEC without charge at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of documents may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains an internet website that contains reports, proxy statements and other information about issuers, including us, who file electronically with the SEC. The address of that site is http://www.sec.gov.

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

     In managing these risks, the Company entered into the following contracts (in thousands of euro):

                                        November 30, 2004
                                        -----------------
                                         notional amount
                                         ---------------

     Interest Rate Swaps                     21,000
     Currency Options                        39,936

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

     At November  30,  2004,  we had  variable  rate debt of  approximately
(euro)47.8 million. Based upon our overall interest rate exposure on variable rate debt, and taking into account the interest rate swaps discussed above, a hypothetical two percentage point increase or decrease in the related indexes (euribor/eurodollar/LIBOR rate) would increase or decrease interest expense and cash needs by (euro)1.0 million per year.

Currency Options

     The Company uses currency options to partially hedge purchase costs of products that are denominated in U.S. Dollars and Japanese Yens. Currency options, purchased or sold in the over-the-counter market for a premium, provide the Company the right to buy or sell an agreed amount of U.S. Dollars at a specified exchange rate at the end of a specified period, currently not exceeding 60 months. Since such options are not designated against specific transactions, they have been accounted for at estimated fair market value. Fair market value reflects the estimated amount that the Company would pay or receive to terminate the contracts at the reporting date, therefore taking into account the current unrealised gains or losses of open contracts. In order to estimate the fair value of derivatives, the Company has used dealers' quote.

     Our results of operations and financial condition are affected by changes in the value of the euro against other currencies. The results of operations are adversely affected to the extent that the strengthening of the euro against other currencies affects the amount of sales reported in euro with respect to the sales made in such foreign currencies and may affect the demand for products in the countries in which such other currencies are utilized. Any decrease in the value of the euro as compared to other foreign currencies may expose us to adverse effects to the extent our payables and debt are payable in such foreign currency. With the completion of the relocation of all manufacturing to the U.S., the strengthening of the U.S. dollar against the euro could negatively impact our operating and net income. On the contrary a weakening of the U.S. dollar against the euro could positively impact our result of operations. Taking into account the currency options discussed above, the effect of a hypothetical 10% increase in the U.S. dollar against the euro would have decreased our fiscal year 2004 result of operations by approximately 52% from (euro)20.9 million to (euro)10.0 million, while a hypothetical 10%
decrease in the U.S. Dollar against the euro would have increased our fiscal year 2004 result of operations by approximately 44% from (euro)20.9 million to (euro)30.2 million.

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

ITEM 16B.  CODE OF ETHICS

     Pursuant to rules adopted by the Securities and Exchange Commission, we are providing the following information:

     By resolution of May 25, 2004, the Board of Directors has adopted a Code of Ethics which covers the responsibilities of the members of the Board, of the Chief Executive Officer, Chief Financial Officer and Controller or other senior financial officers.

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

     Details of the aggregate fees billed for each of the last two fiscal years for professional services rendered by our independent registered public accounting firm, BDO Sala Scelsi Farina, S.p.A., for the audit of the financial statements together with procedures for approving services by the auditor are set out below:

                                           2004            2003
Audit fees                                 (euro)346,550   (euro)331,000

Audit-Related fees                         -               -

Tax fees:                                  -               -
compliance services
advisory services                          -               -

All other fees                             -               -

                                           -----------------------------
Total                                      (euro)346,550   (euro)331,000
                                           -----------------------------

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

NOT APPLICABLE.

ITEM 16E.  PURCHASES OF EQUITY SECURITIES

During the period covered by this Annual Report, we did not make any purchases of shares or other units of any class of the Company's equity securities registered pursuant to section 12 of the Securities Exchange Act of 1934, nor were such purchases made on our behalf.

Part III
ITEM 18.  FINANCIAL STATEMENTS

     The financial statements and notes to the financial statements of Instrumentation Laboratory S.p.A. are available on pages F-1 through F-45. Reports of Independent Auditors are included within this Item 18.

ITEM 19.       EXHIBITS

   Exhibit     Description
   -------     -----------

     1.1       Articles of Association  were filed with the SEC on Form F-1
               filed  on  October  22,  1996,  file   registration   number
               333-05682, and are incorporated herein by reference.

     1.2       Amended By-laws of the Company.*

     4.1 Strategic Alliance and Cross Distribution Agreement, dated July 28, 1999, by and between C.H. Werfen S.A. and Beckman Coulter Inc., filed with the SEC on May 31, 2000, under Form 20-F, is incorporated herein by reference. (Confidential materials omitted and filed separately with the Securities and Exchange Commission pursuant to a claim of confidential treatment.)

     4.2 Distribution Agreement dated as of April 6, 2001, by and between the Company and Izasa, filed with the SEC on May 31, 2001, under Form 20-F, is incorporated herein by reference. (Confidential materials omitted and filed separately with the Securities and Exchange Commission pursuant to a claim of confidential treatment.)

     4.3 Cost Sharing Agreement dated as of May 4, 2001, by and between the Company and Izasa, filed with the SEC on May 31, 2001, under Form 20-F, is incorporated herein by reference. (Confidential materials omitted and filed separately with the Securities and Exchange Commission pursuant to a claim of confidential treatment.)

     4.4 Deposit Agreement, among the Registrant, The Bank of New York, as Depositary, and all owners and beneficial owners from time to time of American Depositary Receipts (including as an exhibit the form of American Depositary Receipt), filed with the SEC as exhibit 4.3 on Form F-1 filed on October 22, 1996, file registration number 333-05682, and is incorporated herein by reference.

      8        List of Subsidiaries.*

     10.1 English Summary of a Syndicated Loan Agreement dated as of April 12, 2005 among Izasa Distribuciones Tecnicas S.A. and a group of financial entities.*

     11 Code of Ethics filed with the SEC on May 28, 2004 under Form 20-F, is incorporated herein by reference.*

     12        Section 302 Certifications.*

     13        Section 906 Certifications.*

------------------

* Filed herewith

                                 SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                        INSTRUMENTATION LABORATORY S.p.A.



                                        By:  /s/ Jose Luis Martin
                                           --------------------------------
                                           Name:  Jose Luis Martin
                                           Title: Chief Financial Officer

Date: May 27, 2005

                       INDEX TO FINANCIAL STATEMENTS

Report of Independent Auditors for the years ended November 30, 2003 and 2004.

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Audited Consolidated Balance Sheets as of November 30, 2003 and 2004....... F-1

Audited Consolidated Statements of Operations for the years ended
November 30, 2002, 2003 and 2004........................................... F-3

Audited Consolidated Statements of Cash Flows for the years ended
November 30, 2002, 2003 and 2004........................................... F-4

Audited Consolidated Statements of Changes in Shareholders' Equity
for the years ended November 30, 2002, 2003 and 2004....................... F-6

Notes to the Audited Consolidated Financial Statements..................... F-7

[GRAPHIC OMITTED]

              REPORT OF INDEPENDENT REGISTERED ACCOUNTING FIRM

To the Shareholders of
Instrumentation Laboratory S.p.A.:

We have audited the accompanying consolidated balance sheets of Instrumentation Laboratory S.p.A. (an Italian corporation) and Subsidiaries (collectively, the "Company") as of November 30, 2003 and 2004 and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended November 30, 2004, expressed in Euro. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of November 30, 2003 and 2004 and the results of its operations and its cash flows for each of the three years in the period ended November 30, 2004 in conformity with accounting principles generally accepted in Italy.

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

BDO Sala Scelsi Farina
Societa di Revisione per Azioni

/s/ BDO Sala Scelsi Farina S.p.A.

Milan, Italy
February 11, 2005 except for notes 21, 22, 23,
24 and 25 which are as of May 16, 2005

             INSTRUMENTATION LABORATORY S.P.A. AND SUBSIDIARIES

                    AUDITED CONSOLIDATED BALANCE SHEETS
                      AS OF NOVEMBER 30, 2003 AND 2004
  (THOUSANDS OF EURO OR THOUSANDS OF U.S. DOLLARS, EXCEPT PER SHARE DATA)


                                                                      NOTE         2003        2004        2004
                                                                    -------       ------      ------      ------
                                                                                   EURO        EURO      U.S.$(1)
ASSETS
CURRENT ASSETS:
    Cash and cash equivalents                                                     14,372      18,861      25,008
    Trade receivables, net of allowance for doubtful
       accounts and sales returns of Euro 4,598 thousands
       in 2003 and Euro 5,084 thousands in 2004                        5          75,992      81,200     107,663
    Other receivables                                                              3,153       2,461       3,263
    Inventories, net                                                   7          46,314      45,559      60,407
    Prepaid expenses and other current assets                                      4,913       6,601       8,752
                                                                                 -------     -------     -------
              Total current assets                                               144,744     154,682     205,093


NON-CURRENT RECEIVABLES AND OTHER ASSETS                                             435         330         438


INSTRUMENTS AT CUSTOMERS, net                                          8          26,501      26,360      34,951


PROPERTY, PLANT AND EQUIPMENT:
    Land and buildings                                                             5,631       7,580      10,050
    Leasehold improvements                                                         6,152       5,042       6,685
    Plant, machinery and equipment                                                36,735      36,170      47,958
    Furniture, fixtures and vehicles                                              16,661      16,237      21,529
    Construction in progress                                                       1,471       2,359       3,128
    Accumulated depreciation                                                     (45,337)    (46,736)    (61,967)
                                                                                 -------     -------     -------
                                                                                  21,313      20,652      27,383

INTANGIBLE ASSETS AND DEFERRED
    CHARGES, net                                                       9         110,848     102,777     136,272
                                                                                 -------     -------     -------
              Total assets                                                       303,841     304,801     404,137
                                                                                 =======     =======     =======


(1)   Exchange rate:  Euro 1.00 = U.S. $ 1.3259 as of November 30, 2004

The accompanying notes are an integral part of these consolidated financial statements.

             INSTRUMENTATION LABORATORY S.P.A. AND SUBSIDIARIES

                    AUDITED CONSOLIDATED BALANCE SHEETS
                      AS OF NOVEMBER 30, 2003 AND 2004
  (THOUSANDS OF EURO OR THOUSANDS OF U.S. DOLLARS, EXCEPT PER SHARE DATA)


                                                                      NOTE         2003        2004        2004
                                                                    -------       ------      ------      ------
                                                                                   EURO        EURO      U.S.$(1)
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
   Bank overdrafts and short-term debt                                 10         50,058      44,347      58,800
   Current portion of long-term debt                                   11              -       1,343       1,781
   Trade and other payables                                                       45,678      57,055      75,649
   Income taxes payable                                                12          2,547       1,647       2,184
   Accrued expenses and other liabilities                              13         39,532      35,472      47,032
                                                                                 -------     -------     -------
             Total current liabilities                                           137,815     139,864     185,446

LONG-TERM DEBT, net of current portion                                 11         97,234       2,076       2,753

DEFERRED INCOME TAXES                                                  12            302           -           -

RESERVE FOR SEVERANCE INDEMNITIES                                      14          6,217       6,979       9,253

MINORITY INTEREST                                                                    411         474         629
                                                                                 -------     -------     -------
             Total liabilities                                                   241,979     149,393     198,081
                                                                                 -------     -------     -------
COMMITMENTS AND CONTINGENCIES                                          15              -           -           -
SHAREHOLDERS' EQUITY:                                                  16
   Share capital (90,701,104 and 362,521,088 shares authorized, issued and outstanding at November 30, 2003 and 2004, par
    value Euro 1.29 each and Euro 0.33, respectively)                            117,004     119,632     158,620
   Additional paid-in capital                                                     11,496           -           -
   Cumulative translation adjustment                                              (3,697)     (6,481)     (8,593)
   Retained earnings (Accumulated deficit)                                       (62,941)     42,257      56,029
                                                                                 -------     -------     -------
             Total shareholders' equity                                           61,862     155,408     206,056
                                                                                 -------     -------     -------
             Total liabilities and shareholders' equity                          303,841     304,801     404,137
                                                                                 =======     =======     =======


(1)   Exchange rate:  Euro 1.00 = U.S. $ 1.3259 as of November 30, 2004


The accompanying notes are an integral part of these consolidated financial statements.

             INSTRUMENTATION LABORATORY S.P.A. AND SUBSIDIARIES

               AUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
            FOR THE YEARS ENDED NOVEMBER 30, 2002, 2003 AND 2004
  (THOUSANDS OF EURO OR THOUSANDS OF U.S. DOLLARS, EXCEPT PER SHARE DATA)


                                                        NOTE          2002        2003        2004        2004
                                                        ----          ----        ----        ----        ----

                                                                      EURO        EURO        EURO       U.S.$(1)
Net sales                                                17          272,591     260,011     280,031     371,293

Cost of sales and services                                           141,549     131,066     136,893     181,506
                                                                     -------     -------     -------     -------
       Gross profit                                                  131,042     128,945     143,138     189,787

Research and development costs                           25           20,072      19,238      17,765      23,555

Selling, general and administrative
expenses                                                              99,792      93,746      96,534     127,994
                                                                     -------     -------     -------     -------
       Operating income before amortization
       of intangible assets and deferred
       charges                                                        11,178      15,961      28,839      38,238

Amortization of intangible assets and
deferred charges                                          9            8,464       8,423       7,968      10,565
                                                                     -------     -------     -------     -------
       Operating income                                                2,714       7,538      20,871      27,673

Interest income                                          18              980         746         739         980

Interest (expense)                                       18          (12,210)    (10,810)     (7,272)     (9,642)

Other (expense) income, net                              19           (2,696)     (5,789)     (4,751)     (6,299)
                                                                     -------     -------     -------     -------
         Income (loss) before income taxes and
          minority Interest                                          (11,212)     (8,315)      9,587      12,712

Income taxes                                             12            2,549       2,703       2,806       3,720

Minority interest                                                         80          67         103         137
                                                                     -------     -------     -------     -------
       Net income (loss)                                             (13,841)    (11,085)      6,678       8,855
                                                                     =======     =======     =======     =======
Income (loss) per share                                   3          (0.1516)    (0.1222)     0.0264      0.0349
                                                                     =======     =======     =======     =======


(1)   Exchange rate:  Euro 1.00 = U.S. $ 1.3259 as of November 30, 2004


The accompanying notes are an integral part of these consolidated financial statements.

             INSTRUMENTATION LABORATORY S.P.A. AND SUBSIDIARIES

               AUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
            FOR THE YEARS ENDED NOVEMBER 30, 2002, 2003 AND 2004
  (THOUSANDS OF EURO OR THOUSANDS OF U.S. DOLLARS, EXCEPT PER SHARE DATA)

                                                                      2002         2003        2004        2004
                                                                      ----         ----        ----        ----

                                                                      EURO         EURO        EURO      U.S.$(1)
     CASH FLOWS FROM OPERATING ACTIVITIES:
     Net income (loss)                                             (13,841)     (11,085)      6,678       8,855
     Adjustments to reconcile net income (loss) to net
     cash provided by operating activities
         Depreciation and amortization                              22,673       23,645      23,754      31,495
         Provision for severance indemnities                           987        1,141       1,238       1,642
         Net (gain) on sale of fixed assets                           (117)         (72)       (210)       (278)
         (Decrease) of deferred income taxes and
              other long-term liabilities                             (533)      (1,159)       (715)       (948)
         Decrease (increase) in:
              Accounts receivable                                   10,640       12,756      (4,516)     (5,988)
              Inventories                                            1,224        5,431         755       1,001
              Prepaid expenses                                      (2,144)         117      (1,688)     (2,238)
         Increase (decrease) in:
              Accounts payable                                       5,474        1,631      11,298      14,980
              Accrued expenses and income taxes                      1,234        4,322      (4,960)     (6,576)
                                                                   -------      -------     -------     -------
              Net cash provided by operating activities             25,597       36,727      31,634      41,945
                                                                   -------      -------     -------     -------

CASH FLOWS FROM INVESTING ACTIVITIES:

       Investment in instruments at customers                      (21,568)     (17,013)    (17,315)    (22,958)
       Purchase of fixed assets                                     (6,090)      (7,270)     (8,238)    (10,923)
       Increase in intangible assets and
         deferred charges                                             (304)        (177)          -           -
       Decrease (Increase) in investments
         and other long term assets                                   (123)         130         105         139
       Proceeds from sale of fixed assets                           11,904        4,840       8,864      11,753
                                                                   -------      -------     -------     -------
              Net cash provided by (used in) investing
              activities                                           (16,181)     (19,490)    (16,584)    (21,989)
                                                                   -------      -------     -------     -------

 (1) Exchange rate: Euro 1.00 = U.S. $ 1.3259 as of November 30, 2004


The accompanying notes are an integral part of these consolidated financial statements.

             INSTRUMENTATION LABORATORY S.P.A. AND SUBSIDIARIES

               AUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
            FOR THE YEARS ENDED NOVEMBER 30, 2002, 2003 AND 2004
  (THOUSANDS OF EURO OR THOUSANDS OF U.S. DOLLARS, EXCEPT PER SHARE DATA)


                                                                      2002        2003        2004         2004
                                                                      ----        ----        ----         ----

                                                                      EURO        EURO        EURO      U.S.$(1)
CASH FLOWS FROM FINANCING ACTIVITIES:
       Proceeds from issuance of long-term debt                        875            -       2,076       2,753
       Repayment of long-term debt                                  (4,000)      (1,098)     (7,533)     (9,989)
       Increase (decrease) in bank overdrafts and short-term
       debt                                                          1,896      (16,707)     (4,368)     (5,792)
                                                                   -------      -------     -------     -------
           Net cash provided by (used in) financing activities      (1,229)     (17,805)     (9,825)    (13,028)
                                                                   -------      -------     -------     -------

EFFECT OF EXCHANGE RATES ON CASH                                       (60)      (1,218)       (736)       (976)
                                                                   -------      -------     -------     -------
NET INCREASE (DECREASE) IN CASH AND CASH
    EQUIVALENTS                                                      8,127       (1,786)      4,489       5,952

CASH AND CASH EQUIVALENTS at beginning of the year                   8,031       16,158      14,372      19,056
                                                                   -------      -------     -------     -------
CASH AND CASH EQUIVALENTS at end of the year                        16,158       14,372      18,861      25,008
                                                                   =======      =======     =======     =======

SUPPLEMENTAL INFORMATION:

       Cash paid during the year for:
           Interest                                                 13,547       13,909       7,525       9,977
           Income tax                                                1,785        2,883       2,965       3,931

       Non cash conversion from debt to equity                           -            -      89,701     118,934


 (1) Exchange rate: Euro 1.00 = U.S. $ 1.3259 as of November 30, 2004


The accompanying notes are an integral part of these consolidated financial statements.

             INSTRUMENTATION LABORATORY S.P.A. AND SUBSIDIARIES

 AUDITED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY FOR THE
               YEARS ENDED NOVEMBER 30, 2002, 2003 AND 2004
  (THOUSANDS OF EURO OR THOUSANDS OF U.S. DOLLARS, EXCEPT PER SHARE DATA)


                                                                                             RETAINED
                                                               ADDITIONAL    CUMULATIVE      EARNINGS
                                                SHARE          PAID-IN      TRANSLATION    (ACCUMULATED      TOTAL
                                               CAPITAL         CAPITAL       ADJUSTMENT      DEFICIT)       EQUITY
                                               -------         -------       ----------      -------        ------
BALANCE AT NOVEMBER 30, 2001 as
restated                                        117,004          79,958          8,235       (106,355)        98,842
                                               --------        --------       --------       --------       --------

     Loss coverage                                    -         (68,462)             -         68,462              -

     Change in minority interest                      -               -              -            (70)           (70)

     Loss from translation of foreign
     currency financial statements                    -               -         (4,615)             -         (4,615)

     Net loss for the year                            -               -              -        (13,841)       (13,841)
                                               --------        --------       --------       --------       --------
BALANCE AT NOVEMBER 30, 2002                    117,004          11,496          3,620        (51,804)        80,316
                                               --------        --------       --------       --------       --------

     Other variations                                 -               -              -            (52)           (52)

     Loss from translation of foreign
     currency financial statements                    -               -         (7,317)             -         (7,317)

     Net loss for the year                            -               -              -        (11,085)       (11,085)
                                               --------        --------       --------       --------       --------
BALANCE AT NOVEMBER 30, 2003                    117,004          11,496         (3,697)       (62,941)        61,862
                                               --------        --------       --------       --------       --------

     Loss coverage                              (87,073)        (11,496)             -         98,569              -

     Issuance of 271,819,984 ordinary
     shares at Euros 0.33 par value in
     exchange for outstanding debt               89,701               -              -              -         89,701

     Other variations                                 -               -              -            (49)           (49)

     Loss from translation of foreign
     currency financial statements                    -               -         (2,784)             -         (2,784)

     Net income for the year                          -               -              -          6,678          6,678
                                               --------        --------       --------       --------       --------
BALANCE AT NOVEMBER 30, 2004                    119,632               -         (6,481)        42,257        155,408
                                               --------        --------       --------       --------       --------
BALANCE AT NOVEMBER 30, 2004 in
U.S.$(1)                                        158,620               -         (8,593)        56,029        206,056
                                               ========        ========       ========       ========       ========

 (1) Exchange rate: Euro 1.00 = U.S. $ 1.3259 as of November 30, 2004


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

     As of November 30, 2003 and 2004 the parent company Instrumentation Laboratory S.p.A. owned the following subsidiaries, either directly or indirectly:

     Company                                                    2003    2004
     -------                                                    ----    ----

     Instrumentation Laboratory GmbH (Germany)                  100%    100%
     Instrumentation Laboratory Ges.mbH (Austria)               100%    100%
     Instrumentation Laboratory U.K. Ltd. (U.K.)                100%    100%
     Instrumentation Laboratory S.A. (France)                   100%    100%
     Instrumentation Laboratory Belgium N.V.                    100%    100%
     Instrumentation Laboratory Group B.V.                      100%    100%
     Instrumentation Laboratory (Netherlands) B.V.              100%    100%
     Instrumentation Laboratory Espana, S.L.                    100%    100%
     Instrumentation Laboratory Company (U.S.A.)                100%    100%
     IL Diagnostic, S.A. de C.V. (Mexico)                       100%    100%
     Medical Laboratory Automation Inc.                         100%    100%
     Lessix AB (Sweden - in liquidation)                        100%    100%
     Chromogenix Holding AB (Sweden - in liquidation)           100%    100%
     Chromogenix AB (Sweden - in liquidation)                   100%    100%
     Instrumentation Laboratory (Lietuva) B.I.                   67%     67%

     The shareholders' meeting held on November 17, 2004 resolved to change the Company fiscal year end from November 30 to December 31 in order to align it with CH-Werfen, S.A.'s year end.

2.   BASIS OF THE CONSOLIDATED FINANCIAL STATEMENTS

     The accompanying consolidated financial statements include the accounts of the parent company, Instrumentation Laboratory S.p.A., and of the subsidiaries owned directly or indirectly (the 'Company' or the 'Group'). The subsidiaries included in the consolidation as of November 30, 2004 and 2003 are those listed above in Note 1.

     The consolidated balance sheet and the consolidated income statement are presented in a format used in the international practice. Accordingly, the accompanying consolidated financial statements are not prepared pursuant to the format of Italian decree No. 127 of 1991, which implemented in Italy the Seventh EU Directive on consolidated accounts.

     The financial statements used in the consolidation have been prepared following the general rules provided by the Italian Civil Code, interpreted by the accounting principles stated by the Italian Accounting Profession ('Consigli Nazionali dei Dottori Commercialisti e dei Ragionieri') or, in the absence thereof, with the statements of International Accounting Standards and International Financial Reporting Standards issued by I.A.S.B. (collectively, 'Italian GAAP').


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

     Accrual for Severance Indemnities and Pension Liabilities

     This accrual has been determined in accordance with the related laws in the various countries in which the Group operates and includes contributions to pension funds computed on the basis of generally accepted actuarial rules, as well as employee severance indemnities and benefit plans. Pension plans have been accounted for in accordance with IAS No. 19, in the absence of specific Italian accounting principles on this matter.

     Revenue Recognition

     Revenue  from  product  sales is  recognized  at the time of shipment.
     Service revenues are recognized over the applicable contractual periods or as services are performed. Revenues from instrument rentals are recognized over the life of the rental contract.

     Revenue from sales-type leases is recognized at the inception of the lease equal to the present value of the lease payments to be received. The cost of the leased products is charged to cost of goods sold at the time the corresponding revenue is recognized.

     During 2004 the Company began a new line of business whereby it is acting as an agent in the sale of certain diagnostics products to a related party. As a result the Company has presented the net margin of these transactions as revenue.

     Warranty Costs

     The Company provides a reserve for warranty costs expected to be incurred on product sales covered by the Group's various warranty agreements.

     Research and Development Costs

     Research and development costs are charged to expense as incurred.

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

     (Loss)/income per share

          (Loss)/income per share is computed based upon the weighted average number of common shares outstanding during the period. The weighted average number of common shares outstanding in
          fiscal  2002,  2003  and  2004  is  90,701,104,   90,701,104  and
          253,347,488, respectively. Common stock options, which were outstanding in 2002, 2003 and 2004, have been excluded as their effect would be antidilutive. As of November 30, 2003 and 2004 there are 170,000 stock options outstanding.

     Statements of Cash Flows

          The  cash  flow   statements  are  prepared  in  accordance  with
          International Accounting Standards, using the indirect method.


4.   TRANSLATION OF EURO AMOUNTS INTO U.S. DOLLAR AMOUNTS

     The consolidated financial statements are stated in Euro, the currency of the country in which the parent company is incorporated and operates.

     The translation of the Euro amounts into U.S. Dollars is included solely for the convenience of the reader, using the noon buying rate certified for customs purposes by the Federal Reserve Bank of New York as of November 30, 2004, which was Euro 1.00 to U.S. $ 1.3259. The convenience translation should not be construed as a representation that the Euro amounts have been, could have been, or could in the future be, converted into U.S. Dollars at this or any other rate of exchange.

5.   TRADE RECEIVABLES

     As of November 30, 2003 and 2004 approximately 35% and 36%, respectively, of trade receivables were from a number of local entities and agencies that provide healthcare services throughout Italy and are managed and funded directly or indirectly by the Italian government.

     Under the Italian health system, accounts receivable may remain outstanding for up to 300 days on average. These extended payment periods are accepted in the industry. Total sales to these customers represent approximately 17%, 19% and 19%, respectively, of consolidated net revenues for the years ended November 30, 2002, 2003 and 2004. The Company's management does not expect any significant losses as a result of the concentration of these receivables.

     At November 30, 2003 and 2004 trade receivables from public Italian healthcare entities are net of Euro 25.7 million and Euro 26.6 million, respectively, sold through a factoring transaction.

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

     Under the Strategic Alliance Agreement, Group companies are prohibited from manufacturing any product competitive with the products sold by Beckman Coulter. The Strategic Alliance Agreement specifies certain targets for particular regions which, if not achieved, constitute inadequate performance and might imply the termination of the distribution rights in such region. If a party exercises this termination right with respect to specified regions and/or products, then the other party may terminate the Strategic Alliance Agreement.

     In addition, the Strategic Alliance Agreement may be terminated by either party to the Strategic Alliance Agreement in the event of a reorganization, merger, consolidation or a direct or indirect sale of all or substantially all of the assets of the other party.

     Group receivables and payables from/to Beckman Coulter as of November 30, 2003 and 2004 and sales and purchases to/from Beckman Coulter for the years then ended were as follows (in thousands of Euro):

                                                             2003          2004
                                                             ----          ----
     Trade receivables                                       8,618        10,824
     Trade payables                                          3,733         7,869
     Sales                                                  36,563        39,908
     Purchases                                              14,466        17,521

     Sales of Beckman Coulter products by the Company under the exclusive distribution agreement for the years ended November 30, 2003 and 2004 amounted to Euro 30.8 million and Euro 34.3 million, respectively.

7.   INVENTORIES

     As of November 30, 2003 and 2004 inventories were as follows (in thousands of Euro):

                                                           2003          2004
                                                           ----          ----
     Raw materials                                        13,040        13,039
     Work-in-process                                         882           681
     Finished goods                                       38,818        37,814
     Service parts                                         3,528         3,379
                                                         -------       -------
                                                          56,268        54,913
     Less: Reserve for obsolescence                       (9,954)       (9,354)
                                                         -------       -------
                                                          46,314        45,559
                                                         =======       =======

8.   INSTRUMENTS AT CUSTOMERS

     As of November 30, 2003 and 2004, instruments at customers consisted of the following (in thousands of Euro):

                                                           2003          2004
                                                           ----          ----
     Instruments Owned by the Group
     ------------------------------
     Instruments cost                                     75,169        77,180
     Less: Accumulated depreciation                      (50,644)      (52,361)
                                                         -------       -------
                                                          24,525        24,819
                                                         -------       -------
     Net long-term investment in sales-type
     --------------------------------------
     leased instruments
     ------------------
     Minimum lease payments receivable                     3,875         3,505
     Less: Allowance for non-collectible amounts             (48)          (53)

     Net lease payments receivable                         3,827         3,452
     Less: Unearned interest income                         (870)         (887)
                                                         -------       -------
     Net investment in sales-type leases                   2,957         2,565
     Less: Current portion                                  (981)       (1,024)
                                                         -------       -------
                                                           1,976         1,541
                                                         -------       -------
                                                          26,501        26,360
                                                         =======       =======


     Laboratory instruments are either given in free use to customers under reagent rental contracts or leased to customers under long-term leases which qualify as sales-type leases with selling profit recognized at the inception of the lease. As a result, the Group has recorded rental receivables as of November 30, 2003 and 2004 equal to the present value of the lease payments to be received less a reserve to cover potential non-collectible amounts (net investment in sales-type leases).

     Amounts expected to be received within the next year have been reflected in other receivables in the accompanying consolidated financial statements.

     Future minimum lease payments to be received for each of the five succeeding fiscal years ending November 30 are as follows (in thousands of Euro):

              2005                        1,334
              2006                        1,074
              2007                          653
              2008                          339
              2009                          105
                                          -----
                                          3,505
                                          =====

     Depreciation of instruments owned by the Group for the years ended November 30, 2003 and 2004 amounted to Euro 8.5 million and Euro 9.4 million, respectively.

     Since 2001 the Company has entered into sale and leaseback transactions, by which certain equipment in use at customers was sold and leased back over a period that is in line with the estimated useful life of the equipment. These transactions have been accounted for as operating leases, as allowed by the Italian law, even though they represent finance leases. Total lease cost charged to the statement of operations for the years ended November 30, 2003 and 2004 amounted to Euro 4.7 million and Euro 5.1 million, respectively. Had the Company accounted for this transaction as a finance lease, the net income for the fiscal year 2004 would have been higher by Euro 0.6 million and net equity as of November 30, 2004 would have been higher by Euro 1.5 million. Assets (instruments at customers) as of November 30, 2004 would have been higher by Euro 12.1 million and liabilities (financial debt) would have been higher by Euro 10.6 million, of which Euro 5.1 million would be short term.

9.   INTANGIBLE ASSETS AND DEFERRED CHARGES

     Intangible assets and deferred charges at November 30, 2003 and 2004, are summarized as follows (in thousands of Euro):

                                                                                        2003
                                                                                        ----
                                                                                     Accumulated
                                                                                     -----------
                                                                        Cost        Amortization                Net
                                                                        ----        ------------                ---
        Patents, trademarks
            and other rights                                          40,011           (32,558)               7,453

        Goodwill arising from 1996 Acquisitions                       40,409           (14,868)              25,541

        Goodwill arising from 1999 Acquisition                       102,436           (25,069)              77,367

        Other                                                          4,225            (3,738)                 487
                                                                     -------           -------              -------
                                                                     187,081           (76,233)             110,848
                                                                     =======           =======              =======

                                                                                        2004
                                                                                        ----
                                                                                     Accumulated
                                                                                     -----------
                                                                        Cost        Amortization                Net
                                                                        ----        ------------                ---
        Patents, trademarks
            and other rights                                          13,605            (6,684)               6,921

        Goodwill arising from 1996 Acquisitions                       40,409           (16,949)              23,460

        Goodwill arising from 1999 Acquisition                       102,436           (30,318)              72,118

        Other                                                          4,122            (3,844)                 278
                                                                     -------           -------              -------
                                                                     160,572           (57,795)             102,777
                                                                     =======           =======              =======


     Amortization for the years ended November 30, 2002, 2003 and 2004 is as follows:

                                                                        2002              2003                 2004
                                                                        ----              ----                 ----
        Patents, trademarks
             and other rights                                            992               966                  532
        Goodwill arising from 1996 Acquisitions                        2,081             2,081                2,081
        Goodwill arising from 1999 Acquisition                         5,249             5,249                5,249
        Other                                                            142               169                  106
                                                                         ---               ---                  ---

                                                                       8,464             8,423                7,968
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

     As of November 30, 2004, the estimated aggregate amortization expense, based on current levels of intangible assets for the succeeding five years is as follows:

     Years Ending November 30,             (Thousands of Euro)
     -------------------------
            2005                                  7,970
            2006                                  7,970
            2007                                  7,930
            2008                                  7,860
            2009                                  7,860


10.  BANK OVERDRAFTS AND SHORT-TERM DEBT

     As of November 30, 2003 and 2004, the Group had available short-term credit lines of approximately Euro 90.0 million and Euro 89.6 million, respectively, with various banks in Europe, primarily for working capital purposes.

     Such short-term credit lines are primarily in the form of uncommitted short-term bank loan facilities that are repayable on demand and may be revoked at any time by the lender upon notice. At the same dates the utilization of such credit lines may be summarized as follows (in thousands of Euro):


                                                            2003         2004
                                                            ----         ----
     Euro denominated bank overdrafts and short-term
     loans, bearing interest variable from 4.50% to
     9.50% at November 30, 2004                            24,356       18,676

     Euro denominated bank advance on  import/export,
     average interest at 6.08% at November 30, 2003        25,702       25,671
                                                           ------       ------

                                                           50,058       44,347
                                                           ======       ======

     Borrowings under revolving line of credit             50,058       44,347
     Weighted average interest rate                         5.95%        5.37%
     Maximum month-end balance during year                 72,845       58,779
     Average month-end balance during year                 62,162       50,018


11.  LONG-TERM DEBT

     Long-term debt at November 30, 2003 and 2004, is summarized as follows (in thousands of Euro):

                                                            2003         2004
                                                            ----         ----
     Euro denominated subordinated revolving
     loan from Izasa Distribuciones Tecnicas S.A           61,401            -

     Euro denominated subordinated loan from
     IL Holding S.p.A.                                     26,294            -

     Euro denominated loan expiring in 2010                     -        2,076

     U.S. Dollar denominated loan expiring in
     May 2005                                               9,310        1,343
                                                           ------       ------
     Other long term debt                                     229            -
                                                           ------       ------
                                                           97,234        3,419

     Less- Current portion of long-term debt                    -        1,343
                                                           ------       ------
                                                           97,234        2,076
                                                           ======       ======

     On February 26, 1999 the Company signed a subordinated revolving loan agreement with a Werfen affiliate (Izasa Distribuciones Tecnicas S.A.) in the amount of Spanish Pesetas 21,625 million (approximately Euro 130 million) and a subordinated long-term loan with Werfen S.A. (an affiliated company of CH-Werfen S.A.) in the amount of Spanish Pesetas 4,375 million (approximately Euro 26.3 million). Approximately Euro 114 million of the loan proceeds were used to pay for the acquisition of Hemoliance. Both loans original maturity has been extended to January 31, 2007 and bore interest at a floating rate based on the six-month Euribor plus 320 basis points per annum (ranging from 5.30% to 5.40% at November 30, 2003). On March 30, 2004, IL Holding S.p.A., an Italian subsidiary of Izasa Distribuciones Tecnicas S.A., exchanged Euro 89,700,595, corresponding to the the last portion of the outstanding loan plus matured interest, for 271,819,984 newly issued ordinary shares.

     The U.S. Dollar denominated loan is secured by the Company's inventory and receivables and bears interest at U.S. Dollar prime rate plus 2% (7.00% At November 30, 2004).

     Future maturities of long-term debt during the next five years and thereafter are as follows (in thousands of Euro):


         Years Ending November 30,                          Amount
         -------------------------                          ------
         2005                                               1,343
         2006                                                 273
         2007                                                 519
         2008                                                 519
         2009                                                 519
         2010                                                 246
                                                            -----
                                                            3,419
                                                            =====

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

     Tax years beginning subsequent to November 1999 are still subject to review by the tax authorities for the Italian company. In October 1993, Italian tax authorities examined the 1991 tax return of Instrumentation Laboratory S.r.l. (merged into Instrumentation Laboratory S.p.A. during 1992). As a result, in the following years, the Company received assessments contesting the tax deductibility of amortization of goodwill recorded in 1991 through 1994 following a merger which took place in 1990. The Company filed appeal against these assessments received and the first level Tax Court ruled in favour of the Company in relation to all of the four years concerned. In 1999 and 2001 the second level Tax Court ruled in favour of the Company for the 1991, 1992 and 1993 assessments which have been definitively rejected, while discussion for the year 1994 is still pending.

     No provision has been made in the accompanying financial statements, as Group management is of the opinion that no significant liability will eventually result from the final resolution of the matters indicated in the preceding paragraph.

     In connection with any pre-1991 Acquisition tax contingencies, it should be noted that under the terms of the Agreement, the Seller is committed to indemnify Instrumentation Laboratory S.p.A. against future tax assessments for the portion exceeding U.S. $ 4 million which relate to periods prior to October 24, 1991.

     At November 30, 2003 and 2004, the Company has estimated that the tax basis of certain net assets exceeds the amounts recorded for financial reporting purposes. In addition, as of the same dates certain Group companies have tax loss carry forwards of approximately Euro 159 million and Euro 126 million, respectively, subject to review and approval of the applicable tax authorities, which will expire in years 2005 to 2022 if not utilized. A deferred tax asset has not been recorded to reflect the value of future tax benefits since its realization is not reasonably certain.

     Income tax expense for the fiscal years ended November 30, 2002, 2003 and 2004 are detailed as follows (in thousands of Euro):

                                           2002            2003           2004
                                           ----            ----           ----
     Current income taxes                  1,073             900          1,252
     Deferred income taxes                    82             (17)          (296)
                                           -----           -----          -----
     Total income taxes                    1,155             883            956
     IRAP                                  1,394           1,820          1,850
                                           -----           -----          -----
     Total tax provision for the year      2,549           2,703          2,806
                                           =====           =====          =====

     The tax provisions for the years 2002, 2003 and 2004, as shown in the consolidated financial statements, are based on an effective tax rate which differs from the statutory tax rate in Italy. Income taxes include taxes on income for certain foreign subsidiaries, except for the Parent Company and the U.S. subsidiary for which no current income taxes is payable and deferred tax benefits on tax loss carry forward and other timing differences are not recognized due to the current period loss and uncertainty regarding the level of future taxable income.

     The Italian statutory tax rate at November 30, 2002, 2003 and 2004 should include both 'Corporate income tax' (IRPEG) at 34%, and 'Regional tax on productive activities' (IRAP) at 4.25% which has a different base of taxation and may be payable even in cases of pre-tax losses.

13.  ACCRUED EXPENSES AND OTHER LIABILITIES

     At November 30, 2003 and 2004 accrued expenses and other liabilities consisted of the following (in thousands of Euro):
                                                         2003         2004
                                                        ------       ------
     Payroll, including social charges                  16,740       16,432
     Service contract deferred income and
     warranty reserve                                    3,214        3,329
     Accrued interest on loans from:
        - Izasa Distribuciones Tecnicas, S.A.              824            -
        - Miscel Holding B.V.                            1,767        1,767
        - IL Holding S.p.A.                              2,808        1,136
     Other accrued expenses and liabilities             14,179       12,808
                                                        ------       ------
                                                        39,532       35,472
                                                        ======       ======

     Other accrued expenses and liabilities include mainly professional and consultant fees, taxes other than income and sales commissions.

14.  RESERVE FOR SEVERANCE INDEMNITIES

     All employees of the Group in Italy are entitled to a severance indemnity equivalent to a specified percentage of annual compensation. The benefit is payable upon termination of employment and is subject to annual revaluation at 75% of the official government rate of inflation (2.668% at November 30, 2004). As of November 30, 2003 and 2004, the resulting reserve for severance indemnities amounted to Euro
     6.2 million and Euro 6.7 million, respectively.

     U.S. and UK employees of the Group are eligible to participate in employee pension and savings plans. Provisions for these plans for these subsidiaries are calculated on the basis of the actuarial and accounting rules required by International Accounting Standards and are summarized as follows (in thousands of Euro):


                                                                  2002               2003               2004
                                                                 ------             ------             ------
     CHANGE IN PROJECTED BENEFIT OBLIGATION (PBO)
     DURING MEASUREMENT PERIOD
     PBO, November 30 of previous year                           45,997             54,693             47,836
     Exchange rate effect on opening balance                        324            (10,767)            (3,308)
     Service Cost                                                 1,366              1,375                528
     Interest Cost                                                2,926              2,739              2,386
     Actuarial (Gain)/Loss                                        5,132              1,481              2,890
     Benefits Paid                                               (1,206)            (1,685)            (1,298)
     Plan amendments                                                154                  -             (4,712)
                                                                 ------             ------             ------
     PBO, November 30,                                           54,693             47,836             44,322
                                                                 ======             ======             ======
     CHANGE IN PLAN ASSETS DURING THE MEASUREMENT PERIOD
     Plan Assets at Fair Value, November 30 of previous
     year                                                        31,848             29,348             25,756
     Exchange rate effect on opening balance                        175             (6,127)            (1,742)
     Expected Return on Plan Assets                              (1,467)             2,369              2,375
     Employee Contribution                                        1,826              1,835              3,236
     Benefits Paid                                               (3,034)            (1,685)            (1,298)
     Actuarial gain (loss)                                            -                 16                105
                                                                 ------             ------             ------
     Plan Assets at Fair Value, November 30,                     29,348             25,756             28,432
                                                                 ======             ======             ======

     RECONCILIATION OF PREPAID (ACCRUED)
     Underfunded Status of the Plan                             (23,890)           (22,080)           (15,890)
     Unamortized Prior Service Cost                                 403                (98)              (164)
     Unrecognized Net Loss                                       25,219             23,252             19,185
                                                                 ------             ------             ------
     Prepaid (accrued) Pension Costs                              1,732              1,074              3,131

     COMPONENTS OF NET PERIODIC BENEFIT COST FOR FISCAL
     YEAR
     Service Cost                                                 1,373              1,312                396
     Interest Cost                                                3,079              2,827              2,386
     Expected Return on Plan Assets                              (3,096)            (2,570)            (2,433)
     Net amortization and deferral                                  385                772                571
                                                                 ------             ------             ------
     Net Periodic Pension Cost                                    1,741              2,341                920


     Assumptions used for the above funded status calculation include:

                                                                 2002                 2003               2004
                                                                 ----                 ----               ----
     Annual rate of increase in compensation levels:
        United States plan                                       6.75%                5.00%              5.00%
        European plans                                           4.50%                4.50%              4.75%
     Discount rate applied to benefit obligation:
        United States plan                                       6.75%                6.75%              6.25%
        European plans                                           5.50%                5.50%              5.30%
     Expected long-term rate of return on plan assets:
        United States plan                                       9.00%                9.00%              8.50%
        European plans                                           7.50%                7.50%              7.50%

     The net cumulative unrecognized actuarial loss as of November 30, 2004 amounts to Euro 19.2 million of which Euro 11.1 million relates to a U.S. pension plan and Euro 8.1 million relates to a UK pension plan. The net amount recognized as prepaid pension costs is the result of prepaid pension costs of Euro 2.3 million for U.S. plan and Euro 0.8 million for UK plan.

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

     Savings Plan

     The U.S. subsidiary has also established a saving plan for all employees. Employee contributions to the savings plan can be made both on a pre-tax (salary deferral) and after-tax basis. The U.S. subsidiary may make a matching contribution in an amount equal to 25% of each employee's contribution up to a maximum of 8% of eligible compensation. The total U.S. subsidiary contribution is limited to 2% of eligible compensation. In addition, the U.S. subsidiary can make discretionary contributions to the savings plan. No discretionary contribution was made in 2003 and 2004. The U.S. subsidiary expensed approximately U.S.$ 460,000, $ 494,000 and $ 1,946,000 of employer matching contributions for the years ended November 30, 2002, 2003 and 2004, respectively.

     Postretirement Benefits

     The  U.S.   subsidiary   currently  provides  certain   postretirement
     healthcare and other benefits to eligible employees. The Company accounts for postretirement benefits under the provisions of SFAS No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions. Under SFAS No. 106, the Company is required to accrue the estimated cost of postretirement benefits during the employees' active service periods up to the date they become eligible for full benefits.

15.  COMMITMENTS AND CONTINGENCIES

     Leases

     Minimum  annual  rental  commitments  as of  November  30,  2004 under non-cancellable operating leases, principally for manufacturing, service and distribution centres, and office facilities are payable as follows (in thousands of Euro):


      Years Ending November 30,                           Operating
      -------------------------                           ---------
                                                             Leases
                                                             ------
         2005                                                 4,255
         2006                                                 3,358
         2007                                                 1,921
         2008                                                 1,687
         2009                                                 1,608
         Thereafter                                           1,074
                                                             ------
         Total minimum lease payments                        13,903
                                                             ======

     As of November 30, 2004, total commitments for lease payments related to sale and lease back of instruments (Note 8) amounted to Euro 10.6 million, of which Euro 5.1 million is short term.

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

     In 1996, 590 Lincoln Street Trust filed a lawsuit alleging a release of hazardous material, on or earlier than 1988, by one of its tenants, including an affiliate of the Company's predecessor that was an operator of the site. Later, the Company was named as a defendant. When Werfen acquired the Company, Werfen assumed the Company's liability, if any, relating to this lawsuit. The Company has denied liability in this matter.

     In 2002 the aforementioned case went to trial and verdict was returned against the Company. A judgment has been entered in the case in the amount of approximately U.S.$ 2.6 million. The Company has appealed the decision in the case. The Company believes that, in any case, the proceeding will not have a material adverse effect on the financial condition or results of operations of the Company. As of November 30, 2004 the Company has recorded an accrual of U.S.$ 2.2 million related to this judgment.

     Derivative financial instruments

     Derivative financial instruments are utilized by the Company to reduce its exposure to market risks from changes in interest rates and foreign exchange rates.

     In managing these risks, the Company entered in the following contracts (in thousands of Euro):

                                                  November 30, 2004
                                                  -----------------
                                                   notional amount
                                                   ---------------
     Interest Rate Swaps                               21,000
     Currency Options                                  39,936


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

     Interest Rate Swaps

     In 2003 the Company entered into an interest rate swap in order to exchange with a counterpart, at specified intervals for a 5-years period, the difference between interest amounts calculated by reference to the notional principal amount and agreed floating or fixed interest rate. The Company has entered in such agreement to reduce risk of increase in Euro interest rate.

     Currency Options

     The Company uses currency options to partially hedge purchase costs of products that are denominated in U.S. Dollars and Japanese Yens. Currency options, purchased or sold in the over-the-counter market for a premium, provide the Company the right to buy or sell an agreed amount of U.S. Dollars or Japanese Yens at a specified exchange rate at the end of a specified period, currently not exceeding 60 months. Since such options are not designated against specific transactions, they have been accounted for at estimated fair market value. Fair market value reflects the estimated amount that the Company would pay or receive to terminate the contracts at the reporting date, therefore taking into account the current unrealised gains or losses of open contracts. In order to estimate the fair value of derivatives, the Company has used dealers' quote.

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

     Share Capital

     Shareholders at the Company's shareholders meeting held on March 29, 2004 approved the coverage of the 2004 and previous years losses, amounting to Euro 98,141 thousand, through the utilization of additional paid-in capital in the amount of Euro 11,496 thousands and through the reduction of the share capital by decreasing the par value of an Ordinary Share from Euro 1.29 to Euro 0.33. Shareholders at the same shareholders' meeting approved a capital increase which was finalized in May 2004 with the issuance of 271,819,984 new ordinary shares, par value Euro 0.33 each. Accordingly, the share capital outstanding as of November 30, 2003 and 2004 consisted respectively of 90,701,104 ordinary shares with a nominal value of Euro 1.29 each and of 362,521,088 ordinary shares with a nominal value of Euro 0.33 each.

     On November 25, 1997, the Company's shareholders approved a resolution to adopt a stock option plan for the benefit of senior management and key employees of the Company and its subsidiaries. The Company may grant to these individuals stock options which can be exercised within a period of 5 years for up to 750,000 ordinary shares.

     At the same meeting, the shareholders authorized the issuance of 750,000 shares, par value Lire 2,500 each (now Euro 1.29 each), to service the plan. In this respect the Board of Directors on July 22, 1998, authorized the issuance of options for up to 170,000 ordinary shares to be exercised up to 2008. The shareholders' meeting held on March 29, 2004 amended such resolution by reducing the par value of the shares to be issued to service the plan from Euro 1.29 to Euro 0.33.

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

     Reconciliation to Parent Company Equity

     The reconciliation of net result and shareholders' equity of Instrumentation Laboratory S.p.A. (the Group's parent company), as reflected in the statutory accounts or in the draft statutory accounts subject to approval of the Board of Directors, and consolidated net loss and shareholders' equity as reported in the accompanying financial statements as of November 30, 2002, 2003 and 2004 is as follows (in thousand of Euro):

                                                  Net Income (Loss)                     Shareholders' Equity
                                                  -----------------                     --------------------
                                               2002        2003          2004         2002        2003          2004
                                         -----------------------------------------------------------------------------
     Instrumentation Laboratory S.p.A.      (14,986)     (83,155)       12,787      113,632      30,477       132,964

     Difference between carrying value
     of investments in subsidiaries
     and their net results and equity         1,685       78,008         2,129      (19,779)      9,837         7,320

     Adjustments to conform with Group
     accounting principles                    2,109        1,142           232          980       2,122         2,354

     Elimination of intercompany
     transactions and other
     consolidation adjustments               (2,649)      (7,080)       (8,470)     (14,517)     19,428        12,770
                                            --------     --------      --------     --------     ------       -------

     Consolidated                           (13,841)     (11,085)        6,678       80,316      61,862       155,408
                                            ========     ========      ========     ========     ======       =======


17.  NET SALES

     Sales from service contracts and their related costs were as follows (in thousands of Euro):

                                          2002           2003          2004
                                          ----           ----          ----

     Net sales                          25,191         20,945        19,698
     Costs and expenses                 19,169         17,804        17,755
                                        ------         ------        ------

     Gross profit                        6,022          3,141         1,943
                                         =====          =====         =====


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

     Selected information by major product lines as of November 30, 2002, 2003 and 2004 is as follows (in thousands of Euro):

                                                     Critical       Clinical
                                                     --------       --------
                                     Hemostasis          care      Chemistry           Other              Total
                                     ----------          ----      ---------           -----              -----
     2002
     ----
     Net sales                          134,774        76,826         24,329          36,662            272,591
     Gross profit                        71,005        39,228          9,701          11,108            131,042

     2003
     ----
     Net sales                          125,019        72,596         24,889          37,507            260,011
     Gross profit                        66,289        39,486          8,600          14,570            128,945

     2004
     ----
     Net sales                          135,793        77,112         22,694          44,432            280,031
     Gross profit                        72,215        44,484          7,804          18,635            143,138

     The product line denominated as 'Other' relates mainly to the distribution of Beckman Coulter products in Italy.

     Selected information about the Group geographic areas of operations is as follows (in thousands of Euro):

                                                                          North       Rest of
                                                                          -----       -------
                                                            Europe      America         World             Total
                                                            ------      -------         -----             -----
     2002
     ----
     Sales                                                 158,972       96,589        17,030           272,591
     Operating income (loss)
     before amortization                                    26,075      (21,074)        6,177            11,178

     2003
     ----
     Sales                                                 165,475       78,158        16,378           260,011
     Operating income (loss)
     before amortization                                    33,905      (23,989)        6,045            15,961

     2004
     ----
     Sales                                                 181,720       80,629        17,682           280,031
     Operating income (loss)
     before amortization                                    39,798      (17,162)        6,203            28,839


     Selected information about the Group long-lived assets by geographic areas is as follows (in thousands of Euro):

                                                                          North       Rest of
                                                                          -----       -------
                                                            Europe      America         World             Total
                                                            ------      -------         -----             -----
     2003
     ----
     Tangible assets - Net                                   4,421       16,392           500            21,313
     Reagent rentals - Net                                  20,045        3,277         3,179            26,501
     Intangible assets (excluding Goodwill) - Net            1,448          123             -             1,571
     Long-term receivables and other                           290           47            98               435

     2004
     ----
     Tangible assets - Net                                   3,310       14,531         2,811            20,652
     Reagent rentals - Net                                  20,789        2,666         2,905            26,360
     Intangible assets (excluding Goodwill) - Net            1,172           35             -             1,207
     Long-term receivables and other                           210           43            77               330


18.  INTEREST INCOME AND EXPENSE

     Interest income and expense for the year ended November 2002, 2003 and 2004 were as follows (in thousands of Euro):

                                                                    2002              2003             2004
                                                                    ----              ----             ----
     Interest income from deposits and other
        short-term financial assets                                  980               746              739
                                                                  ------            ------           ------

                       Total interest income                         980               746              739
                                                                  ======            ======           ======

     Interest expense on short-term bank borrowings                5,225             4,844            4,941

     Interest expense on long-term debt                            6,985             5,966            2,331
                                                                  ------            ------           ------

                       Total interest expense                     12,210            10,810            7,272
                                                                  ======            ======           ======

19.  OTHER INCOME (EXPENSE), NET

     Other income and expense include mainly bank charges, gain and losses of disposal of rentals, etc. as well as non recurring income and expenses (such as supplementary leaving indemnities).

     Other income (expense), net, consists of the following (in thousands of Euro):

                                                                   2002              2003             2004
                                                                   ----              ----             ----
    Supplementary leaving indemnities                             (1,515)             (981)          (1,730)
    Gain  (loss)  on  foreign   exchange  and  forward
    exchange contracts                                             1,896            (2,667)          (1,089)
    Litigation  settlements  and  estimated  costs  to
    settle                                                        (1,260)             (220)            (471)
    Gain (loss) on disposal of fixed assets                          117                72             (210)
    Bank charges                                                    (700)             (914)          (1,208)
    Other, net                                                    (1,234)           (1,079)             (43)
                                                                  -------           -------          -------
             Total Other income (expense), net                    (2,696)           (5,789)          (4,751)
                                                                  =======           =======          =======


20.  RELATED PARTY TRANSACTIONS

     Group companies purchase from, and sell products to, other entities of the Werfen Group.

     Total purchases from related parties for the year ended November 30, 2002, 2003 and 2004 were approximately Euro 8.4 million, Euro 10.5 million and Euro 13.1 million, respectively.

     In addition, for the year ended November 30, 2002, 2003 and 2004 a Werfen affiliate charged the Company approximately Euro 2.2 million, Euro 2.5 million and Euro 2.1 million, respectively, for software development services. These services relate basically to software applied for analytical instruments.

     Total sales to related parties for the year ended November 30, 2002, 2003 and 2004 were approximately Euro 13.7 million, Euro 12.7 million and Euro 16.3 million, respectively.

     As of November 30, 2003 and 2004, the most significant balances with Werfen Group companies are the following (in thousands of Euro):

     Commercial transactions (included in trade receivables and trade and other payables)


                                                           2003                                 2004
                                                           ----                                 ----
                                                Receivables           Payables       Receivables         Payables
                                                -----------           --------       -----------         --------
     Izasa Distribuciones Tecnicas, S.A.              3,238             1,390             2,010            1,930
     Biokit S.A.                                        291                 -               255
     Biokit Distribution S.A.                             -             5,017                 -            5,102
     NTE, S.A.                                            -               638                 -              701
     Werfen Medical IL Ltd. Korea                       414                 -               305                -
     Comesa Austria                                       2                69                 -               30
     Comesa Poland                                      261                 -               260                -
                                                      -----             -----             -----            -----
                                                      4,206             7,114             2,830            7,763
                                                      =====             =====             =====            =====

     Financial transactions (including interests)

                                                           2003                                 2004
                                                           ----                                 ----
                                                Receivables           Payables       Receivables         Payables
                                                -----------           --------       -----------         --------
      Izasa Distribuciones Tecnicas, S.A.                 -            62,225                 -                -
      Miscel Holding B.V.                                 -             1,767                 -            1,767
      IL Holding S.p.A.                                   -            29,102                 -            1,136
                                                     ------            ------            ------            -----

                                                          -            93,094                 -            2,903
                                                     ======            ======            ======            =====

     Certain executive officers of the Company and other individuals historically have been employed by Werfen or its affiliates and, pursuant to agreements with the Company, have provided services to the Company and its subsidiaries as agreed between the parties.

     During fiscal 2002, 2003 and 2004, Izasa Distribuciones Tecnicas S.A. ('Izasa') charged certain Group companies approximately Euro 582 thousands, Euro 457 thousands and Euro 350 thousands, respectively, in management fees for corporate services provided to these companies and administrative and out-of-pocket expenses incurred in rendering those services.

     In connection with the acquisition of Hemoliance, completed in January 1999, certain Werfen Group companies granted long-term subordinated loans to the Company (Note 11). Interest charged on these loans in fiscal years 2002, 2003 and 2004 amounted to Euro 6.0 million, Euro
     5.2 million and Euro 1.6 million, respectively.

     In 2001, the Company signed a distribution agreement with the Parent Company Izasa (its sole distributor in Spain and Portugal since before
     1990), by which Izasa has been appointed exclusive distributor of the Company's products in Spain for the initial term of 10 years. The consideration paid by Izasa is Euro 9 million that has been recorded as non recurring income. Also in 2001 Izasa entered into a cost sharing agreement with the U.S. subsidiary of the Group. By said agreement Izasa contributes to finance the Group research and development activities on the basis of its share of total Group worldwide sales on related products. The contributions for fiscal years 2002, 2003 and 2004 amounted to Euro 2.2 million, Euro 2.7 million and Euro 2.4 million and have been classified as a reduction of research and development costs of the periods.

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

     On April 12, 2005, we executed as a guarantor a loan agreement with other Werfen group companies in favor of Izasa Distribuciones Tecnicas S.A., relating to a syndicated loan of (euro)250 million granted to Izasa, which replaces 2002 and 2004 syndicated loans above described.

21.  SUMMARY  OF  SIGNIFICANT  DIFFERENCES  BETWEEN  ACCOUNTING  PRINCIPLES
     FOLLOWED  BY  THE  COMPANY  AND  U.S.  GENERALLY  ACCEPTED  ACCOUNTING
     PRINCIPLES

     The Group's financial statements have been prepared in accordance with Italian GAAP (see Note 2), which differ in certain respects from U.S. generally accepted accounting principles ("U.S. GAAP"). The effects of these differences are reflected in the reconciliation provided in Note 22 and principally relate to the items discussed in the following paragraphs.

     Accounting for Goodwill

     Goodwill arising from 1996 and 1999 Acquisitions is amortized over 20 years for Italian GAAP. On December 1, 2002 the Company adopted SFAS 142 which requires that goodwill and intangible assets, with indefinite lives, no longer be amortized but instead be tested for impairment at least annually, or when events indicate that an impairment may have occurred. The goodwill amortization recorded under Italian GAAP, in fiscal years 2003 and 2004, have been fully reversed in the accompanying reconciliation.

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

     Accounting for Goodwill Denominated in Foreign Currencies

     The goodwill  arising from the acquisitions of MSS and Hemoliance (see
     Note 1 and Note 9) was translated at historical exchange rate in the financial statements as at November 30, 2002, 2003 and 2004. Such accounting is not allowed under U.S. GAAP, which requires that all the items of foreign financial statements be translated by using current exchange rates.

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

     Consolidation of subsidiary

     As a result of the acquisition of a further 25% shareholding, starting from December 1, 2000, the investment in a subsidiary established in the Republic of Lithuania has been consolidated on a line-by-line basis. As of November 30, 2000 the investment was stated at cost because the volume of operations carried out by the subsidiary during the year 2000 was not material. As required by Italian GAAP, the excess of equity over cost of a newly consolidated entity has been recorded to net equity.

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

     In compliance with U.S. GAAP these effects have been eliminated in the reconciliation between Italian and U.S. GAAP as of November 30, 2002, 2003 and 2004.

     Accounting for Transfer of financial assets

     As described in Note 5, the Company entered into several factoring transactions by which trade receivables were sold. Some of these transactions do not meet all the criteria required under FASB 140 to record a sale of trade receivables as opposed to a secured borrowing.

     Loss coverage

     On April 17, 2002, the Company's shareholders' meeting approved the coverage of 2001 and previous years losses, amounting to Euro 68,462 thousand, through the utilization of additional paid-in capital. On March 29, 2004 the Company's shareholders' meeting approved the partial coverage of 2003 losses, amounting to Euro 11,496 thousands through the utilization of residual additional paid-in capital. This procedure, necessary to be in compliance with Italian Civil Code rules, is not allowed under U.S. GAAP and SEC regulations and consequently retained earnings and Additional paid-in capital should be, as of November 30, 2004, equal to 37,701 thousands Euro (Dr. balance) and 79,958 thousands of Euro (Cr. balance), respectively (see the 'Audited Consolidated Statements of Changes in Shareholders' Equity for the years ended November 30, 2002, 2003 and 2004').

     Restatement

     During 2004, the Company restated its previously released reconciliation between net result and shareholders' equity determined under Italian GAAP and U.S. GAAP as of and for the year ended November 30, 2003 to correct the calculation of the provision for income taxes and the related deferred tax accounts under U.S. GAAP. The Company should have reported gross, certain deferred tax liabilities associated with differences related to differing tax and book bases of goodwill. As a result, the Company has restated the reconciliation to record under U.S. GAAP a deferred tax liability of approximately U.S.$ 1,583,000 at November 30, 2003 a provision for income taxes of approximately U.S.$ 791,000 and a cumulative effect of change in accounting principle of U.S.$ 792,000 in fiscal 2003.

22. RECONCILIATION BETWEEN NET RESULT AND SHAREHOLDERS' EQUITY DETERMINED UNDER ITALIAN GAAP AND U.S. GAAP

     The following is a summary of the significant adjustments to net result for the years ended November 30, 2002, 2003 and 2004 and to shareholders' equity as of November 30, 2003 and 2004 that would be required if U.S. GAAP had been applied instead of Italian GAAP in the consolidated financial statements:


                                                                       Year ended November 30,
                                                        -----------------------------------------------------
                                                                       2003
                                                                       ----
     NET INCOME (LOSS)                                   2002     (restated)           2004             2004
                                                        ------    -----------         ------           ------
                                                             (Thousands of Euro, except        (Thousands of
                                                                   per Share Data)             U.S.$, except
                                                                                                   per Share
                                                                                                       Data)
     Net income (loss) according to the
     financial statements prepared under
     Italian GAAP                                        (13,841)       (11,085)          6,678            8,855

     Items increasing (decreasing) reported Net results:

     Accounting for goodwill                                  34          7,364           7,364            9,764
     Accounting for finance sale & lease-back                455            559             664              880
     Accounting for goodwill denominated in
     foreign currencies                                   (1,447)          (293)            321              426
     Discount of accounts receivables                     (1,605)        (1,170)         (1,250)          (1,657)
     Imputed interest on accounts receivable               1,704          1,605           1,170            1,551
     Consolidation of subsidiary                             (70)           (52)            (49)             (65)
     Accounting for derivatives                              333           (333)           (196)            (260)
     Deferred income taxes                                  (445)        (1,015)           (356)            (472)
     Accounting for monetary revaluation                     304           (114)            207              274
     Tax effect of reconciling items                        (203)          (128)              -                -
                                                         --------       --------        --------         --------
     Approximate net income (loss) from
     continuing operations in accordance with
     US GAAP                                             (14,781)        (4,662)         14,553           19,296
                                                         ========       ========        ========         ========

     Cumulative effect of change in accounting
     principle                                                 -           (681)              -                -
                                                         --------       --------        --------         --------
     Approximate net income (loss) in
     accordance with US GAAP                             (14,781)        (5,343)         14,553           19,296
                                                         ========       ========        ========         ========

     Net income (loss) per share - basic and
     diluted                                               (0.16)         (0.06)           0.06             0.08

     Weighted average common shares outstanding       90,701,104     90,701,104     253,347,488      253,347,488


     CONSOLIDATED STATEMENT OF
     COMPREHENSIVE INCOME (LOSS)                                       Year ended November 30,
                                                        -----------------------------------------------------
                                                                       2003
                                                                       ----
     NET INCOME (LOSS)                                   2002     (restated)           2004             2004
                                                        ------    -----------         ------           ------
                                                                   (Thousands of Euro)             (Thousands of
                                                                                                          U.S.$)
     Approximate net income (loss) in accordance
     with US GAAP                                        (14,781)        (5,343)         14,553           19,295
     Cumulative translation adjustment                   (16,532)       (23,206)        (10,038)         (13,309)
     Reversal of inflation accounting to
     Monetary Revaluation reserve                           (304)           114            (687)            (911)
     Minimum pension liability, net of tax                (6,310)          (858)            (30)             (40)
                                                         --------       --------        --------         --------

     Total comprehensive income (loss)                   (37,927)       (29,293)          3,798            5,035
                                                         ========       ========        ========         ========



                                                                                    At November 30,
                                                                    ---------------------------------------------
     SHAREHOLDERS' EQUITY                                                 2003
                                                                         ------
                                                                     (restated)           2004          2004
                                                                     ----------          ------        ------
                                                                          (Thousands of Euro)        (Thousands
                                                                                                      of U.S.$)
     Shareholders' equity according to the financial statements
     prepared under Italian GAAP                                          61,862        155,408        206,055

     Items increasing (decreasing) reported shareholders' equity:

            Accounting for goodwill                                        6,896         14,260         18,908
            Accounting for finance sale & lease back                         885          1,549          2,054
            Discount and imputed interest on accounts receivable            (271)          (350)          (465)
            Accounting for goodwill denominated in foreign
            currencies                                                      (299)        (7,232)        (9,589)
            Accounting for pension plans                                 (14,923)       (14,953)       (19,826)
            Accounting for monetary revaluation                                -           (480)          (637)
            Accounting for derivatives                                         -           (196)          (260)
            Deferred income taxes                                         (1,697)        (2,053)        (2,722)
            Tax effect of reconciling items                                    -              -              -
                                                                         -------        -------        -------

     Approximate shareholders' equity in accordance with
     US GAAP                                                              52,453        145,953        193,518
                                                                         =======        =======        =======



23.  ADDITIONAL  FINANCIAL STATEMENT  DISCLOSURES REQUIRED BY U.S. GAAP AND
     THE SEC

     The following information is presented on a U.S. GAAP basis:

     Pension Plans

     Under US GAAP the U.S. subsidiary was required to recognize additional minimum liabilities of U.S. $ 6,899,000, U.S. $ 5,178,000, U.S. $
     1,847,000 and US $ 150,000 respectively in fiscal years 2001, 2002, 2003 and 2004, in connection with the plan for its employees, representing the excess of the unfunded accumulated benefit obligation over the accrued pension costs.

     The additional minimum liability required to be recognized by the UK subsidiary aggregated GBP 704,000, GBP 1,315,000 and GBP 696,000 respectively in fiscal year 2002, 2003 and 2004 corresponding to U.S. $ 1,089,000, U.S. $ 3,529,000, and U.S. $ 1,274,000 respectively.

     Disclosure on pension plans is presented in Note 14 in accordance with IAS and US GAAP.

     Postretirement Benefits

     A  reconciliation   of  the  beginning  and  ending  balances  of  the
     accumulated postretirement benefit obligation is as follows (in thousands of Euro):


                                                                              2002          2003          2004
                                                                            -------       -------       -------
     CHANGE IN ACCUMULATED POSTRETIREMENT BENEFIT OBLIGATION (APBO)
     DURING MEASUREMENT PERIOD
     APBO, November 30 previous year                                         6,149         3,641         2,837
     Effect of exchange rate on opening balance                               (640)         (626)         (166)
     Service Cost                                                              275            95            46
     Interest Cost                                                             341           171           163
     Actuarial (Gain)/Loss                                                    (406)         (344)           77
     Benefits Paid                                                            (126)         (100)         (128)
     Plan amendment                                                         (1,952)            -             -
                                                                            -------       -------       -------

     APBO, November 30                                                       3,641         2,837         2,829

     A reconciliation of the beginning and ending balances of the accumulated postretirement benefit obligation is as follows (in thousands of Euro):

     CHANGE IN PLAN ASSETS DURING THE MEASUREMENT PERIOD
     Plan Assets at Fair Value, November 30 of previous year                     -             -             -
     Employer Contribution                                                     127           100           128
     Benefits Paid                                                            (127)         (100)         (128)
                                                                            -------       -------       -------

     Plan Assets at Fair Value, November 30                                      -             -             -


     The net prepaid (accrued) postretirement benefit obligation includes the following (in thousands of Euro):

     RECONCILIATION OF PREPAID (ACCRUED)
     Accumulated postretirement benefit obligation                           3,641         2,837         2,829
     Plan assets at fair value                                                   -             -             -
                                                                            -------       -------       -------

     Accumulated postretirement benefit obligation in excess of
     plan assets                                                            (3,641)       (2,837)       (2,829)
     Unamortized Prior Service Cost                                              -          (861)         (750)
     Unrecognized Net Actuarial Loss (Gain)                                 (1,828)         (237)         (146)
     Unrecognized Net transition obligation                                    843             -             -
                                                                            -------       -------       -------
     ACCRUED POSTRETIREMENT BENEFIT OBLIGATION                              (4,626)       (3,935)       (3,725)


     Net periodic postretirement benefit expense includes the following components (in thousands of Euro):

     COMPONENTS OF NET PERIODIC BENEFIT COST FOR FISCAL YEAR                  2002          2003          2004
                                                                            -------       -------       -------

     Service Cost                                                              275            95            46
     Interest Cost                                                             341           171           163
     Net amortization of Prior Service Cost                                      -           (61)          (57)
     Net amortization of unrecognized gain                                       -            (4)            -
     Net amortization of transition obligation                                 229             -             -
                                                                            -------       -------       -------

     NET PERIODIC PENSION COST                                                 845           201           152


     The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation was 5.00% in 2002, 5% in 2003 and 5% in 2004. The discount rate used in determining the accumulated postretirement benefit obligation was 6.75%, 6.25% and 6.00% at November 30, 2002, 2003 and 2004, respectively.

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

     The total number of Ordinary Shares subject to options as of May 16, 2005 was 750,000. The total number of Ordinary Shares subject to options held by Company's directors and executive officers as a group was 16,000 on May 16, 2005.

     The Company adopted the provisions of Statement of Financial accounting Standards No.123 'Accounting for Stock Based Compensation' ("SFAS 123"). As permitted by SFAS 123, the Company has elected and plans to continue to account for stock based compensation using the intrinsic value method under Accounting Principles Board Opinion No.
     25. Accordingly, no compensation has been recognized for stock options.

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

     The  following  table  summarizes   information  about  stock  options
     outstanding at November 30, 2004:

    Range of exercise   Number of options   Weighted average   Weighted average
          price            outstanding          remaining       exercise price
     (in US Dollars)                        contractual life    (in US Dollars)

         0.43                170,000              3.64               0.43

     The following table summarizes information about options outstanding at November 30, 2003 and 2004:

                                          Options outstanding at fiscal year
                                       ----------------------------------------
                                           2003        2004            Weighted
                                         -------     -------           --------
                                                                        Average
                                                                        -------
                                                                 Exercise Price
                                                                 --------------
                                                                 (in US Dollars)

     Balance at December 1,             170,000     170,000                0.43
     Granted                                  -           -                   -
     Exercised                                -           -                   -
                                       ----------------------------------------
     Balance at November 30,            170,000     170,000                0.43

     Exercisable at November 30,        127,500     170,000                0.43

     Had compensation expense for all stock options granted in 1998 been determined under SFAS 123, the Company's net loss and net loss per share would have been as follows (in thousands of US Dollars):

                                                                   2002               2003                 2004
                                                               --------           --------             --------
                                                                                  restated
                                                                                  --------
     Net income (loss) attributable to common
     stockholders - as reported under U.S. GAAP                 (14,681)            (6,382)              19,296
     Less: Total stock based employee compensation
     expense determined under the fair value based
     method for all awards                                          (42)               (42)                 (19)
     Pro-forma net income (loss) under U.S. GAAP
     attributable to common stockholders                        (14,723)            (6,424)              19,277

     Net loss per share - as reported basic and
     diluted                                                      (0.16)             (0.07)                0.08
     Net loss per share - pro forma basic and
     diluted                                                      (0.16)             (0.07)                0.08


     The adoption of SFAS 123 would have no effect on diluted earnings per share for the years ended November 30, 2002, 2003 and 2004 since the effects of common stock equivalents are antidilutive.

     The effects of applying SFAS 123 in this pro-forma disclosure are not indicative of future amounts and additional awards in future years are anticipated.

     Deferred Income Taxes

     Domestic and foreign components of pre-tax income (loss) are as follows:

                                                   2002               2003              2004
                                                   ----               ----              ----
                                                              (Thousands of Euro)
     Domestic                                     10,289             14,405            17,192
     Foreign                                     (21,873)           (15,153)              523
                                                 --------           --------           ------
     Total pre-tax loss                          (11,584)              (748)           17,715
                                                 ========           ========           ======

     The provisions for income taxes are as follows:
                                                   2002               2003              2004
                                                   ----               ----              ----
                                                              (Thousands of Euro)
     Current                                       2,467              2,720             3,102
     Deferred                                        730                447                60
                                                 --------           --------           ------

          Total                                    3,197              3,167             3,162
                                                 ========           ========           ======


     The tax effects of significant differences are as follows:

                                                             NOVEMBER 30,
                                                    ----------------------------
                                                         2003          2004
                                                     --------      --------
                                                     RESTATED
                                                     --------
                                                         (Thousands of Euro)
     Deferred tax assets:
        Accrued liabilities not currently
        deductible                                      2,452           3,162
        Depreciation and amortization                  (4,669)         (2,000)
        Goodwill                                       (1,362)         (1,864)
        Inventories basis difference                    1,647           1,396
        Reserves                                          788             819
        Pension and postretirement benefit              1,284             239
        R&E  Capitalization                            11,943          11,502
        R&D Capitalization                              5,052           5,975
        Tax loss carry-forwards                        52,368          38,237
        Other                                             348              61
                                                     --------        --------
                                                       69,851          57,257
     Less: Valuation allowance                        (71,850)        (59,581)
                                                     --------        --------
     Net deferred tax liability                        (1,999)         (2,053)
                                                     ========        ========

     Tax loss carry-forwards are expected to reverse at an average rate of 33%.

     A valuation allowance has been provided for deferred tax assets of the Company and certain foreign subsidiaries which have experienced cumulative losses in recent years, since the Company does not believe their realization is more likely than not based upon the weight of available evidence.

     Reclassification of Balance Sheet

     With regard to the consolidated financial statements, the following significant captions determined under U.S. GAAP would have been as follows:

                               2003               2004                     2004
                               ----               ----                     ----
                                  (Thousands of Euro)      (Thousands of U.S.$)

     Intangible assets       117,445             109,805                145,591
     Current assets          144,473             154,332                204,628
     Current liabilities     148,169             152,861                202,678
     Total assets            326,740             331,536                439,583
     Short term debt          56,112              52,249                 39,406
     Long term debt          102,564              14,021                 18,590

     Valuation and Qualifying Accounts

     A summary of the Group valuation and qualifying accounts (in thousands of Euro) follows:

                                     Balance at   Effect of exchange      Charged to    Deductions   Balance at
                                     -----------  -------------------     -----------   ----------   ----------
                                   Beginning of      rate on opening       Costs and                     End of
                                   ------------      ---------------       ---------                     ------
                                         Period              Balance        Expenses                     Period
                                         ------              -------        --------                     ------
     2002
     ----
        Reserve for doubtful
        accounts receivable               5,862                (287)             404        (204)         5,775
        Obsolescence reserve for
        inventory                        11,396                (570)           3,460      (3,576)        10,710
     2003
     ----
        Reserve for doubtful
        accounts receivable               5,775                (428)             340      (1,089)         4,598
        Obsolescence reserve for
        inventory                        10,710                (903)           3,067      (2,920)         9,954
     2004
     ----
        Reserve for doubtful
        accounts receivable               4,598                (223)           1,235        (526)         5,084
        Obsolescence reserve for
        inventory                         9,954                (519)           3,074      (3,155)         9,354


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

                                                               AT NOVEMBER 30,
                                                               ---------------
                                                 2003                               2004
                                  ------------------------------------------------------------------------
                                   Carrying Value      Fair Value       Carrying Value       Fair Value
                                  ------------------------------------------------------------------------
                                                            (Thousands of Euro)
     Trade receivables                 75,992            74,822             81,200             79,950



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

     Recent Accounting Pronouncements

     In December 2004, the FASB issued statement No. 123 (revised 2004), "Stock-Based Payment" (SFAS 123R). This statement replaces SFAS 123 "Accounting for Stock-Based Compensation", supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and amends SFAS 95, "Statement of Cash Flows", to require that excess tax benefits be reported as a financing cash inflow rather than as a reduction of taxes paid. SFAS 123R is effective the first interim or annual reporting period that begins after June 15, 2005. The Company expects to adopt the provisions of the new standard effective January 1, 2006. The Company is currently evaluating the requirements of SFAS 123R, including the adoption method alternatives, but does not expect adoption of this statement to have a material effect on the operating result of the Company.

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

25.  SUBSEQUENT EVENTS

     A complaint was filed by Bio-Rad Laboratories, Inc. against the Company, Werfen, Izasa, and four of the Company's current officers and directors in January 2005 in the United States District Court for the Southern District of New York. The complaint asserts claims under common law for fraud, conspiracy to commit fraud and aiding and abetting fraud against all the defendants; negligent misrepresentation against the Company and the individual defendants; as well as breach of fiduciary duty under Italian Civil Code Article 2395 against the individual defendants. The complaint alleges generally that the defendants falsely understated the Company's revenues and profitability in financial statements included in the Company's public filings and public statements from 1999 to 2004, and that the price of the Company's ADSs have therefore been artificially depressed. The plaintiff, which owns ADSs, seeks an unspecified amount of damages. All the defendants have moved to dismiss the complaint. At this stage the Company is not in a position to assess the outcome of this proceeding.

     Following a resolution of the Board of the Company on February 23, 2005, the entire capital of Instrumentation Laboratory Ges.m.b.H. Austria was transferred on April 7, 2005 to Comesa GmbH, a Werfen group company. The price for the sale of the shares was fixed at Euro
     3.4 million based on an independent third party appraisal. As a consequence of the sale, Instrumentation Laboratory Ges.m.b.H.
     Austria, which represented sales in the amount of Euro 4.6 million, Euro 5.3 million and Euro 7.2 million in fiscal years 2002, 2003 and 2004, respectively, will be deconsolidated effective January 1, 2005.