Form 20-F/A
period 2004-11-30
INSTRUMENTATION LABORATORY SPA
filed 2005-10-17
CIK 1023950

UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                                FORM 20-F/A
                             (Amendment No. 1)

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


                                                        NAME OF EACH EXCHANGE ON
                                                        ------------------------
                   TITLE OF EACH CLASS                      WHICH REGISTERED
                   -------------------                      ----------------

     American Depositary Shares, each representing               NONE
     one Ordinary Share, (euro)0.33 par value per share(1)

--------
(1)  The par value of an Ordinary  Share was  changed  from  (euro)1.29  to
     (euro)0.33 by a resolution made at the shareholders meeting of the Company on March 29, 2004.


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

     Indicate by check mark which financial statement item the registrant has elected to follow. Item 17 __ Item 18 X -

--------------------------------------------------------------------------------

                              EXPLANATORY NOTE

Instrumentation Laboratory S.p.A. (the "Company") is filing this Amendment No. 1 on Form 20-F/A solely to amend Item 15 of the annual report on Form 20-F for its fiscal year ended November 30, 2004, filed by the Company on May 27, 2005 (the "Annual Report").

This Amendment is not intended to amend any other information presented in the Company's Annual Report, which remains unchanged.

This Amendment does not reflect events occurring after the filing of the Annual Report and does not modify, restate or update the disclosure therein in any way other than as required to reflect the amendment discussed above. As a result, this Amendment continues to speak as of November 30, 2004.

ITEM 15.      CONTROLS AND PROCEDURES

     Pursuant to rules adopted by the Securities and Exchange Commission as directed by Section 302 of the Sarbanes-Oxley Act of 2002, the Company is providing the following information:

     As of the end of the period covered by this report (the "Evaluation Date") the Company conducted an evaluation (under the supervision and with the participation of the Company's chief executive officer and chief financial officer), pursuant to Rule 13a-15 promulgated under the
Securities Exchange Act of 1934, as amended (the "Exchange Act") of the effectiveness of design and operation of the Company's disclosure controls and procedures. Based on this evaluation, the Company's chief executive officer and chief financial officer have concluded that as of the Evaluation Date such disclosure controls and procedures were effective and were reasonably designed to ensure that information required to be disclosed by the Company in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.

     During the period covered by this Annual Report on Form 20-F there have not been any significant changes in the internal controls, or in factors that could significantly affect the internal controls, nor were there any significant deficiencies or material weaknesses in the internal controls requiring corrective actions.

ITEM 19.      EXHIBITS

     Exhibit       Description
     -------       -----------

       12          Section 302 Certifications.*

-----------------------------

* Filed herewith.

                                 SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to the Annual Report on its behalf.

                                             INSTRUMENTATION LABORATORY S.p.A.





                                             By: /s/ Jose Luis Martin
                                                 -------------------------------
                                             Name:   Jose Luis Martin
                                             Title:  Chief Financial Officer

Date: October 17, 2005